As filed with the Securities and Exchange Commission on February , 2015
Securities Act File No. 333-192770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐ **Pre-Effective Amendment No.**
☒ **Post-Effective Amendment No. 7**

Fifth Street Finance Corp.

(Exact name of registrant as specified in charter)

777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830
(203) 681-3600
(Address and telephone number, including area code, of principal executive offices)

Todd G. Owens
Fifth Street Finance Corp.
777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830
(Name and address of agent for service)

Copies to:

Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth St., NW, Suite 700
Washington, DC 20001-3980
Tel: (202) 383-0100
Fax: (202) 637-3593

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☑ when declared effective pursuant to Section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(5)
Common Stock, $0.01 par value per share(2)		
Debt Securities(3)		
Warrants(2)		
Total(4)	$1,500,000,000	$181,570(6)

(1) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this Registration Statement.

(2) Subject to Note 4 below, there is being registered hereunder an indeterminate number of shares of common stock or warrants as may be sold, from time to time. Warrants represent rights to purchase common stock or debt securities.

(3) Subject to Note 4 below, there is being registered hereunder an indeterminate number of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $1,500,000,000.

(4) In no event will the aggregate offering price of all securities issued from time to time pursuant to this Registration Statement exceed $1,500,000,000.

(5) In reliance upon Rule 429 under the Securities Act of 1933, the amount of securities being registered hereunder includes certain securities previously registered by the Registrant under a registration statement on Form N-2 (File No. 333-180267). All amounts unsold under the prospectus contained in such prior registration statement (a total of $90,295,466) are carried forward into this registration statement on Form N-2, and the prospectus contained as part of this registration statement shall be deemed to be combined with the prospectus contained in the above-referenced registration statement, which has previously been filed. The registration fee paid in connection with this filing reflects the registration of $1,409,704,534 of new securities hereunder.

(6) Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED FEBRUARY __, 2015

$1,500,000,000

Fifth Street Finance Corp.

Common Stock
Debt Securities
Warrants

We may offer, from time to time in one or more offerings, up to $1,500,000,000 of shares of our common stock, debt securities or warrants to purchase common stock or debt securities, which we refer to, collectively, as the "securities." Our securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities.

Our securities may be offered directly to one or more purchasers through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See "Plan of Distribution." We may not sell any of our securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of such securities.

We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940.

We are a specialty finance company that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. Our investment objective is to maximize our portfolio's total return by generating current income from our debt investments and capital appreciation from our equity investments.

The companies in which we invest are typically highly leveraged, and, in most cases, our investments in such companies are not rated by any rating agency. If such investments were rated, we believe that they would likely receive a rating from a nationally recognized statistical rating organization of below investment grade (i.e., below BBB- or Baa), which is often referred to as "junk." Exposure to below investment grade securities involves certain risks, and those securities are viewed as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. A substantial portion of our investment portfolio consists of debt investments for which issuers are not required to make principal payments until the maturity of the senior loans, which could result in a substantial loss to us if such issuers are unable to refinance or repay their debt at maturity. In addition, a substantial portion of our debt investments have variable interest rates that reset periodically based on benchmarks such as London-Interbank Offered Rate and the prime rate. As a result, significant increases in such benchmarks in the future would make it more difficult for these borrowers to service their obligations under the debt investments that we hold.

On February __, 2015 and December 31, 2014, the last reported sale price of our common stock on the NASDAQ Global Select Market was $____ and $8.01 per share, respectively. We are required to determine the net asset value per share of our common stock on a quarterly basis. Our net asset value per share of our common stock as of December 31, 2014 was $9.17.

Investing in our securities involves a high degree of risk, and should be considered highly speculative. See "Risk Factors" beginning on page 16 to read about factors you should consider, including the risk of leverage, before investing in our securities.

This prospectus and any accompanying prospectus supplement contain important information about us that a prospective investor should know before investing in our securities. Please read this prospectus and any accompanying prospectus supplement before investing and keep them for future reference. We file periodic reports, current reports, proxy statements and other information with the Securities and Exchange Commission. This information is available free of charge by contacting us at 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830 or by telephone at (203) 681-3600 or on our website at *fsc.fifthstreetfinance.com.* Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The Securities and Exchange Commission also maintains a website at *www.sec.gov* that contains such information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated , 2015

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read the entire prospectus carefully, including the section entitled "Risk Factors" before making a decision to invest in our securities.

Unless otherwise noted, the terms "we," "us," "our," the "Company" and "Fifth Street" refer to Fifth Street Finance Corp. In addition, the terms "Fifth Street Management" and "investment adviser" refer to Fifth Street Management LLC, our external investment adviser.

Fifth Street Finance Corp.

We are a specialty finance company that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. We define small and mid-sized companies as those with annual revenues between $25 million and $250 million. Our investment objective is to maximize our portfolio's total return by generating current income from our debt investments and capital appreciation from our equity investments. We are externally managed and advised by Fifth Street Management LLC, which we also refer to as our "investment adviser."

Our investments generally range in size from $10 million to $100 million and are principally in the form of first lien, second lien (collectively, "senior secured") and subordinated debt investments, which may also include an equity component. Although our focus could change, we are currently focusing our origination efforts on a prudent mix of first lien, second lien and subordinated loans which we believe will provide superior risk-adjusted returns while maintaining adequate credit protection. As of December 31, 2014, 82.2% of our portfolio at fair value consisted of debt investments that were secured by first or second priority liens on the assets of our portfolio companies. Moreover, we held equity investments consisting of common stock, preferred stock or other equity interests in 71 of our 137 portfolio companies as of December 31, 2014.

We generally invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "high yield" or "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. As of December 31, 2014, 54.4% of our debt portfolio at fair value consisted of debt securities for which issuers were not required to make principal payments until the maturity of such debt securities, which could result in a substantial loss to us if such issuers are unable to refinance or repay their debt at maturity. In addition, a substantial portion of our debt investments have variable interest rates that reset periodically based on benchmarks such as the London-Interbank Offered Rate, or LIBOR and prime rate. As a result, significant increases in such benchmarks in the future would make it more difficult for these borrowers to service their obligations under the debt investments that we hold. Further, certain of our investments bear PIK interest. PIK interest represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term and recorded as interest income on an accrual basis to the extent such amounts are expected to be collected. Instruments bearing PIK interest typically carry higher interest rates as a result of their payment deferral and increased credit risk. When we recognize income in connection with PIK interest, there is a risk that such income may become uncollectible if the borrower defaults. For additional information regarding PIK interest and related risks, see "Risk Factors — Risks Relating to Our Business and Structure — We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income" in the accompanying prospectus.

We are an externally-managed closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, or the "1940 Act." As a business development company, we are required to comply with regulatory requirements, including limitations on our use of debt. We are permitted to, and expect to continue to, finance our investments through borrowings. However, as a business development company, we are only generally allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. The amount of leverage that we employ will depend on our assessment of market conditions and other factors at the time of any proposed borrowing, such as the maturity, covenant package and rate structure of the proposed borrowings, our ability to raise funds through the issuance of shares of our common stock and the risks of such borrowings within the context of our investment outlook. The fact that a

portion of the fee payable to our investment adviser is based upon our gross assets, including borrowings for investment purposes, may encourage our investment adviser to use leverage to make additional investments. Ultimately, we only intend to use leverage if the expected returns from borrowing to make investments will exceed the cost of such borrowing. As of December 31, 2014, we had a debt to equity ratio (excluding debentures issued by our small business investment company, or SBIC, subsidiaries) of 0.83x (i.e., one dollar of equity for each $0.83 of non-SBIC debt outstanding). See "Regulation" in the accompanying prospectus.

We have also elected to be treated and qualified, and intend to continue to qualify, for federal income tax purposes as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code, or the Code. See "Material U.S. Federal Income Tax Considerations" in the accompanying prospectus. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or net realized capital gains that we distribute to our stockholders if we meet certain source-of-income, income distribution and asset diversification requirements.

In addition, we maintain wholly-owned subsidiaries that are licensed as SBICs and regulated by the Small Business Administration, or the SBA. The SBIC licenses allow us, through our wholly-owned subsidiaries, to issue SBA-guaranteed debentures. See "Regulation — Small Business Investment Company Regulations" in the accompanying prospectus. We have also received exemptive relief from the Securities and Exchange Commission, or SEC, to permit us to exclude the debt of our SBIC subsidiaries guaranteed by the SBA from the definition of senior securities in the 200% asset coverage ratio we are required to maintain under the 1940 Act. Pursuant to the 200% asset coverage ratio limitation, we are permitted to borrow one dollar for every dollar we have in assets less all liabilities and indebtedness not represented by debt securities issued by us or loans obtained by us. For example, as of December 31, 2014, we had approximately $2.6 billion in assets less all liabilities and indebtedness not represented by debt securities issued by us or loans obtained by us, which would permit us to borrow up to approximately $2.6 billion, notwithstanding other limitations on our borrowings pursuant to our credit facilities.

As a result of our receipt of exemptive relief from the SEC for our SBA debt, we have increased capacity to fund up to $225 million (the maximum amount of SBA-guaranteed debentures our SBICs may currently have outstanding once certain conditions have been met) of investments with SBA-guaranteed debentures in addition to being able to fund investments with borrowings up to the maximum amount of debt that the 200% asset coverage ratio limitation would allow us to incur. As a result, we, in effect, are permitted to have a lower asset coverage ratio than the 200% asset coverage ratio limitation under the 1940 Act and, therefore, we can have more debt outstanding than assets to cover such debt. For example, we are able to borrow up to $225 million more than the approximately $2.6 billion permitted under the 200% asset coverage ratio limit as of December 31, 2014. For additional information on SBA regulations that affect our access to SBA-guaranteed debentures, see "Risk Factors — Risks Relating to Our Business and Structure — Any failure to comply with SBA regulations could have a material adverse effect on our SBIC subsidiaries' operations" in the accompanying prospectus.

Our SBIC subsidiaries held approximately $343.5 million, or 11.6%, of our total assets at December 31, 2014.

We and Trinity Universal Insurance Company, a subsidiary of Kemper Corporation ("Kemper"), also co-invest through an unconsolidated Delaware limited liability company, Senior Loan Fund JV I, LLC ("SLF JV I"). SLF JV I was formed in May 2014 to invest in middle-market and other corporate debt securities. As of December 31, 2014, SLF JV I had total capital commitments of $200.0 million, $175.0 million of which was from us and the remaining $25.0 million from Kemper. At December 31, 2014, we had funded approximately $68.6 million of our commitment. Additionally, SLF JV I had a senior revolving credit facility with Deutsche Bank AG, New York Branch ("Deutsche Bank facility") with a stated maturity date of July 1, 2019, which permitted up to $200.0 million of borrowings as of December 31, 2014. SLF JV I is managed by a four person board of directors, two of whom are selected by us and two of whom are selected by Kemper. SLF JV I is generally capitalized as transactions are completed and all portfolio decisions must be approved by its investment committee consisting of one representative of us and one representative of Kemper (with approval of each required). As of December 31, 2014, our investment in SLF JV I was

approximately $66.6 million at fair value (including unrealized depreciation of $2.0 million which represented 0.1% of our total portfolio at fair value).

The following diagram depicts our organizational structure at February [•], 2015:


Fifth Street Management LLC
(Adviser)
Investment Advisory Agreement
100%
Administration Agreement
Fifth Street Finance Corp.
FSC CT LLC
(Administrator)
100%
FSFC Holdings, Inc.
(Tax Blocker Subsidiary)
100%
Fifth Street Funding II, LLC
(Sumitomo Facility Financing Subsidiary)
100%
Fifth Street Fund of Funds LLC
(Tax Blocker Subsidiary)
100%
100%
FSMP IV GP, LLC
(General Partner to SBIC Subsidiary)
99%
99%
FSMP V GP, LLC
(General Partner to SBIC Subsidiary)
1%
1%
Fifth Street Mezzanine Partners IV, L.P.
(SBIC Subsidiary)
Fifth Street Mezzanine Partners V, L.P.
(SBIC Subsidiary)

The Investment Adviser

We are externally managed and advised by Fifth Street Management, a registered investment adviser under the Investment Advisers Act of 1940, or the Advisers Act, that is partially and indirectly owned by Fifth Street Asset Management Inc. ("FSAM"), a publicly traded asset manager with approximately $5 billion of assets under management as of September 30, 2014. Our administrator, FSC CT, Inc., which has since converted into FSC CT LLC ("FSC CT"), is a wholly-owned subsidiary of Fifth Street Management and provides the administrative services necessary for us to operate. Our investment adviser serves pursuant to the investment advisory agreement in accordance with the Advisers Act, under which it receives from us a percentage of our gross assets as a management fee and a percentage of our ordinary income and capital gains as an incentive fee.

Leonard M. Tannenbaum, the chief executive officer of our investment adviser, has led the investment of over $6 billion in small and mid-sized companies and the origination of over 180 investment transactions since 1998. Our investment adviser also currently serves as the investment adviser to Fifth Street Senior Floating Rate Corp. ("FSFR") in addition to various other private fund vehicles. FSFR is a business development company focused on making senior loans to middle market companies that bear interest on the basis of a floating base lending rate as compared to our more general primary investment focus on debt and equity investments in small and mid-sized companies in addition to various privately held funds. However, there may be overlap in terms of our targeted investments.

The key principals and members of senior management of our investment adviser are Leonard M. Tannenbaum, our investment adviser's chief executive officer, Ivelin M. Dimitrov, our president and chief investment officer and the chief investment officer of our investment adviser, Bernard D. Berman, our chairman and our investment adviser's co-president, Alexander C. Frank, the chief operating officer and chief financial officer of our investment adviser, and Richard A. Petrocelli, our chief financial officer.

Business Strategy

Our investment objective is to maximize our portfolio's total return by generating current income from our debt investments and capital appreciation from our equity investments. We have adopted the following business strategy to achieve our investment objective:

- *Capitalize on our investment adviser's strong relationships with private equity sponsors.* Our investment adviser has developed an extensive network of relationships with private equity sponsors that invest in small and mid-sized companies. We believe that the strength of these relationships is due to a common investment philosophy, a consistent market focus, a rigorous approach to diligence and a reputation for delivering on commitments. In addition to being our principal source of originations, we believe that private equity sponsors provide significant benefits including incremental due diligence, additional monitoring capabilities and a potential source of capital and operational expertise for our portfolio companies.
- *Focus on established small and mid-sized companies.* We believe that there are fewer finance companies focused on transactions involving small and mid-sized companies than larger companies, and that this is one factor that allows us to negotiate favorable investment terms. Such favorable terms include higher debt yields and lower leverage levels, more significant covenant protection and greater equity grants than typical of transactions involving larger companies. We generally invest in companies with established market positions, seasoned management teams, proven products and services and strong regional or national operations. We believe that these companies possess better risk-adjusted return profiles than newer companies that are in the early stages of building management teams and/or a revenue base.
- *Continue our growth of direct originations.* Over the course of almost a decade, the principals of our investment adviser have developed an origination strategy that allows us to directly originate a significant portion of our investments. We believe that the benefits of direct originations include, among other things, our ability to control the structuring of investment protections and to generate origination and exit fees.
- *Employ disciplined underwriting policies and rigorous portfolio management.* Our investment adviser has developed an extensive underwriting process, which includes a review of the prospects, competitive position, financial performance and industry dynamics of each potential portfolio company. In addition, we perform substantial diligence on potential investments, and seek to invest alongside private equity sponsors who have proven capabilities in building value. As part of the monitoring process, our investment adviser will analyze monthly and quarterly financial statements versus the previous periods and year, review financial projections, compliance certificates and covenants, meet with management and attend board meetings.
- *Structure our debt investments to minimize risk of loss and achieve attractive risk-adjusted returns.* We structure our debt investments on a conservative basis with high cash yields, cash advisory fees, low leverage levels and strong investment protections, including prepayment fees. As of December 31, 2014, the weighted average yield of our debt investments, including the return on SLF JV I, was approximately 10.4%, which includes a cash component of 9.7%. Our debt investments have strong protections, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. We believe these protections, coupled with the other features of our investments described above, should allow us to reduce our risk of capital loss and achieve attractive risk-adjusted returns; however, there can be no assurance that we will be able to successfully structure our investments to minimize risk of loss and achieve attractive risk-adjusted returns.
- *Benefit from lower, fixed, long-term cost of capital.* The SBIC licenses held by our wholly-owned SBIC subsidiaries allow them to issue SBA-guaranteed debentures. SBA-guaranteed debentures carry long-term fixed rates that are generally lower than rates on comparable bank and other debt. Because lower-cost SBA leverage is a significant part of our capital base, our relative cost of debt capital

	to maintain our RIC status) accrued during the fiscal quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement with FSC CT, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. The second part is determined and payable in arrears as of the end of each fiscal year (or upon termination of the investment advisory agreement) and equals 20% of our "Incentive Fee Capital Gains," which equals our realized capital gains on a cumulative basis from inception through the end of the year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fee.
Administration agreement	FSC CT serves as our administrator. We reimburse FSC CT the allocable portion of overhead and other expenses incurred by it in performing its obligations under the administration agreement, including a portion of the rent at market rates for our principal executive office and our allocable portion of the costs of compensation and related expenses of our chief financial officer and chief compliance officer and their respective staffs. Such reimbursement is at cost with no profit to, or markup by, FSC CT.
Distributions	We intend to pay dividends to our stockholders out of assets legally available for distribution. From our initial public offering through the fourth fiscal quarter of 2010, we paid quarterly dividends, but in the first fiscal quarter of 2011 we began paying, and we intend to continue paying, monthly dividends to our stockholders. Our distributions, if any, will be determined by our Board of Directors.
Taxation	We elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. Accordingly, we generally will not pay corporate-level federal income taxes on any net ordinary income or realized net capital gains that we distribute to our stockholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income. Any such carryover taxable income must be distributed through a dividend declared prior to filing the final tax return related to the year which generated such taxable income. See "Material U.S. Federal Income Tax Considerations."

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. **We caution you that some of the percentages indicated in the table below are estimates and may vary. Moreover, the information set forth below does not include any transaction costs and expenses that investors will incur in connection with each offering of our securities pursuant to this prospectus. As a result, investors are urged to read the "Fees and Expenses" table contained in any corresponding prospectus supplement to fully understanding the actual transaction costs and expenses they will incur in connection with each such offering.** Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you," "us" or "Fifth Street," or that "we" will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us. Such expenses also include those of our consolidated subsidiaries.

Stockholder transaction expenses:	
Sales load (as a percentage of offering price)	—%(1)
Offering expenses (as a percentage of offering price)	—%(2)
Dividend reinvestment plan fees	—%(3)
Debt securities offering expenses borne by holders of common stock	—%(4)
Total stockholder transaction expenses (as a percentage of offering price)	—%(5)
Annual expenses (as a percentage of net assets attributable to common stock):	
Base management fees	3.82%(6)
Incentive fees (20%)	2.36%(7)
Interest payments on borrowed funds (including other costs of servicing and offering debt securities)	3.58%(8)
Other expenses	1.06%(9)
Total annual expenses	10.82%(10)

(1) In the event that our securities are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.

(2) In the event that we conduct an offering of our securities, a corresponding prospectus supplement will disclose the estimated offering expenses. Our common stockholders will bear, directly or indirectly, the expenses of any offering of our securities, including debt securities.

(3) The expenses of administering our dividend reinvestment plan are included in "other expenses."

(4) The prospectus supplement corresponding to each offering will disclose the applicable offering expenses and total stockholder transaction expenses. We may, if market conditions are favorable and our Board of Directors determines that it is in the best interests of the Company and our stockholders, issue debt securities within the next twelve months. Accordingly, as indicated in the footnote to "Interest payments on borrowed funds (including other costs of servicing and offering debt securities)," we have included the applicable portion of expenses related to a potential offering of our debt securities in the fee table. We have no current intent to offer any preferred stock within the next twelve months.

(5) Total stockholder transaction expenses may include sales load and will be disclosed in a future prospectus supplement, if any.

(6) Reflects the aggregate amount of base management fees we estimate will be payable under our investment advisory agreement during the next twelve months, or $63.5 million, which, as required by SEC rules, is shown as a percentage our net assets (i.e., gross assets held after deduction of all liabilities) rather than our gross assets. Our base management fee under the investment advisory agreement is calculated at an annual rate of 2% of our gross assets (i.e., total assets held before deduction of any liabilities), which includes the assets of our consolidated subsidiaries and borrowings for investment purposes, and excludes cash and cash equivalents (as defined in the notes to our financial statements). For purposes of this table, we have assumed gross assets of $2.9 billion, which equals our gross assets as of December 31, 2014, as adjusted for $(21.5) million of net borrowings under our credit facilities since such date, an assumed debt securities offering of $250.0 million, and excluding an assumed cash and cash equivalents balance of $20.0 million. The use of borrowings for investment purposes increases our

gross assets upon which our base management fees are calculated, while our net assets remain unchanged. See "Investment Advisory Agreement — Overview of Our Investment Adviser — Management Fee."

(7) Our incentive fees are calculated based on our estimated payment of $39.0 million in incentive fees to our investment adviser over the next 12 months. The incentive fee consists of two parts. The first part, which is payable quarterly in arrears, is equal to 20% of the excess, if any, of our "Pre-Incentive Fee Net Investment Income" that exceeds a 2% quarterly (8% annualized) hurdle rate, subject to a "catch up" provision measured at the end of each fiscal quarter. The first part of the incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. The operation of the first part of the incentive fee for each quarter is as follows:

- no incentive fee is payable to the investment adviser in any fiscal quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate of 2% (the "preferred return" or "hurdle");
- 100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than or equal to 2.5% in any fiscal quarter (10% annualized) is payable to the investment adviser. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than or equal to 2.5%) as the "catch-up." The "catch-up" provision is intended to provide our investment adviser with an incentive fee of 20% on all of our Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply when our Pre-Incentive Fee Net Investment Income exceeds 2.5% in any fiscal quarter; and
- 20% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any fiscal quarter (10% annualized) is payable to the investment adviser (once the hurdle is reached and the catch-up is achieved, 20% of all Pre-Incentive Fee Net Investment Income thereafter is allocated to the investment adviser).

The second part of the incentive fee equals 20% of our "Incentive Fee Capital Gains," which equals our realized capital gains on a cumulative basis from inception through the end of the year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. The second part of the incentive fee is payable, in arrears, at the end of each fiscal year (or upon termination of the investment advisory agreement, as of the termination date).

(8) "Interest payments on borrowed funds (including other costs of servicing and offering debt securities)" represent our estimated annual interest payments and other costs of servicing and offering our debt securities and relate to borrowings under the ING facility, the Sumitomo facility and our SBA-guaranteed debentures, our unsecured convertible notes (the "Convertible Notes"), 6.125% unsecured notes due 2028 (the "2028 Notes"), 5.875% unsecured notes due 2024 (the "2024 Notes"), the 4.875% unsecured notes due 2019 (the "2019 Notes" and together with the 2028 Notes and 2024 Notes, the "Notes"), secured borrowings, as well as any future borrowings (including a potential offering of $250.0 million of additional debt securities within the next 12 months). Although we expect our borrowings to fluctuate throughout the year, this item is based on estimated average borrowings of approximately $1.5 billion for the next 12 months. The amount of leverage that we employ at any particular time will depend on, among other things, our Board of Directors' assessment of market and other factors at the time of any proposed borrowing.

(9) "Other expenses" are based on estimated amounts for the current fiscal year. These expenses include certain expenses allocated to the Company under the investment advisory agreement, including travel expenses incurred by our investment adviser's personnel in connection with investigating and monitoring our investments, such as investment due diligence.

(10) "Total annual expenses" is presented as a percentage of net assets attributable to common stockholders because our common stockholders bear all of our fees and expenses.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses, including interest expenses, offering expenses and all other costs related to servicing our borrowings, would remain at the levels set forth in the table above. In the event that shares to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load and offering expenses.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$129	$340	$548	$1,056

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The example assumes that the 5% annual return is generated entirely through the realization of capital gains on our assets and, as a result, triggers the payment of an incentive fee on such capital gains under our investment advisory agreement. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger a greater incentive fee, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the cash distribution payable to a participant by either (i) the greater of (a) the current net asset value per share of our common stock and (b) 95% of the market price per share of our common stock at the close of trading on the payment date fixed by our Board of Directors in the event that we use newly issued shares to satisfy the share requirements of the divided reinvestment plan or (ii) the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased by the administrator of the dividend reinvestment plan in the event that shares are purchased in the open market to satisfy the share requirements of the dividend reinvestment plan, which may be at, above or below net asset value. See ''Dividend Reinvestment Plan'' for additional information regarding our dividend reinvestment plan.

SELECTED FINANCIAL AND OTHER DATA

The following selected financial data should be read together with our Consolidated Financial Statements and the related notes and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus. The financial information as of and for the fiscal years ended September 30, 2014, 2013, 2012, 2011 and 2010 set forth below was derived from our audited Consolidated Financial Statements and related notes. The financial information as of and for the three months ended December 31, 2014 and 2013 was derived from our unaudited financial statements and related notes. In the opinion of management, all adjustments, consisting solely of normal recurring accruals, considered necessary for the fair presentation of financial statements for the interim periods, have been included. The historical financial information below may not be indicative of our future performance.

(dollars in thousands, except per share amounts)	As of and for the Three Months Ended		As of and for the Years Ended				
	December 31, 2014	December 31, 2013	September 30, 2014	September 30, 2013	September 30, 2012	September 30, 2011	September 30, 2010
Statement of Operations data:							
Total investment income	$ 76,292	$ 71,331	$ 293,954	$ 221,612	$ 165,116	$ 125,165	$ 70,538
Base management fee, net	14,155	12,059	51,048	33,427	23,799	19,656	9,275
Incentive fee	8,715	9,054	35,472	28,158	22,001	16,782	10,756
All other expenses	18,363	14,000	64,860	45,074	32,882	23,080	7,483
Gain on extinguishment of unsecured convertible notes	—	—	—	—	1,571	1,480	—
Net investment income	35,170	36,218	142,574	114,953	88,005	67,127	43,024
Unrealized appreciation (depreciation) on interest rate swap	—	—	—	—	—	773	(773)
Realized gain (loss) on interest rate swap	—	—	—	—	—	(1,335)	—
Net unrealized appreciation (depreciation) on investments	(48,575)	(5,718)	(32,164)	13,397	55,974	(7,299)	(1,054)
Net unrealized (appreciation) on secured borrowings	332	—	(53)	—	—	—	—
Realized gain (loss) on investments	(17,588)	3,206	2,175	(26,529)	(64,578)	(29,059)	(18,781)
Net increase (decrease) in net assets resulting from operations	(30,661)	33,706	112,532	101,821	79,401	30,207	22,416
Per share data:							
Net asset value per common share at period end	9.17	9.85	9.64	9.85	9.92	10.07	10.43
Market price at period end	8.01	9.25	9.18	10.29	10.98	9.32	11.14
Net investment income	0.23	0.26	1.00	1.04	1.11	1.05	0.95
Net realized and unrealized loss on investments, secured borrowings and interest rate swap	(0.43)	(0.02)	(0.21)	(0.12)	(0.11)	(0.58)	(0.46)
Net increase in partners' capital/net assets resulting from operations	(0.20)	0.24	0.79	0.92	1.00	0.47	0.49
Distributions per common share	0.28	0.24	1.00	1.15	1.18	1.26	0.96
Balance Sheet data at period end:							
Total investments at fair value	$2,721,595	$2,376,712	$2,495,914	$1,893,046	$1,288,108	$1,119,837	$563,821
Cash, cash equivalents and restricted cash	64,259	42,600	109,046	147,359	74,393	67,644	76,765
Other assets	163,646	35,171	63,258	31,928	26,501	22,236	11,340
Total assets	2,949,500	2,454,483	2,668,218	2,072,333	1,389,002	1,209,717	651,926
Total liabilities	1,543,869	1,084,515	1,189,743	703,461	485,432	481,090	82,754
Total net assets	1,405,631	1,369,968	1,478,475	1,368,872	903,570	728,627	569,172
Other data:							
Weighted average yield on debt investments[1]	10.41%	10.9%	11.1%	11.1%	12.0%	12.4%	14.0%
Number of investments at period end	137	111	124	99	78	65	38

(1) Weighted average yield is calculated based upon our debt investments, including the return on SLF JV I, at the end of the period.

in the United States and worldwide. Since 2010, several European Union (''EU'') countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. There is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets. We cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.

Risks Relating to Our Business and Structure

Changes in interest rates may affect our cost of capital and net investment income.

Because we may borrow to fund our investments, a portion of our net investment income may be dependent upon the difference between the interest rate at which we borrow funds and the interest rate at which we invest these funds. Portions of our investment portfolio and our borrowings will likely have floating rate components from time to time. As a result, a significant change in market interest rates could have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds could increase, which would reduce our net investment income. We may hedge against such interest rate fluctuations by using standard hedging instruments such as interest rate swap agreements, futures, options and forward contracts, subject to applicable legal requirements, including without limitation, all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged borrowings. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. For example, a substantial portion of our debt investments have variable interest rates that reset periodically based on benchmarks such as the London-Interbank Offered Rate and prime rate. As a result, significant increases in such benchmarks in the future would make it more difficult for these borrowers to service their obligations under the debt investments that we hold, which would have a negative impact on our net investment income.

A significant portion of our investment portfolio is and will continue to be recorded at fair value as determined in good faith by our Board of Directors and, as a result, there is and will continue to be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by our Board of Directors. Typically, there is not a public market for the securities of the privately held companies in which we have invested and will generally continue to invest. As a result, we value these securities quarterly at fair value as determined in good faith by our Board of Directors.

Certain factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company's earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. In addition, any investments that include original issue discount or PIK interest may have unreliable valuations because their continuing accruals require ongoing judgments about the collectability of their deferred payments and the value of their underlying collateral. Due to these uncertainties, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments. As a result, investors purchasing our common stock based on an overstated net asset value would pay a higher price than the realizable value of our investments might warrant.

As of December 31, 2014, we had $225 million of outstanding indebtedness guaranteed by the SBA, $617.5 million of outstanding indebtedness under our credit facilities, $115.0 million of outstanding Convertible Notes, $75.0 million of outstanding 2024 Notes and $86.3 million of outstanding 2028 Notes. These debt instruments require periodic payments of interest. The weighted average interest rate charged on our borrowings as of December 31, 2014 was 3.76% (exclusive of deferred financing costs). We will need to generate sufficient cash flow to make these required interest payments. In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our December 31, 2014 total assets of at least 1.77%. If we are unable to meet the financial obligations under the debentures, the SBA, as a creditor, will have a superior claim to the assets of our SBIC subsidiaries over our stockholders in the event we liquidate or the SBA exercises its remedies under such debentures as the result of a default by us. If we are unable to meet the financial obligations under our credit facilities, the lenders under the credit facilities will have a superior to claim to our assets over our stockholders. If we are unable to meet the financial obligations under the Convertible Notes, 2024 Notes or 2028 Notes, the holders thereof will have the right to declare the principal amount and accrued and unpaid interest on such to be due and payable immediately.

We have received exemptive relief from the SEC to permit us to exclude the debt of our SBIC subsidiaries guaranteed by the SBA from the definition of senior securities in the 200% asset coverage ratio we are required to maintain under the 1940 Act. As a result of our receipt of this relief, we have the ability to incur leverage in excess of the amounts set forth in the 1940 Act. If we incur additional leverage in excess of the amounts set forth in the 1940 Act, our net asset value will decline more sharply if the value of our assets declines than if we had not incurred such additional leverage and the effects of leverage described above will be magnified.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below.

Assumed Return on Our Portfolio(1)
(net of expenses)

	-10.0%	-5.0%	0.0%	5.0%	10.0%
Corresponding net return to common stockholder	-24.70%	-14.21%	-3.72%	6.78%	17.27%

(1) Assumes $2.9 billion in total assets, $1.4 billion in debt outstanding, $1.65 billion in net assets, and a weighted average interest rate of 3.76%. Actual interest payments may be different.

Substantially all of our assets are subject to security interests under secured credit facilities or subject to a superior claim over our stockholders by the SBA and if we default on our obligations under the facilities or with respect to our SBA-guaranteed debentures, we may suffer adverse consequences, including foreclosure on our assets.

As of December 31, 2014, substantially all of our assets were pledged as collateral under our credit facilities or subject to a superior claim over our stockholders by the SBA. If we default on our obligations under these facilities or our SBA-guaranteed debentures, the lenders and/or the SBA may have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to their security interests or their superior claim. In such event, we may be forced to sell our investments to raise funds to repay our outstanding borrowings in order to avoid foreclosure and these forced sales may be at times and at prices we would not consider advantageous. Moreover, such deleveraging of our company could significantly impair our ability to effectively operate our business in the manner in which we have historically operated. As a result, we could be forced to curtail or cease new investment activities and lower or eliminate the dividends that we have historically paid to our stockholders.

In addition, if the lenders exercise their right to sell the assets pledged under our credit facilities, such sales may be completed at distressed sale prices, thereby diminishing or potentially eliminating the amount of cash available to us after repayment of the amounts outstanding under the credit facilities.

Pending legislation may allow us to incur additional leverage.

As a BDC, under the 1940 Act we generally are not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). Recent legislation introduced in the U.S. House of Representatives, if eventually passed, would modify this section of the 1940 Act and increase the amount of debt that BDCs may incur by modifying the asset coverage percentage from 200% to 150%. In addition, recent legislation introduced in the U.S. Senate would modify SBA regulations in a manner that may permit us to incur additional SBA leverage. As a result, we may be able to incur additional indebtedness in the future and therefore your risk of an investment in us may increase.

Because we intend to distribute between 90% and 100% of our income to our stockholders in connection with our election to be treated as a RIC, we will continue to need additional capital to finance our growth. If additional funds are unavailable or not available on favorable terms, our ability to grow will be impaired.

In order to qualify for the tax benefits available to RICs and to minimize corporate-level U.S. federal income taxes, we intend to distribute to our stockholders between 90% and 100% of our annual taxable income, except that we may retain certain net capital gains for investment, and treat such amounts as deemed distributions to our stockholders. If we elect to treat any amounts as deemed distributions, we must pay income taxes at the corporate rate on such deemed distributions on behalf of our stockholders. As a result of these requirements, we will likely need to raise capital from other sources to grow our business. As a business development company, we generally are required to meet a coverage ratio of total assets, less liabilities and indebtedness not represented by senior securities, to total senior securities, which includes all of our borrowings and any outstanding preferred stock, of at least 200%. These requirements limit the amount that we may borrow. Because we will continue to need capital to grow our investment portfolio, these limitations may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so.

While we expect to be able to issue additional equity securities, we cannot assure you that equity financing will be available to us on favorable terms, or at all. Also, as a business development company, we generally are not permitted to issue equity securities priced below net asset value without stockholder approval. If additional funds are not available to us, we could be forced to curtail or cease new investment activities, and our net asset value and share price could decline.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of the members of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any securities (other than our securities) from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits certain ''joint'' transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to such person or certain of that person's affiliates, or entering into prohibited joint transactions with such person, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to any portfolio company of a private equity fund managed by our investment adviser without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We received an exemptive order from to the SEC to permit us to co-invest, subject to the conditions of the relief granted by the SEC, with other funds managed by Fifth Street Management in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Among other conditions set forth in the order, certain co-investment transactions must be reviewed and approved by a majority of our independent directors.

There are significant potential conflicts of interest including our investment adviser's management of FSFR and certain private investment funds, which could adversely impact our investment returns.

Certain of our executive officers and directors, and members of the investment committee of our investment adviser, serve or may serve as officers, directors or principals of other entities and affiliates of our investment adviser, FSAM or other investment funds managed by our affiliates that may operate in the same or a related line of business as we do. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in our or our stockholders' best interests or may require them to devote time to services for other entities, which could interfere with the time available to provide services to us. For example, Fifth Street Management presently serves as investment adviser to FSFR, a publicly-traded BDC with total assets of approximately $635.9 million as of December 31, 2014, that invests in in senior secured loans, similar to those we target for investment, including first lien, unitranche and second lien debt instruments, that pay interest at rates which are determined periodically on the basis of a floating base lending rate, made to private middle market companies whose debt is rated below investment grade. Specifically, FSFR targets private leveraged middle market companies with approximately $20 million to $100 million of EBITDA and targets investment sizes generally ranging from $3 million and $20 million. We generally target small and mid-sized companies with annual revenues between $25 million and $250 million and target investment sizes generally ranging from $10 million to $100 million. In addition, though not the primary focus of our investment portfolio, our investments also include floating rate senior loans. Therefore, there may be certain investment opportunities that satisfy the investment criteria for both FSFR and us. FSFR operates as a distinct and separate public company and any investment in our common stock will not be an investment in FSFR. In addition, our executive officers and three of our independent directors serve in substantially similar capacities for FSFR. Fifth Street Management and its affiliates also manage private investment funds, and may manage other funds in the future, that have investment mandates that are similar, in whole and in part, with ours. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. For example, the principals of our investment adviser may face conflicts of interest in the allocation of investment opportunities to us and such other funds.

Fifth Street Management has adopted, and our Board of Directors has approved, an investment allocation policy that governs the allocation of investment opportunities among the investment funds managed by Fifth Street Management and its affiliates. To the extent an investment opportunity is appropriate for us or FSFR or any other investment fund managed by our affiliates, and co-investment is not possible, Fifth Street Management will adhere to its investment allocation policy in order to determine to which entity to allocate the opportunity. Any such opportunity will be allocated first to the entity whose investment strategy is the most consistent with the opportunity being allocated, and second, if the terms of the opportunity are consistent with more than one entity's investment strategy, on an alternating basis. Although our investment professionals will endeavor to allocate investment opportunities in a fair and equitable manner, we and our common stockholders could be adversely affected to the extent investment opportunities are allocated among us and other investment vehicles managed or sponsored by, or affiliated with, our executive officers, directors and members of our investment adviser.

As a business development company, we were substantially limited in our ability to co-invest in privately negotiated transactions with affiliated funds until we obtained an exemptive order from the SEC on September 9, 2014. The exemptive relief permits us to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Fifth Street Management, or an investment adviser controlling, controlled by or under common control with Fifth Street Management, in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, and pursuant to the conditions to the exemptive relief.

The incentive fee we pay to our investment adviser relating to capital gains may be effectively greater than 20%.

As a result of the operation of the cumulative method of calculating the capital gains portion of the incentive fee we pay to our investment adviser, the cumulative aggregate capital gains fee received by our investment adviser could be effectively greater than 20%, depending on the timing and extent of subsequent net realized capital losses or net unrealized depreciation. For additional information on this calculation, see the disclosure in footnote 2 to Example 2 under the caption "Business — Investment Advisory Agreement —

debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower's business or instances where we exercise control over the borrower. It is possible that we could become subject to a lender's liability claim, including as a result of actions taken in rendering significant managerial assistance.

Second priority liens on collateral securing loans that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain loans that we make to portfolio companies will be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the portfolio company's obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company's remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken with respect to the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Our investments in the healthcare sector face considerable uncertainties including substantial regulatory challenges.

As of December 31, 2014, our investments in portfolio companies that operate in the healthcare sector represent approximately 22.9% of our total portfolio. Our investments in the healthcare sector are subject to substantial risks. The laws and rules governing the business of healthcare companies and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force our portfolio companies engaged in healthcare to change how they do business, restrict revenue, increase costs, change reserve levels and change business practices.

Healthcare companies often must obtain and maintain regulatory approvals to market many of their products, change prices for certain regulated products and consummate some of their acquisitions and divestitures. Delays in obtaining or failing to obtain or maintain these approvals could reduce revenue or increase costs. Policy changes on the local, state and federal level, such as the expansion of the government's role in the healthcare arena and alternative assessments and tax increases specific to the healthcare industry or healthcare products as part of federal health care reform initiatives, could fundamentally change the dynamics of the healthcare industry.

We generally do not, and do not expect to, control our portfolio companies.

We do not, and do not expect to, control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make

future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors, including the holders of the Notes. As of December 31, 2014, we had $582.0 million of outstanding borrowings under our ING facility, $35.5 million of borrowings outstanding under our Sumitomo facility and $225.0 million of outstanding SBA-guaranteed debentures.

The Notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

The Notes are obligations exclusively of Fifth Street Finance Corp. and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the Notes and the Notes are not required to be guaranteed by any subsidiaries we may acquire or create in the future. A portion of the indebtedness required to be consolidated on our balance sheet is held through our SBIC subsidiaries. The assets of such subsidiaries are not directly available to satisfy the claims of our creditors, including holders of the Notes. See ''Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources'' for more detail on the SBA-guaranteed debentures.

Except to the extent we are a creditor with recognized claims against our subsidiaries, all claims of creditors (including trade creditors) and holders of preferred stock, if any, of our subsidiaries have priority over our equity interests in such subsidiaries (and therefore the claims of our creditors, including holders of the Notes) with respect to the assets of such subsidiaries. Even if we are recognized as a creditor of one or more of our subsidiaries, our claims are effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the Notes are structurally subordinated to all indebtedness and other liabilities (including trade payables) of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish as financing vehicles or otherwise.

In addition, our subsidiaries may incur substantial additional indebtedness in the future, all of which would be structurally senior to the Notes.

The indenture under which the Notes are issued contains limited protection for holders of the Notes.

The indenture under which the Notes are issued offers limited protection to holders of the Notes. The terms of the indenture and the Notes do not restrict our or any of our subsidiaries' ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances or events that could have a material adverse impact on investments in the Notes. In particular, the terms of the indenture and the Notes do not place any restrictions on our or our subsidiaries' ability to:

- issue securities or otherwise incur additional indebtedness or other obligations, including (1) any indebtedness or other obligations that would be equal in right of payment to the Notes, (2) any indebtedness or other obligations that would be secured and therefore rank effectively senior in right of payment to the Notes to the extent of the values of the assets securing such debt, (3) indebtedness of ours that is guaranteed by one or more of our subsidiaries and which therefore is structurally senior to the Notes and (4) securities, indebtedness or obligations issued or incurred by our subsidiaries that would be senior to our equity interests in our subsidiaries and therefore rank structurally senior to the Notes with respect to the assets of our subsidiaries, in each case other than an incurrence of indebtedness or other obligation that would cause a violation of Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act or any successor provisions, whether or not we continue to be subject to such provisions of the 1940 Act, but giving effect, in either case, to any exemptive relief granted to us by the SEC (currently, these provisions generally prohibit us from making additional borrowings, including through the issuance of additional debt or the sale of additional debt securities, unless our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowings);
- pay dividends on, or purchase or redeem or make any payments in respect of, capital stock or other securities ranking junior in right of payment to the Notes, including subordinated indebtedness, in each case, while the 2024 Notes remain outstanding, other than dividends, purchases, redemptions or payments that would cause a violation of Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act or any successor provisions giving effect to any exemptive relief granted to us by the SEC

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock traded on the New York Stock Exchange under the symbol "FSC" until November 28, 2011. On November 28, 2011, our common stock began trading on the NASDAQ Global Select Market, where it continues to trade under the symbol "FSC." The following table sets forth, for each fiscal quarter during the last two most recently completed fiscal years and for the current fiscal year, the range of high and low sales prices of our common stock as reported on the New York Stock Exchange and NASDAQ Global Select Market, as applicable, the premium (discount) of sales price to our net asset value (NAV) and the dividends declared by us for each fiscal quarter.

		Price Range		Premium (Discount) of High Sales Price to NAV[(2)]	Premium (Discount) of Low Sales Price to NAV[(2)]	Cash Distribution per Share[(3)]
	NAV[(1)]	High	Low			
Year ended September 30, 2012						
First Quarter	$9.89	$10.24	$ 8.60	4%	(13)%	$0.3198
Second Quarter	$9.87	$10.60	$ 9.54	7%	(3)%	$0.2874
Third Quarter	$9.85	$10.00	$ 8.99	2%	(9)%	$0.2874
Fourth Quarter	$9.92	$11.01	$ 9.93	11%	—%	$0.2874
Year ending September 30, 2013						
First Quarter	$9.88	$11.08	$ 9.80	12%	(1)%	$0.2874
Second Quarter	$9.90	$11.07	$10.33	12%	4%	$0.2874
Third Quarter	$9.90	$11.13	$ 9.66	12%	(2)%	$0.2874
Fourth Quarter	$9.85	$10.96	$10.04	11%	2%	$0.2874
Year ending September 30, 2014						
First Quarter	$9.85	$10.37	$ 8.94	5%	(9)%	$0.2416
Second Quarter	9.81	$ 9.92	$ 9.20	1%	(6)%	$0.2500
Third Quarter	9.71	9.90	9.05	2%	(7)%	$0.2500
Fourth Quarter	9.64	10.20	9.18	6%	(5)%	$0.2583
Year ending September 30, 2015						
First Quarter	9.17	9.27	7.82	1%	(15)%	$0.2751
Second Quarter (through February [ ], 2015)	*	8.49	[ ]	*	*	[ ]

* Not determinable at the time of filing.

(1) Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on outstanding shares at the end of each period.

(2) Calculated as the respective high or low sales price less net asset value, divided by net asset value.

(3) Represents the distribution paid or to be paid in the specified quarter. We have adopted an "opt out" dividend reinvestment plan for our common stockholders. As a result, if we declare a cash distribution, then stockholders' cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically "opt out" of the dividend reinvestment plan so as to receive cash distributions. See "Dividend Reinvestment Plan." Distributions by us are generally taxable to U.S. stockholders as ordinary income or capital gains. See "Material U.S. Federal Income Tax Considerations."

The last reported price for our common stock on February [ ], 2015 was $[ ] per share.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table contains our ratio of earnings to fixed charges for the periods indicated, computed as set forth below. You should read these ratios of earnings to fixed charges in connection with our Consolidated Financial Statements, including the notes to those statements, included in this prospectus.

	For The Three Months Ended December 31, 2014	For The Year Ended September 30, 2014	For The Year Ended September 30, 2013	For The Year Ended September 30, 2012	For The Year Ended September 30, 2011	For The Year Ended September 30, 2010
Earnings to Fixed Charges[(1)]	(1.19)[(2)]	3.19	4.04	4.42	3.00	12.65

(1) Earnings include net realized and unrealized gains or losses. Net realized and unrealized gains or losses can vary substantially from period to period.

(2) Ratio of earnings to fixed charges for the period resulted in a deficiency of $16.7 million due to unrealized depreciation on investments.

For purposes of computing the ratios of earnings to fixed charges, earnings represent net increase in net assets resulting from operations plus (or minus) income tax expense (benefit) including excise tax expense plus fixed charges. Fixed charges include interest and credit facility fees expense and amortization of debt issuance costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see "Risk Factors" and "Special Note Regarding Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus.

All amounts are in thousands, except share and per share amounts, percentages and as otherwise indicated.

Overview

We are a specialty finance company that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. Our investment objective is to maximize our portfolio's total return by generating current income from our debt investments and capital appreciation from our equity investments.

We were formed as a Delaware limited partnership (Fifth Street Mezzanine Partners III, L.P.) on February 15, 2007. Effective as of January 2, 2008, Fifth Street Mezzanine Partners III, L.P. merged with and into Fifth Street Finance Corp. At the time of the merger, all outstanding partnership interests in Fifth Street Mezzanine Partners III, L.P. were exchanged for 12,480,972 shares of common stock in Fifth Street Finance Corp.

On June 17, 2008, we completed an initial public offering of 10,000,000 shares of our common stock at the offering price of $14.12 per share. Our stock was listed on the New York Stock Exchange until November 28, 2011 when we transferred the listing to the NASDAQ Global Select Market, where it continues to trade under the symbol "FSC."

Critical Accounting Policies

Basis of Presentation

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make certain estimates and assumptions affecting amounts reported in the Consolidated Financial Statements. We have identified investment valuation and revenue recognition as our most critical accounting estimates. We continuously evaluate our estimates, including those related to the matters described below. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from those estimates under different assumptions or conditions. A discussion of our critical accounting policies follows.

Investment Valuation

We are required to report our investments that are not publicly traded or for which current market values are not readily available at fair value. The fair value is deemed to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with authoritative accounting guidance, we perform detailed valuations of our debt and equity investments on an individual basis, using bond yield, market and income approaches as appropriate. In general, we utilize a bond yield method for the majority of our investments, as long as it is appropriate. If, in our judgment, the bond yield approach is not appropriate, we may use the market approach, income approach, or, in certain cases, an alternative methodology potentially including market quotations, asset liquidation model, expected recovery model or other alternative approaches.

Financial instruments with readily available quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value. As such, our capital markets group obtains and analyzes readily available market quotations provided by independent pricing

services for all of our senior secured debt investments for which quotations are available. In determining the fair value of a particular investment, pricing services use observable market information, including both binding and non-binding indicative quotations. These investments are generally classified as Level 3 because the quoted prices may be indicative in nature for securities that are in an inactive market, may be for similar securities or may require adjustment for investment-specific factors or restrictions.

We evaluate the prices obtained from independent pricing services based on available market information and company specific data that could affect the credit quality and/or fair value of the investment. We do not adjust any of the prices received from these sources unless we have a reason to believe any such market quotations are not reflective of the fair value of an investment.

Market quotations may be deemed not to represent fair value where we believe that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security causes current market quotations not to reflect the fair value of the security, among other reasons. Examples of these events could include cases when a security trades infrequently causing a quoted purchase or sale price to become stale or in the event of a ''fire sale'' by a distressed seller. In these instances, we value such investments by using the valuation procedure that we use with respect to assets for which market quotations are not readily available (as discussed below).

If the quotation provided by the pricing service is based on only one or two market sources, we perform additional procedures to corroborate such information, generally including but not limited to, the bond yield approach discussed below and a quantitative and qualitative assessment of the credit quality and market trends affecting the portfolio company.

Under the bond yield approach, we use bond yield models to determine the present value of the future cash flow streams of our debt investments. We review various sources of transactional data, including private mergers and acquisitions involving debt investments with similar characteristics, and assess the information in the valuation process.

Under the market approach, we estimate the enterprise value of the portfolio companies in which we invest. There is no one methodology to estimate enterprise value and, in fact, for any one portfolio company, enterprise value is best expressed as a range of fair values from which we derive a single estimate of enterprise value. To estimate the enterprise value of a portfolio company, we analyze various factors, including the portfolio company's historical and projected financial results. Typically, private companies are valued based on multiples of EBITDA (earnings before interest, taxes, depreciation and amortization), cash flows, net income or revenues. We generally require portfolio companies to provide annual audited and quarterly or monthly unaudited financial statements, as well as annual projections for the upcoming fiscal year.

Under the income approach, we generally prepare and analyze discounted cash flow models based on our projections of the future free cash flows of the business.

We estimate the fair value of privately held warrants using a Black Scholes pricing model. At each reporting date, privately held warrants are valued based on an analysis of various factors and subjective assumptions including, but not limited to, the current stock price (by analyzing the portfolio company's operating performance and financial condition and general market conditions), the expected period until exercise, expected volatility of the underlying stock price, expected dividends, and the risk free rate. Changes in the subjective input assumptions can materially affect the fair value estimates.

Our Board of Directors undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investments:

- The quarterly valuation process begins with each portfolio company or investment being initially valued by our finance department;
- Preliminary valuations are then reviewed and discussed with principals of the investment adviser;
- Separately, independent valuation firms are engaged by our Board of Directors to prepare preliminary valuations on a selected basis and submit the reports to us;

- Our finance department compares and contrasts its preliminary valuations to the preliminary valuations of the independent valuation firms;
- Our finance department prepares a valuation report for the Audit Committee of our Board of Directors;
- The Audit Committee of our Board of Directors is apprised of the preliminary valuations of the independent valuation firms;
- The Audit Committee of our Board of Directors reviews the preliminary valuations with the portfolio managers of the investment adviser, and our finance department responds and supplements the preliminary valuations to reflect any comments provided by the Audit Committee;
- The Audit Committee of our Board of Directors makes a recommendation to the Board of Directors regarding the fair value of the investments in our portfolio; and
- Our Board of Directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith.

The fair value of all of our investments at December 31, 2014, and September 30, 2014, was determined by our Board of Directors. Our Board of Directors has authorized the engagement of independent valuation firms to provide us with valuation assistance. We will continue to engage independent valuation firms to provide us with assistance regarding our determination of the fair value of selected portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment each quarter; however, our Board of Directors is ultimately and solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and a consistently applied valuation process.

In certain cases, an independent valuation firm may perform a portfolio company valuation which is reviewed and, where appropriate, relied upon by our Board of Directors in determining the fair value of such investment.

The percentages of our portfolio, at fair value, valued by independent valuation firms each period during the current and two preceding fiscal years were as follows:

For the quarter ended December 31, 2012	79.5%
For the quarter ended March 31, 2013	73.8%
For the quarter ended June 30, 2013	76.4%
For the quarter ended September 30, 2013	86.5%
For the quarter ended December 31, 2013	78.9%
For the quarter ended March 31, 2014	80.7%
For the quarter ended June 30, 2014	68.5%
For the quarter ended September 30, 2014	84.0%
For the quarter ended December 31, 2014	78.5%

As of December 31, 2014 and September 30, 2014, approximately 92.3% and 93.5%, respectively, of our total assets represented investments in portfolio companies valued at fair value.

Revenue Recognition

Interest and Dividend Income

Interest income, adjusted for accretion of original issue discount, or OID, is recorded on the accrual basis to the extent that such amounts are expected to be collected. We stop accruing interest on investments when it is determined that interest is no longer collectible. Distributions of income from portfolio companies are generally recorded as dividend income on the ex-dividend date.

Fee Income

We receive a variety of fees in the ordinary course of business including servicing, advisory, structuring and prepayment fees, which are classified as fee income and recognized as they are earned.

We have also structured exit fees across certain of our portfolio investments to be received upon the future exit of those investments. Exit fees are payable upon the exit of a debt security. These fees are to be paid to us upon the sooner to occur of (i) a sale of the borrower or substantially all of the assets of the borrower, (ii) the maturity date of the loan or (iii) the date when full prepayment of the loan occurs. The receipt of such fees is contingent upon the occurrence of one of the events listed above for each of the investments. A percentage of these fees is included in net investment income over the life of the loan. As of December 31, 2014, we had structured $2.5 million in aggregate exit fees across three portfolio investments upon the future exit of those investments.

Payment-in-Kind (PIK) Interest

Our loans typically contain contractual PIK interest provisions. The PIK interest, which represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. We generally cease accruing PIK interest if there is insufficient value to support the accrual or if we do not expect the portfolio company to be able to pay all principal and interest due. Our decision to cease accruing PIK interest involves subjective judgments and determinations based on available information about a particular portfolio company, including whether the portfolio company is current with respect to its payment of principal and interest on its loans and debt securities; monthly and quarterly financial statements and financial projections for the portfolio company; our assessment of the portfolio company's business development success, including product development, profitability and the portfolio company's overall adherence to its business plan; information obtained by us in connection with periodic formal update interviews with the portfolio company's management and, if appropriate, the private equity sponsor; and information about the general economic and market conditions in which the portfolio company operates. Based on this and other information, we determine whether to cease accruing PIK interest on a loan or debt security when it is determined that PIK interest is no longer collectible. Our determination to cease accruing PIK interest on a loan or debt security is generally made well before our full write-down of such loan or debt security. In addition, if it is subsequently determined that we will not be able to collect any previously accrued PIK interest, the fair value of our loans or debt securities would decline by the amount of such previously accrued, but uncollectible, PIK interest.

For a discussion of risks we are subject to as a result of our use of PIK interest in connection with our investments, see "Risk Factors — Risks Relating to Our Business and Structure — We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income," "— We may in the future choose to pay dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive" and "— Our incentive fee may induce our investment adviser to make speculative investments" in our annual report on Form 10-K for the year ended September 30, 2014. In addition, if it is subsequently determined that we will not be able to collect any previously accrued PIK interest, the fair value of our loans or debt securities would decline by the amount of such previously accrued, but uncollectible, PIK interest. The accrual of PIK interest on our debt investments increases the recorded cost basis of these investments in our Consolidated Financial Statements and, as a result, increases the cost basis of these investments for purposes of computing the capital gains incentive fee payable by us to our Investment Adviser.

To maintain our status as a RIC, PIK income must be paid out to our stockholders as distributions, even though we have not yet collected the cash and may never collect the cash relating to the PIK interest. Accumulated PIK interest was $43.4 million, or 1.6% of the fair value of our portfolio of investments as of December 31, 2014 and $39.7 million or 1.6% as of September 30, 2014. The net increases in loan balances as a result of contractual PIK arrangements are separately identified in our Consolidated Statements of Cash Flows.

Portfolio Composition

Our investments principally consist of loans, purchased equity investments and equity grants in privately-held companies. Our loans are typically secured by a first, second or subordinated lien on the assets of the portfolio company and generally have terms of up to six years (but an expected average life of between three and four years). We are currently focusing our origination efforts on a prudent mix of senior secured and subordinated loans which we believe will provide superior risk-adjusted returns while maintaining adequate

credit protection. The mix may change over time based on market conditions and management's view of where the best risk- adjusted returns are available.

A summary of the composition of our investment portfolio at cost and fair value as a percentage of total investments is shown in the following tables:

	December 31, 2014	September 30, 2014
Cost:		
Senior secured debt	82.54%	79.72%
Subordinated debt	9.13	11.67
CLO debt	1.07	1.18
Subordinated notes of SLF JV I	2.23	2.16
LLC equity interests of SLF JV I	0.25	0.24
Purchased equity	4.14	4.31
Equity grants	0.11	0.22
Limited partnership interests	0.53	0.50
Total	**100.00%**	**100.00%**

	December 31, 2014	September 30, 2014
Fair value:		
Senior secured debt	82.24%	79.01%
Subordinated debt	8.67	11.61
CLO debt	1.08	1.18
Subordinated notes of SLF JV I	2.27	2.16
LLC equity interests of SLF JV I	0.17	0.23
Purchased equity	4.78	5.04
Equity grants	0.28	0.30
Limited partnership interests	0.51	0.47
Total	**100.00%**	**100.00%**

The industry composition of our portfolio at cost and fair value as a percentage of total investments was as follows:

	December 31, 2014	September 30, 2014
Cost:		
Healthcare services	19.50%	15.03%
Internet software & services	11.58	6.31
Education services	8.55	9.35
Advertising	5.38	6.59
Diversified support services	5.11	4.71
Specialized finance	4.31	4.76
Airlines	3.77	5.18
Application software	3.31	5.57
IT consulting & other services	3.19	3.86
Data processing & outsourced services	2.89	2.42
Multi-sector holdings	2.80	2.74
Healthcare equipment	2.58	3.04
Oil & gas equipment services	2.37	3.86
Industrial machinery	2.32	2.14
Specialty stores	2.23	2.46

	December 31, 2014	September 30, 2014
Research & consulting services	1.91	0.59
Leisure facilities	1.87	1.97
Integrated telecommunication services	1.78	1.87
Pharmaceuticals	1.68	1.86
Household products	1.33	1.52
Construction & engineering	1.27	1.39
Asset management & custody banks	1.07	1.18
Air freight & logistics	1.00	1.30
Home improvement retail	0.98	1.10
Cable & satellite	0.98	1.08
Consumer electronics	0.79	0.76
Apparel, accessories & luxury goods	0.76	1.43
Leisure products	0.74	0.83
Auto parts & equipment	0.60	0.66
Food retail	0.58	—
Other diversified financial services	0.56	0.62
Human resources & employment services	0.56	2.05
Specialty chemicals	0.49	0.54
Security & alarm services	0.48	0.53
Healthcare technology	0.29	0.32
Thrift & mortgage finance	0.21	0.16
Consumer finance	0.18	0.00
Systems software	—	0.22
Total	**100.00%**	**100.00%**

	December 31, 2014	September 30, 2014
Fair value:		
Healthcare services	19.92%	15.24%
Internet software & services	11.74	6.43
Education services	8.20	9.28
Advertising	5.42	6.58
Diversified support services	5.18	4.71
Specialized finance	4.53	5.16
Airlines	4.08	5.33
Application software	3.39	5.62
IT consulting & other services	3.23	3.89
Data processing & outsourced services	2.90	2.40
Multi-sector holdings	2.76	2.69
Healthcare equipment	2.64	3.06
Industrial machinery	2.36	2.20
Specialty stores	2.20	2.38
Research & consulting services	1.93	0.60
Leisure facilities	1.91	1.98
Oil & gas equipment services	1.77	3.71
Integrated telecommunication services	1.76	1.86
Pharmaceuticals	1.70	1.87
Construction & engineering	1.40	1.55

	December 31, 2014	September 30, 2014
Asset management & custody banks	1.08	1.18
Home improvement retail	1.01	1.12
Cable & satellite	0.98	1.08
Household products	0.93	1.47
Leisure products	0.86	0.94
Apparel, accessories & luxury goods	0.81	0.91
Consumer electronics	0.80	0.77
Auto parts & equipment	0.67	0.70
Food retail	0.59	—
Human resources & employment services	0.58	2.06
Other diversified financial services	0.58	0.63
Specialty chemicals	0.50	0.54
Security & alarm services	0.48	0.53
Air freight & logistics	0.43	0.84
Healthcare technology	0.29	0.32
Thrift & mortgage finance	0.21	0.16
Consumer finance	0.18	—
Systems software	—	0.21
Total	**100.00%**	**100.00%**

Portfolio Asset Quality

We employ a ranking system to assess and monitor the credit risk of our investment portfolio. We rank all investments on a scale from 1 to 4. The system is intended to reflect the performance of the borrower's business, the collateral coverage of the loan, and other factors considered relevant to making a credit judgment. We have determined that there should be an individual ranking assigned to each tranche of securities in the same portfolio company where appropriate. This may arise when the perceived risk of loss on the investment varies significantly between tranches due to their respective seniority in the capital structure.

- Investment Ranking 1 is used for investments that are performing above expectations and/or capital gains are expected.
- Investment Ranking 2 is used for investments that are performing substantially within our expectations, and whose risks remain materially consistent with the potential risks at the time of the original or restructured investment. All new investments are initially ranked 2.
- Investment Ranking 3 is used for investments that are performing below our expectations and for which risk has materially increased since the original or restructured investment. The portfolio company may be out of compliance with debt covenants and may require closer monitoring. To the extent that the underlying agreement has a PIK interest provision, investments with a ranking of 3 are generally those on which we are not accruing PIK interest.
- Investment Ranking 4 is used for investments that are performing substantially below our expectations and for which risk has increased substantially since the original or restructured investment. Investments with a ranking of 4 are those for which some loss of principal is expected and are generally those on which we are not accruing cash interest.

The following table shows the distribution of our investments on the 1 to 4 investment ranking scale at fair value as of December 31, 2014 and September 30, 2014:

	December 31, 2014			September 30, 2014		
Investment Ranking	Fair Value	% of Portfolio	Leverage Ratio	Fair Value	% of Portfolio	Leverage Ratio
1	$ 29,463	1.08%	0.81	$ 65,268	2.61%	1.94
2	2,625,449	96.47	4.71	2,424,290	97.14	4.84
3	66,683	2.45	9.39	—	—	—
4	—	—	—	6,356	0.25	NM(1)
Total	**$2,721,595**	**100.00%**	**4.77**	**$2,495,914**	**100.00%**	**4.75**

(1) Due to operating performance this ratio is not measurable and, as a result, is excluded from the total portfolio calculation.

We may from time to time modify the payment terms of our investments, either in response to current economic conditions and their impact on certain of our portfolio companies or in accordance with tier pricing provisions in certain loan agreements. As of December 31, 2014, we had modified the payment terms of our investments in 15 portfolio companies. Such modified terms may include increased PIK interest provisions and reduced cash interest rates. These modifications, and any future modifications to our loan agreements, may limit the amount of interest income that we recognize from the modified investments, which may, in turn, limit our ability to make distributions to our stockholders.

Loans and Debt Securities on Non-Accrual Status

As of December 31, 2014, there were four investments on which we had stopped accruing cash and/or PIK interest and OID income. As of September 30, 2014, there was one investment on which we had stopped accruing cash interest, PIK interest or OID income. As of December 31, 2013, there were no investments on which we had stopped accruing cash and/or PIK interest and OID income.

The percentages of our debt investments at cost and fair value by accrual status for the years ended December 31, 2014, September 30, 2014 and December 31, 2013 were as follows:

	December 31, 2014				September 30, 2014				December 31, 2013			
	Cost	% of Debt Portfolio	Fair Value	% of Debt Portfolio	Cost	% of Debt Portfolio	Fair Value	% of Debt Portfolio	Cost	% of Debt Portfolio	Fair Value	% of Debt Portfolio
Accrual	$2,523,714	95.97%	$2,505,354	97.67%	$2,345,637	99.25%	$2,339,087	99.73%	$2,249,767	100.00%	$2,261,742	100.00%
PIK non-accrual	105,878	4.03	59,883	2.33	—	—	—	—	—	—	—	—
Cash non-accrual(1)	—	—	—	—	17,752	0.75	6,356	0.27	—	—	—	—
Total	**$2,629,592**	**100.00%**	**$2,565,237**	**100.00%**	**$2,363,389**	**100.00%**	**$2,345,443**	**100.00%**	**$2,249,767**	**100.00%**	**$2,261,742**	**100.00%**

(1) Cash non-accrual status is inclusive of PIK and other noncash income, where applicable.

The non-accrual status of our portfolio investments as of December 31, 2014, September 30, 2014 and December 31, 2013 was as follows:

	December 31, 2014	September 30, 2014	December 31, 2013
Miche Bag, LLC	—	Cash non-accrual(1)	—
Phoenix Brands Merger Sub LLC	PIK non-accrual	—	—
TransTrade Operators, Inc.	PIK non-accrual	—	—
CCCG, LLC	PIK non-accrual	—	—
JTC Education, Inc.	PIK non-accrual	—	—

(1) We no longer hold this investment as of December 31, 2014. See "— Discussion and Analysis of Results and Operations — Comparison of the three months ended December 31, 2014 and December 31, 2013.

Income non-accrual amounts for the three months ended December 31, 2014 and December 31, 2013 were as follows:

	Three months ended December 31, 2014(1)	Three months ended December 31, 2013
Cash interest income	$ —	$—
PIK interest income	3,239	—
OID income	583	—
Total	**$3,822**	**$—**

(1) Income non-accrual amounts for the year may include amounts for investments that were no longer held at the end of the period.

Senior Loan Fund JV I, LLC

In May, 2014, we entered into an LLC agreement with Trinity Universal Insurance Company, a subsidiary of Kemper to form SLF JV I. On July 1, 2014, SLF JV I began investing in senior secured loans of middle market companies and other corporate debt securities. We co-invest in these securities with Kemper through our investment in SLF JV I. SLF JV I is managed by a four person Board of Directors, two of whom are selected by us and two of whom are selected by Kemper. SLF JV I is capitalized pro rata with subordinated notes and LLC equity interests as transactions are completed. All portfolio decisions and investment decisions in respect of SLF JV I must be approved by the SLF JV I investment committee, which consists of one representative from us and one representative of Kemper (with approval from a representative of each required). We and Kemper provide capital to SLF JV I in the form of subordinated notes and LLC equity interests. As of December 31, 2014 and September 30, 2014, we and Kemper owned, in the aggregate, 87.5% and 12.5%, respectively, of each of the outstanding subordinated notes and LLC equity interests.

We have determined that SLF JV I is an investment company under ASC 946, however, in accordance with such guidance, we will generally not consolidate our investment in a company other than a wholly owned investment company subsidiary or a controlled operating company whose business consists of providing services to us. Accordingly, we do not consolidate our noncontrolling interest in SLF JV I.

As of December 31, 2014 and September 30, 2014, SLF JV I had total assets of $265.0 million and $186.0 million, respectively. Our investment in SLF JV I consisted of LLC equity interests of $4.8 million and subordinated notes of $61.8 million, at fair value as of December 31, 2014. As of September 30, 2014, our investment consisted of LLC equity interests of $5.6 million and subordinated notes of $54.0 million, at fair value. The subordinated notes are junior in right of payment to the repayment of temporary contributions made by us to fund investments of SLF JV I. SLF JV I's portfolio consisted of middle-market and other corporate debt securities of 21 and 18 ''eligible portfolio companies'' (as defined in the Section 2(a)(46) of the 1940 Act) as of December 31, 2014 and September 30, 2014, respectively. As of December 31, 2014, the largest investment in a single company in SLF JV I's portfolio in aggregate principal amount was $20.0 million, and the five largest investments in portfolio companies in SLF JV I totaled $75.0 million in aggregate principal amount. As of September 30, 2014, the largest investment in a single company in SLF JV I's portfolio in aggregate principal amount was $20.0 million, and the five largest investments in portfolio companies in SLF JV I totaled $60.0 million in aggregate principal amount. The portfolio companies in SLF JV I are in industries similar to those in which we may invest directly.

As of December 31, 2014 and September 30, 2014, SLF JV I had total capital commitments of $200.0 million, $175.0 million of which was from us and the remaining $25.0 million from Kemper. Approximately $78.4 million and $68.6 million, respectively, was funded as of December 31, 2014 and September 30, 2014 relating to these commitments, of which $68.6 million and $60.0 million, respectively, was from us. Additionally, SLF JV I had a senior revolving credit facility with Deutsche Bank AG, New York Branch (''Deutsche Bank facility'') with a stated maturity date of July 1, 2019, which permitted up to $200.0 million of borrowings as of December 31, 2014 and September 30, 2014, and any such borrowings bear interest at a rate equal to LIBOR (3-month) plus 2.50% per annum. As of December 31, 2014 and September 30, 2014, we had commitments to fund subordinated notes to SLF JV I of $157.5 million, of

which $95.8 million and $103.5 million was unfunded, respectively. The subordinated notes mature on May 2, 2019. As of December 31, 2014 and September 30, 2014, we had commitments to fund LLC equity interests in SLF JV I of $17.5 million, of which $10.6 million and $11.5 million was unfunded, respectively. Under the Deutsche Bank facility, $130.0 million and $109.3 million was outstanding as of December 31, 2014 and September 30, 2014, respectively.

Below is a summary of SLF JV I's portfolio, followed by a listing of the individual loans in SLF JV I's portfolio as of December 31, 2014 and September 30, 2014:

	December 31, 2014	September 30, 2014
Senior secured loans(1)	$224,841	$158,451
Weighted average current interest rate on senior secured loans(2)	7.79%	8.09%
Number of borrowers in SLF JV I	21	18
Largest loan to a single borrower(1)	$ 20,000	$ 20,000
Total of five largest loans to borrowers(1)	$ 75,000	$ 60,000

(1) At principal amount.

(2) Computed as the (a) annual interest on accruing senior secured loans divided by (b) total senior secured loans at principal amount.

SLF JV I Loan Portfolio as of December 31, 2014

Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate(1)	Principal	Cost	Fair Value(2)
All Web Leads, Inc.(3)	Advertising	Senior Loan	11/2018	LIBOR+8% (1% floor)	$ 9,873	$ 9,873	$ 9,670
AMAG Pharmaceuticals, Inc.	Diversified financial services	Senior Loan	11/2020	LIBOR+6.25% (1% floor)	15,000	15,000	15,000
Ansira Partners, Inc.	Advertising	Senior Loan	5/2017	LIBOR+5.0% (1.5% floor)	3,382	3,367	3,351
Ansira Partners, Inc.	Advertising	Senior Loan	5/2017	LIBOR+5.0% (1.5% floor)	5,329	5,322	5,281
EOS Fitness(3)	Leisure facilities	Senior Loan	12/2019	LIBOR+8.75% (0.75% floor)	20,000	20,000	20,000
First Choice ER, LLC(3)	Healthcare services	Senior Loan	10/2018	LIBOR+7.5% (1% floor)	20,000	20,018	19,928
Garretson Firm Resolution Group, Inc.	Diversified support services	Senior Loan	12/2018	LIBOR+5% (1.25% floor)	6,551	6,543	6,485
GTCR Valor Companies, Inc.	Advertising	Senior Loan	5/2021	LIBOR+5% (1% floor)	9,975	9,741	9,738
H.D. Vest, Inc.	Specialty Finance	Senior Loan	6/2019	LIBOR+8% (1.25% floor)	8,750	8,816	8,691
InMotion Entertainment Group, LLC(3)	Consumer electronics	Senior Loan	10/2018	LIBOR+7.75% (1.25% floor)	10,000	10,035	9,940
Integrated Petroleum Technologies, Inc.(3)	Oil & gas equipment services	Senior Loan	3/2019	LIBOR+7.5% (1% floor)	9,874	9,874	9,458
Lift Brands, Inc.(3)	Leisure facilities	Senior Loan	12/2019	LIBOR+7.5% (1% floor)	9,874	9,874	9,869
MedTech Group, Inc.	Healthcare equipment	Senior Loan	9/2016	LIBOR+5.25% (1.25% floor)	4,663	4,666	4,610
MedTech Group, Inc.	Healthcare equipment	Senior Loan	9/2016	LIBOR+5.25% (1.25% floor)	7,460	7,430	7,376
Meritas Schools Holdings LLC(3)	Education services	Senior Loan	6/2019	LIBOR+5.75% (1.25% floor)	5,845	5,839	5,824
OmniSYS Acquisition Corporation(3)	Diversified support services	Senior Loan	11/2018	LIBOR+7.5% (1% floor)	9,873	9,873	9,556
OnCourse Learning Corporation(3)	Education services	Senior Loan	2/2019	LIBOR+7.5% (1% floor)	10,000	10,000	10,017
TIBCO Software, Inc.	Internet software & services	Senior Loan	12/2020	LIBOR+5.5% (1% floor)	6,000	5,715	5,835
TIBCO Software, Inc.	Internet software & services	Bridge loan	12/2020	LIBOR+4.5% (1% floor)	4,900	4,876	4,876
Total Military Management, Inc.	Air freight and logistics	Senior Loan	3/2019	LIBOR+5.75% (1.25% floor)	3,175	3,175	3,179
Total Military Management, Inc.	Air freight and logistics	Senior Loan	3/2019	LIBOR+5.75% (1.25% floor)	9,750	9,758	9,763
TravelClick, Inc.	Internet software & services	Senior Loan	11/2021	LIBOR+7.5% (1% floor)	10,000	10,000	9,650
Yeti Acquisition, LLC(3)	Leisure products	Senior Loan	6/2017	LIBOR+7% (1.25% floor)	5,941	5,983	6,037
Yeti Acquisition, LLC(3)	Leisure products	Senior Loan	6/2017	LIBOR+10.25% (1.25% floor) 1% PIK	3,701	3,719	3,617
TV Borrower US, LLC	Integrated telecommunications services	Senior Loan	1/2021	LIBOR+5% (1% floor)	9,975	9,975	9,796
Vitera Healthcare Solutions, LLC	Healthcare technology	Senior Loan	11/2020	LIBOR+5% (1% floor)	4,950	4,950	4,925
					$224,841	**$224,422**	**$222,472**

(1) Represents the current interest rate as of December 31, 2014. All interest rates are payable in cash, unless otherwise noted.

(2) Represents the fair value determined utilizing a similar process as us in accordance with ASC 820. However, the determination of such fair value is not included in the valuation process of the Board of Directors described elsewhere herein.

(3) We also hold a portion of the senior loan.

SLF JV I Loan Portfolio as of September 30, 2014

Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate(1)	Principal	Cost	Fair Value(2)
All Web Leads, Inc.(3)	Advertising	Senior Loan	11/2018	LIBOR+8% (1% floor)	$ 9,937	$ 9,937	$ 9,867
Ansira Partners, Inc.	Advertising	Senior Loan	05/2017	LIBOR+5.0% (1.5% floor)	3,553	3,536	3,549
Drugtest, Inc.(3)	Human resources & employment services	Senior Loan	06/2018	LIBOR+5.75% (1% floor)	9,859	9,924	9,940
First Choice ER, LLC(3)	Healthcare services	Senior Loan	10/2018	LIBOR+7.5% (1% floor)	20,000	20,019	20,166
InMotion Entertainment Group, LLC(3)	Consumer electronics	Senior Loan	10/2018	LIBOR+7.75% (1.25% floor)	10,000	10,038	10,043
Integrated Petroleum Technologies, Inc.(3)	Oil & gas equipment services	Senior Loan	03/2019	LIBOR+7.5% (1% floor)	9,937	9,937	9,987
Lift Brands, Inc.(3)	Leisure facilities	Senior Loan	12/2019	LIBOR+7.5% (1% floor)	9,937	9,937	9,881
MedTech Group, Inc.	Healthcare equipment	Senior Loan	09/2016	LIBOR+5.25% (1.25% floor)	4,663	4,667	4,644
Olson + Co., Inc.(3)	Advertising	Senior Loan	09/2017	LIBOR+5.75% (1.5% floor)	4,257	4,257	4,257
OmniSYS Acquisition Corporation	Diversified support services	Senior Loan	11/2018	LIBOR+7.5% (1% floor)	9,937	9,937	9,887
OnCourse Learning Corporation(3)	Education services	Senior Loan	02/2019	LIBOR+7.5% (1% floor)	10,000	10,000	10,030
Teaching Strategies, LLC(3)	Education services	Senior Loan	12/2017	LIBOR+6% (1.25% floor)	9,490	9,592	9,490
Total Military Management, Inc.	Air freight and logistics	Senior Loan	03/2019	LIBOR+5.75% (1.25% floor)	3,343	3,343	3,346
Yeti Acquisition, LLC(3)	Leisure products	Senior Loan	06/2017	LIBOR+7% (1.25% floor)	6,115	6,161	6,115
Yeti Acquisition, LLC(3)	Leisure products	Senior Loan	06/2017	LIBOR+10.25% (1.25% floor) 1% PIK	3,710	3,731	3,710
TV Borrower US, LLC	Integrated telecommunications services	Senior Loan	01/2021	LIBOR+5.0% (1% floor)	10,000	10,000	10,000
Vitera Healthcare Solutions, LLC(3)	Healthcare technology	Senior Loan	11/2020	LIBOR+5% (1% floor)	4,963	4,963	4,980
H.D. Vest, Inc.	Specialty Finance	Senior Loan	06/2019	LIBOR+8% (1.25% floor)	8,750	8,820	8,820
TravelClick, Inc.(3)	Internet software & services	Senior Loan	11/2021	LIBOR+7.75% (1% floor)	10,000	10,000	9,971
					$158,451	**$158,799**	**$158,683**

(1) Represents the current interest rate as of September 30, 2014. All interest rates are payable in cash, unless otherwise noted.

(2) Represents the fair value determined utilizing a similar process as us in accordance with ASC 820. However, the determination of such fair value is not included in our Board of Directors' valuation process described elsewhere herein.

(3) We also hold a portion of the senior loan.

The amortized cost and fair value of the subordinated notes held by us was $61.7 million and $61.8 million, respectively as of December 31, 2014 and $54.0 million at both cost and fair value as of September 30, 2014. The subordinated notes bear interest at a rate of LIBOR plus 8.0% and we earned interest income of $1.2 million on its investments in these notes for the three months ended December 31, 2014. The cost and fair value of the LLC equity interests held by us was $6.9 million and $4.8 million, respectively, as of December 31, 2014, and $6.0 million and $5.6 million, respectively, as of September 30, 2014. We earned dividend income of $1.1 million for the three months ended December 31, 2014 with respect to its LLC equity interests. The LLC equity interest are dividend producing to the extent there is residual income to be distributed on a quarterly basis.

Below is certain summarized financial information for SLF JV I as of December 31, 2014 and September 30, 2014 and for the three months ended December 31, 2014:

	December 31, 2014	September 30, 2014
Selected Balance Sheet Information:		
Investments in loans at fair value (cost December 31, 2014: $224,422, and September 30, 2014:$158,799)	$222,472	$158,683
Receivables from secured financing arrangement at fair value (cost: $10,028 and $20,070, respectively)	9,857	19,970
Cash and cash equivalents	6,268	—
Restricted cash	13,499	2,276
Other assets	12,887	5,039
Total assets	**$264,983**	**$185,968**
Senior credit facility payable	$130,040	$109,334
Payable for unsettled transaction	54,925	4,750
Subordinated notes payable at fair value (proceeds: $70,541 and $61,696, respectively)	70,663	61,696
Other liabilities	3,919	3,634
Total liabilities	**$259,547**	**$179,414**
Members' equity	5,436	6,554
Total liabilities and net assets	**$264,983**	**$185,968**

	Three months ended December 31, 2014	Period from July 1, 2014 through September 30, 2014
Selected Statement of Operations Information:		
Total revenues	$ 4,109	$3,677
Total expenses	2,439	2,249
Net unrealized depreciation	(2,267)	(209)
Net realized loss	(205)	(20)
Net loss	**$ (802)**	**$1,199**

SLF JV I has elected to fair value the subordinated notes issued to us and Kemper under ASC 825 — *Financial Instruments*, or ASC 825. The subordinated notes are valued by calculating the net present value of the future expected cash flow streams using an appropriate risk-adjusted discount rate model.

During the three months ended December 31, 2014, we sold $89.8 million of senior secured debt investments ($54.9 million of which was unsettled at December 31, 2014) and paid $10.0 million of receivables from secured financing arrangements from SLF JV I at fair value in exchange for $99.8 million cash consideration. We recognized $0.05 million realized loss on these transactions.

Discussion and Analysis of Results and Operations

Results of Operations

The principal measure of our financial performance is the net increase (decrease) in net assets resulting from operations, which includes net investment income (loss), net realized gain (loss) and net unrealized appreciation (depreciation). Net investment income is the difference between our income from interest, dividends, fees, and other investment income and total expenses. Net realized gain (loss) on investments and secured borrowings is the difference between the proceeds received from dispositions of portfolio investments and their stated costs. Net unrealized appreciation (depreciation) is the net change in the fair value of our investment portfolio and secured borrowings.

Comparison of three months ended December 31, 2014 and December 31, 2013

Total Investment Income

Total investment income includes interest income on our investments, fee income and other investment income. Fee income consists principally of loan and arrangement fees, administrative fees, unused fees, amendment fees, advisory fees, structuring fees, exit fees, prepayment fees and waiver fees. Other investment income consists primarily of dividend income received from certain of our equity investments.

Total investment income for the three months ended December 31, 2014 and December 31, 2013 was $76.3 million and $71.3 million, respectively. For the three months ended December 31, 2014, this amount primarily consisted of $56.9 million of interest income from portfolio investments (which included $4.4 million of PIK interest) and $17.9 million of fee income. For the three months ended December 31, 2013, this amount primarily consisted of $54.1 million of interest income from portfolio investments (which included $5.6 million of PIK interest) and $17.1 million of fee income.

The increase in our total investment income for the three months ended December 31, 2014 as compared to the three months ended December 31, 2013 was primarily attributable to higher average levels of outstanding debt investments, which was principally due to a net increase of 25 debt investments in our portfolio and fees related to investment activity, partially offset by amortization repayments received on our debt investments.

Expenses

Net expenses (expenses net of base management fee waivers) for the three months ended December 31, 2014 and December 31, 2013 were $41.1 million and $35.1 million, respectively. Net expenses increased for the three months ended December 31, 2014 as compared to the three months ended December 31, 2013 by $6.0 million. This was due primarily to changes in:

- Base management fees (net of waivers), which was primarily attributable to a 14.5% increase in the fair value of the investment portfolio due to an increase in net investment fundings in the year-over-year period; and
- Interest expense, which was attributable to a 42.5% increase in weighted average debt outstanding for the year-over-year period.

Net Investment Income

As a result of the $5.0 million increase in total investment income and the $6.0 million increase in net expenses, net investment income for the three months ended December 31, 2014 reflected a $1.0 million, or 2.9%, decrease compared to the quarter ended December 31, 2013.

Realized Gain (Loss) on Investments and Secured Borrowings

Realized gain (loss) is the difference between the proceeds received from dispositions of portfolio investments and their stated costs. Realized losses may also be recorded in connection with our determination that certain investments are considered worthless securities and/or meet the conditions for loss recognition per the applicable tax rules.

During the three months ended December 31, 2014, we recorded investment realization events, including the following:

- In October 2014, we restructured our investment in Miche Bag, LLC. As part of the restructuring, we exchanged cash and our debt and equity securities for debt and equity securities in the restructured entity, Miche Group, LLC and recorded a realized loss in the amount of $17.9 million on this transaction;
- In October 2014, we received a cash payment of $74.4 million from Teaching Strategies, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In October 2014, we received a cash payment of $6.5 million from SugarSync, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;

- In November 2014, we received a cash payment of $8.6 million from Olson + Co., Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In November 2014, we received a cash payment of $5.6 million from American Cadastre, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In December 2014, we received a cash payment of $35.8 million from Drugtest, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In December 2014, we received a cash payment of $39.5 million from Charter Brokerage, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In December 2014, we received a cash payment of $27.7 million from CRGT, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In December 2014, we received a cash payment of $12.5 million from Devicor Medical Products, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In December 2014, we received a cash payment of $12.0 million from CT Technologies Intermediate Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction; and
- During the three months ended December 31, 2014, we received payments of $178.7 million in connection with syndications of debt investments to other investors, sales of debt investments and repayment of secured borrowings and recorded a net realized gain of $0.3 million on these transactions.

During the three months ended December 31, 2013, we recorded investment realization events, including the following:

- In October and December 2013, we received payments of $3.2 million from Stackpole Powertrain International Holding, L.P. related to the sale of our equity investment. A realized gain of $2.2 million was recorded on this transaction;
- In October 2013, we received a payment of $8.9 million from Harden Healthcare, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
- In October 2013, we received a payment of $4.0 million from Capital Equipment Group, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction. We also received an additional $0.9 million in connection with the sale of our common equity investment, realizing a gain of $0.6 million;
- In November 2013, we received a payment of $10.0 million from IG Investments Holdings, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In November 2013, we received a payment of $15.7 million from CTM Group, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In December 2013, we received a payment of $0.4 million in connection with the exit of our debt investment in Saddleback Fence and Vinyl Products, Inc. A realized loss of $0.3 million was recorded on this transaction;

- In December 2013, we received a payment of $7.2 million from Western Emulsions, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction; and
- During the three months ended December 31, 2013, we received payments of $108.9 million in connection with sales of debt investments and recorded a net realized gain of $0.5 million.

Net Unrealized Appreciation (Depreciation) on Investments and Secured Borrowings

Net unrealized appreciation or depreciation is the net change in the fair value of our investments during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

During the three months ended December 31, 2014, we recorded net unrealized depreciation on investments of $48.6 million. This consisted of $57.0 million of net unrealized depreciation on debt investments and $4.7 million of net unrealized depreciation on equity investments, offset by $13.1 million of net reclassifications to realized losses on debt and equity investments (resulting in unrealized appreciation). During the three months ended December 31, 2013, we recorded net unrealized depreciation of $5.7 million. This consisted of $2.7 million of net reclassifications to realized gains (resulting in unrealized depreciation), $1.8 million of net unrealized depreciation on debt investments and $1.2 million of net unrealized depreciation on equity investments.

Comparison of Years ended September 30, 2014 and September 30, 2013

Total Investment Income

Total investment income includes interest income on our investments, fee income and other investment income. Fee income consists principally of loan and arrangement fees, administrative fees, unused fees, amendment fees, advisory fees, structuring fees, exit fees, prepayment fees and waiver fees. Other investment income consists primarily of dividend income received from certain of our equity investments.

Total investment income for the years ended September 30, 2014 and September 30, 2013 was $294.0 million and $221.6 million, respectively. For the year ended September 30, 2014, this amount primarily consisted of $236.8 million of interest income from portfolio investments (which included $24.1 million of PIK interest) and $52.8 million of fee income. For the year ended September 30, 2013, this amount primarily consisted of $173.7 million of interest income from portfolio investments (which included $16.8 million of PIK interest) and $45.9 million of fee income.

The increase in our total investment income for the year ended September 30, 2014 as compared to the year ended September 30, 2013 was primarily attributable to higher average levels of outstanding debt investments, which was principally due to a net increase of 15 debt investments in our portfolio and fees related to investment activity, partially offset by amortization repayments received on our debt investments.

Expenses

Net expenses for the years ended September 30, 2014 and September 30, 2013 were $151.4 million and $106.7 million, respectively. Net expenses increased for the year ended September 30, 2014 as compared to the year ended September 30, 2013 by $44.7 million. This was due primarily to increases in:

- Base management fee (net of waivers), which was primarily attributable to a 31.8% increase in the fair value of the investment portfolio due to an increase in net investment fundings in the year-over-year period;
- Part I incentive fee, which was attributable to a 24.4% increase in pre-incentive fee net investment income for the year-over-year period; and
- Interest expense, which was attributable to an 85.7% increase in weighted average debt outstanding for the year-over-year period.

Net Investment Income

As a result of the $72.3 million increase in total investment income and the $44.7 million increase in net expenses, net investment income for the year ended September 30, 2014 reflected a $27.6 million, or 24.0%, increase compared to the year ended September 30, 2013.

Realized Gain (Loss) on Investments

Realized gain (loss) is the difference between the proceeds received from dispositions of portfolio investments and their stated costs. Realized losses may also be recorded in connection with our determination that certain investments are considered worthless securities and/or meet the conditions for loss recognition per the applicable tax rules.

During the year ended September 30, 2014, we recorded investment realization events, including the following:

- In October and December 2013, we received payments of $3.2 million from Stackpole Powertrain International Holding, L.P. related to the sale of our equity investment. A realized gain of $2.2 million was recorded on this transaction;
- In October 2013, we received a payment of $8.9 million from Harden Healthcare, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
- In October 2013, we received a payment of $4.0 million from Capital Equipment Group, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction. We also received an additional $0.9 million in connection with the sale of our common equity investment, realizing a gain of $0.6 million;
- In November 2013, we received a payment of $10.0 million from IG Investments Holdings, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In November 2013, we received a payment of $15.7 million from CTM Group, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In December 2013, we received a payment of $0.4 million in connection with the exit of our debt investment in Saddleback Fence and Vinyl Products, Inc. A realized loss of $0.3 million was recorded on this transaction;
- In December 2013, we received a payment of $7.2 million from Western Emulsions, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In January 2014, we received a payment of $5.1 million from BMC Acquisition, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
- In February 2014, we received a payment of $17.8 million from Ikaria Acquisition, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In February 2014, we received a payment of $30.8 million from Dexter Axle Company in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In March 2014, we received a payment of $9.9 million from Vestcom International, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
- In April 2014, we received a payment of $16.0 million from Renaissance Learning, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In April 2014, we received a payment of $32.4 million from Reliance Communications, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;

- In May 2014, we received a payment of $15.0 million from TravelClick, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In May 2014, we received a payment of $20.0 million from Joerns Healthcare, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In May 2014, we received a payment of $97.2 million from ISG Services, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In July 2014, we received a payment of $132.2 million from Desert NDT, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In July 2014, we received a payment of $21.1 million from Genoa Healthcare Holdings, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction. We also received an additional $1.2 million in connection with the sale of our preferred and common equity investments, realizing a gain of $0.8 million;
- In July 2014, we received a payment of $27.0 million from I Drive Safely, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In August 2014, we received a payment of $13.4 million from Specialty Bakers LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In August 2014, we received a payment of $10.7 million from Personable Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
- In September 2014, we received a payment of $13.5 million from Insight Pharmaceuticals LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In September 2014, we received a payment of $28.7 million from Med-Data, Incorporated in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
- In September 2014, we received a payment of $7.6 million from CPASS Acquisition Company in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In September 2014, we received a payment of $20.0 million from SumTotal Systems, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- During the period from July 1, 2014 through September 30, 2014, we transferred $160.2 million of senior secured debt investments and $20.1 million of receivables from secured financing arrangements to SLF JV I at fair value in exchange for $118.6 million of cash consideration, $51.3 million of subordinated notes, $5.7 million of LLC equity interests in SLF JV I, and $4.7 million of receivables from unsettled transactions. We recorded a realized gain of $0.3 million on this transaction; and
- During the year ended September 30, 2014, we received payments of $329.6 million in connection with syndications of debt investments to other investors and sales of debt investments in the open market and recorded a net realized loss of $1.4 million on these transactions.

During the year ended September 30, 2013, we recorded investment realization events, including the following:

- In October 2012, we received a cash payment of $4.2 million from Rail Acquisition Corp. in full satisfaction of all obligations related to the revolving loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In October 2012, we received a cash payment of $5.4 million from Bojangles in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In October 2012, we received a cash payment of $21.9 million from Blue Coat Systems, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In October 2012, we received a cash payment of $9.9 million from Insight Pharmaceuticals LLC in full satisfaction of all obligations related to the first lien loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In November 2012, we received a cash payment of $8.5 million from SolutionSet, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In January 2013, we received a cash payment of $30.2 million from NDSSI Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction. We also received an additional $3.0 million in connection with the sale of our preferred equity investment (including accumulated PIK of $0.9 million), realizing a gain of $0.1 million;
- In January 2013, we received a cash payment of $44.6 million from Welocalize, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In February 2013, we received a cash payment of $14.6 million from Edmentum, Inc. in full satisfaction of all obligations under the first lien loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In February 2013, we received a cash payment of $7.1 million from Advanced Pain Management Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In March 2013, we received a cash payment of $10.0 million from eResearch Technology, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In March 2013, we received a cash payment of $15.0 million from AdVenture Interactive, Corp. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In March 2013, we received a cash payment of $19.5 million from idX Corporation in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In April 2013, we realized a loss in the amount of $11.2 million after the senior-most creditors foreclosed on the assets of Coll Materials Group, LLC.
- In April 2013, we received a cash payment of $14.1 million from Huddle House, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;

- In April 2013, we received a cash payment of $20.4 million from Slate Pharmaceuticals Acquisition Corp. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In April 2013, we received a cash payment of $12.5 million from Securus Technologies Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In May 2013, we received a cash payment of $9.6 million from ConvergeOne Holdings Corp. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In May 2013, we received a cash payment of $30.9 million from CompuCom Systems, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In May 2013, we received a cash payment of $31.1 million from Cardon Healthcare Network, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In May 2013, we restructured its investment in Trans-Trade Brokers, Inc. As part of the restructuring, we exchanged cash and our debt and equity securities for debt and equity securities in the restructured entity, TransTrade Operators, Inc., and recorded a realized loss in the amount of $6.1 million on this transaction;
- In June 2013, we received a cash payment of $33.6 million from U.S. Retirement Partners, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In June 2013, we received a cash payment of $14.6 million from Traffic Solutions Holdings, Inc. in full satisfaction of all obligations related to the Term Loan A and Revolver under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In July 2013, we received a cash payment of $9.1 million from U.S. Collections, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In July 2013, we received a cash payment of $9.9 million from Ikaria Acquisition, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited (plus additional fees) at par and no realized gain or loss was recorded on this transaction;
- In July 2013, we received a cash payment of $5.5 million from Miche Bag, LLC in full satisfaction of all obligations related to the Term Loan A under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In July 2013, we received a cash payment of $43.9 million from Tegra Medical, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In July 2013, we received a cash payment of $27.0 million from MX USA, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In August 2013, we restructured our investment in Eagle Hospital Physicians, Inc. As part of the restructuring, we exchanged cash and our debt securities for debt and equity securities in the successor entity, Eagle Hospital Physicians, LLC, and recorded a realized loss in the amount of $9.8 million on this transaction;

- In August 2013, we received a cash payment of $43.5 million from InvestRx Corporation in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In September 2013, we received a cash payment of $43.1 million from Titan Fitness, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction; and
- During the year ended September 30, 2013, we received cash payments of $59.9 million in connection with partial sales of debt investments in the open market and recorded a net realized gain of $0.4 million.

Net Unrealized Appreciation (Depreciation) on Investments

Net unrealized appreciation or depreciation is the net change in the fair value of our investments and secured borrowings during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

During the year ended September 30, 2014, we recorded net unrealized depreciation on investments of $32.2 million. This consisted of $31.9 million of net unrealized depreciation on debt investments and $3.4 million of net reclassifications to realized gains on debt and equity investments (resulting in unrealized depreciation), partially offset by $3.1 million of net unrealized appreciation on equity investments. During the year ended September 30, 2013, we recorded net unrealized appreciation of $13.4 million. This consisted of $16.4 million of net reclassifications to realized losses on debt and equity investments (resulting in unrealized appreciation) and $10.9 million of net unrealized appreciation on equity investments, offset by $13.9 million of net unrealized depreciation on debt investments.

Comparison of Years ended September 30, 2013 and September 30, 2012

Total Investment Income

Total investment income includes interest income on our investments, fee income and other investment income. Fee income consists principally of loan and arrangement fees, administrative fees, unused fees, amendment fees, advisory fees, structuring fees, exit fees, prepayment fees and waiver fees. Other investment income consists primarily of dividend income received from certain of our equity investments.

Total investment income for the years ended September 30, 2013 and September 30, 2012 was $221.6 million and $165.1 million, respectively. For the year ended September 30, 2013, this amount primarily consisted of $173.7 million of interest income from portfolio investments (which included $16.8 million of PIK interest) and $45.9 million of fee income. For the year ended September 30, 2012, this amount primarily consisted of $133.2 million of interest income from portfolio investments (which included $13.8 million of PIK interest) and $31.7 million of fee income.

The increase in our total investment income for the year ended September 30, 2013 as compared to the year ended September 30, 2012 was primarily attributable to higher average levels of outstanding debt investments, which was principally due to a net increase of 18 debt investments in our portfolio and fees related to debt payoffs, partially offset by amortization repayments received on our debt investments and a decrease in the weighted average yield of our debt investments from 12.0% to 11.1% during the year-over-year period.

Expenses

Net expenses for the years ended September 30, 2013 and September 30, 2012 were $106.7 million and $78.7 million, respectively. Expenses increased for the year ended September 30, 2013 as compared to the year ended September 30, 2012 by $28.0 million. This was due primarily to increases in:

- Base management fee, which was primarily attributable to a 47.0% increase in the fair value of the investment portfolio due to an increase in net investment fundings in the year-over-year period;
- Incentive fee, which was attributable to a 30.1% increase in pre-incentive fee net investment income for the year-over-year period; and

- Interest expense, which was attributable to a 41.8% increase in weighted average debt outstanding for the year-over-year period.

Gain on Extinguishment of Convertible Notes

During the year ended September 30, 2013, we did not repurchase any of our Convertible Notes in the open market. During the year ended September 30, 2012, we repurchased $20.0 million in principal amount of our Convertible Notes in the open market and surrendered them to the trustee for cancellation. The aggregate purchase price of these Convertible Notes was $17.9 million because they were trading at a discount due to what we believe were volatile market conditions. As such, we recorded a gain in the amount of the difference between the reacquisition price and the net carrying amount of these Convertible Notes, net of the proportionate amount of unamortized debt issuance costs. The net gain on extinguishment of debt we recorded for the year ended September 30, 2012 was $1.6 million. Because this net gain was included in the amount that must be distributed to our stockholders in order for us to maintain our RIC status and is classified as a component of net investment income in our Consolidated Statements of Operations, such net gain was included in ''Pre-Incentive Fee Net Investment Income'' for purposes of the payment of the income incentive fee to the investment adviser under our investment advisory agreement. Paying an incentive fee on this type of net gain is permissible under our investment advisory agreement, but because such a fee was not specifically detailed in the investment advisory agreement, we obtained the approval of our Board of Directors to pay such fees. This type of net gain, and corresponding income incentive fee, may occur again in the future. Any repurchase of our 2019 Notes, 2024 Notes or 2028 Notes (as each is defined below) at a discount will be treated in a similar manner.

Net Investment Income

As a result of the $56.5 million increase in total investment income and the $1.6 million decrease in the gain on extinguishment of debt and the $28.0 million increase in total expenses, net investment income for the year ended September 30, 2013 reflected a $26.9 million, or 30.6%, increase compared to the year ended September 30, 2012.

Realized Gain (Loss) on Investments

Realized gain (loss) is the difference between the proceeds received from dispositions of portfolio investments and their stated costs. Realized losses may also be recorded in connection with our determination that certain investments are considered worthless securities and/or meet the conditions for loss recognition per the applicable tax rules.

During the year ended September 30, 2013, we recorded investment realization events, including the following:

- In October 2012, we received a cash payment of $4.2 million from Rail Acquisition Corp. in full satisfaction of all obligations related to the revolving loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;

- In October 2012, we received a cash payment of $5.4 million from Bojangles in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;

- In October 2012, we received a cash payment of $21.9 million from Blue Coat Systems, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;

- In October 2012, we received a cash payment of $9.9 million from Insight Pharmaceuticals LLC in full satisfaction of all obligations related to the first lien loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;

- In November 2012, we received a cash payment of $8.5 million from SolutionSet, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;

- In January 2013, we received a cash payment of $30.2 million from NDSSI Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and

no realized gain or loss was recorded on this transaction. We also received an additional $3.0 million in connection with the sale of our preferred equity investment (including accumulated PIK of $0.9 million), realizing a gain of $0.1 million;

- In January 2013, we received a cash payment of $44.6 million from Welocalize, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In February 2013, we received a cash payment of $14.6 million from Edmentum, Inc. in full satisfaction of all obligations under the first lien loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In February 2013, we received a cash payment of $7.1 million from Advanced Pain Management Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In March 2013, we received a cash payment of $10.0 million from eResearch Technology, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In March 2013, we received a cash payment of $15.0 million from AdVenture Interactive, Corp. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In March 2013, we received a cash payment of $19.5 million from idX Corporation in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In April 2013, we realized a loss in the amount of $11.2 million after the senior-most creditors foreclosed on the assets of Coll Materials Group, LLC.
- In April 2013, we received a cash payment of $14.1 million from Huddle House, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In April 2013, we received a cash payment of $20.4 million from Slate Pharmaceuticals Acquisition Corp. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In April 2013, we received a cash payment of $12.5 million from Securus Technologies Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In May 2013, we received a cash payment of $9.6 million from ConvergeOne Holdings Corp. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In May 2013, we received a cash payment of $30.9 million from CompuCom Systems, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In May 2013, we received a cash payment of $31.1 million from Cardon Healthcare Network, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In May 2013, we restructured its investment in Trans-Trade Brokers, Inc. As part of the restructuring, we exchanged cash and our debt and equity securities for debt and equity securities in the restructured entity, TransTrade Operators, Inc., and recorded a realized loss in the amount of $6.1 million on this transaction;

- In June 2013, we received a cash payment of $33.6 million from U.S. Retirement Partners, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In June 2013, we received a cash payment of $14.6 million from Traffic Solutions Holdings, Inc. in full satisfaction of all obligations related to the Term Loan A and Revolver under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In July 2013, we received a cash payment of $9.1 million from U.S. Collections, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In July 2013, we received a cash payment of $9.9 million from Ikaria Acquisition, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited (plus additional fees) at par and no realized gain or loss was recorded on this transaction;
- In July 2013, we received a cash payment of $5.5 million from Miche Bag, LLC in full satisfaction of all obligations related to the Term Loan A under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In July 2013, we received a cash payment of $43.9 million from Tegra Medical, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In July 2013, we received a cash payment of $27.0 million from MX USA, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In August 2013, we restructured our investment in Eagle Hospital Physicians, Inc. As part of the restructuring, we exchanged cash and our debt securities for debt and equity securities in the successor entity, Eagle Hospital Physicians, LLC, and recorded a realized loss in the amount of $9.8 million on this transaction;
- In August 2013, we received a cash payment of $43.5 million from InvestRx Corporation in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In September 2013, we received a cash payment of $43.1 million from Titan Fitness, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction; and
- During the year ended September 30, 2013, we received cash payments of $59.9 million in connection with partial sales of debt investments in the open market and recorded a net realized gain of $0.4 million.

During the year ended September 30, 2012, we recorded investment realization events, including the following:

- In November 2011, we recorded a realized loss in the amount of $18.1 million as a result of a Delaware bankruptcy court judge ruling which confirmed a Chapter 11 plan of reorganization that provided no recovery on our investment in Premier Trailer Leasing, Inc.;
- In November 2011, we received a cash payment of $20.2 million from IZI Medical Products, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and we received an additional $1.3 million proceeds from our equity investment, realizing a gain of $0.8 million;
- In December 2011, we received a cash payment of $23.0 million from ADAPCO, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;

- In December 2011, we received a cash payment of $2.0 million from Best Vinyl Fence & Deck, LLC in full satisfaction of all obligations related to the Term Loan A under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In December 2011, we received a cash payment of $9.2 million from Actient Pharmaceuticals LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In January 2012, we received a cash payment of $18.5 million from IOS Acquisitions, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In February 2012, we received a cash payment of $2.1 million from O'Currance, Inc. The debt investment was exited below par and we recorded a realized loss in the amount of $10.7 million on this transaction;
- In February 2012, we received a cash payment of $25.0 million from Ernest Health, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In March 2012, we received a cash payment of $47.7 million from CRGT, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In March 2012, we received a cash payment of $24.5 million from Epic Acquisition, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In March 2012, we received a cash payment of $48.8 million from Dominion Diagnostics, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In March 2012, we received a cash payment of $5.0 million from Genoa Healthcare Holdings, LLC in full satisfaction of all obligations under the senior loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In May 2012, we received a cash payment of $28.9 million from JTC Education, Inc. in full satisfaction of all obligations under the first lien loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In May 2012, we received a cash payment of $6.1 million from Fitness Edge, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In June 2012, we received a cash payment of $20.2 million from Caregiver Services, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In July 2012, we received a cash payment of $1.0 million from Best Vinyl Fence & Deck, LLC. The Term Loan B debt investment was exited below par and we recorded a realized loss in the amount of $3.3 million on this transaction;
- In July 2012, we received a cash payment of $8.7 million from Pacific Architects & Engineers, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In August 2012, we restructured our investment in Traffic Control & Safety Corp. As part of the restructuring, we exchanged cash and our debt and equity securities for debt and equity securities in the successor entity, Statewide Holdings, Inc., and recorded a realized loss in the amount of $10.9 million on this transaction;

- In August 2012, we received a cash payment of $18.0 million from Stackpole Powertrain International ULC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In September 2012, we received a cash payment of $0.1 million in connection with the exit of our investment in Lighting by Gregory, LLC. The investment was exited below par and we recorded a realized loss in the amount of $5.3 million on this transaction;
- In September 2012, we received total consideration of $0.6 million in connection with the exit of our investment in Repechage Investments Limited. The investment was exited below par and we recorded a realized loss in the amount of $3.6 million on this transaction; and
- In September 2012, we received total consideration of $1.8 million in connection with the sale of our Rail Acquisition Corp. term loan investment. The debt investment was exited below par and we recorded a realized loss in the amount of $13.9 million on this transaction. The proceeds related to this sale had not yet been received as of September 30, 2012 and are recorded as receivables from unsettled transactions in the Consolidated Statement of Assets and Liabilities.

Net Unrealized Appreciation (Depreciation) on Investments

Net unrealized appreciation or depreciation is the net change in the fair value of our investments during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

During the year ended September 30, 2013, we recorded net unrealized appreciation of $13.4 million. This consisted of $16.4 million of net reclassifications to realized losses on debt and equity investments (resulting in unrealized appreciation) and $10.9 million of net unrealized appreciation on equity investments, offset by $13.9 million of net unrealized depreciation on debt investments. During the year ended September 30, 2012, we recorded net unrealized depreciation of $56.0 million. This consisted of $66.6 million of net reclassifications to realized losses on debt and equity investments (resulting in unrealized appreciation) and $0.1 million of net unrealized appreciation on equity investments, offset by $10.7 million of net unrealized depreciation on debt investments.

Financial Condition, Liquidity and Capital Resources

Cash Flows

We have a number of alternatives available to fund the growth of our investment portfolio and our operations, including, but not limited to, raising equity, increasing debt and funding from operational cash flow. Additionally, we may reduce investment size by syndicating a portion of any given transaction. We intend to fund our future distribution obligations through operating cash flow or with funds obtained through future equity and debt offerings or credit facilities, as we deem appropriate.

For the three months ended December 31, 2014, we experienced a net decrease in cash and cash equivalents of $22.5 million. During that period, we used$218.3 million of cash in operating activities, primarily for the funding of $722.3 million of investments and net revolvers, partially offset by $435.6 million of principal payments, PIK payments and sale proceeds received and $35.2 million of net investment income. During the same period, cash provided by financing activities was $195.8 million, primarily consisting of $300.1 million of net borrowings under our credit facilities, partially offset by $40.1 million of cash distributions paid and $62.1 million of repayments of secured borrowings.

For the three months ended December 31, 2013, we experienced a net decrease in cash and cash equivalents of $104.8 million. During that period, we used $475.4 million of cash in operating activities, primarily for the funding of $650.1 million of investments and net revolvers, partially offset by $169.9 million of principal payments, PIK payments and sale proceeds received and $36.2 million of net investment income. During the same period, cash provided by financing activities was $370.7 million, primarily consisting of $29.0 million of net borrowings of SBA debentures and $376.2 million of net borrowings under our credit facilities, partially offset by $30.2 million of cash distributions paid and $1.4 million of deferred financing costs paid.

As of December 31, 2014, we had $110.6 million in cash and cash equivalents (including restricted cash), portfolio investments (at fair value) of $2.7 billion, $15.2 million of interest, dividends and fees receivable, $225.0 million of SBA debentures payable, $617.5 million of borrowings outstanding under our credit facilities, $115.0 million of unsecured convertible notes payable, $410.1 million of unsecured notes payable, $22.2 million of secured borrowings and unfunded commitments of $350.8 million.

As of September 30, 2014, we had $109.0 million in cash and cash equivalents (including restricted cash), portfolio investments (at fair value) of $2.5 billion, $15.2 million of interest, dividends and fees receivable, $225.0 million of SBA debentures payable, $317.4 million of borrowings outstanding under our credit facilities, $115.0 million of unsecured convertible notes payable, $409.9 million of unsecured notes payable, $84.8 million of secured borrowings and unfunded commitments of $325.0 million.

Other Sources of Liquidity

We intend to continue to generate cash primarily from cash flows from operations, including interest earned, future borrowings and future offerings of securities. We generally maintain a universal shelf registration statement that allows for the public offering and sale of our common stock, debt securities and warrants to purchase such securities. We may from time to time issue securities pursuant to the shelf registration statement or otherwise pursuant to private offerings. The issuance of debt or equity securities will depend on future market conditions, funding needs and other factors and there can be no assurance that any such issuance will occur or be successful. In the future, we may also securitize a portion of our investments in first and second lien senior loans or unsecured debt or other assets. To securitize loans, we would likely create a wholly-owned subsidiary and contribute a pool of loans to the subsidiary. We would then sell interests in the subsidiary on a non-recourse basis to purchasers and we would retain all or a portion of the equity in the subsidiary. Our primary use of funds is investments in our targeted asset classes and cash distributions to holders of our common stock.

Although we expect to fund the growth of our investment portfolio through the net proceeds from future equity offerings and issuances of senior securities or future borrowings to the extent permitted by the 1940 Act, our plans to raise capital may not be successful. In this regard, because our common stock has at times traded at a price below our then-current net asset value per share and we are limited in our ability to sell our common stock at a price below net asset value per share, we may be limited in our ability to raise equity capital.

In addition, we intend to distribute between 90% and 100% of our taxable income to our stockholders in order to satisfy the requirements applicable to RICs under Subchapter M of the Code. See "Regulated Investment Company Status and Distributions" below. Consequently, we may not have the funds or the ability to fund new investments, to make additional investments in our portfolio companies, to fund our unfunded commitments to portfolio companies or to repay borrowings. In addition, the illiquidity of our portfolio investments may make it difficult for us to sell these investments when desired and, if we are required to sell these investments, we may realize significantly less than their recorded value.

As a business development company, under the 1940 Act, we generally are not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). This requirement limits the amount that we may borrow. As of December 31, 2014, we were in compliance with this requirement. The amount of leverage that we employ will depend on our assessment of market conditions and other factors at the time of any proposed borrowing, such as the maturity, covenant package and rate structure of the proposed borrowings, our ability to raise funds through the issuance of shares of our common stock and the risks of such borrowings within the context of our investment outlook. Ultimately, we only intend to use leverage if the expected returns from borrowing to make investments will exceed the cost of such borrowing. To fund growth in our investment portfolio in the future, we anticipate needing to raise additional capital from various sources, including the equity markets and the securitization or other debt-related markets, which may or may not be available on favorable terms, if at all.

Significant Capital Transactions

The following table reflects the distributions per share that our Board of Directors has declared, including shares issued under our DRIP, on our common stock for the two most recently completed fiscal years and the current fiscal year:

Date Declared	Record Date	Payment Date	Amount per Share	Cash Distribution	DRIP Shares Issued	DRIP Shares Value
January 14, 2013	March 15, 2013	March 29, 2013	$0.0958	$ 9.1 million	100,802	$1.1 million
January 14, 2013	April 15, 2013	April 30, 2013	0.0958	10.3 million	111,167	1.2 million
January 14, 2013	May 15, 2013	May 31, 2013	0.0958	10.3 million	127,152	1.3 million
May 6, 2013	June 14, 2013	June 28, 2013	0.0958	10.5 million	112,821	1.1 million
May 6, 2013	July 15, 2013	July 31, 2013	0.0958	10.2 million	130,944	1.3 million
May 6, 2013	August 15, 2013	August 30, 2013	0.0958	10.3 million	136,052	1.3 million
August 5, 2013	September 13, 2013	September 30, 2013	0.0958	10.3 million	135,027	1.3 million
August 5, 2013	October 15, 2013	October 31, 2013	0.0958	11.9 million	142,320	1.4 million
August 5, 2013	November 15, 2013	November 29, 2013	0.0958	12.0 million	145,063(1)	1.4 million
November 21, 2013	December 13, 2013	December 30, 2013	0.0500	6.3 million	69,291(1)	0.6 million
November 21, 2013	January 15, 2014	January 31, 2014	0.0833	10.5 million	114,033(1)	1.1 million
November 21, 2013	February 14, 2014	February 28, 2014	0.0833	10.5 million	110,486(1)	1.1 million
November 21, 2013	March 14, 2014	March 31, 2014	0.0833	11.0 million	64,748(1)	0.6 million
November 21, 2013	April 15, 2014	April 30, 2014	0.0833	10.5 million	120,604(1)	1.1 million
November 21, 2013	May 15, 2014	May 30, 2014	0.0833	11.1 million	58,003(1)	0.5 million
February 6, 2014	June 16, 2014	June 30, 2014	0.0833	11.1 million	51,692	0.5 million
February 6, 2014	July 15, 2014	July 31, 2014	0.0833	12.2 million	54,739(1)	0.5 million
February 6, 2014	August 15, 2014	August 29, 2014	0.0833	12.1 million	59,466	0.6 million
July 2, 2014	September 15, 2014	September 30, 2014	0.0917	13.4 million	73,141(1)	0.7 million
July 2, 2014	October 15, 2014	October 31, 2014	0.0917	13.3 million	82,390(1)	0.7 million
July 2, 2014	November 14, 2014	November 28, 2014	0.0917	13.4 million	80,775(1)	0.7 million
November 20, 2014	December 15, 2014	December 30, 2014	0.0917	13.4 million	79,849(1)	0.6 million
November 20, 2014	January 15, 2015	January 30, 2015	0.0917			
February 3, 2014	March 16, 2015	March 31, 2015	0.06			
February 3, 2014	April 15, 2015	April 30, 2015	0.06			
February 3, 2014	May 15, 2015	May 29, 2015	0.06			
February 3, 2014	June 15, 2015	June 30, 2015	0.06			
February 3, 2014	July 15, 2015	July 31, 2015	0.06			
February 3, 2014	August 14, 2015	August 31, 2015	0.06			

(1) Shares were purchased on the open market and distributed.

The following table reflects share transactions that occurred from October 1, 2012 through December 31, 2014:

Date	Transaction	Shares	Public Offering Price	Gross Proceeds
December 2012	Publicoffering(1)	14,725,000	$10.68	$157.3 million
April 2013	Publicoffering(1)	14,435,253	10.85	156.5 million
September 26, 2013	Publicoffering(1)	17,643,000	10.31	181.9 million
July 11, 2014	Publicoffering	13,250,000	9.95	131.8 million

(1) Includes the underwriters' partial exercise of their over-allotment option.

On August 22, 2014, we entered into an at-the-market offering ("ATM Program") with KeyBanc Capital Markets Inc. through which we may sell, from time to time at our sole discretion, up to $100,000,000 of our common stock. Since the inception of the ATM Program, we sold 841,456 shares of our common stock at an average price of $9.86 per share, and raised $8.3 million of net proceeds, under the ATM Program. Commissions to the broker-dealer on shares sold and offering costs were approximately $0.1 million. There were no issuances under the ATM Program for the three months ended December 31, 2014.

Borrowings

SBIC Subsidiaries

Through wholly-owned subsidiaries, we sought and obtained two licenses from the SBA to operate SBIC subsidiaries. Specifically, on February 3, 2010, our wholly-owned subsidiary, Fifth Street Mezzanine Partners IV, L.P. (''FSMP IV''), received a license, effective February 1, 2010, from the SBA to operate as an SBIC under Section 301(c) of the Small Business Investment Act of 1958. On May 15, 2012, our wholly-owned subsidiary, Fifth Street Mezzanine Partners V, L.P. (''FSMP V''), received a license, effective May 10, 2012, from the SBA to operate as an SBIC. SBICs are designated to stimulate the flow of private equity capital to eligible small businesses. Under SBA regulations, SBICs may make loans to eligible small businesses and invest in the equity securities of small businesses.

The SBIC licenses allow our SBIC subsidiaries to obtain leverage by issuing SBA-guaranteed debentures, subject to the issuance of a capital commitment by the SBA and other customary procedures. SBA-guaranteed debentures are non-recourse, interest only debentures with interest payable semi-annually and have a 10-year maturity. The principal amount of SBA-guaranteed debentures is not required to be paid prior to maturity but may be prepaid at any time without penalty. The interest rate of SBA-guaranteed debentures is fixed at the time of issuance at a market-driven spread over U.S. Treasury Notes with ten-year maturities.

SBA regulations currently limit the amount that an SBIC subsidiary may borrow to a maximum of $150 million when it has at least $75 million in regulatory capital. Affiliated SBICs are permitted to issue up to a combined maximum amount of $225 million when they have at least $112.5 million in regulatory capital.

As of December 31, 2014, FSMP IV had $75 million in regulatory capital and $150 million in SBA-guaranteed debentures outstanding, which had a fair value of $137.0 million, as compared to $134.0 million as of September 30, 2014. These debentures bear interest at a weighted average interest rate of 3.567% (excluding the SBA annual charge), as follows:

Rate Fix Date	Debenture Amount	Fixed Interest Rate	SBA Annual Charge
September 2010	$73,000	3.215%	0.285%
March 2011	65,300	4.084	0.285
September 2011	11,700	2.877	0.285

As of December 31, 2014, FSMP V had $37.5 million in regulatory capital and $75.0 million in SBA-guaranteed debentures outstanding, which had a fair value of $64.7 million. These debentures bear interest at a weighted average interest rate of 2.835% (excluding the SBA annual charge), as follows:

Rate Fix Date	Debenture Amount	Fixed Interest Rate	SBA Annual Charge
March 2013	$31,750	2.351%	0.804%
March 2014	43,250	3.191	0.804

As a result, the $225.0 million of SBA-guaranteed debentures held by our SBIC subsidiaries carry a weighted average interest rate of 3.323% as of December 31, 2014.

For the three months ended December 31, 2014 and December 31, 2013, we recorded interest expense of $2.4 million and $1.9 million, respectively, related to the SBA-guaranteed debentures of both SBIC subsidiaries.

We have received exemptive relief from the SEC to permit us to exclude the debt of our SBIC subsidiaries guaranteed by the SBA from the definition of senior securities in the 200% asset coverage test under the 1940 Act. This allows us increased flexibility under the 200% asset coverage test by permitting us to borrow up to $225 million more than we would otherwise be able to absent the receipt of this exemptive relief.

Wells Fargo Facility

On November 16, 2009, we and Fifth Street Funding, LLC, a consolidated wholly-owned bankruptcy remote special purpose subsidiary (''Funding''), entered into a Loan and Servicing Agreement (''Wells Agreement'') with respect to a revolving credit facility (as subsequently amended, the ''Wells Fargo facility'') with Wells Fargo Bank, National Association (''Wells Fargo''), as successor to Wachovia Bank, National Association (''Wachovia''), Wells Fargo Securities, LLC, as administrative agent, each of the additional institutional and conduit lenders party thereto from time to time, and each of the lender agents party thereto from time to time.

Effective February 21, 2014, we, together with Funding, terminated the Wells Fargo facility. In connection therewith, the Amended and Restated Loan and Servicing Agreement and other related documents governing the Wells Fargo facility were also terminated. As such, we have no borrowing capacity under the Wells Fargo facility as of December 31, 2014. Upon termination of the Wells Fargo facility, we accelerated the $0.7 million remaining unamortized fee balance into interest expense.

While in effect, the Wells Fargo facility permitted up to $150 million of borrowings (subject to collateral requirements) with an accordion feature allowing for future expansion of the facility up to a total of $250 million, and borrowings under the facility bore interest at a rate equal to LIBOR (1-month) plus 2.50% per annum, with no LIBOR floor. The maturity date of the Wells Fargo facility was April 25, 2016.

The Wells Fargo facility was secured by all of the assets of Funding, and all of our equity interest in Funding. We used the Wells Fargo facility to fund a portion of our loan origination activities and for general corporate purposes. Each loan origination under the facility was subject to the satisfaction of certain conditions. Our borrowings under the Wells Fargo facility bore interest at a weighted average interest rate of 2.749% for the three months ended December 31, 2013. For the three months ended December 31, 2013, we recorded interest expense of $0.7 million related to the Wells Fargo facility.

ING Facility

On May 27, 2010, we entered into a secured syndicated revolving credit facility (as subsequently amended, the ''ING facility'') pursuant to a Senior Secured Revolving Credit Agreement (''ING Credit Agreement'') with certain lenders party thereto from time to time and ING Capital LLC, as administrative agent. The ING facility allows us to request letters of credit from ING Capital LLC, as the issuing bank.

As of December 31, 2014, the ING facility permitted up to $705 million of borrowings with an accordion feature allowing for future expansion of the facility up to a total of $800 million, and borrowings under the facility bore interest at a rate equal to LIBOR (1-, 2-, 3- or 6-month, at our option) plus 2.25% per annum, with no LIBOR floor, assuming we maintain our current credit rating. Unless extended, the period during which we may make and reinvest borrowings under the facility will expire on August 6, 2017 and the maturity date of the facility is August 6, 2018.

The ING facility is secured by substantially all of our assets, as well as the assets of our wholly-owned subsidiary, FSFC Holdings, Inc. (''Holdings''), and our indirect wholly-owned subsidiary, Fifth Street Fund of Funds LLC (''Fund of Funds''), subject to certain exclusions for, among other things, equity interests in any of our SBIC subsidiaries and equity interests in Funding and Fifth Street Funding II, LLC (which is defined and discussed below) as further set forth in a Guarantee, Pledge and Security Agreement (''ING Security Agreement'') entered into in connection with the ING Credit Agreement, among Holdings, ING Capital LLC, as collateral agent, and us. Fifth Street Fund of Funds LLC and FSFC Holdings, Inc. were formed to hold certain of our portfolio companies for tax purposes and have no other operations. None of our SBIC subsidiaries, Funding or Fifth Street Funding II, LLC is party to the ING facility and their respective assets have not been pledged in connection therewith. The ING facility provides that we may use the proceeds and letters of credit under the facility for general corporate purposes, including acquiring and funding leveraged loans, mezzanine loans, high-yield securities, convertible securities, preferred stock, common stock and other investments.

Pursuant to the ING Security Agreement, Holdings and Fund of Funds guaranteed the obligations under the ING Security Agreement, including our obligations to the lenders and the administrative agent under the ING Credit Agreement. Additionally, we pledged our entire equity interest in Holdings and Holdings pledged its entire equity interest in Fund of Funds to the collateral agent pursuant to the terms of the ING Security Agreement.

The ING Credit Agreement and related agreements governing the ING facility required Holdings, Fund of Funds and us to, among other things (i) make representations and warranties regarding the collateral as well as each of our businesses, (ii) agree to certain indemnification obligations, and (iii) agree to comply with various affirmative and negative covenants and other customary requirements for similar credit facilities. The ING facility documents also include usual and customary default provisions such as the failure to make timely payments under the facility, the occurrence of a change in control, and the failure by us to materially perform under the ING Credit Agreement and related agreements governing the facility, which, if not complied with, could accelerate repayment under the facility, thereby materially and adversely affecting our liquidity, financial condition and results of operations. We are currently in compliance with all financial covenants under the ING facility.

Each loan or letter of credit originated under the ING facility is subject to the satisfaction of certain conditions. We cannot be assured that we will be able to borrow funds under the ING facility at any particular time or at all.

As of December 31, 2014, we had $582.0 million of borrowings outstanding under the ING facility, which had a fair value of $582.0 million. Our borrowings under the ING facility bore interest at a weighted average interest rate of 2.656%for the three months ended December 31, 2014. For the three months ended December 31, 2014 and December 31, 2013, we recorded interest expense of$2.9 million and $2.8 million, respectively, related to the ING facility.

Sumitomo Facility

On September 16, 2011, Fifth Street Funding II, LLC, a consolidated wholly-owned bankruptcy remote, special purpose subsidiary (''Funding II''), entered into a Loan and Servicing Agreement (''Sumitomo Agreement'') with respect to a seven-year credit facility (''Sumitomo facility'') with Sumitomo Mitsui Banking Corporation (''SMBC''), an affiliate of Sumitomo Mitsui Financial Group, Inc., as administrative agent, and each of the lenders from time to time party thereto, in the amount of $200 million.

As of December 31, 2014, the Sumitomo facility permitted up to $125 million of borrowings (subject to collateral requirements), and borrowings under the facility bore interest at a rate of LIBOR (1-month) plus 2.25% per annum, with no LIBOR floor. Unless extended, the period during which we may make and reinvest borrowings under the facility will expire on September 16, 2016, and the maturity date of the facility is September 16, 2020, with an option for a one-year extension.

In connection with the Sumitomo facility, we concurrently entered into a Purchase and Sale Agreement with Funding II, pursuant to which we will sell to Funding II certain loan assets we have originated or acquired, or will originate or acquire.

The Sumitomo Agreement and related agreements governing the Sumitomo facility required both Funding II and us to, among other things (i) make representations and warranties regarding the collateral as well as each of our businesses, (ii) agree to certain indemnification obligations, and (iii) comply with various covenants, servicing procedures, limitations on acquiring and disposing of assets, reporting requirements and other customary requirements for similar credit facilities, including a prepayment penalty in certain cases. The Sumitomo facility agreements also include usual and customary default provisions such as the failure to make timely payments under the facility, a change in control of Funding II, and the failure by Funding II or us to materially perform under the Sumitomo Agreement and related agreements governing the Sumitomo facility, which, if not complied with, could accelerate repayment under the facility, thereby materially and adversely affecting our liquidity, financial condition and results of operations. Funding II was formed for the sole purpose of entering into the Sumitomo facility and has no other operations.

The Sumitomo facility is secured by all of the assets of Funding II. Each loan origination under the facility is subject to the satisfaction of certain conditions. We cannot be assured that Funding II will be able to borrow funds under the Sumitomo facility at any particular time or at all. As of December 31, 2014, we had $35.5 million of borrowings outstanding under the Sumitomo facility which had a fair value of $35.5 million. Our borrowings under the Sumitomo facility bore interest at a weighted average interest rate of 2.447%for the three months ended December 31, 2014. For the three months ended December 31, 2014 and December 31, 2013, we recorded interest expense of $0.5 million and $0.5 million, respectively, related to the Sumitomo facility.

As of December 31, 2014, except for assets that were funded through our SBIC subsidiaries, substantially all of our assets were pledged as collateral under the ING facility or the Sumitomo facility. With respect to the assets funded through our SBIC subsidiaries, the SBA, as a creditor, will have a superior claim to the SBIC subsidiaries' assets over our stockholders.

The following table describes significant financial covenants with which we must comply under the ING facility on a quarterly basis. The Sumitomo facility does not require us to comply with significant financial covenants:

Financial Covenant	Description	Target Value	Reported Value(1)
Minimum shareholders' equity	Net assets shall not be less than the greater of (a) 40% of total assets and (b) $825 million plus 50% of the aggregate net proceeds of all sales of equity interests after August 6, 2013	$1,067 million	$1,478 million
Asset coverage ratio	Asset coverage ratio shall not be less than 2.10:1	2.10:1	2.76:1
Interest coverage ratio	Interest coverage ratio shall not be less than 2.50:1	2.50:1	4.15:1

(1) As contractually required, we report financial covenants based on the last filed quarterly or annual report, in this case our Form 10-K for the year ended September 30, 2014. We were also in compliance with all financial covenants under these credit facilities based on the financial information contained in our Form 10-Q for the quarter ended December 31, 2014.

We and our SBIC subsidiaries are also subject to certain regulatory requirements relating to our borrowings. For a discussion of such requirements, see "Item 1. Business — Regulation — Business Development Company Regulations" and "— Small Business Investment Company Regulations" in our Annual Report on Form 10-K for the year ended September 30, 2014.

The following table reflects material credit facility and SBA debenture transactions that have occurred since October 1, 2009. Amounts available are as of December 31, 2014.

Facility	Date	Transaction	Total Facility Amount	Upfront fee Paid	Total Facility Availability	Amount Drawn	Remaining Availability	Interest Rate
Wells Fargo facility	11/16/2009	Entered into credit facility	$ 50 million	$ 0.8 million				LIBOR + 4.00%
	5/26/2010	Expanded credit facility	$100 million	$ 0.9 million				LIBOR + 3.50%
	2/28/2011	Amended credit facility	$100 million	$ 0.4 million				LIBOR + 3.00%
	11/30/2011	Amended credit facility	$100 million	—				LIBOR + 2.75%
	4/23/2012	Amended credit facility	$150 million	$ 1.2 million				LIBOR + 2.75%
	6/20/2013	Amended credit facility	$150 million	—				LIBOR + 2.50%
	2/21/2014	Terminated credit facility	—	—	—	—	—	
ING facility	5/27/2010	Entered into credit facility	$ 90 million	$ 0.8 million				LIBOR + 3.50%
	2/22/2011	Expanded credit facility	$215 million	$ 1.6 million				LIBOR + 3.50%
	7/8/2011	Expanded credit facility	$230 million	$ 0.4 million				LIBOR + 3.00%/3.25%
	2/29/2012	Amended credit facility	$230 million	$ 1.5 million				LIBOR + 3.00%/3.25%
	11/30/2012	Amended credit facility	$385 million	$ 2.2 million				LIBOR + 2.75%
	1/7/2013	Expanded credit facility	$445 million	$ 0.3 million				LIBOR + 2.75%

Facility	Date	Transaction	Total Facility Amount	Upfront fee Paid	Total Facility Availability	Amount Drawn	Remaining Availability	Interest Rate
	8/6/2013	Amended credit facility	$480 million	$ 1.8 million				LIBOR + 2.25%
	10/22/2013	Expanded credit facility	$605 million	$ 0.7 million				LIBOR + 2.25%
	1/30/2014	Expanded credit facility	$650 million	$ 0.1 million				LIBOR + 2.25%
	5/2/2014	Expanded credit facility	$670 million	$ 0.2 million				LIBOR + 2.25%
	8/12/2014	Expanded credit facility	$680 million	$ 0.1 million				LIBOR + 2.25%
	9/26/2014	Expanded credit facility	$705 million	$ 0.2 million	$705 million	$582 million	$123 million	LIBOR(4) + 2.25%
SBA	2/16/2010	Received capital commitment	$ 75 million	$ 0.8 million				
	9/21/2010	Received capital commitment	$150 million	$ 0.8 million				
	7/23/2012	Received capital commitment	$225 million	$ 0.8 million	$225 million	$225 million	—	3.323%(2)
Sumitomo facility	9/16/2011	Entered into credit facility	$200 million	$ 2.5 million				LIBOR + 2.25%
	10/30/2013	Reduced credit facility	$125 million	—	$44 million(1)	$36 million	$ 8 million	LIBOR(3) + 2.25%

(1) Availability to increase upon our decision to further collateralize the facility.

(2) Weighted average interest rate of locked debentures (excludes the SBA annual charge).

(3) 1-month.

(4) 1-, 2-, 3- or 6-month LIBOR, at our option.

Convertible Notes

On April 12, 2011, we issued $152 million of Convertible Notes, including $2 million issued to Leonard M. Tannenbaum, our former Chief Executive Officer. The Convertible Notes were issued pursuant to an Indenture, dated April 12, 2011 (the ''Indenture''), between us and Deutsche Bank Trust Company Americas, as trustee (the ''Trustee'').

The Convertible Notes mature on April 1, 2016 (the ''Maturity Date''), unless previously converted or repurchased in accordance with their terms. The Convertible Notes bear interest at a rate of 5.375% per annum payable semi-annually in arrears on April 1 and October 1 of each year. The Convertible Notes are our unsecured obligations and rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the Convertible Notes; equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of our secured indebtedness (including existing unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries or financing vehicles.

Prior to the close of business on the business day immediately preceding January 1, 2016, holders may convert their Convertible Notes only under certain circumstances set forth in the Indenture, such as during specified periods when our shares of common stock trade at more than 110% of the then applicable conversion price or the Convertible Notes trade at less than 98% of their conversion value. On or after January 1, 2016 until the close of business on the business day immediately preceding the Maturity Date, holders may convert their Convertible Notes at any time. Upon conversion, we will deliver shares of our common stock. The conversion rate was initially, and currently is, 67.7415 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $14.76 per share of common stock). The conversion rate is subject to customary anti-dilution adjustments, including for any cash dividends or distributions paid on shares of our common stock in excess of a monthly distribution of $0.1066 per share, but will not be adjusted for any accrued and unpaid interest. In addition, if certain corporate events occur prior to the Maturity Date, the conversion rate will be increased for converting holders. Based on the current conversion rate, the maximum number of shares of common stock that would be issued upon conversion of the $115.0 million Convertible Notes outstanding at December 31, 2014 is 7,790,273. If we deliver shares of common stock upon a conversion at the time our net asset value per share exceeds the conversion price in effect at such time, our stockholders may incur dilution. In addition, our stockholders will experience dilution in their ownership percentage of our common stock upon our issuance of common stock in

connection with the conversion of our Convertible Notes and any distributions paid on our common stock will also be paid on shares issued in connection with such conversion after such issuance. The shares of common stock issued upon a conversion are not subject to registration rights.

We may not redeem the Convertible Notes prior to maturity. No sinking fund is provided for the Convertible Notes. In addition, if certain corporate events occur in respect to us, holders of the Convertible Notes may require us to repurchase for cash all or part of their Convertible Notes at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest through, but excluding, the required repurchase date.

The Indenture contains certain covenants, including covenants requiring us to provide financial information to the holders of the Convertible Notes and the Trustee if we cease to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the Indenture. We may repurchase the Convertible Notes in accordance with the 1940 Act and the rules promulgated thereunder. Any Convertible Notes repurchased by us may, at our option, be surrendered to the Trustee for cancellation, but may not be reissued or resold by us. Any Convertible Notes surrendered for cancellation will be promptly canceled and no longer outstanding under the Indenture. During the three months ended December 31, 2014 and December 31, 2013, we did not repurchase any Convertible Notes in the open market. We have repurchased $37.0 million in principal amount of the Convertible Notes in the open market since they were issued.

For the three months ended December 31, 2014 and December 31, 2013, we recorded interest expense of $1.7 million and $1.7 million, respectively, related to the Convertible Notes.

As of December 31, 2014, there were $115.0 million Convertible Notes outstanding, which had a fair value of $118.9 million.

2019 Notes

On February 26, 2014, we issued $250.0 million in aggregate principal amount of our 4.875% unsecured notes due 2019 (the ''2019 Notes'') for net proceeds of $244.4 million after deducting original issue discount of $1.4 million, underwriting commissions and discounts of $3.7 million and offering costs of $0.5 million. The original issue discount on these notes is amortized on a straight-line basis over the term of the notes.

The 2019 Notes were issued pursuant to an indenture, dated April 30, 2012, as supplemented by the first supplemental indenture, dated February 26, 2014 (collectively, the ''2019 Notes Indenture''), between us and the Trustee. The 2019 Notes are our general unsecured obligations that rank senior in right of payment to all of our existing and future indebtedness that is expressly subordinated in right of payment to the 2019 Notes. The 2019 Notes rank equally in right of payment with all of our existing and future liabilities that are not so subordinated. The 2019 Notes effectively rank junior to any of our secured indebtedness (including unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness. The 2019 Notes rank structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.

Interest on the 2019 Notes is paid semi-annually on March 1 and September 1, at a rate of 4.875% per annum. The 2019 Notes mature on March 1, 2019 and may be redeemed in whole or in part at any time or from time to time at our option prior to maturity.

The 2019 Notes Indenture contains certain covenants, including covenants requiring our compliance with (regardless of whether we are subject to) the restrictions on dividends, distributions and purchase of capital stock set forth in Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act, as well as covenants requiring us to provide financial information to the holders of the 2019 Notes and the Trustee if we cease to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the 2019 Notes Indenture. We may repurchase the 2019 Notes in accordance with the 1940 Act and the rules promulgated thereunder. In addition, holders of the 2019 Notes can require us to repurchase the 2019 Notes at 100% of their principal amount upon the occurrence of certain change of control events as described in the 2019 Notes Indenture. The 2019 Notes are issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. During the three months ended December 31, 2014, we did not repurchase any of the 2019 Notes in the open market.

For the three months ended December 31, 2014, we recorded interest expense of $3.5 million related to the 2019 Notes.

As of December 31, 2014, there were $250.0 million of 2019 Notes outstanding, which had a fair value of $258.2 million.

2024 Notes

On October 18, 2012, we issued $75.0 million in aggregate principal amount of our 5.875% 2024 Notes (the ''2024 Notes'') for net proceeds of $72.5 million after deducting underwriting commissions of $2.2 million and offering costs of $0.3 million.

The 2024 Notes were issued pursuant to an indenture, dated April 30, 2012, as supplemented by the first supplemental indenture, dated October 18, 2012 (collectively, the ''2024 Notes Indenture''), between us and the Trustee. The 2024 Notes are our unsecured obligations and rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the 2024 Notes; equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of our secured indebtedness (including existing unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries or financing vehicles.

Interest on the 2024 Notes is paid quarterly in arrears on January 30, April 30, July 30 and October 30, at a rate of 5.875% per annum. The 2024 Notes mature on October 30, 2024 and may be redeemed in whole or in part at any time or from time to time at our option on or after October 30, 2017. The 2024 Notes are listed on the New York Stock Exchange under the trading symbol ''FSCE'' with a par value of $25.00 per share.

The 2024 Notes Indenture contains certain covenants, including covenants requiring our compliance with (regardless of whether we are subject to) the asset coverage requirements set forth in Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act and with the restrictions on dividends, distributions and purchase of capital stock set forth in Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act, as well as covenants requiring us to provide financial information to the holders of the 2024 Notes and the Trustee if we cease to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the 2024 Notes Indenture. We may repurchase the 2024 Notes in accordance with the 1940 Act and the rules promulgated thereunder. Any 2024 Notes repurchased by us may, at our option, be surrendered to the Trustee for cancellation, but may not be reissued or resold by us. Any 2024 Notes surrendered for cancellation will be promptly canceled and no longer outstanding under the 2024 Notes Indenture. During the three months ended December 31, 2014 and December 31, 2013, we did not repurchase any of the 2024 Notes in the open market.

For the three months ended December 31, 2014 and December 31, 2013, we recorded interest expense of $1.2 million and $1.2 million, respectively, related to the 2024 Notes.

As of December 31, 2014, there were $75.0 million 2024 Notes outstanding, which had a fair value of $74.5 million.

2028 Notes

In April and May 2013, we issued $86.3 million in aggregate principal amount of our 6.125% unsecured notes due 2028 (the ''2028 Notes'') for net proceeds of $83.4 million after deducting underwriting commissions of $2.6 million and offering costs of $0.3 million. The proceeds included the underwriters' full exercise of their overallotment option.

The 2028 Notes were issued pursuant to an indenture, dated April 30, 2012, as supplemented by the second supplemental indenture, dated April 4, 2013 (collectively, the ''2028 Notes Indenture''), between us and the Trustee. The 2028 Notes are our unsecured obligations and rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the 2028 Notes; equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of our secured indebtedness (including existing unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness; and structurally junior to

all existing and future indebtedness (including trade payables) incurred by our subsidiaries or financing vehicles. Interest on the 2028 Notes is paid quarterly in arrears on January 30, April 30, July 30 and October 30, at a rate of 6.125% per annum. The 2028 Notes mature on April 30, 2028 and may be redeemed in whole or in part at any time or from time to time at our option on or after April 30, 2018. The 2028 Notes are listed on the NASDAQ Global Select Market under the trading symbol ''FSCFL'' with a par value of $25.00 per share.

The 2028 Notes Indenture contains certain covenants, including covenants requiring our compliance with (regardless of whether we are subject to) the asset coverage requirements set forth in Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act, as well as covenants requiring us to provide financial information to the holders of the 2028 Notes and the Trustee if we cease to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the 2028 Notes Indenture. We may repurchase the 2028 Notes in accordance with the 1940 Act and the rules promulgated thereunder. Any 2028 Notes repurchased by us may, at our option, be surrendered to the Trustee for cancellation, but may not be reissued or resold by us. Any 2028 Notes surrendered for cancellation will be promptly canceled and no longer outstanding under the 2028 Notes Indenture. During the three months ended December 31, 2014 and December 31, 2013, we did not repurchase any of the 2028 Notes in the open market.

For the three months ended December 31, 2014 and December 31, 2013, we recorded interest expense of $1.4 million and $1.3 million, respectively, related to the 2028 Notes.

As of December 31, 2014, there were $86.3 million 2028 Notes outstanding, which had a fair value of $86.0 million.

Secured Borrowings

We follow the guidance in ASC 860 when accounting for loan participations and other partial loan sales. Such guidance requires a participation or other partial loan sale to meet the definition of a ''participating interest,'' as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales which do not meet the definition of a participating interest remain on our Consolidated Statement of Assets and Liabilities and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value.

As of December 31, 2014, secured borrowings at fair value totaled $22.2 million and the fair value of the loan that is associated with these secured borrowings was $44.2 million. These secured borrowings were the result of the completion of partial loan sales of a senior secured debt investment totaling $22.8 million during the year ended September 30, 2014 that did not meet the definition of a participating interest. As a result, sale treatment was not allowed and these partial loan sales were treated as secured borrowings. During the three months ended December 31, 2014, there were $62.1 million of repayments on secured borrowings.

As of September 30, 2014, secured borrowings at fair value totaled $84.8 million and the fair value of the investments that are associated with these secured borrowings was $154.0 million. These secured borrowings were the result of the our completion of partial loan sales of two senior secured debt investments totaling $87.8 million during the year ended September 30, 2014 that did not meet the definition of a participating interest. As a result, sale treatment was not allowed and these partial loan sales were treated as secured borrowings. During the year ended September 30, 2014, there were $3.0 million of repayments on secured borrowings.

As of December 31, 2014, there were $22.5 million of secured borrowings outstanding, which had a fair value of $22.2 million. As of September 30, 2014, there were $84.8 million of secured borrowings outstanding, which had a fair value of $84.8 million.

For the three months ended December 31, 2014, we recorded interest expense of $0.5 million related to the secured borrowings.

Total interest expense for the three months ended December 31, 2014 and December 31, 2013 was $14.0 million and $10.2 million, respectively.

Off-Balance Sheet Arrangements

We may be a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of our portfolio companies. As of December 31, 2014, our only off-balance sheet arrangements consisted of $350.8 million of unfunded commitments, which was comprised of $222.2 million to provide debt financing to certain of our portfolio companies, $106.4 million to provide debt and equity financing to SLF JV I and $22.2 million related to unfunded limited partnership interests. As of September 30, 2014, our only off-balance sheet arrangements consisted of $325.0 million, which was comprised of $185.4 million to provide debt financing to certain of our portfolio companies, $115.0 million to provide debt and equity financing to SLF JV I and $24.6 million related to unfunded limited partnership interests. Such commitments are subject to our portfolio companies' satisfaction of certain financial and nonfinancial covenants and involve, to varying degrees, elements of credit risk in excess of the amount recognized in our Consolidated Statements of Assets and Liabilities and are not reflected on our Consolidated Statements of Assets and Liabilities.

A summary of the composition of unfunded commitments (consisting of revolvers, term loans, SLF JV I subordinated notes and LLC interests, and limited partnership interests) as of December 31, 2014 and September 30, 2014 is shown in the table below:

	December 31, 2014	September 30, 2014
Senior Loan Fund JV 1, LLC	$106,419	$115,018
Yeti Acquisition, LLC	30,000	15,000
Lift Brands Holdings, Inc.	18,000	20,000
BMC Software Finance, Inc.	15,000	15,000
P2 Upstream Acquisition Co.	10,000	10,000
TigerText, Inc.	10,000	—
RP Crown Parent, LLC	9,868	10,000
Deltek, Inc.	9,713	3,213
Ameritox, Ltd.	8,533	—
Trialcard Incorporated	7,800	—
BeyondTrust Software, Inc.	6,495	9,375
Refac Optical Group	6,400	6,400
Thing5, LLC	6,000	6,000
TIBCO Software, Inc.	5,800	—
Integrated Petroleum Technologies, Inc.	5,397	5,397
Integral Development Corporation	5,000	5,000
OnCourse Learning Corporation	5,000	3,000
EOS Fitness Opco Holdings, LLC	5,000	—
InMotion Entertainment Group, LLC	4,951	7,916
Penn Foster, Inc.	4,932	—
Metamorph US 3, LLC	4,900	—
Adventure Interactive, Corp.	4,846	4,846
Pingora MSR Opportunity Fund I, LP (limited partnership interest)	4,222	5,944
World 50, Inc.	4,000	4,000
First Choice ER, LLC[(1)]	3,681	9,181
First American Payment Systems, LP	3,642	5,000
All Web Leads, Inc.	3,500	3,500
Discovery Practice Management, Inc.	3,468	2,682
OmniSYS Acquisition Corporation	2,500	2,500
Teaching Strategies, LLC	2,400	5,000
Idera, Inc.	2,400	—
TransTrade Operators, Inc.	2,194	2,255

	December 31, 2014	September 30, 2014
Chicago Growth Partners L.P. (limited partnership interest)	2,000	2,000
Webster Capital III, L.P. (limited partnership interest)	2,000	2,000
ExamSoft Worldwide, Inc.	2,000	—
Miche Group, LLC	2,000	—
Eagle Hospital Physicians, Inc.	1,820	1,820
Tailwind (limited partnership interest)	1,699	1,726
Beecken Petty O'Keefe Fund IV, L.P. (limited partnership interest)	1,433	1,433
SPC Partners V, L.P. (limited partnership interest)	1,428	1,415
Riverside Fund V, LP (limited partnership interest)	1,381	1,422
Ansira Partners, Inc.	1,190	1,190
Sterling Capital Partners IV, L.P. (limited partnership interest)	1,126	1,126
Phoenix Brands Merger Sub LLC	1,071	1,286
Psilos Group Partners IV, LP (limited partnership interest)	1,000	1,000
L Squared Capital Partners (limited partnership interest)	1,000	1,000
Moelis Capital Partners Opportunity Fund I-B, L.P. (limited partnership interest)	992	1,285
RCP Direct II, LP (limited partnership interest)	900	990
Total Military Management, Inc.	857	857
HealthDrive Corporation	734	734
Milestone Partners IV, LP (limited partnership interest)	666	869
Garretson Firm Resolution Group, Inc.	641	859
Bunker Hill Capital II (QP), LP (limited partnership interest)	620	632
ACON Equity Partners III, LP (limited partnership interest)	502	502
Enhanced Recovery Company, LLC	500	1,500
Riverlake Equity Partners II, LP (limited partnership interest)	358	358
Riverside Fund IV, LP (limited partnership interest)	357	357
RCP Direct, LP (limited partnership interest)	344	344
Baird Capital Partners V, LP (limited partnership interest)	153	174
Drugtest, Inc.	—	10,900
Charter Brokerage, LLC	—	4,000
CPASS Acquisition Company	—	2,500
Olson + Co., Inc.	—	1,673
CCCG, LLC	—	1,520
2Checkout.com, Inc.	—	850
American Cadastre, LLC	—	405
Total	**$350,833**	**$324,954**

(1) In addition to our revolving commitment, we have extended a $105.2 million delayed draw term loan facility to First Choice ER, LLC. Specific amounts are made available to the borrower as certain financial requirements are satisfied. As of December 31, 2014, the total amount available to the borrower under this delayed draw facility was $26.4 million, and the facility was drawn at $25.0 million as of such date.

Contractual Obligations

The following table reflects information pertaining to our debt outstanding under the SBA debentures, the ING facility, the Sumitomo facility, our Convertible Notes, our 2019 Notes, our 2024 Notes, our 2028 Notes and our secured borrowings:

	Debt Outstanding as of September 30, 2014	Debt Outstanding as of December 31, 2014	Weighted average debt outstanding for the three months ended December 31, 2014	Maximum debt outstanding for the three months December 31, 2014
SBA debentures	$ 225,000	$ 225,000	$ 225,000	$ 225,000
ING facility	267,395	581,995	301,843	601,995
Sumitomo facility	50,000	35,500	49,685	50,000
Convertible Notes	115,000	115,000	115,000	115,000
2019 Notes	250,000	250,000	250,000	250,000
2024 Notes	75,000	75,000	75,000	75,000
2028 Notes	86,250	86,250	86,250	86,250
Secured borrowings	84,750	22,525	80,358	84,750
Total debt	**$1,153,395**	**$1,391,270**	**$1,183,136**	**$1,419,181**

The following table reflects our contractual obligations arising from the SBA debentures, the ING facility, the Sumitomo facility, our Convertible Notes, our secured borrowings, our 2019 Notes, our 2024 Notes and our 2028 Notes:

	Payments due by period as of December 31, 2014				
	Total	**< 1 year**	**1 – 3 years**	**3 – 5 years**	**> 5 years**
SBA debentures	$ 225,000	$ —	$ —	$ —	$225,000
Interest due on SBA debentures	64,439	8,862	17,749	17,725	20,103
ING facility	581,995	—	—	581,995	—
Interest due on ING facility	50,992	14,186	28,372	8,434	—
Sumitomo facility	35,500	—	—	—	35,500
Interest due on Sumitomo facility	4,891	856	1,712	1,712	611
Convertible Notes	115,000	—	115,000	—	—
Interest due on Convertible Notes	7,739	6,181	1,558	—	—
Secured borrowings	22,525	—	—	22,525	—
Interest due on secured borrowings	3,450	1,070	2,140	240	—
2019 Notes	250,000	—	—	250,000	—
Interest due on 2019 Notes	50,787	12,188	24,375	14,224	—
2024 Notes	75,000	—	—	—	75,000
Interest due on 2024 Notes	43,350	4,406	8,813	8,813	21,318
2028 Notes	86,250	—	—	—	86,250
Interest due on 2028 Notes	70,471	5,283	10,566	10,566	44,056
Total	**$1,687,389**	**$53,032**	**$210,285**	**$916,234**	**$507,838**

Regulated Investment Company Status and Distributions

We elected, effective as of January 2, 2008, to be treated as a RIC under Subchapter M of the Code. As long as we continue to qualify as a RIC, we will not be taxed on our investment company taxable income or realized net capital gains, to the extent that such taxable income or gains are distributed, or deemed to be distributed, to stockholders on a timely basis.

Taxable income generally differs from net income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized appreciation or depreciation until realized. Distributions declared and paid by us in a year may differ from taxable income for that year as such distributions may include the distribution of current year taxable income

or the distribution of prior year taxable income carried forward into and distributed in the current year. Distributions also may include returns of capital.

To maintain RIC tax treatment, we must, among other things, distribute, with respect to each taxable year, at least 90% of our investment company net taxable income (i.e., our net ordinary income and our realized net short-term capital gains in excess of realized net long-term capital losses, if any). As a RIC, we are also subject to a federal excise tax, based on distribution requirements of our taxable income on a calendar year basis (e.g., calendar year 2013). We anticipate timely distribution of our taxable income in accordance with tax rules. We did not incur a U.S. federal excise tax for calendar years 2011, 2012 and 2013 and do not expect to incur a U.S. federal excise tax for the calendar year 2014. We may incur a federal excise tax in future years.

We intend to distribute to our stockholders between 90% and 100% of our annual taxable income (which includes our taxable interest and fee income). However, we are partially dependent on our SBIC subsidiaries for cash distributions to enable us to meet the RIC distribution requirements. Our SBIC subsidiaries may be limited by the Small Business Investment Act of 1958, and SBA regulations governing SBICs, from making certain distributions to us that may be necessary to enable us to maintain our status as a RIC. We may have to request a waiver of the SBA's restrictions for our SBIC subsidiaries to make certain distributions to maintain our RIC status. We cannot assure you that the SBA will grant such waiver. Also, the covenants under the Sumitomo facility could, under certain circumstances, restrict Funding and Funding II from making distributions to us and, as a result, hinder our ability to satisfy the distribution requirement. Similarly, the covenants contained in the ING facility may prohibit us from making distributions to our stockholders, and, as a result, could hinder our ability to satisfy the distribution requirement. In addition, we may retain for investment some or all of our net taxable capital gains (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) and treat such amounts as deemed distributions to our stockholders. If we do this, our stockholders will be treated as if they received actual distributions of the capital gains we retained and then reinvested the net after-tax proceeds in our common stock. Our stockholders also may be eligible to claim tax credits (or, in certain circumstances, tax refunds) equal to their allocable share of the tax we paid on the capital gains deemed distributed to them. To the extent our taxable earnings for a fiscal taxable year fall below the total amount of our dividend distributions for that fiscal year, a portion of those distributions may be deemed a return of capital to our stockholders.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, we may be limited in our ability to make distributions due to the asset coverage test for borrowings applicable to us as a business development company under the 1940 Act and due to provisions in our credit facilities and debt instruments. If we do not distribute a certain percentage of our taxable income annually, we will suffer adverse tax consequences, including possible loss of our status as a RIC. We cannot assure stockholders that they will receive any distributions or distributions at a particular level.

In accordance with certain applicable Treasury regulations and private letter rulings issued by the Internal Revenue Service, a RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder may elect to receive his or her entire distribution in either cash or stock of the RIC, subject to a limitation that the aggregate amount of cash to be distributed to all stockholders must be at least 20% of the aggregate declared distribution. If too many stockholders elect to receive cash, each stockholder electing to receive cash must receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any stockholder, electing to receive cash, receive less than 20% of his or her entire distribution in cash. If these and certain other requirements are met, for U.S federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock. We have no current intention of paying dividends in shares of our stock in accordance with these Treasury regulations or private letter rulings.

Related Party Transactions

We have entered into an investment advisory agreement with our investment adviser, Fifth Street Management. Messrs. Berman, Dimitrov and Owens, each an interested member of our Board of Directors, have a direct or indirect pecuniary interest in Fifth Street Management. Fifth Street Management is a

registered investment adviser under the Investment Advisers Act of 1940, that is partially and indirectly owned by Fifth Street Asset Management Inc. Pursuant to the investment advisory agreement, fees payable to our investment adviser equal to (a) a base management fee of 2.0% of the value of our gross assets, which includes any borrowings for investment purposes and excludes cash and cash equivalents, and (b) an incentive fee based on our performance. The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears and equals 20% of our "Pre-Incentive Fee Net Investment Income" for the immediately preceding quarter, subject to a preferred return, or "hurdle," and a "catch up" feature. The second part is determined and payable in arrears as of the end of each fiscal year (or upon termination of the investment advisory agreement) and equals 20% of our "Incentive Fee Capital Gains," which equals our realized capital gains on a cumulative basis from inception through the end of the year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fee. The investment advisory agreement may be terminated by either party without penalty upon no fewer than 60 days' written notice to the other. During the three months ended December 31, 2014 and December 31, 2013, we incurred fees of $22.8 million and $21.1 million, respectively, under the investment advisory agreement. During the three months ended December 31, 2014, the Investment Adviser voluntarily waived a portion of the base management fee which resulted in waivers of $0.1 million.

Pursuant to the administration agreement with FSC CT, which is a wholly-owned subsidiary of our investment adviser, FSC CT will furnish us with the facilities, including our principal executive offices and administrative services necessary to conduct our day-to-day operations, including equipment, clerical, bookkeeping and recordkeeping services at such facilities. In addition, FSC CT will assist us in connection with the determination and publishing of our net asset value, the preparation and filing of tax returns and the printing and dissemination of reports to our stockholders. We pay FSC CT its allocable portion of overhead and other expenses incurred by FSC CT in performing its obligations under the administration agreement, including a portion of the rent at market rates and the compensation of our chief financial officer and chief compliance officer and their respective staffs. The administration agreement may be terminated by either party without penalty upon no fewer than 60 days' written notice to the other. During the three months ended December 31, 2014 and December 31, 2013, we incurred expenses of$2.5 million and $1.7 million, respectively, under the administration agreement.

We have also entered into a license agreement with Fifth Street Capital LLC pursuant to which Fifth Street Capital LLC has agreed to grant us a non-exclusive, royalty-free license to use the name "Fifth Street." Under this agreement, we will have a right to use the "Fifth Street" name, for so long as Fifth Street Management LLC or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the "Fifth Street" name. Fifth Street Capital LLC is controlled by Mr. Tannenbaum, our investment adviser's chief executive officer.

Recent Developments

During January 2015, one of our portfolio investments disclosed its substantial financial deterioration that occurred prior to the date of these Consolidated Financial Statements. As a result, we reflected such information in our valuation of this portfolio investment as of December 31, 2014. As more information becomes available, we may experience a further mark-down of the fair value of this investment in the future. The investment may be placed on non-accrual status after the fiscal quarter ended December 31, 2014, as all accrued interest through that date has been paid to us. The investment represents 0.25% of the total portfolio at fair value as of December 31, 2014.

Effective January 21, 2015, our Board of Directors promoted Todd G. Owens to Chief Executive Officer from his former role as President, and also promoted Ivelin M. Dimitrov to President. Leonard M. Tannenbaum, our former Chief Executive Officer, stepped down effective January 20, 2015. Mr. Tannenbaum will continue in his role as Chief Executive Officer of our investment adviser.

On February 3, 2015, our Board of Directors declared the following dividends:

- $0.06 per share, payable on March 31, 2015 to stockholders of record on March 16, 2015;
- $0.06 per share, payable on April 30, 2015 to stockholders of record on April 15, 2015;

- $0.06 per share, payable on May 29, 2015 to stockholders of record on May 15, 2015;
- $0.06 per share, payable on June 30, 2015 to stockholders of record on June 15, 2015;
- $0.06 per share, payable on July 31, 2015 to stockholders of record on July 15, 2015; and
- $0.06 per share, payable on August 31, 2015 to stockholders of record on August 14, 2015.

Recently Issued Accounting Standards

See Note 2 to the Consolidated Financial Statements for a description of recent accounting pronouncements, including the expected dates of adoption and the anticipated impact on our Consolidated Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to financial market risks, including changes in interest rates. Changes in interest rates may affect both our cost of funding and our interest income from portfolio investments, cash and cash equivalents and idle funds investments. Our risk management systems and procedures are designed to identify and analyze our risk, to set appropriate policies and limits and to continually monitor these risks and limits by means of reliable administrative and information systems and other policies and programs. Our investment income will be affected by changes in various interest rates, including LIBOR and prime rates, to the extent our debt investments include floating interest rates. In addition, our investments are carried at fair value as determined in good faith by our Board of Directors in accordance with the 1940 Act (See ''Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Investment Valuation''). Our valuation methodology utilizes discount rates in part in valuing our investments, and changes in those discount rates may have an impact on the valuation of our investments.

As of December 31, 2014, 75.3% of our debt investment portfolio (at fair value) and 74.9% of our debt investment portfolio (at cost) bore interest at floating rates. The composition of our floating rate debt investments by cash interest rate floor (excluding PIK) as of December 31, 2014 and September 30, 2014 was as follows:

	December 31, 2014		September 30, 2014	
	Fair Value	% of Floating Rate Portfolio	Fair Value	% of Floating Rate Portfolio
Under 1%	$ 203,601	10.55%	$ 181,450	11.05%
1% to under 2%	1,684,290	87.23	1,397,913	85.16
2% to under 3%	27,914	1.45	39,970	2.44
3% and over	14,957	0.77	22,143	1.35
Total	**$1,930,762**	**100.00%**	**$1,641,476**	**100.00%**

Based on our Consolidated Statement of Assets and Liabilities as of December 31, 2014, the following table shows the approximate annualized increase (decrease) in components of net assets resulting from operations of hypothetical base rate changes in interest rates, assuming no changes in our investment and capital structure:

Basis point increase	Interest income	Interest expense	Net increase (decrease)
500	$77,600	$(31,400)	$46,200
400	58,300	(25,100)	33,200
300	39,000	(18,800)	20,200
200	19,800	(12,500)	7,300
100	2,400	(6,200)	(3,800)

We regularly measure exposure to interest rate risk. We assess interest rate risk and manage our interest rate exposure on an ongoing basis by comparing our interest rate sensitive assets to our interest rate sensitive liabilities. Based on this review, we determine whether or not any hedging transactions are necessary to mitigate exposure to changes in interest rates. The following table shows a comparison of the interest rate

base for our interest-bearing cash and outstanding investments, at principal, and our outstanding borrowings as of December 31, 2014 and September 30, 2014:

	December 31, 2014		September 30, 2014	
	Interest Bearing Cash and Investments	Borrowings	Interest Bearing Cash and Investments	Borrowings
Money market rate	$ 110,553	$ —	$ 109,046	$ —
Prime rate	4,044	135,600	1,040	80,000
LIBOR				
30 day	62,809	481,895	62,509	237,395
90 day	1,909,300	34,775	1,546,536	84,750
Fixed rate	664,178	751,250	709,963	751,250
Total	**$2,750,884**	**$1,403,520**	**$2,429,094**	**$1,153,395**

SENIOR SECURITIES
(dollar amounts in thousands, except per share data)

Information about our senior securities (including debt securities and other indebtedness) is shown in the following table as of December 31, 2014 and the fiscal years ended September 30 for the years indicated below. We had no senior securities outstanding as of September 30 of any prior fiscal years prior to those indicated below. The report of our independent registered public accounting firm, PricewaterhouseCoopers LLP, on the information provided as of the fiscal years presented is included as an exhibit to the registration statement of which this prospectus is a part.

Class and Year[1]	Total Amount Outstanding Exclusive of Treasury Securities[2]	Asset Coverage Per Unit[3]	Involuntary Liquidating Preference Per Unit[4]	Average Market Value Per Unit[5]
ING Facility				
Fiscal 2011	$133,500	$3,328	—	N/A
Fiscal 2012	141,000	3,857	—	N/A
Fiscal 2013	168,000	3,949	—	N/A
Fiscal 2014	267,395	2,593	—	N/A
Fiscal 2015 (as of December 31, 2014, unaudited)	581,995	2,205	—	N/A
Wells Fargo Facility				
Fiscal 2011	$ 39,524	$3,328	—	N/A
Fiscal 2012	60,251	3,857	—	N/A
Fiscal 2013	20,000	3,949	—	N/A
Fiscal 2014	—	—	—	N/A
Fiscal 2015 (as of December 31, 2014, unaudited)	—	—	—	N/A
Sumitomo Facility				
Fiscal 2011	$ 5,000	$3,328	—	N/A
Fiscal 2012	—	—	—	N/A
Fiscal 2013	—	—	—	N/A
Fiscal 2014	50,000	2,593	—	N/A
Fiscal 2015 (as of December 31, 2014, unaudited)	35,500	2,205	—	N/A
Convertible Notes				
Fiscal 2011	$135,000	$3,328	—	N/A
Fiscal 2012	115,000	3,857	—	N/A
Fiscal 2013	115,000	3,949	—	N/A
Fiscal 2014	115,000	2,593	—	N/A
Fiscal 2015 (as of December 31, 2014, unaudited)	115,000	2,205	—	N/A
Secured Borrowings				
Fiscal 2014[6]	84,750	2,593	—	N/A
Fiscal 2015 (as of December 31, 2014, unaudited)[6]	22,525	2,205	—	N/A
2019 Notes				
Fiscal 2014	250,000	2,593	—	N/A
Fiscal 2015 (as of December 31, 2014, unaudited)	250,000	2,205	—	N/A
2024 Notes				
Fiscal 2013	$ 75,000	$3,949	—	$979.45
Fiscal 2014	75,000	2,593	—	966.96
Fiscal 2015 (as of December 31, 2014, unaudited)	75,000	2,205	—	975.58

Class and Year[1]	Total Amount Outstanding Exclusive of Treasury Securities[2]	Asset Coverage Per Unit[3]	Involuntary Liquidating Preference Per Unit[4]	Average Market Value Per Unit[5]
2028 Notes				
Fiscal 2013	$ 86,250	$3,949	—	$ 957.21
Fiscal 2014	86,250	2,593	—	943.73
Fiscal 2015 (as of December 31, 2014, unaudited)	86,250	2,205	—	972.65
Total Senior Securities				
Fiscal 2011	$ 313,024	$3,328	—	N/A
Fiscal 2012	316,251	3,857	—	N/A
Fiscal 2013	464,250	3,949	—	$1,936.66
Fiscal 2014	928,395	2,593	—	1,910.69
Fiscal 2015 (as of December 31, 2014, unaudited)	1,166,270	2,205	—	1,948.23

(1) We have excluded our SBA-guaranteed debentures from this table because the SEC has granted us exemptive relief that permits us to exclude such debentures from the definition of senior securities in the 200% asset coverage ratio we are required to maintain under the 1940 Act. See ''Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources.''

(2) Total amount of each class of senior securities outstanding at the end of the period, presented in thousands.

(3) The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the ''Asset Coverage Per Unit.''

(4) The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it. The ''—'' indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(5) Calculated on a daily average basis.

(6) Represents secured borrowing proceeds of $84,750 and 22,525 at September 30, 2014 and December 31, 2014, respectively. The Company follows the guidance in Accounting Standards Codification Topic 860 *Transfers and Servicing* when accounting for loan participations and other partial loan sales. See Notes 2 and 15 of the accompanying Notes to Consolidated Financial Statements.

BUSINESS

General

We are a specialty finance company that lends to and invests in small and mid-sized companies, primarily in connection with investments by private equity sponsors. We define small and mid-sized companies as those with annual revenues between $25 million and $250 million. Our investment objective is to maximize our portfolio's total return by generating current income from our debt investments and capital appreciation from our equity investments. We are externally managed and advised by Fifth Street Management.

From inception through December 31, 2014, we originated approximately $5.0 billion of funded debt and equity investments. Our portfolio totaled $2.7 billion at fair value at December 31, 2014 and was comprised of 137 investments, 117 of which were in operating companies, one of which was in a senior loan fund vehicle and 19 of which were in private equity funds. The 19 investments in private equity funds represented less than 0.5% of the fair value of our assets at December 31, 2014. The 112 debt investments in our portfolio as of December 31, 2014 had a weighted average debt to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) multiple of 4.77x calculated at the time of origination of the investment. The weighted average annual yield of our debt investments as of December 31, 2014 was approximately 10.4%, of which 9.7% represented cash payments and 0.7% represented payment-in-kind, or PIK, interest and other non-cash items. As of December 31, 2014, there was one investment on which we had stopped accruing interest.

Our investments generally range in size from $10 million to $100 million and are principally in the form of first lien, second lien (collectively, ''senior secured'') and subordinated debt investments, which may also include an equity component. Although our focus could change, we are currently focusing our origination efforts on a prudent mix of first lien, second lien and subordinated loans which we believe will provide superior risk-adjusted returns while maintaining adequate credit protection. As of December 31, 2014, 82.2% of our portfolio at fair value consisted of debt investments that were secured by first or second priority liens on the assets of our portfolio companies. Moreover, we held equity investments consisting of common stock, preferred stock or other equity interests in 71 of our 137 portfolio companies as of December 31, 2014.

We generally invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as ''high yield'' or ''junk,'' have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. As of December 31, 2014, 54.4% of our debt portfolio at fair value consisted of debt securities for which issuers were not required to make principal payments until the maturity of such debt securities, which could result in a substantial loss to us if such issuers are unable to refinance or repay their debt at maturity. In addition, a substantial portion of our debt investments have variable interest rates that reset periodically based on benchmarks such as the London-Interbank Offered Rate, or LIBOR and prime rate. As a result, significant increases in such benchmarks in the future would make it more difficult for these borrowers to service their obligations under the debt investments that we hold. Further, certain of our investments bear PIK interest. PIK interest represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term and recorded as interest income on an accrual basis to the extent such amounts are expected to be collected. Instruments bearing PIK interest typically carry higher interest rates as a result of their payment deferral and increased credit risk. When we recognize income in connection with PIK interest, there is a risk that such income may become uncollectible if the borrower defaults. For additional information regarding PIK interest and related risks, see ''Risk Factors — Risks Relating to Our Business and Structure — We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.''

We are a closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, or the ''1940 Act.'' As a business development company, we are required to comply with regulatory requirements, including limitations on our use of debt. We are permitted to, and expect to continue to, finance our investments through borrowings. However, as a business development company, we are only generally allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. The amount of leverage that we employ will depend on our assessment of market conditions and other factors at the time of

any proposed borrowing, such as the maturity, covenant package and rate structure of the proposed borrowings, our ability to raise funds through the issuance of shares of our common stock and the risks of such borrowings within the context of our investment outlook. Ultimately, we only intend to use leverage if the expected returns from borrowing to make investments will exceed the cost of such borrowing. As of December 31, 2014, we had a debt to equity ratio (excluding debentures issued by our small business investment company, or SBIC, subsidiaries) of 0.83x (i.e., one dollar of equity for each $0.83 of non-SBIC debt outstanding). See "Business Development Company Regulations."

We have also elected to be treated and qualified, and intend to continue to qualify, for federal income tax purposes as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code, or the Code. See "Taxation as a Regulated Investment Company." As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or net realized capital gains that we distribute to our stockholders if we meet certain source-of-income, income distribution and asset diversification requirements.

As a business development company, we were substantially limited in our ability to co-invest in privately negotiated transactions with affiliated funds until we obtained an exemptive order from the Securities and Exchange Commission, or SEC, on September 9, 2014. The exemptive relief permits us to participate in negotiated co-investment transactions, subject to the conditions of the relief granted by the SEC, with certain affiliates, each of whose investment adviser is Fifth Street Management, or an investment adviser controlling, controlled by or under common control with Fifth Street Management, in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, and pursuant to the conditions to the exemptive relief.

In addition, we maintain wholly-owned subsidiaries that are licensed as SBICs and regulated by the Small Business Administration, or the SBA. See "Regulation — Small Business Investment Company Regulations." The SBIC licenses allow us, through our wholly-owned subsidiaries, to issue SBA-guaranteed debentures. We have also received exemptive relief from the SEC to permit us to exclude the debt of our SBIC subsidiaries guaranteed by the SBA from the definition of senior securities in the 200% asset coverage ratio we are required to maintain under the 1940 Act. Pursuant to the 200% asset coverage ratio limitation, we are permitted to borrow one dollar for every dollar we have in assets less all liabilities and indebtedness not represented by debt securities issued by us or loans obtained by us. For example, as of December 31, 2014, we had approximately $2.6 billion in assets less all liabilities and indebtedness not represented by debt securities issued by us or loans obtained by us, which would permit us to borrow up to approximately $2.6 billion, notwithstanding other limitations on our borrowings pursuant to our credit facilities.

As a result of our receipt of exemptive relief from the SEC for our SBA debt, we have increased capacity to fund up to $225 million (the maximum amount of SBA-guaranteed debentures our SBICs may currently have outstanding once certain conditions have been met) of investments with SBA-guaranteed debentures in addition to being able to fund investments with borrowings up to the maximum amount of debt that the 200% asset coverage ratio limitation would allow us to incur. As a result, we, in effect, are permitted to have a lower asset coverage ratio than the 200% asset coverage ratio limitation under the 1940 Act and, therefore, we can have more debt outstanding than assets to cover such debt. For example, we are able to borrow up to $225 million more than the approximately $2.6 billion permitted under the 200% asset coverage ratio limit as of December 31, 2014. For additional information on SBA regulations that affect our access to SBA-guaranteed debentures, see "Risk Factors — Risks Relating to Our Business and Structure — Any failure to comply with SBA regulations could have a material adverse effect on our SBIC subsidiaries' operations."

Our SBIC subsidiaries held approximately $343.5 million, or 11.6%, of our total assets at December 31, 2014.

We and Trinity Universal Insurance Company, a subsidiary of Kemper Corporation ("Kemper"), also co-invest through an unconsolidated Delaware limited liability company, Senior Loan Fund JV I, LLC ("SLF JV I"). SLF JV I was formed in May 2014 to invest in middle-market and other corporate debt securities. As of December 31, 2014, SLF JV I had total capital commitments of $200.0 million, $175.0 million of which was from us and the remaining $25.0 million from Kemper. At December 31, 2014, we had funded approximately $68.6 million of our commitment. Additionally, SLF JV I had a senior revolving credit facility with Deutsche Bank AG, New York Branch ("Deutsche Bank facility") with a stated maturity date of July 1,

2019, which permitted up to $200.0 million of borrowings. SLF JV I is managed by a four person board of directors, two of whom are selected by us and two of whom are selected by Kemper. SLF JV I is generally capitalized as transactions are completed and all portfolio decisions must be approved by its investment committee consisting of one representative of us and one representative of Kemper (with approval of each required). As of December 31, 2014, our investment in SLF JV I was approximately $66.6 million at fair value (including unrealized depreciation of $2.0 million which represented 0.1% of our total portfolio at fair value).

The Investment Adviser

We are externally managed and advised by Fifth Street Management, a registered investment adviser under the Investment Advisers Act of 1940, or the Advisers Act, that is partially and indirectly owned by Fifth Street Asset Management Inc. (“FSAM”), a publicly traded asset manager with approximately $5 billion of assets under management as of September 30, 2014. Our administrator, FSC CT, Inc., which has since converted into FSC CT LLC (“FSC CT”), is a wholly-owned subsidiary of Fifth Street Management and provides the administrative services necessary for us to operate. Our investment adviser serves pursuant to the investment advisory agreement in accordance with the Advisers Act, under which it receives from us a percentage of our gross assets as a management fee and a percentage of our ordinary income and capital gains as an incentive fee.

Leonard M. Tannenbaum, the chief executive officer of our investment adviser, has led the investment of over $6 billion in small and mid-sized companies and the origination of over 180 investment transactions since 1998. Our investment adviser also currently serves as the investment adviser to Fifth Street Senior Floating Rate Corp. (“FSFR”) in addition to various other private fund vehicles. FSFR is a business development company focused on making senior loans to middle market companies that bear interest on the basis of a floating base lending rate as compared to our more general primary investment focus on debt and equity investments in small and mid-sized companies in addition to various privately held funds. However, there may be overlap in terms of our targeted investments.

The key principals and members of senior management of our investment adviser are Leonard M. Tannenbaum, our investment adviser’s chief executive officer, Ivelin M. Dimitrov, our president and chief investment officer and the chief investment officer of our investment adviser, Bernard D. Berman, our chairman and our investment adviser’s co-president, Alexander C. Frank, the chief operating officer and chief financial officer of our investment adviser, and Richard A. Petrocelli, our chief financial officer.

Business Strategy

Our investment objective is to maximize our portfolio’s total return by generating current income from our debt investments and capital appreciation from our equity investments. We have adopted the following business strategy to achieve our investment objective:

- *Capitalize on our investment adviser’s strong relationships with private equity sponsors.* Our investment adviser has developed an extensive network of relationships with private equity sponsors that invest in small and mid-sized companies. We believe that the strength of these relationships is due to a common investment philosophy, a consistent market focus, a rigorous approach to diligence and a reputation for delivering on commitments. In addition to being our principal source of originations, we believe that private equity sponsors provide significant benefits including incremental due diligence, additional monitoring capabilities and a potential source of capital and operational expertise for our portfolio companies.
- *Focus on established small and mid-sized companies.* We believe that there are fewer finance companies focused on transactions involving small and mid-sized companies than larger companies, and that this is one factor that allows us to negotiate favorable investment terms. Such favorable terms include higher debt yields and lower leverage levels, more significant covenant protection and greater equity grants than typical of transactions involving larger companies. We generally invest in companies with established market positions, seasoned management teams, proven products and services and strong regional or national operations. We believe that these companies possess better risk-adjusted return profiles than newer companies that are in the early stages of building management teams and/or a revenue base.

- *Continue our growth of direct originations.* Over the course of almost a decade, the principals of our investment adviser have developed an origination strategy that allows us to directly originate a significant portion of our investments. We believe that the benefits of direct originations include, among other things, our ability to control the structuring of investment protections and to generate origination and exit fees.

- *Employ disciplined underwriting policies and rigorous portfolio management.* Our investment adviser has developed an extensive underwriting process, which includes a review of the prospects, competitive position, financial performance and industry dynamics of each potential portfolio company. In addition, we perform substantial diligence on potential investments, and seek to invest alongside private equity sponsors who have proven capabilities in building value. As part of the monitoring process, our investment adviser will analyze monthly and quarterly financial statements versus the previous periods and year, review financial projections, compliance certificates and covenants, meet with management and attend board meetings.

- *Structure our debt investments to minimize risk of loss and achieve attractive risk-adjusted returns.* We structure our debt investments on a conservative basis with high cash yields, cash advisory fees, low leverage levels and strong investment protections, including prepayment fees. As of December 31, 2014, the weighted average yield of our debt investments, including the return on SLF JV I, was approximately 10.4%, which includes a cash component of 9.7%. Our debt investments have strong protections, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. We believe these protections, coupled with the other features of our investments described above, should allow us to reduce our risk of capital loss and achieve attractive risk-adjusted returns; however, there can be no assurance that we will be able to successfully structure our investments to minimize risk of loss and achieve attractive risk-adjusted returns.

- *Benefit from lower, fixed, long-term cost of capital.* The SBIC licenses held by our wholly-owned SBIC subsidiaries allow them to issue SBA-guaranteed debentures. SBA-guaranteed debentures carry long-term fixed rates that are generally lower than rates on comparable bank and other debt. Because lower-cost SBA leverage is a significant part of our capital base, our relative cost of debt capital may be lower than many of our competitors. In addition, SBIC leverage represents a stable, long-term component of our capital structure that should permit the proper matching of duration and cost compared to our portfolio investments.

- *Leverage the skills and experience of our investment adviser.* The principals of our investment adviser have broad investment backgrounds, with prior experience at private investment funds, investment banks and other financial services companies and they also have experience managing distressed companies. We believe that our investment adviser's expertise in valuing, structuring, negotiating and closing transactions provides us with a competitive advantage by allowing us to provide financing solutions that meet the needs of our portfolio companies while adhering to our underwriting standards.

Investment Criteria

The principals of our investment adviser have identified the following investment criteria and guidelines for use in evaluating prospective portfolio companies and they use these criteria and guidelines in evaluating investment opportunities for us. However, not all of these criteria and guidelines were, or will be, met in connection with each of our investments.

- *Established companies with a history of positive operating cash flow.* We seek to invest in established companies with sound historical financial performance. We typically focus on companies with a history of profitability on an operating cash flow basis.

- *Ability to exert meaningful influence.* We primarily target investment opportunities in which we will be the lead/sole investor in our tranche and in which we can add value through active participation in the direction of the company, often through advisory positions.

We typically structure our debt investments to include covenants that seek to minimize our risk of capital loss. Our debt investments have strong protections, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. Our debt investments also typically have substantial prepayment penalties designed to extend the life of the average loan, which we believe will help to grow our portfolio.

Equity Investments

When we make a debt investment, we may be granted equity in the company in the same class of security as the sponsor receives upon funding. In addition, we may from time to time make non-control, equity co-investments in connection with private equity sponsors. We generally seek to structure our equity investments, such as direct equity co-investments, to provide us with minority rights provisions and event-driven put rights. We also seek to obtain limited registration rights in connection with these investments, which may include "piggyback" registration rights.

Private Equity Fund Investments

We make investments in the private equity funds of certain private equity sponsors we partner with in making investments in small and mid-sized companies. In general, we make these investments where we have a long-term relationship and are comfortable with the sponsor's business model and investment strategy. As of September 30, 2014, we had investments in 19 private equity funds, which represented less than 1% of the fair value of our assets as of such date.

SLF JV I

We have invested in SLF JV I, which as of December 31, 2014, consisted of a diverse portfolio of loans to 21 different borrowers in industries similar to the companies in our portfolio. SLF JV I invests in middle-market and other corporate debt securities, including traditional senior debt, that are secured by some or all of the issuer's assets.

Portfolio Management

Active Involvement in our Portfolio Companies

As a business development company, we are obligated to offer to provide managerial assistance to our portfolio companies and to provide it if requested. In fact, we provide managerial assistance to our portfolio companies as a general practice and we seek investments where such assistance is appropriate. We monitor the financial trends of each portfolio company to assess the appropriate course of action for each company and to evaluate overall portfolio quality. We have several methods of evaluating and monitoring the performance of our investments, including but not limited to, the following:

- Review of monthly and quarterly financial statements and financial projections for portfolio companies;
- Periodic and regular contact with portfolio company management to discuss financial position requirements and accomplishments;
- Attendance at board meetings;
- Periodic formal update interviews with portfolio company management and, if appropriate, the private equity sponsor; and
- Assessment of business development success, including product development, profitability and the portfolio company's overall adherence to its business plan.

Ranking Criteria

In addition to various risk management and monitoring tools, we use an investment ranking system to characterize and monitor the credit profile and our expected level of returns on each investment in our portfolio. We use a four-level numeric ranking scale. The following is a description of the conditions associated with each investment ranking:

- Investment Ranking 1 is used for investments that are performing above expectations and/or capital gains are expected.

- Investment Ranking 2 is used for investments that are performing substantially within our expectations, and whose risks remain materially consistent with the potential risks at the time of the original or restructured investment. All new investments are initially ranked 2.
- Investment Ranking 3 is used for investments that are performing below our expectations and for which risk has materially increased since the original or restructured investment. The portfolio company may be out of compliance with debt covenants and may require closer monitoring. To the extent that the underlying agreement has a PIK interest provision, investments with a ranking of 3 are generally those on which we are not accruing PIK interest.
- Investment Ranking 4 is used for investments that are performing substantially below our expectations and for which risk has increased substantially since the original or restructured investment. Investments with a ranking of 4 are those for which some loss of principal is expected and are generally those on which we are not accruing cash interest.

In the event that we determine that an investment is underperforming, or circumstances suggest that the risk associated with a particular investment has significantly increased, we will undertake more aggressive monitoring of the affected portfolio company. While our investment ranking system identifies the relative risk for each investment, the ranking alone does not dictate the scope and/or frequency of any monitoring that we perform. The frequency of our monitoring of an investment is determined by a number of factors, including, but not limited to, the trends in the financial performance of the portfolio company, the investment structure and the type of collateral securing our investment, if any.

The following table shows the distribution of our investments on the 1 to 4 investment ranking scale at fair value as of December 31, 2014 and September 30, 2014:

	December 31, 2014			September 30, 2014		
Investment Ranking	Fair Value	% of Portfolio	Leverage Ratio	Fair Value	% of Portfolio	Leverage Ratio
1	$ 29,463	1.08%	0.81	$ 65,268	2.61%	1.94
2	2,625,449	96.47	4.71	2,424,290	97.14	4.84
3	66,683	2.45	9.39	—	—	—
4	—	—	—	6,356	0.25	NM(1)
Total	**$2,721,595**	**100.00%**	**4.77**	**$2,495,914**	**100.00%**	**4.75**

(1) Due to operating performance this ratio is not measurable and, as a result, is excluded from the total portfolio calculation.

We may from time to time modify the payment terms of our investments, either in response to current economic conditions and their impact on certain of our portfolio companies or in accordance with tier pricing provisions in certain loan agreements. As of December 31, 2014, we had modified the payment terms of our investments in 15 portfolio companies. Such modified terms may include increased PIK interest provisions and reduced cash interest rates. These modifications, and any future modifications to our loan agreements, may limit the amount of interest income that we recognize from the modified investments, which may, in turn, limit our ability to make distributions to our stockholders.

Valuation of Portfolio Investments and Net Asset Value Determinations

We are required to report our investments that are not publicly traded or for which current market values are not readily available at fair value. The fair value is deemed to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with authoritative accounting guidance, we perform detailed valuations of our debt and equity investments on an individual basis, using bond yield, market and income approaches as appropriate. In general, we utilize a bond yield method for the majority of our investments, as long as it is appropriate. If, in our judgment, the bond yield approach is not appropriate, we may use the market approach, income approach,

or, in certain cases, an alternative methodology potentially including market quotations, asset liquidation model, expected recovery model or other alternative approaches.

Financial instruments with readily available quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value. As such, our capital markets group obtains and analyzes readily available market quotations provided by independent pricing services for all of our senior secured debt investments for which quotations are available. In determining the fair value of a particular investment, pricing services use observable market information, including both binding and non-binding indicative quotations. These investments are generally classified as Level 3 because the quoted prices may be indicative in nature for securities that are in an inactive market, may be for similar securities or may require adjustment for investment-specific factors or restrictions.

We evaluate the prices obtained from independent pricing services based on available market information and company specific data that could affect the credit quality and/or fair value of the investment. We do not adjust any of the prices received from these sources unless we have a reason to believe any such market quotations are not reflective of the fair value of an investment.

Market quotations may be deemed not to represent fair value where we believe that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security causes current market quotations not to reflect the fair value of the security, among other reasons. Examples of these events could include cases when a security trades infrequently causing a quoted purchase or sale price to become stale or in the event of a ''fire sale'' by a distressed seller. In these instances, we value such investments by using the valuation procedure that we use with respect to assets for which market quotations are not readily available (as discussed below).

If the quotation provided by the pricing service is based on only one or two market sources, we perform additional procedures to corroborate such information, generally including but not limited to, the bond yield approach discussed below and a quantitative and qualitative assessment of the credit quality and market trends affecting the portfolio company.

Under the bond yield approach, we use bond yield models to determine the present value of the future cash flow streams of our debt investments. We review various sources of transactional data, including private mergers and acquisitions involving debt investments with similar characteristics, and assess the information in the valuation process.

Under the market approach, we estimate the enterprise value of the portfolio companies in which we invest. There is no one methodology to estimate enterprise value and, in fact, for any one portfolio company, enterprise value is best expressed as a range of fair values from which we derive a single estimate of enterprise value. To estimate the enterprise value of a portfolio company, we analyze various factors, including the portfolio company's historical and projected financial results. Typically, private companies are valued based on multiples of EBITDA (earnings before interest, taxes, depreciation and amortization), cash flows, net income or revenues. We generally require portfolio companies to provide annual audited and quarterly or monthly unaudited financial statements, as well as annual projections for the upcoming fiscal year.

Under the income approach, we generally prepare and analyze discounted cash flow models based on our projections of the future free cash flows of the business.

We estimate the fair value of privately held warrants using a Black Scholes pricing model. At each reporting date, privately held warrants are valued based on an analysis of various factors and subjective assumptions including, but not limited to, the current stock price (by analyzing the portfolio company's operating performance and financial condition and general market conditions), the expected period until exercise, expected volatility of the underlying stock price, expected dividends, and the risk free rate. Changes in the subjective input assumptions can materially affect the fair value estimates.

Our Board of Directors undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investments:

- The quarterly valuation process begins with each portfolio company or investment being initially valued by our finance department;
- Preliminary valuations are then reviewed and discussed with principals of the investment adviser;
- Separately, independent valuation firms are engaged by our Board of Directors to prepare preliminary valuations on a selected basis and submit the reports to us;
- Our finance department compares and contrasts its preliminary valuations to the preliminary valuations of the independent valuation firms;
- Our finance department prepares a valuation report for the Audit Committee of our Board of Directors;
- The Audit Committee of our Board of Directors is apprised of the preliminary valuations of the independent valuation firms;
- The Audit Committee of our Board of Directors reviews the preliminary valuations with the portfolio managers of the investment adviser, and our finance department responds and supplements the preliminary valuations to reflect any comments provided by the Audit Committee;
- The Audit Committee of our Board of Directors makes a recommendation to the Board of Directors regarding the fair value of the investments in our portfolio; and
- Our Board of Directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith.

The fair value of all of our investments at December 31, 2014, and September 30, 2014, was determined by our Board of Directors. Our Board of Directors has authorized the engagement of independent valuation firms to provide us with valuation assistance. We will continue to engage independent valuation firms to provide us with assistance regarding our determination of the fair value of selected portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment each quarter; however, our Board of Directors is ultimately and solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and a consistently applied valuation process.

In certain cases, an independent valuation firm may perform a portfolio company valuation which is reviewed and, where appropriate, relied upon by our Board of Directors in determining the fair value of such investment.

The percentages of our portfolio, at fair value, valued by independent valuation firms each period during the current and two preceding fiscal years were as follows:

For the quarter ended December 31, 2012	79.5%
For the quarter ended March 31, 2013	73.8%
For the quarter ended June 30, 2013	76.4%
For the quarter ended September 30, 2013	86.5%
For the quarter ended December 31, 2013	78.9%
For the quarter ended March 31, 2014	80.7%
For the quarter ended June 30, 2014	68.5%
For the quarter ended September 30, 2014	84.0%
For the quarter ended December 31, 2014	78.5%

As of December 31, 2014 and September 30, 2014, approximately 92.3% and 93.5%, respectively, of our total assets represented investments in portfolio companies valued at fair value.

Properties

We do not own any real estate or other physical properties material to our operations. We utilize office space that is leased by our administrator from an affiliate controlled by our investment adviser's chief executive officer, Mr. Tannenbaum. Pursuant to an administration agreement with our administrator, we pay FSC CT an allocable portion of the rent at market rates for our principal executive office at 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830. We also utilize additional office space that is leased by our affiliates at 311 South Wacker Drive, Suite 3380, Chicago, IL 60606 and 250 Cambridge Avenue, Suite 201, Palo Alto, CA 94306. Such reimbursement is at cost with no profit to, or markup by, FSC CT.

Legal Proceedings

Although we may, from time to time, be involved in litigation arising out of our operations in the normal course of business or otherwise, we are currently not a party to any pending material legal proceedings.

PORTFOLIO COMPANIES

The following table sets forth certain information as of December 31, 2014, for each portfolio company in which we had a debt or equity investment. Other than these investments, our only formal relationships with our portfolio companies are the managerial assistance ancillary to our investments and the board observation or participation rights we may receive. For example, certain of our officers currently serve as members of the boards of certain of our portfolio companies.

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Traffic Solutions Holdings, Inc.(1) 815 Waiakamilo Road, # C Honolulu, HI 96817	Construction and engineering	Second Lien Term Loan, 12% cash 3% PIK due 12/31/2016		$15,056	$ 15,045	$ 14,997
		LC Facility, 8.5% cash due 12/31/2016			(4)	—
		746,114 Series A Preferred Units			14,909	18,013
		746,114 Common Stock Units	68.09%		5,316	5,094
					35,266	**38,104**
TransTrade Operators, Inc.(1) 1040 Trade Avenue, Suite 106DFW Airport, TX 75261	Air freight and logistics	First Lien Term Loan, 11% cash 3% PIK due 5/31/2016		15,973	15,572	8,865
		First Lien Revolver, 8% cash due 5/31/2016		465	465	257
		596.67 Series A Common Units	59.70%		—	—
		4,000,000 Series A Preferred Units in TransTrade Holdings LLC			4,000	—
		5,200,000 Series B Preferred Units in TransTrade Holding LLC			5,200	—
					25,237	**9,122**
HFG Holdings, LLC(1) 199 Water Street, 31st Floor New York, NY 10038	Specialized finance	First Lien Term Loan, 6% cash 4% PIK due 6/10/2019		96,871	96,871	95,812
		875,933 Class A Units	88.40%		22,347	27,511
					119,218	**123,323**
First Star Aviation, LLC(1) 777 West Putnam Ave., 3rd Floor Greenwich, CT 06830	Airlines	First Lien Term Loan, 9% cash 3% PIK due 1/9/2018		15,390	15,390	15,125
		10,104,401 Common Units	100.00%		10,104	11,860
					25,494	**26,985**
First Star Speir Aviation 1 Limited 777 West Putnam Ave., 3rd Floor Greenwich, CT 06830	Airlines	First Lien Term Loan, 9% cash due 12/15/2015		47,823	47,823	48,870
		2,058,411.64 Common Units	100.00%		2,058	4,473
					49,881	**53,343**
First Star Bermuda Aviation Limited 777 West Putnam Ave., 3rd Floor Greenwich, CT 06830	Airlines	First Lien Term Loan, 9% cash 3% PIK due 8/19/2018		24,844	24,844	25,228
		4,293,042 Common Units	100.00%		4,294	5,469
					29,138	**30,697**
Eagle Hospital Physicians, LLC(1) 5901 C Peachtree, Dunwoody Road, Site 350 Atlanta, GA 30328	Healthcare services	First Lien Term Loan A, 8% PIK due 8/1/2016		12,337	12,337	12,127
		First Lien Term Loan B, 8.1% PIK due 8/1/2016		3,370	3,370	3,317
		First Lien Revolver, 8% cash due 8/1/2016		2,847	2,847	2,847
		4,100,000 Class A Common Units	80.00%		4,100	5,795
					22,654	**24,086**
Senior Loan Fund JV I, LLC 777 West Putnam Ave., 3rd Floor Greenwich, CT 06830	Multi-sector holdings	Subordinated Notes, LIBOR+8% cash due 5/2/2021		61,723	61,723	61,831
		87.5% LLC equity interest	87.50%		6,858	4,756
					68,581	**66,587**

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Miche Bag, LLC[1] 10808 S. River Front Pkwy, Suite 150 South Jordan, UT 84095	Apparel, accessories & luxury goods	First Lien Revolver, LIBOR+8% cash due 12/18/2016		$ 500	$ 500	$ 500
		100 units in FSFC Miche, Inc.	100.00%		5,306	5,306
					5,806	**5,806**
Caregiver Services, Inc.[1] 10541 NW 17th Avenue Miami, FL 33122	Healthcare services	Second Lien Term Loan, 10% cash 2% PIK due 6/30/2019		9,192	9,192	9,016
		1,080,399 shares of Series A Preferred Stock	2.82%		1,080	3,935
					10,272	**12,951**
AmBath/ReBath Holdings, Inc.[1] 421 West Alameda Drive Tempe, AZ 85282	Home improvement retail	First Lien Term Loan A, LIBOR+7% (3% floor) cash due 4/30/2016		740	740	763
		First Lien Term Loan B, 12.5% cash 2.5% PIK due 4/30/2016		26,506	26,506	26,213
		4,668,788 Shares of Preferred Stock			—	463
					27,246	**27,439**
Thermoforming Technology Group LLC[1] 714 Walnut Street Mount Carmel, IL 62863	Industrial machinery	33,786 shares of Common Stock	2.28%		849	788
					849	**788**
HealthDrive Corporation[1] 25 Needham Street Newtown, MA 02461	Healthcare services	First Lien Term Loan A, 10% cash due 12/31/15		4,358	4,357	4,323
		First Lien Term Loan B, 12% cash 1% PIK due 12/31/15		11,522	11,522	11,461
		First Lien Revolver, 12% cash due 12/31/15		2,266	2,266	2,266
					18,145	**18,050**
Cenegenics, LLC[1] 851 South Rampart Boulevard Las Vegas, NV 89145	Healthcare services	First Lien Term Loan, 9.75% cash due 9/30/2019		31,726	31,703	31,166
		414,419 Common Units	3.47%		598	1,011
					32,301	**32,177**
Riverlake Equity Partners II, LP 699 Boylston Street, 8th Floor – One Exeter Plaza Boston, MA 02116	Multi-sector holdings	1.78% limited partnership interest			642	492
					642	**492**
Riverside Fund IV, LP 699 Boylston Street, 8th Floor – One Exeter Plaza Boston, MA 02116	Multi-sector holdings	0.34% limited partnership interest			643	629
					643	**629**
JTC Education, Inc.[1] 6602 E. 75th Street, Suite 200 Indianapolis, IN 46250	Education services	Subordinated Term Loan, 13% cash due 11/1/2017		15,823	14,441	12,727
		17,391 Shares of Series A-1 Preferred Stock			313	—
		17,391 Shares of Common Stock	0.67%		187	—
					14,941	**12,727**
Psilos Group Partners IV, LP 140 Broadway, 51st Floor New York, NY 10005	Multi-sector holdings	2.35% limited partnership interest			—	—
					—	**—**
Mansell Group, Inc.[1] 2 Securities Center, 3500 Piedmont+A5 Road, Suite 320 Atlanta, GA 30305	Advertising	First Lien Term Loan A, LIBOR+7% (3% floor) cash due 12/31/2015		4,654	4,636	4,633
		First Lien Term Loan B, LIBOR+9% (3% floor) cash 1.5% PIK due 12/31/2015		9,604	9,592	9,561
					14,228	**14,194**

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Enhanced Recovery Company, LLC(1) 8014 Bayberry Road Jacksonville, FL 32256	Diversified support services	First Lien Term Loan A, LIBOR+7% (2% floor) cash due 8/13/2015		$10,500	$10,456	$10,445
		First Lien Term Loan B, LIBOR+10% (2% floor) cash 1% PIK due 8/13/2015		16,014	15,974	15,969
		First Lien Revolver, LIBOR+7% (2% floor) cash due 8/13/2015		1,500	1,486	1,500
					27,916	**27,914**
Welocalize, Inc.(1) 241 East 4th St. Suite 207 Frederick, MD 21701	Internet software & services	3,393,060 Common Units in RPWL Holdings, LLC	3.95%		3,393	5,988
					3,393	**5,988**
Bunker Hill Capital II (QP), L.P. 260 Franklin Street, Suite 1860 Boston, MA 02110	Multi-sector holdings	0.51% limited partnership interest			380	266
					380	**266**
Physicians Pharmacy Alliance, Inc.(1) 118 MacKenan Drive, Suite 200 Cary, NC 27511	Healthcare services	First Lien Term Loan, LIBOR+9% cash 1.5% PIK due 1/4/2016		10,492	10,422	10,446
					10,422	**10,446**
Cardon Healthcare Network, LLC(1) 4185 Technology Forest Boulevard, Suite 200 The Woodlands, TX 77381	Diversified support services	69,487 Class A Units	0.55%		265	647
					265	**647**
Phoenix Brands Merger Sub LLC(1) 1 Landmark Square, Suite 1810 Stamford, CT 06901	Household products	Senior Term Loan, LIBOR+5% (1.5% floor) cash due 1/31/2016		2,261	2,227	2,167
		Subordinated Term Loan, 10% cash 3.875% PIK due 2/1/2017		32,914	31,410	19,908
		First Lien Revolver, LIBOR+5% (1.5% floor) cash due 1/31/2016		3,214	3,178	3,214
					36,815	**25,289**
CCCG, LLC(1) 1640 South 101st E. Avenue Tulsa, OK 74128	Oil & gas equipment services	First Lien Term Loan, LIBOR+8% (1.75% floor) cash 1% PIK due 12/29/2017		34,748	34,290	18,125
		First Lien Revolver, LIBOR+5.5% (1.75% floor) cash due 12/29/2017			—	—
					34,290	**18,125**
Maverick Healthcare Group, LLC(1) 2546 West Birchwood Avenue, Suite 101-104 Mesa, AZ 85202	Healthcare equipment	First Lien Term Loan A, LIBOR+5.5% cash (1.75% floor) cash due 12/31/2016		16,636	16,143	16,442
		First Lien Term Loan B, LIBOR+9% cash (1.75% floor) cash due 12/31/2016		38,400	38,169	38,043
		CapEx Line, LIBOR+5.75% (1.75% floor) cash due 12/31/2016		1,256	1,168	1,248
					55,480	**55,733**
Refac Optical Group(1) 1 Harmon Drive Blackwood, NJ 08012	Specialty stores	First Lien Term Loan A, LIBOR+7.5% cash due 9/30/2018		22,006	21,908	21,610
		First Lien Term Loan B, LIBOR+8.5% cash, 1.75% PIK due 9/30/2018		33,643	33,419	32,679
		First Lien Term Loan C, 12% cash due 9/30/2018		3,413	3,413	3,383
		First Lien Revolver, LIBOR+7.5% cash due 9/30/2018		1,600	1,567	1,600
		1,550.9435 Shares of Common Stock in Refac Holdings, Inc.	1.67%		1	—
		550.9435 Series A-2 Preferred Stock in Refac Holdings, Inc.			305	—
		1,000 Series A Preferred Stock in Refac Holdings, Inc.			999	617
					61,612	**59,889**

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Baird Capital Partners V, LP 777 East Wisconsin Avenue Milwaukee, WI 53202	Multi-sector holdings	0.4% limited partnership interest			$ 847	$ 775
					847	**775**
Discovery Practice Management, Inc.[1] 4281 Katella Avenue, Suite 111 Los Alamitos, CA 90720	Healthcare services	Senior Term Loan, LIBOR+9.75% cash due 11/4/2018		25,069	24,999	25,466
		Senior Revolver, LIBOR+6% cash due 11/4/2018		500	486	500
		Capex Line, LIBOR+7% cash due 11/4/2018		1,250	1,250	1,250
					26,735	**27,216**
Milestone Partners IV, L.P. 555 East Lancaster Avenue, Suite 500 Radnor, PA 19087	Multi-sector holdings	0.85% limited partnership interest			1,334	1,322
					1,334	**1,322**
National Spine and Pain Centers, LLC[1] 330 Madison Avenue, 27th Floor New York, NY 10017	Healthcare services	Mezzanine Term Loan, 11% cash 1.6% PIK due 9/27/2017		29,862	29,740	29,502
		317,282.97 Class A Units	0.46%		317	661
					30,057	**30,163**
RCPDirect, L.P. 100 N. Riverside Plaza Suite 2400 Chicago, IL 60606	Multi-sector holdings	0.91% limited partnership interest			656	787
					656	**787**
Digi-Star Acquisition Holdings, Inc.[1] W5527 State Highway 106 Fort Atkinson, WI 53538	Industrial machinery	Subordinated Term Loan, 12% cash 1.5% PIK due 11/18/2017		16,762	16,703	16,299
		264.37 Class A Preferred Units			115	125
		2,954.87 Class A Common Units	0.96%		36	464
					16,854	**16,888**
Riverside Fund V, L.P. 699 Boylston Street, 8th Floor – One Exeter Plaza Boston, MA 02116	Multi-sector holdings	0.48% limited partnership interest			619	431
					619	**431**
World 50, Inc.[1] 3525 Piedmont Road, NE Atlanta, GA 30305	Research & consulting services	Senior Term Loan A, LIBOR+6.25% (1.5% floor) cash due 3/30/2017		7,766	7,709	7,888
		Senior Term Loan B, 12.5% cash due 3/30/2017		7,000	6,963	6,901
		Senior Revolver, LIBOR+6.25% (1.5% floor) cash due 3/30/2017			(27)	—
					14,645	**14,789**
ACON Equity Partners III, LP 1133 Connecticut Avenue, NW, Suite 700 Washington, DC 20036	Multi-sector holdings	0.13% limited partnership interest			498	447
					498	**447**
BMC Acquisition, Inc.[1] 300 West 6th Street, Suite 2300 Austin, TX 78701	Other diversified financial services	500 Series A Preferred Shares			499	615
		50,000 Common Shares	0.22%		1	53
					500	**668**
Ansira Partners, Inc.[1] 2300 Locust Street St. Louis, Missouri 63103	Advertising	First Lien Revolver, LIBOR+5.5% (1.5% floor) cash due 5/4/2017			(4)	—
		250 Preferred Units & 250 Class A Common Units of Ansira Holdings, LLC			250	331
					246	**331**
Edmentum, Inc.[1] 150 S. Saunders Rd., Suite 120 Lake Forest, IL 60045	Education services	Second Lien Term Loan, LIBOR+9.75% (1.5% floor) cash due 5/17/2019		17,000	17,000	6,800
					17,000	**6,800**

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
I Drive Safely, LLC[1] 5770 Armada Dr #200 Carlsbad, CA 92008	Education services	75,000 Class A Common Units of IDS Investments, LLC	1.63%		$ 1,000	$ 766
					1,000	**766**
Yeti Acquisition, LLC[1] 3411 Hidalgo Street Austin, TX 78716	Leisure products	First Lien Term Loan A, LIBOR+8% (1.25% floor) cash due 6/15/2017		10,692	10,675	10,866
		First Lien Term Loan B, LIBOR+11.25% (1.25% floor) cash 1% PIK, due 6/15/2017		8,290	8,282	8,102
		First Lien Revolver, LIBOR+8% (1.25% floor) cash due 6/15/2017			(6)	—
		1,500 Common Stock Units of Yeti Holdings, Inc.	1.44%		1,500	4,507
					20,451	**23,475**
Specialized Education Services, Inc.[1] 385 Oxford Valley Road, Suite 408 Yardley, PA 19067	Education services	First Lien Term Loan A, LIBOR+7% (1.5% floor) cash due 6/28/2017		8,193	8,193	7,932
		Subordinated Term Loan B, 11% cash 1.5% PIK due 6/28/2018		18,181	18,181	17,588
					26,374	**25,520**
Vitalyst Holdings, Inc. (formerly known as PC Helps Support, LLC)[1] One Bala Plaza, Suite 434 Bala Cynwyd, PA 19004	IT consulting & other services	Subordinated Term Loan, 12% cash 1.5% PIK due 9/5/2018		19,165	19,165	18,671
		675 Series A Preferred Units of PCH Support Holdings, Inc.			675	816
		7,500 Class A Common Stock Units of PCH Support Holdings, Inc.	1.46%		75	—
					19,915	**19,487**
Beecken Petty O'Keefe Fund IV, L.P. 131 South Dearborn, Suite 2800 Chicago, IL 60603	Multi-sector holdings	0.5% limited partnership interest			567	515
					567	**515**
Deltek, Inc.[1] 5022 Gate Parkway, Suite 200 Jacksonville, FL 32256	IT consulting & other services	Second Lien Term Loan, LIBOR+8.75% (1.25% floor) cash due 10/10/2019		25,000	25,000	25,168
		First Lien Revolver, LIBOR+4.75% (1.25% floor) cash due 10/10/2017			—	—
					25,000	**25,168**
First American Payment Systems, LP[1] 201 Main St Ste 1000 Fort Worth, TX 76102	Diversified support services	Second Lien Term Loan, LIBOR+9.5% (1.25% floor) cash due 4/12/2019		23,304	23,304	23,159
		First Lien Revolver, LIBOR+4.5% (1.25% floor) cash due 10/12/2017		1,358	1,358	1,340
					24,662	**24,499**
Dexter Axle Company[1] 2900 Industrial Parkway East Elkhart, IN 46516	Auto parts & equipment	1,500 Common Shares in Dexter Axle Holding Company	1.12%		1,500	3,116
					1,500	**3,116**
Comprehensive Pharmacy Services LLC[1] 6409 Quail Hollow Rd. Memphis, TN 38120	Pharmaceuticals	Mezzanine Term Loan, 11.25% cash 1.5% PIK due 11/30/2019		14,416	14,416	14,171
		20,000 Common Shares in MCP CPS Group Holdings, Inc.	2.06%		2,000	2,549
					16,416	**16,720**
Garretson Firm Resolution Group, Inc.[1] 2115 Rexford Road Charlotte, NC 28211	Diversified support services	Mezzanine Term Loan, 11% cash 1.5% PIK due 6/20/2019		5,114	5,114	5,038
		First Lien Revolver, LIBOR+5% (1.25% floor) cash due 12/20/2017		609	609	603
		4,950,000 Preferred Units in GRG Holdings, LP			495	501
		50,000 Common Units in GRG Holdings, LP	0.31%		5	—
					6,223	**6,142**

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Teaching Strategies, LLC[1] 7101 Wisconsin Avenue Bethesda, MD 20814	Education services	Senior Term Loan, LIBOR+5.5% (0.5% floor) cash due 10/1/2019		$ 14,861	$ 14,853	$ 14,861
		Senior Delayed Draw Term Loan, LIBOR+5.5% (0.5% floor) cash due 10/1/2019		99	99	99
		Senior Revolver, LIBOR+5.5% (0.5% floor) cash due 10/1/2019			(1)	—
					14,951	**14,960**
Omniplex World Services Corporation[1] 14151 Park Meadow Drive Chantilly, VA 20151	Security & alarm services	Subordinated Term Loan, 12.25% cash 1.25% PIK due 12/21/2018		12,826	12,826	12,426
		500 units Class A Common Units in Omniplex Holdings Corp.	1.07%		500	586
					13,326	**13,012**
Dominion Diagnostics, LLC[1] 211 Circuit Drive North Kingston, RI 02852	Healthcare services	Subordinated Term Loan, 11% cash 2% PIK due 12/21/2018		16,031	16,031	15,931
					16,031	**15,931**
Affordable Care, Inc.[1] 5430 Wade Park Blvd #408 Raleigh, NC 27607	Healthcare services	Second Lien Term Loan, LIBOR+9.25% (1.25% floor) cash due 12/26/2019		23,250	23,250	23,018
					23,250	**23,018**
Aderant North America, Inc.[1] 500 Northridge Road, Suite 800 Atlanta, GA 30350	Internet software & services	Second Lien Term Loan, LIBOR+8.75% (1.25% floor) cash due 6/20/2019		7,000	7,000	6,983
					7,000	**6,983**
AdVenture Interactive, Corp.[1] 15500 W. 113th Street, Suite 200 Lenexa, KS 66219	Advertising	First Lien Term Loan, LIBOR+6.75% (1.25% floor) cash due 3/22/2018		107,863	107,855	107,282
		First Lien Revolver, LIBOR+6.75% (1.25% floor) cash due 3/22/2018			—	—
		2,000 Preferred Units of AVI Holdings, L.P.			1,811	1,349
					109,666	**108,631**
CoAdvantage Corporation[1] 111 West Jefferson Street Orlando, FL 32801	Human resources & employment services	Mezzanine Term Loan, 11.5% cash 1.25% PIK due 12/31/2018		14,939	14,939	14,939
		50,000 Class A Units in CIP CoAdvantage Investments LLC	1.13%		557	924
					15,496	**15,863**
EducationDynamics, LLC[1] 5 Marine View Plaza, Suite 212 Hoboken, NJ 07030	Education services	Mezzanine Term Loan, 12% cash 6% PIK due 1/16/2017		13,045	13,045	12,674
					13,045	**12,674**
Sterling Capital Partners IV, L.P.[1] 650 South Exeter Street, Suite 1000 Baltimore, MD 21202	Multi-sector holdings	0.2% limited partnership interest			874	761
					874	**761**
RP Crown Parent, LLC[1] 3905 Brookside Pkwy Alpharetta, GA 30004	Application software	First Lien Revolver, LIBOR+5.5% (1.25% floor) cash due 12/21/2017			(434)	—
					(434)	**—**
Advanced Pain Management[1] 4131 W. Loomis Road, Suite 300 Greenfield, WI 53221	Healthcare services	First Lien Term Loan, LIBOR+8.5% (1.25% floor) cash due 2/26/2018		24,000	24,000	23,712
					24,000	**23,712**
Rocket Software, Inc.[1] 77 Fourth Avenue Waltham, MA 02451	Internet software & services	Second Lien Term Loan, LIBOR+8.75% (1.5% floor) cash due 2/8/2019		10,475	10,444	10,481
					10,444	**10,481**

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
TravelClick, Inc.[1] 7 Times Sq # 3802 New York, NY 10036	Internet software & services	First Lien Term Loan, LIBOR+4.5% (1% floor) cash due 5/6/2019		$ 4,976	$ 4,976	$ 4,920
		Second Lien Term Loan, LIBOR+7.75% (1% floor) cash due 11/8/2021		10,000	10,000	9,650
					14,976	**14,570**
Pingora MSR Opportunity Fund I-A, LP 1755 Blake Street, Suite 200 Denver, CO 80202	Thrift & mortgage finance	1.9% limited partnership interest			5,778	5,687
					5,778	**5,687**
Credit Infonet, Inc.[1] 4540 Honeywell Court Dayton, OH 45424	Data processing & outsourced services	Subordinated Term Loan, 12.25% cash 1.25% PIK due 10/26/2018		13,334	13,334	12,934
					13,334	**12,934**
2Checkout.com, Inc.[1] 855 Grandview Avenue, Suite 110 Columbus, OH 43215	Diversified support services	First Lien Revolver, LIBOR+5% cash due 6/26/2016		2,150	2,148	2,082
					2,148	**2,082**
Meritas Schools Holdings, LLC[1] 630 Dundee Rd. Suite 400 Northbrook, IL 60062	Education services	First Lien Term Loan, LIBOR+5.75% (1.25% floor) cash due 6/25/2019		2,478	2,478	2,469
		Second Lien Term Loan, LIBOR+9% (1% floor) cash due 1/23/2021		19,500	19,500	19,208
					21,978	**21,677**
Chicago Growth Partners III, LP 303 West Madison Street, Suite 2500 Chicago, IL 60606	Multi-sector holdings	0.5% limited partnership interest			—	—
					—	**—**
Royal Adhesives and Sealants, LLC[1] 2001 West Washington Street South Bend, IN 46628	Specialty chemicals	Second Lien Term Loan, LIBOR+8.5% (1.25% floor) cash due 1/31/2019		13,500	13,500	13,612
					13,500	**13,612**
Bracket Holding Corp.[1] 575 E Swedesford Road, Suite 200 Wayne, PA 19087	Healthcare services	Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 2/15/2020		32,000	32,000	31,360
		50,000 Common Units in AB Group Holdings, LP	0.70%		500	501
					32,500	**31,861**
Salus CLO 2012-1, Ltd. 197 First Avenue, Suite 250 Needham Heights, MA 02494-2816	Asset management & custody banks	Class F Deferrable Notes – A, LIBOR+11.5% cash due 3/5/2021		7,500	7,500	7,439
		Class F Deferrable Notes – B, LIBOR+10.85% cash due 3/5/2021		22,000	22,000	21,819
					29,500	**29,258**
HealthEdge Software, Inc.[1] 3 Van de Graaff Drive Burlington, MA 01803	Application software	Second Lien Term Loan, 12% cash due 9/30/2018		17,500	17,332	17,481
		482,453 Series A-3 Preferred Stock Warrants (exercise price $1.450918)	0.40%		213	720
					17,545	**18,201**
InMotion Entertainment Group, LLC[1] 4801 Executive Park Court, Suite 100 Jacksonville, FL 32216	Consumer electronics	First Lien Term Loan, LIBOR+7.75% (1.25% floor) cash due 10/1/2018		13,813	13,787	13,730
		First Lien Revolver, LIBOR+6.75% (1.25% floor) cash due 10/1/2018		2,904	2,899	2,904
		CapEx Line, LIBOR+7.75% (1.25% floor) cash due 10/1/2018		4,240	4,234	4,240
		1,000,000 Class A Units in InMotion Entertainment Holdings, LLC	2.88%		1,000	954
					21,920	**21,828**

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
BMC Software Finance, Inc.(1) 2101 CityWest Boulevard Houston, TX 77042	Application software	First Lien Revolver, LIBOR+4% (1% floor) cash due 9/10/2018			$ —	$ —
					—	—
Thing5, LLC(1) 1000 West Columbus Avenue Springfield, MA 01106	Data processing & outsourced services	First Lien Term Loan, LIBOR+7% (1% floor) cash due 10/11/2018		44,775	44,742	44,177
		First Lien Revolver, LIBOR+7% (1% floor) cash due 10/11/2018			(4)	—
		2,000,000 in T5 Investment Vehicle, LLC	6.06%		2,000	1,887
					46,738	**46,064**
Epic Health Services, Inc.(1) 5220 Spring Valley Road, Suite 400 Dallas, TX 75254	Healthcare services	Second Lien Term Loan, LIBOR+8% (1.25% floor) cash due 10/18/2019		25,000	25,000	24,589
					25,000	**24,589**
Kason Corporation(1) 67 East Willow Street Millburn, NJ 07041	Industrial machinery	Mezzanine Term Loan, 11.5% cash 1.75% PIK due 10/28/2019		5,721	5,721	5,441
		450 Class A Preferred Units in Kason Investment, LLC			450	493
		5,000 Class A Common Units in Kason Investment, LLC	2.64%		50	27
					6,221	**5,961**
First Choice ER, LLC(1) 2941 South Lake Vista, Suite 20 Lewisville, TX 75067	Healthcare services	First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 10/31/2018		55,000	54,978	54,804
		First Lien Revolver, LIBOR+7.5% (1% floor) cash due 10/31/2018		5,500	5,497	5,500
		First Lien Delayed Draw, LIBOR+7.5% (1% floor) cash due 4/30/2015		25,000	24,951	24,687
					85,426	**84,991**
SPC Partners V, L.P. 100 Spear Street, Suite 1900 San Francisco, CA 94105	Multi-sector holdings	0.571% limited partnership interest			572	507
					572	**507**
Systems Maintenance Services Holdings, Inc.(1) 10420 Harris Oaks Boulevard, Suite C Charlotte, NC 28269	IT consulting & other services	Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 10/18/2020		24,000	24,000	23,940
					24,000	**23,940**
P2 Upstream Acquisition Co.(1) 1670 Broadway, Suite 2800 Denver, CO 80202	Application software	First Lien Revolver, LIBOR+4% (1% floor) cash due 10/31/2018			—	—
					—	—
Vandelay Industries Merger Sub, Inc.(1) 427 New Sanford Road LaVergne, TN 37086	Industrial machinery	Second Lien Term Loan, 10.75% cash 1% PIK due 11/12/2019		39,265	39,265	38,880
		2,500,000 Class A Common Units in Vandelay Industries, L.P.	3.19%		958	1,764
					40,223	**40,644**
Vitera Healthcare Solutions, LLC(1) 4301 West Boy Scout Boulevard, Suite 800 Tampa, FL 33607	Healthcare technology	Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 11/4/2021		8,000	8,000	7,800
					8,000	**7,800**
The Active Network, Inc.(1) 10182 Telesis Court, Suite 100 San Diego, CA 92121	Internet software & services	Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 11/15/2021		16,543	16,412	16,006
					16,412	**16,006**

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
OmniSYS Acquisition Corporation[1] 15950 Dallas Parkway, Suite 350 Dallas, TX 75248	Diversified support services	First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 11/21/2018		$10,602	$10,564	$10,262
		First Lien Revolver, LIBOR+7.5% (1% floor) cash due 11/21/2018			(4)	—
		100,000 Common Units in OSYS Holdings, LLC	1.57%		1,000	979
					11,560	**11,241**
All Web Leads, Inc.[1] 7300 FM 2222, Building 2, Suite 100 Austin, TX 78730	Advertising	First Lien Term Loan, LIBOR+8% (1% floor) cash due 11/26/2018		24,891	24,854	24,378
		First Lien Revolver, LIBOR+8% (1% floor) cash due 11/26/2018			(5)	—
					24,849	**24,378**
Moelis Capital Partners Opportunity Fund I-B, LP 399 Park Avenue, 5th Floor New York, NY 10022	Multi-sector holdings	1.0% limited partnership interest			1,008	970
					1,008	**970**
Aden & Anais Merger Sub, Inc.[1] 55 Washington Street, Suite 702 Brooklyn, NY 11201	Apparel, accessories & luxury goods	Mezzanine Term Loan, 10% cash 2% PIK due 6/23/2019		12,252	12,252	12,167
		30,000 Common Units in Aden & Anais Holdings, Inc.	5.25%		3,000	4,087
					15,252	**16,254**
Lift Brands Holdings Inc.[1] 2411 Galpin Gourt, #110 Chanhassen, MN 55317	Leisure facilities	First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 12/23/2019		43,442	43,370	43,420
		First Lien Revolver, LIBOR+7.5% (1% floor) cash due 12/23/2019		2,000	1,982	2,000
		2,000,000 Class A Common Units in Snap Investments, LLC	2.02%		2,000	2,116
					47,352	**47,536**
Tailwind Capital Partners II, L.P. 485 Lexington Avenue New York, NY 10017	Multi-sector holdings	0.3% limited partnership interest			301	301
					301	**301**
Long's Drugs Incorporated[1] 454 Berryhill Road Columbia, SC 29210	Pharmaceuticals	Mezzanine Term Loan, 11% cash 1% PIK due 1/31/2020		9,543	9,543	9,491
		50 Series A Preferred Shares in Long's Drugs Incorporated	0.65%		500	597
					10,043	**10,088**
Five9, Inc.[1] 4000 Executive Parkway, Suite 400 San Ramon, CA 94583	Internet software & services	Second Lien Term Loan, LIBOR+9% (1% floor) cash due 2/20/2019		20,000	19,737	19,895
		118,577 Common Stock Warrants (exercise price $10.12)	0.24%		321	18
					20,058	**19,913**
Crealta Pharmaceuticals LLC[1] 150 S Saunders Road, Suite 130 Lake Forest, IL 60045	Pharmaceuticals	Second Lien Term Loan, 12.75% cash due 8/21/2020		20,000	20,000	19,497
					20,000	**19,497**
Conviva Inc.[1] 2 Waters Park Drive, Ste 150 San Mateo, CA 94403	Application software	First Lien Term Loan, LIBOR+8.75% (1% floor) cash due 2/28/2018		5,000	4,919	4,927
		417,851 Series D Preferred Stock Warrants (exercise price $1.1966)	0.23%		105	227
					5,024	**5,154**

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
OnCourse Learning Corporation[(1)] 519W24075 Riverwood Drive, Suite 200 Waukesha, WI 53188	Education services	First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 2/28/2019		$95,000	$94,992	$95,164
		First Lien Revolver, LIBOR+7.5% (1% floor) cash due 2/28/2019			(1)	—
		200,000 Class A Units in CIP OCL Investments, LLC	3.63%		2,544	2,839
					97,535	**98,003**
ShareThis, Inc.[(1)] 4009 Miranda Avenue, Suite 200 Palo Alto, CA 94304	Internet software & services	Second Lien Term Loan, LIBOR+10.5% (1% floor) cash due 3/5/2018		15,000	14,709	14,912
		345,452 Series C Preferred Stock Warrants (exercise price $3.0395)	0.67%		367	261
					15,076	**15,173**
Aegis Toxicology Sciences Corporation[(1)] 515 Great Circle Road Nashville, TN 37228	Healthcare services	Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 8/24/2021		18,000	18,000	17,820
					18,000	**17,820**
Aptean, Inc.[(1)] 1155 Perimeter Center West, Ste 700 Atlanta, Georgia 30338	Internet software & services	Second Lien Term Loan, LIBOR+7.5% (1% floor) cash due 2/26/2021		3,000	3,000	2,880
					3,000	**2,880**
Integrated Petroleum Technologies, Inc.[(1)] 1707 Cole Blvd, Suite 200 Golden, CO 80401	Oil & gas equipment services	First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 3/31/2019		22,608	22,601	21,655
		First Lien Revolver, LIBOR+7.5% (1% floor) cash due 3/31/2019			(1)	—
					22,600	**21,655**
Total Military Management, Inc.[(1)] 6440 Southpoint Parkway #200 Jacksonville, FL 32216	Air freight and logistics	Delayed Draw Term Loan, LIBOR+5.75% (1.25% floor) cash due 3/31/2019		2,571	2,571	2,575
					2,571	**2,575**
ExamSoft Worldwide, Inc.[(1)] 6400 Congress Avenue, Suite 1050 Boca Raton, FL 33487	Internet software & services	First Lien Term Loan, LIBOR+8% (1% floor) cash due 5/1/2019		15,000	14,843	14,690
		First Lien Revolver, LIBOR+8% (1% floor) cash due 5/1/2019			—	—
		180,707 Class C Units in ExamSoft Investor LLC	0.49%		181	149
					15,024	**14,839**
Language Line, LLC[(1)] 1 Lower Ragsdale Drive, Building 2 Monterey CA, 93940	Integrated telecommunication services	Second Lien Term Loan, LIBOR+8.75% (1.75% floor) cash due 12/20/2016		6,600	6,593	6,551
					6,593	**6,551**
DigiCert, Inc.[(1)] 2600 West Executive Parkway, Suite 500 Lehi, UT 84043	Internet software & services	Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 6/2/2020		42,000	42,000	41,288
					42,000	**41,288**
Puerto Rico Cable Acquisition Company Inc. 303 Peachtree Street, 25th Floor Atlanta, GA 30308	Cable & satellite	Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 5/30/2019		27,000	27,000	26,663
					27,000	**26,663**
RCPDirect II, LP 100 North Riverside Plaza, Suite 2400 Chicago, IL 60606	Multi-sector holdings	0.5% limited partnership interest			100	100
					100	**100**
PR Wireless, Inc. 101 Hudson Street Jersey City, NJ 07311	Integrated telecommunication services	First Lien Term Loan, LIBOR+9% (1% floor) cash due 6/27/2020		12,942	12,695	11,648
		118.4211 Common Stock Warrants (exercise price $0.01)			—	558
					12,695	**12,206**

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Integral Development Corporation[1] 3400 Hillview Avenue Building 4 Palo Alto, CA 94304 United States	Other diversified financial services	First Lien Term Loan, LIBOR+9.5% (1% floor) cash due 7/10/2019		$15,000	$14,893	$14,897
		1,078,284 Common Stock Warrants (exercise price $0.9274)	0.20%		113	113
					15,006	**15,010**
Loftware, Inc.[1] 166 Corporate Drive Portsmouth, NH 03801	Internet software & services	Mezzanine Term Loan, 11% cash 1% PIK due 7/18/2020		6,028	6,028	6,035
		300,000 Class A Common Units in RPLF Holdings, LLC	0.71%		300	133
					6,328	**6,168**
Tectum Holdings, Inc.[1] 5400 S. State Rd Ann Arbor, MI 48108 USA	Auto parts & equipment	Second Lien Term Loan, LIBOR+8.75% (1% floor) cash due 1/28/2021		15,000	15,000	15,022
					15,000	**15,022**
TV Borrower US, LLC	Integrated telecommunication services	Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 7/8/2021		30,000	30,000	29,049
					30,000	**29,049**
Webster Capital III, L.P. 140 Broadway, 51st Floor. New York, NY 10005	Multi-sector holdings	0.754% limited partnership interest			—	—
					—	**—**
L Squared Capital Partners LLC 2429 West Coast Highway, Suite 204 Newport Beach, CA 92663	Multi-sector holdings	2% limited partnership interest			—	—
					—	**—**
ERS Acquisition Corp.[1] 5800 North Course Drive Houston, TX 77072	Diversified support services	Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 9/10/2018		40,000	40,000	40,030
					40,000	**40,030**
BeyondTrust Software, Inc.[1] 5090 North 40th Street, Suite 400 Phoenix, AZ 85018	Application software	First Lien Term Loan LIBOR+7% (1% floor) cash due 9/25/2019		65,207	65,158	64,779
		First Lien Revolver, LIBOR+7% (1% floor) cash due 9/25/2019			(4)	—
		4,500,000 Class A membership interests in BeyondTrust Holdings LLC	3.01%		4,500	4,249
					69,654	**69,028**
Answers Corporation[1] 6665 Delmar Boulevard, Suite 3000 St. Louis, MO 63130	Internet software & services	First Lien Term Loan, LIBOR+5.25% (1% floor) cash due 10/1/2021		5,000	4,976	4,788
		Second Lien Term Loan, LIBOR+9% (1% floor) cash due 10/3/2022		37,000	36,104	35,335
					41,080	**40,123**
Idera, Inc.[1] 2950 North Loop Freeway West, Suite 700 Houston, TX 77092	Internet software & services	First Lien Term Loan, LIBOR+5.5% (0.5% floor) cash due 11/5/2020		36,200	36,181	36,200
		First Lien Revolver, LIBOR+5.5% (0.5% floor) cash due 11/5/2019			(1)	—
					36,180	**36,200**
GOBP Holdings Inc.[1] 5650 Hollis Street Emeryville, CA 94608	Food retail	First Lien Term Loan, LIBOR+4.75% (1% floor) cash due 10/21/2021		5,000	5,000	5,013
		Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 10/21/2022		11,000	11,000	10,918
					16,000	**15,931**

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Kellermeyer Bergensons Services, LLC[(1)] 1575 Henthorne Drive Maumee, OH 43537	Diversified support services	First Lien Term Loan, LIBOR+5.00% (1% floor) cash due 10/29/2021		$ 500	$ 500	$ 498
		Second Lien Term Loan, LIBOR+8.50% (1% floor) cash due 4/29/2022		13,300	13,300	13,234
					13,800	**13,732**
Dodge Data & Analytics LLC[(1)] 2 Penn Plaza New York, NY 10121	Data processing & outsourced services	First Lien Term Loan, LIBOR+8.75% (1% floor) cash due 10/31/2019		20,000	20,000	20,000
					20,000	**20,000**
NAVEX Global, Inc.[(1)] 6000 Meadows Road Lake Oswego, OR 97035	Internet software & services	First Lien Term Loan, LIBOR+4.75% (1% floor) cash due 11/19/2021		6,000	6,000	5,940
		Second Lien Term Loan, LIBOR+8.75% (1% floor) cash due 11/18/2022		34,000	34,000	33,490
					40,000	**39,430**
Penn Foster, Inc.[(1)] 925 Oak Street Scranton, PA 18515	Education services	First Lien Term Loan, LIBOR+8.5% (1% floor) cash due 11/24/2019		30,000	29,975	30,000
		First Lien Revolver, LIBOR+8.5% (1% floor) cash due 11/24/2019		68	64	68
					30,039	**30,068**
Tecomet Inc.[(1)] 115 Eames Street Wilmington, MA 01887	Healthcare equipment	Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 12/5/2022		17,000	16,001	16,065
					16,001	**16,065**
Metamorph US 3, LLC[(1)] 5335 Wisconsin Avenue, NW Suite 510 Washington, DC 20015	Internet software & services	First Lien Term Loan, LIBOR+5.5% (1% floor) cash due 12/1/2020		25,000	24,976	25,000
		First Lien Revolver, LIBOR+5.5% (1% floor) cash due 12/1/2020			(5)	—
					24,971	**25,000**
Schulman Associates Institutional Board Review, Inc.[(1)] 4445 Lake Forest Drive, Suite 300 Cincinnati, OH 45242	Research & consulting services	Second Lien Term Loan, LIBOR+8% (1% floor) cash due 6/3/2021		17,000	17,000	17,000
					17,000	**17,000**
TransFirst Holdings Inc.[(1)] 1393 Veterans Memorial Highway, Suite 307S Hauppauge, NY 11788	Consumer finance	Second Lien Term Loan, LIBOR+8% (1% floor) cash due 11/11/2022		4,900	4,900	4,852
					4,900	**4,852**
Creganna Finance (US) LLC Parkmore West Parkmore, Co. Galway, Ireland	Healthcare services	Second Lien Term Loan, LIBOR+8% (1% floor) cash due 6/1/2022		9,000	9,000	9,045
					9,000	**9,045**
Janrain, Inc.[(1)] 519 Southwest 3rd Avenue Portland, OR 97204	Internet software & services	Second Lien Term Loan, LIBOR+9% (1% floor) cash due 6/5/2018		5,000	4,956	4,955
		218,008 Series C Preferred Stock Warrants (exercise price $1.3761)			45	45
					5,001	**5,000**
TigerText, Inc.[(1)] 1515 7th Street, #43 Santa Monica, CA 90401	Internet software & services	Second Lien Term Loan, LIBOR+9.75% (1% floor) cash due 12/8/2017		5,000	4,941	4,940
		299,110 Series B Preferred Stock Warrants (exercise price $1.3373)			60	60
					5,001	**5,000**

Name and Address of Portfolio Company	Principal Business	Title of Securities Held by Us	Percentage of Ownership	Loan Principal	Cost of Investment	Fair Value of Investment
Compuware Holdings, LLC[(1)] 1 Campus Martius Detroit, MI 48226	Internet software & services	First Lien Term Loan B1, LIBOR+5.25% (1% floor) cash due 12/11/2019		3,500	3,500	3,448
		First Lien Term Loan B2, LIBOR+5.25% (1% floor) cash due 12/10/2021		10,000	9,802	9,515
		Bridge Loan, LIBOR+5.25% (1% floor) cash due 12/11/2015		1,500	1,500	1,496
					14,802	**14,459**
Survey Sampling International, LLC[(1)] 6 Research Drive Shelton, CT 06484	Research & consulting services	First Lien Term Loan, LIBOR+5% (1% floor) cash due 12/31/2020		$ 2,500	$ 2,500	$ 2,478
		Second Lien Term Loan, LIBOR+9% (1% floor) cash due 12/16/2021		18,700	18,700	18,373
					21,200	**20,851**
Accuvant Finance, LLC[(1)] 1125 17th Street, Suite 1700 Denver, CO 80202	IT consulting & other services	First Lien Term Loan, LIBOR+5.25% (1% floor) cash due 12/15/2021		10,500	10,500	10,395
		Second Lien Term Loan, LIBOR+9% (1% floor) cash due 12/15/2022		9,000	9,000	9,045
					19,500	**19,440**
Abaco Energy Technologies LLC[(1)] 1010 Lamar Street Houston, TX 77002	Oil & gas equipment services	First Lien Term Loan B, LIBOR+7% (1% floor) cash due 11/21/2020		9,000	8,645	8,505
					8,645	**8,505**
Ameritox Ltd.[(1)] 300 East Lombard Street, #1610 Baltimore, MD 21202	Healthcare services	First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 6/23/2019		115,700	115,639	115,700
		First Lien Revolver, LIBOR+7.5% (1% floor) cash due 6/23/2019		4,267	4,260	4,267
					119,899	**119,967**
PSC Industrial Holdings Corp.[(1)] 5151 San Felipe Street, #1600 Houston, TX 77056	Diversified support services	Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 12/3/2021		15,000	15,000	14,775
					15,000	**14,775**
TIBCO Software, Inc.[(1)] 3303 Hillview Avenue Palo Alto, CA 94304	Internet software & services	First Lien Revolver, LIBOR+4% cash due 11/25/2020			—	—
					—	**—**
EOS Fitness Opco Holdings, LLC[(1)] 1 East Washington Phoenix, AZ 85004	Leisure facilities	First Lien Term Loan, LIBOR+8.75% (0.75% floor) cash due 12/30/2019		4,000	4,000	4,000
		First Lien Revolver, LIBOR+8.75% (0.75% floor) cash due 12/30/2019			—	—
		487.5 Class A Preferred Units			488	488
		12,500 Class B Common Units			13	13
					4,501	**4,501**
TrialCard Incorporated[(1)] 6501 Weston Parkway Cary, NC 27513	Healthcare services	First Lien Term Loan, LIBOR+5.25% (1% floor) cash due 12/31/2019		36,200	36,164	36,199
		First Lien Revolver, LIBOR+5.25% (1% floor) cash due 12/31/2019			(8)	—
					36,156	**36,199**

(1) Certain investments we have determined are "qualifying assets" under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying assets, unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets.

As of December 31, 2014, there was no portfolio company in which the fair value of our investment represented greater than 5% of our total assets.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors appoints our officers, who serve at the discretion of the Board of Directors. The responsibilities of the Board of Directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. The Board of Directors has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, and may establish additional committees from time to time as necessary.

Board of Directors and Executive Officers

Our Board of Directors consists of nine members, five of whom are classified under applicable NASDAQ corporate governance regulations by our Board of Directors as "independent" directors and under Section 2(a)(19) of the 1940 Act as non-interested persons. Pursuant to our restated certificate of incorporation, our Board of Directors is divided into three classes. Each class of directors will hold office for a three-year term. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Our restated certificate of incorporation also gives our Board of Directors sole authority to appoint directors to fill vacancies that are created either through an increase in the number of directors or due to the resignation, removal or death of any director.

Directors

Information regarding our Board of Directors is set forth below. One of our current directors, Leonard M. Tannenbaum, is not seeking re-election to our Board of Directors. Our Board of Directors has nominated Sandeep K. Khorana for election at our next annual meeting of stockholders in March 2015. We have divided the directors into two groups — independent directors and interested directors. Interested directors are "interested persons" of Fifth Street Finance Corp. as defined in Section 2(a)(19) of the 1940 Act.

The address for each director is c/o Fifth Street Finance Corp., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Name	Age	Director Since	Expiration of Term
Independent Directors			
James Castro-Blanco	55	2014	2015
Brian S. Dunn	43	2007	2014
Richard P. Dutkiewicz	59	2010	2016
Byron J. Haney	54	2007	2014
Douglas F. Ray	47	2007	2016
Interested Directors			
Bernard D. Berman	44	2009	2015
Ivelin M. Dimitrov	36	2013	2014
Sandeep K. Khorana(1)	42	—	2018
Todd G. Owens	46	2014	2016

(1) Mr. Khorana is a director nominee and does not currently serve as a director.

Executive Officers

The following persons serve as our executive officers in the following capacities:

Name	Age	Position(s) Held
Todd G. Owens	46	Chief Executive Officer
Ivelin M. Dimitrov	36	President and Chief Investment Officer
Richard A. Petrocelli	46	Chief Financial Officer
David H. Harrison	42	Chief Compliance Officer and Secretary

The address for each executive officer is c/o Fifth Street Finance Corp., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Biographical Information

Independent Directors

James Castro-Blanco. Mr. Castro-Blanco has been a member of FSC's Board of Directors since August 2014. Mr. Castro-Blanco has over 20 years of experience as an attorney in both the private and public sectors. Since December 2010, Mr. Castro-Blanco has served as the chief deputy county attorney for Westchester County, where he advises numerous elected officials, boards and commissions and is the lead attorney on high profile matters involving Westchester County since December 2010. Mr. Castro-Blanco also served as counsel with Wilson Elser Moskowitz Edelman & Dicker LLP from January 2007 to December 2010, where he provided business and risk management advice to businesses and individuals. In 2006, Mr. Castro-Blanco was appointed a special master by a United States District Court Judge to investigate and report upon alleged financial improprieties in the management of a pension plan where he served until 2009. Mr. Castro-Blanco also served as a former assistant United States attorney from February 1994 to November 1996, Mr. Castro-Blanco investigated and prosecuted individuals and organizations involved in RICO, money-laundering and other financial crimes. Prior to that, he was an attorney with Pillsbury Winthrop Shaw Pittman LLP from September 1991 to February 1994, where he worked on antitrust and complex corporate litigation matters.

Mr. Castro-Blanco graduated from Brooklyn Law School where he was the Articles Editor of the Law Review. Mr. Castro-Blanco also holds a B.A. from the State University of New York at Albany. Mr. Castro-Blanco has served on the Board of Trustees for St. John's Riverside Hospital and is the chair of the Liability Committee, helping guide the institution through the myriad changes in today's healthcare environment. He has also been a board member of several charities providing scholarship monies to deserving students and has served as the president of the largest Hispanic bar association on the East Coast of the United States.

Through his extensive work as an attorney in the public and private sectors, including his involvement in investigating and reporting on financial improprieties, Mr. Castro-Blanco brings valuable legal, business and financial expertise to his Board service with FSC. The foregoing qualifications led to our conclusion that Mr. Castro-Blanco should serve as a member of FSC's Board.

Brian S. Dunn. Mr. Dunn has been a member of our Board of Directors since December 2007 and a member of FSFR's Board of Directors since May 2013. Mr. Dunn has over 19 years of marketing, logistical and entrepreneurial experience. He founded and turned around direct marketing divisions for several consumer-oriented companies. Currently, he manages Little White Dog, Inc., a strategic marketing firm that he founded. Mr. Dunn was the marketing director and chief operating officer for Lipenwald, Inc., a direct marketing company that markets collectibles and mass merchandise from June 2006 until May 2011. Lipenwald filed for bankruptcy in July 2011. Prior to Lipenwald, from February 2001 to June 2006, he was sole proprietor of BSD Trading/Consulting. Mr. Dunn graduated from the Wharton School of the University of Pennsylvania with a B.S. in Economics.

Mr. Dunn's executive experience brings extensive business, entrepreneurial and marketing expertise to his Board service with our Company. His experience as a marketing executive for several consumer-oriented companies provides guidance to our investor relations efforts. Mr. Dunn's many experiences also make him skilled in leading committees requiring substantive expertise, including his role as chairman of our Board's Nominating and Corporate Governance Committee. Mr. Dunn's previous service on our Board also provides him with a specific understanding of our Company, its operations, and the business and regulatory issues facing business development companies. The foregoing qualifications led to our conclusion that Mr. Dunn should serve as a member of our Board.

Richard P. Dutkiewicz. Mr. Dutkiewicz has been a member of our Board of Directors since February 2010 and a member of FSFR's Board of Directors since May 2013. He is an independent financial and operational adviser. Prior to his current position, he was a managing director at Capital Insight, LLC, a private investment bank, from March 2013 to November 2013. Previously, he was an independent financial and management consultant affiliated with Exxedus Capital Partners from September 2012 to March 2013. From 2010 to April 2013, Mr. Dutkiewicz served on the Board of Directors of Motor Sport Country Club Holdings, Inc., which sells balancing technology for rotating devices in the automotive industry. From

April 2010 to March 2012, Mr. Dutkiewicz was the executive vice president and chief financial officer of Real Mex Restaurants, Inc., which filed for bankruptcy in October 2011. Mr. Dutkiewicz previously served as chief financial officer of Einstein Noah Restaurant Group, Inc. from October 2003 to April 2010. From May 2003 to October 2003, Mr. Dutkiewicz was vice president-information technology of Sirenza Microdevices, Inc. In May 2003, Sirenza Microdevices, Inc. acquired Vari-L Company, Inc. From January 2001 to May 2003, Mr. Dutkiewicz was vice president-finance, and chief financial officer of Vari-L Company, Inc. From April 1995 to January 2001, Mr. Dutkiewicz was vice president-finance, chief financial officer, secretary and treasurer of Coleman Natural Products, Inc., located in Denver, Colorado. Mr. Dutkiewicz's previous experience includes senior financial management positions at Tetrad Corporation, MicroLithics Corporation and various divisions of United Technologies Corporation. Mr. Dutkiewicz began his career as an Audit Manager at KPMG LLP. Mr. Dutkiewicz received a B.B.A. degree from Loyola University of Chicago and passed the CPA exam in 1978.

Through his prior experiences as a vice president and chief financial officer at several public companies, including executive vice president and chief financial officer of Real Mex Restaurants, Inc. and chief financial officer of Einstein Noah Restaurant Group, Inc., Mr. Dutkiewicz brings business expertise, finance and audit skills to his Board service with our Companies. Mr. Dutkiewicz's expertise, experience and skills closely align with our operations, and his prior investment experience with managing public companies facilitates an in-depth understanding of our investment business. Moreover, Mr. Dutkiewicz's knowledge of financial and accounting matters qualify him as our Board's Audit Committee Financial Expert and chairman of the Audit Committee. The foregoing qualifications led to our conclusion that Mr. Dutkiewicz should serve as a member of our Board.

Byron J. Haney. Mr. Haney has been a member of our Board of Directors since December 2007. He previously served as an investment professional at TrilogyLWP from January 2014 through December 2014. From October 2010 through October 2011, Mr. Haney served as a principal of Duggan Asset Management, L.L.C. where he was director of research. Prior to that, he served as chief operating officer of VSO Capital Management from March 2010 to October 2010. From 1994 until 2009, Mr. Haney worked for Resurgence Asset Management LLC, during which time he most recently served as managing director and chief investment officer. Mr. Haney previously served on the Board of Directors of Sterling Chemicals, Inc., and Furniture.com. Mr. Haney has more than 25 years of business experience, including having served as chief financial officer of a private retail store chain and as an auditor with Touche Ross & Co., a predecessor of Deloitte & Touche LLP. Mr. Haney earned his B.S. in Business Administration from the University of California at Berkeley and his M.B.A. from the Wharton School of the University of Pennsylvania.

Through his extensive experiences as a senior executive, Mr. Haney brings business expertise, finance and risk assessment skills to his Board service with FSC. In addition, Mr. Haney's past experience as an auditor greatly benefits our oversight of FSC's quarterly and annual financial reporting obligations. Mr. Haney's previous service on our Board also provides him with a specific understanding of our operations, and the business and regulatory issues facing business development companies. The foregoing qualifications led to our conclusion that Mr. Haney should serve as a member of our Board.

Douglas F. Ray. Mr. Ray has been a member of our Board of Directors since December 2007 and FSFR's Board of Directors since September 2014. Since August 1995, Mr. Ray has worked for Seavest Investment Group, a private investment and wealth management firm based in White Plains, New York. He currently serves as the chief executive officer and president of Seavest. Mr. Ray has more than 15 years of experience acquiring, developing, financing and managing a diverse portfolio of real estate investments, including three healthcare properties funds. Mr. Ray previously served on the Board of Directors of Nat Nast, Inc., a luxury men's apparel company. Prior to joining Seavest, Mr. Ray worked in Washington, D.C. on the staff of U.S. Senator Arlen Specter and as a research analyst with the Republican National Committee. Mr. Ray holds a B.A. from the University of Pittsburgh.

Through his broad experience as an officer and director of several companies, in addition to skills acquired with firms engaged in investment banking, banking and financial services, Mr. Ray brings to our Board extensive financial and risk assessment abilities. Mr. Ray's service on both our and FSFR's Boards also provides him with a specific understanding of the Companies, their operations and the business and regulatory

issues facing business development companies. Mr. Ray's expertise and experience also qualify him to serve as chairman of our Compensation Committee. The foregoing qualifications led to our conclusion that Mr. Ray should serve as a member of our Board.

Interested Directors

Bernard D. Berman. Mr. Berman has been a member of our Board of Directors since February 2009 and the chairman of our Board of Directors since September 2014. He was also our president from February 2010 to September 2014, secretary from October 2007 to September 2014, and chief compliance officer from April 2009 to May 2013. Mr. Berman has also served as a director of FSFR since May 2013 and as chairman of its Board of Directors since January 2014. Mr. Berman also served as president of FSFR from May 2013 to January 2014. Since September 2014, Mr. Berman has served as the co-president, the chief compliance officer and as a director of Fifth Street Asset Management Inc. ("FSAM") (NASDAQ:FSAM), the publicly traded asset manager that indirectly owns our investment adviser. Mr. Berman has also served as the president of our investment adviser and has served on its investment committee since its founding in November 2007. He also currently serves as chairman of the board of directors of Traffic Solutions Holdings, Inc. (formerly known as Statewide Holdings, Inc.). Prior to joining Fifth Street in 2004, Mr. Berman was a corporate attorney from 1995 to 2004, during which time he negotiated and structured a variety of investment transactions. Mr. Berman received a J.D. from Boston College Law School and a B.S. in Finance from Lehigh University.

Mr. Berman's prior position as a corporate attorney allows him to bring to our Board and Company the benefit of his experience negotiating and structuring various investment transactions as well as an understanding of the legal, business, compliance and regulatory issues facing business development companies. Mr. Berman's previous service on each Board also provides him with a specific understanding of each Company and their operations. The foregoing qualifications led to our conclusion that Mr. Berman should serve on our Board.

Ivelin M. Dimitrov, CFA. Mr. Dimitrov has been FSFR's chief executive officer and a member of FSFR's Board of Directors since September 2014. Previously, he served as FSFR's chief investment officer from August 2011 to September 2014 and as its president from January 2014 to September 2014. He has also been FSC's president since January 2015, a member of FSC's board of directors since January 2013 and its chief investment officer and the chief investment officer of Fifth Street Management since August 2011, and served as co-chief investment officer for these entities from November 2010 and June 2010 through August 2011. Mr. Dimitrov also sits on the investment committee of Fifth Street Management and has served as the chief investment officer of FSAM (NASDAQ:FSAM) since September 2014. Mr. Dimitrov joined Fifth Street in May 2005 and is responsible for the credit underwriting of our investment portfolios, overseeing risk analysis and investment approvals. Mr. Dimitrov leads the tactical asset allocation decisions for the portfolio, shifting exposures between asset classes and industries, as well as managing interest rate risk. He is also responsible for the recruitment and development of the Fifth Street Management's investment team. Mr. Dimitrov also heads the senior loan product business strategy across Fifth Street's platform. He has substantial experience in financial analysis, valuation and investment research. Mr. Dimitrov graduated from the Carroll Graduate School of Management at Boston College with an M.S. in Finance and has a B.S. in Business Administration from the University of Maine. He is also a holder of the Chartered Financial Analyst designation and has completed CFA Institute's Investment Management Workshop at Harvard Business School.

Mr. Dimitrov brings substantial experience in financial analysis, underwriting, valuation and investment research. Mr. Dimitrov's position as FSC's president and chief investment officer and FSFR's chief executive officer and the chief investment officer of our investment adviser provides the Board with a direct line of communication to, and direct knowledge of the operations of, our Companies and our investment adviser, respectively. The foregoing qualifications led to our conclusion that Mr. Dimitrov should serve as a member of each Board.

Alexander C. Frank. Mr. Frank has been a member of FSFR's Board of Directors since November 2014, and previously served as FSC's chief financial officer from September 2011 to July 2014, FSFR's chief operating officer from November 2013 to July 2014 and chief financial officer from May 2013 to November

2013. Mr. Frank also serves as the chief operating officer and chief financial officer of FSAM. Prior to joining the Fifth Street, he served as a managing director and chief financial officer of Chilton Investment Company LLC, a global investment management firm, from September 2008 to March 2011. Mr. Frank was responsible for finance and operations infrastructure. Prior to that, Mr. Frank spent over 22 years at Morgan Stanley, having served as global head of institutional operations, global corporate controller and chief financial officer of U.S. broker/dealer operations and global treasurer. In his roles, he oversaw various securities infrastructure services, creating efficiencies throughout the organization, and managed all aspects of the internal and external financial control and reporting functions. He also oversaw the firm's financing, capital planning, cash management and rating agency functions. Mr. Frank began his career in audit and tax accounting at Arthur Andersen LLP before joining Morgan Stanley in 1985. He received an M.B.A. from the University of Michigan and a B.A. from Dartmouth College.

Mr. Frank's extensive experience with public companies and knowledge of accounting and regulatory issues brings important and valuable skills to his Board service with our Company. In addition, Mr. Frank's previous service as an officer of both Companies also provides him with a specific understanding of FSFR, its operations, and the business and regulatory issues facing business development companies. The foregoing qualifications led to our conclusion that Mr. Frank should serve as a member of FSFR's Board.

Sandeep K. Khorana. Mr. Khorana has been a managing director of FSC CT (including its predecessors) since October 2010, and has over 13 years of private equity sponsor coverage and leveraged finance experience. He leads the origination and sponsor coverage efforts for Fifth Street and directly covers some of its key private equity clients. Mr. Khorana also serves as head of the Chicago office for Fifth Street. Previously, Mr. Khorana was a director at Angelo, Gordon & Co. from June 2010 through October 2010 and from February 2006 through May 2009 he was a director in CIT Group Inc.'s Sponsored Finance Group. Prior to that, he also spent six years at J.P. Morgan Chase & Co. and its predecessor organizations in the Financial Sponsors, Loan Syndications and High Yield divisions. Prior to graduate school, Mr. Khorana spent almost three years at KPMG LLP in its audit practice and passed the CPA exam in Illinois. Mr. Khorana received his B.S. in Accounting from Indiana University and his M.B.A. in Finance from the University of Michigan Ross School of Business.

Mr. Khorana brings substantial experience in financial analysis, debt capital markets and private equity coverage as well as experience at larger financial institutions that grew rapidly through acquisitions and launching new products. We believe that Mr. Khorana's positions as head of originations/sponsor coverage and head of the Chicago office would provide our Board with unique perspective in those areas. The foregoing qualifications led to our conclusion that Mr. Khorana should serve as a member of our Board.

Todd G. Owens. Mr. Owens has been FSFR's president since September 2014, a member of our Board of Directors since November 2014 and our chief executive officer since January 2015. Mr. Owens has also served as co-president of FSAM (NASDAQ: FSAM) since September 2014. Prior to joining Fifth Street in September 2014, Mr. Owens spent 24 years at Goldman, Sachs & Co, where he became a managing director in 2001 and a partner in 2008. While at Goldman, Sachs & Co., he also served as Head of the West Coast Financial Institutions Group (FIG) for 15 years, Head of the Specialty Finance Group for nearly 10 years and was a senior member of the Bank Group. He holds a B.A. in history and political economy from Williams College. Mr. Owens serves as a trustee for Good Samaritan Hospital in Los Angeles and for City Year Los Angeles.

Mr. Owens brings with him experience in a broad range of industries including commercial finance, asset management, alternative asset management, commercial banking and business development companies. The foregoing qualifications led to our conclusion that Mr. Owens should serve as a member of our Board.

Executive Officers Who Are Not Directors

Richard A. Petrocelli. Mr. Petrocelli has served as our and FSFR's chief financial officer since July 2014. Prior to his appointment, he had served as our chief accounting officer since March 2014. Previously, Mr. Petrocelli spent 15 years at Saratoga Partners, a middle market private equity firm, where he was Managing Director and chief financial officer. Additionally, he served as chief financial officer and chief compliance officer of Saratoga Partner's publicly-traded business development company, Saratoga Investment

Corp. (NYSE:SAR). Mr. Petrocelli received his B.S.B.A. from Georgetown University and earned an M.B.A. from New York University's Stern School of Business. He is a Certified Public Accountant.

David H. Harrison. Mr. Harrison has been our chief compliance officer since May 2013 and secretary since September 2014. He has also been FSFR's chief compliance officer and secretary since May 2013. In addition, Mr. Harrison has served as the executive vice president and secretary of FSAM (NASDAQ:FSAM) since September 2014. He has also served as chief compliance officer and secretary of Fifth Street Management since May 2013 and August 2014, respectively. Mr. Harrison has served as the secretary of FSC CT since March 2012 and chief compliance officer since August 2013. In addition, Mr. Harrison previously served as the director of legal & compliance and as a vice president of FSC, Inc. Prior to joining Fifth Street in October 2009, he was a corporate and securities attorney with the law firm of Dewey & LeBoeuf LLP where he focused on structuring and negotiating various corporate and finance transactions and ensuring compliance with federal securities laws. He received a J.D. from Boston University School of Law and a B.A. from Brandeis University.

Board Leadership Structure

Our Board of Directors monitors and performs an oversight role with respect to our business and affairs, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers. Among other things, our Board of Directors approves the appointment of our investment adviser and our executive officers, reviews and monitors the services and activities performed by our investment adviser and our executive officers and approves the engagement, and reviews the performance of, our independent registered public accounting firm.

Under our Second Amended and Restated By-laws, our Board of Directors may designate a chairman to preside over the meetings of the Board of Directors and meetings of the stockholders and to perform such other duties as may be assigned to him or her by the Board of Directors. We do not have a fixed policy as to whether the chairman of the Board of Directors should be an independent director and believe that we should maintain the flexibility to select the chairman and reorganize the leadership structure, from time to time, based on the criteria that is in our best interests and the best interests of our stockholders at such times. Our Board of Directors has established corporate governance procedures to guard against, among other things, an improperly constituted Board. Pursuant to our Corporate Governance Policy, whenever the chairman of the Board is not an independent director, the chairman of the Nominating and Corporate Governance Committee will act as the presiding independent director at meetings of the ''Non-Management Directors'' (which will include the independent directors and other directors who are not officers of the company even though they may have another relationship with the company or its management that prevents them from being independent directors).

Presently, Mr. Berman serves as the chairman of our Board of Directors. We believe that Mr. Berman's history with our company, familiarity with its investment platform, and extensive knowledge of the financial services industry qualify him to serve as the chairman of our Board of Directors. We believe that we are best served through this existing leadership structure, as Mr. Berman's relationship with our investment adviser provides an effective bridge and encourages an open dialogue between management and our Board of Directors, ensuring that these groups act with a common purpose.

Our Board of Directors does not currently have a designated lead independent director. We are aware of the potential conflicts that may arise when a non-independent director is chairman of the Board of Directors, but believe these potential conflicts are offset by our strong corporate governance practices. Our corporate governance practices include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of Audit and Nominating and Corporate Governance Committees comprised solely of independent directors and the appointment of a chief compliance officer, with whom the independent directors meet with in executive session, for administering our compliance policies and procedures. While certain non-management members of our Board of Directors currently participate on the boards of directors of other public companies, we monitor such participation to ensure it is not excessive and does not interfere with their duties to us.

Board's Role In Risk Oversight

Our Board of Directors performs its risk oversight function primarily through (i) its three committees, which report to the entire Board of Directors and are comprised solely of independent directors, and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures.

As described below in more detail, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee assist the Board of Directors in fulfilling its risk oversight responsibilities. The Audit Committee's risk oversight responsibilities include overseeing the Company's accounting and financial reporting processes, the Company's systems of internal controls regarding finance and accounting, and audits of the Company's financial statements, as well as the establishment of guidelines and making recommendations to our Board of Directors regarding the valuation of our loans and investments. The Compensation Committee's risk oversight responsibilities include reviewing and approving the reimbursement by the Company of the compensation of the Company's chief financial officer, chief compliance officer and their staffs. The Nominating and Corporate Governance Committee's risk oversight responsibilities include selecting, researching and nominating directors for election by our stockholders, developing and recommending to the Board of Directors a set of corporate governance principles and overseeing the evaluation of the Board of Directors and our management.

Our Board of Directors also performs its risk oversight responsibilities with the assistance of the Company's chief compliance officer. The Board of Directors annually reviews a written report from the chief compliance officer discussing the adequacy and effectiveness of the compliance policies and procedures of the Company and its service providers. The chief compliance officer's annual report addresses at a minimum (i) the operation of the compliance policies and procedures of the company since the last report; (ii) any material changes to such policies and procedures since the last report; (iii) any recommendations for material changes to such policies and procedures as a result of the chief compliance officer's annual review; and (iv) any compliance matter that has occurred since the date of the last report about which the Board of Directors would reasonably need to know to oversee our compliance activities and risks. In addition, the chief compliance officer meets in executive session with the independent directors.

We believe that the role of our Board of Directors in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we were limited in our ability to enter into transactions with our affiliates, until we obtained an exemptive order from the SEC on September 9, 2014.

Committees of the Board of Directors

Our Board of Directors met nine times during fiscal year 2014. Each director attended at least 75% of the total number of meetings of the Board and committees on which the director served that were held while the director was a member. Our directors are invited and encouraged to attend each Annual Meeting of Stockholders. Two of our directors attended the 2014 Annual Meeting of Stockholders in person. Our Board of Directors has established the committees described below. Our Corporate Governance Policy, Code of Business Conduct and Ethics, our and our investment adviser's Code of Ethics as required by the 1940 Act and our Board Committee charters are available at our corporate governance webpage at *http://ir.fifthstreetfinance.com/governance.cfm* and are also available to any stockholder who requests them by writing to our chief compliance officer and secretary David H. Harrison, at Fifth Street Finance Corp., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Audit Committee

The Audit Committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation thereof), reviewing the independence of our independent accountants and reviewing the adequacy of our internal control over financial reporting, as well as establishing guidelines and making recommendations to our Board regarding the valuation of our loans and investments. Effective December 1, 2012, the Board eliminated the Valuation Committee and merged its responsibilities into the Audit Committee. The members of the Audit Committee

are Messrs. Castro-Blanco, Dunn, Dutkiewicz, Haney and Ray, each of whom is not an interested person of us for purposes of the 1940 Act and is independent for purposes of the NASDAQ corporate governance regulations. Mr. Dutkiewicz serves as the chairman of the Audit Committee. Our Board of Directors has determined that Mr. Dutkiewicz is an ''audit committee financial expert'' as defined under SEC rules. The Audit Committee met ten times during the 2014 fiscal year.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for determining criteria for service on the Board, identifying, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on our Board or a committee of the Board, developing and recommending to the Board a set of corporate governance principles and overseeing the self-evaluation of the Board and its committees and evaluation of our management. The Nominating and Corporate Governance Committee considers nominees properly recommended by our stockholders. The members of the Nominating and Corporate Governance Committee are Messrs. Castro-Blanco, Dunn and Haney, each of whom is not an interested person of us for purposes of the 1940 Act and is independent for purposes of the NASDAQ corporate governance regulations. Mr. Dunn serves as the chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee met twice during the 2014 fiscal year.

The Nominating and Corporate Governance Committee will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with our Amended and Restated By-laws and any other applicable law, rule or regulation regarding director nominations. Stockholders may submit candidates for nomination for our Board of Directors by writing to: Board of Directors, Fifth Street Finance Corp., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830. When submitting a nomination to us for consideration, a stockholder must provide certain information about each person whom the stockholder proposes to nominate for election as a director, including: (i) the name, age, business address and residence address of the person; (ii) the principal occupation or employment of the person; (iii) the class or series and number of shares of our capital stock owned beneficially or of record by the persons; and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder. Such notice must be accompanied by the proposed nominee's written consent to be named as a nominee and to serve as a director if elected.

In evaluating director nominees, the Nominating and Corporate Governance Committee considers the following facts:

- the appropriate size and composition of our Board;
- our needs with respect to the particular talents and experience of our directors;
- the knowledge, skills and experience of nominees in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of our Board;
- the capacity and desire to serve as a member of our Board of Directors and to represent the balanced, best interests of our stockholders as a whole;
- experience with accounting rules and practices; and
- the desire to balance the considerable benefit of continuity with the periodic addition of the fresh perspective provided by new members.

The Nominating and Corporate Governance Committee's goal is to assemble a board of directors that brings us a variety of perspectives and skills derived from high quality business and professional experience.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Nominating and Corporate Governance Committee may also consider such other factors as it may deem are in our best interests and those of our stockholders. The Nominating and Corporate Governance Committee also believes it appropriate for certain key members of our management to participate as members of the Board.

The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. Our Board does not have a specific diversity policy, but considers diversity of race, religion, national origin, gender, sexual orientation, disability, cultural background and professional experiences in evaluating candidates for Board membership.

The Nominating and Corporate Governance Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board does not wish to continue in service or if the Nominating and Corporate Governance Committee or the Board decides not to re-nominate a member for re-election, the Nominating and Corporate Governance Committee identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Nominating and Corporate Governance Committee and Board are polled for suggestions as to individuals meeting the criteria of the Nominating and Corporate Governance Committee. Research may also be performed to identify qualified individuals. We have not engaged third parties to identify or evaluate or assist in identifying potential nominees to the Board.

Compensation Committee

The Compensation Committee is responsible for reviewing and approving the reimbursement by us of the compensation of our chief financial officer and and chief compliance officer, and their respective staffs. The current members of the Compensation Committee are Messrs. Dunn, Dutkiewicz and Ray, each of whom is not an interested person of us for purposes of the 1940 Act and is independent for purposes of the NASDAQ corporate governance regulations. Mr. Ray serves as the chairman of the Compensation Committee. As discussed below, currently, none of our executive officers are directly compensated by us. The Compensation Committee met once during the 2014 fiscal year.

Executive Compensation

Compensation of Directors

The following table sets forth compensation of our directors for the year ended September 30, 2014.

Name	Fees Earned or Paid in Cash(1)(2)	Total
Interested Directors		
Bernard D. Berman	—	—
Leonard M. Tannenbaum(3)	—	—
Ivelin M. Dimitrov	—	—
Todd G. Owens	—	—
Independent Directors		
James Castro-Blanco	$ 17,800	$ 17,800
Brian S. Dunn	$127,800	$127,800
Richard P. Dutkiewicz	$135,800	$135,800
Byron J. Haney	$117,500	$117,500
Frank C. Meyer(3)	$ 80,500	$ 80,500
Douglas F. Ray	$124,300	$124,300

(1) For a discussion of the independent directors' compensation, see below.

(2) We do not maintain a stock or option plan, non-equity incentive plan or pension plan for our directors.

(3) Mr. Tannenbaum is not seeking re-election to our Board of Directors at our annual meeting of stockholders on March 18, 2015.

(4) Mr. Meyer retired from our Board on April 10, 2014, and the fees represent those fees earned until his retirement from our Board.

For the fiscal year ended September 30, 2014, our independent directors received an annual retainer fee of $90,000, payable once per year to independent directors that attend at least 75% of the meetings held the previous year. In addition, our independent directors received $2,500 for each Board meeting in which the director attended in person and $1,000 for each Board meeting in which the director participated other than in person, and reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Board meeting. The independent directors also received $1,000 for each Board committee meeting in which they attended in person and $500 for each Board committee meeting in which they participated other than in person, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting not held concurrently with a Board meeting. The independent directors serving on our Co-Investment Committee, which is responsible for reviewing and approving certain co-investment transactions under the conditions of the exemptive order we received from the SEC, also receive additional fees for their participation in Co-Investment Committee meetings.

In addition, the chairman of our Audit Committee received an annual retainer of $15,000, while the chairman of our Nominating and Corporate Governance Committee and the Compensation Committee each received an annual retainer of $5,000. No compensation was paid to directors who are interested persons of us as defined in the 1940 Act.

Compensation of Executive Officers

None of our executive officers receive direct compensation from us. The compensation of the principals and other investment professionals of our investment adviser are paid by our administrator. Compensation paid to our chief financial officer, chief compliance officer and other support personnel is set by our administrator, FSC CT, and is subject to reimbursement by us of an allocable portion of such compensation for services rendered to us. During fiscal year 2014, we reimbursed FSC CT approximately $2.19 million for the allocable portion of compensation expenses incurred by FSC on behalf of our chief financial officer, chief compliance officer and other support personnel, pursuant to our previous administration agreement.

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of our investment adviser, and its Investment Committee, which currently consists of Leonard M. Tannenbaum, the chief executive officer of our investment adviser, Bernard D. Berman, our chairman and the president of our investment adviser and Ivelin M. Dimitrov, our president and chief investment officer and the chief investment officer of our investment adviser. For more information regarding the business experience of Messrs. Tannenbaum, Berman and Dimitrov, see "Business — The Investment Adviser" and "Management — Biographical Information — Interested Directors".

Investment Personnel

Our investment adviser's investment personnel consists of its portfolio managers and principals, Messrs. Tannenbaum, Berman, Dimitrov, Khorana, Zmijeski, Frank and Buffone, who, in addition to our investment adviser's Investment Committee, are primarily responsible for the day-to-day management of our portfolio.

The portfolio managers of our investment adviser will not be employed by us, and will receive no compensation from us in connection with their activities. The portfolio managers receive compensation that includes an annual base salary, an annual individual performance bonus, contributions to 401(k) plans, and a portion of the incentive fee or carried interest earned in connection with their services. Certain portions of the compensation of the portfolio managers are based upon qualitative and quantitative measures with respect to their quarterly and annual portfolio originations and other investment activities.

In addition to managing our investments, as of December 31, 2014, our portfolio managers also managed investments on behalf of the following entities:

Name	Entity Type	Investment Focus	Gross Assets[1]
Fifth Street Senior Floating Rate Corp.	Publicly-traded business development company	Debt and equity investments in senior secured loans, including first lien, unitranche and second lien debt instruments, that pay interest at rates which are determined periodically on the basis of a floating base lending rate, made to private middle market companies	$635.9 million
Fifth Street Opportunities Fund, L.P. ("FSOF")[2]	Private investment fund	Credit-related instruments and investments in publicly-traded equity and equity-linked securities	$[ ] million
Fifth Street Senior Loan Fund I Operating Entity, LLC ("FSSLF")	Private investment fund	Debt and equity investments in small and mid-sized companies, primarily in connection with investments by private equity sponsors	$[ ] million
Fifth Street Senior Loan Fund II Operating Entity, LLC ("FSSLF II")			$[ ] million
Fifth Street Mezzanine Partners II, L.P. ("FSMP II")[3]	Private investment fund	Debt and equity investments in small and mid-sized companies, primarily in connection with investments by private equity sponsors	$[ ] million

(1) Gross assets are calculated as of December 31, 2014, and are rounded to the nearest million.

(2) The equity investors of FSOF primarily include individuals that are affiliated with us and our investment adviser.

(3) FSMP II is no longer making investments other than follow-on investments in existing portfolio companies.

Certain investments may be appropriate for us and affiliates of our investment adviser and the portfolio managers of our investment adviser could face conflicts of interest in the allocation of investment opportunities between such entities.

Below are the biographies for the portfolio managers whose biographies are not included elsewhere in this prospectus.

- *Leonard M. Tannenbaum, CFA.* Mr. Tannenbaum was our chief executive officer from October 2007 to January 2015 and the chairman of our Board of Directors from December 2007 to September 2014, and was our president from October 2007 through February 2010. He also served as the chief executive officer of FSFR from May 2013 to September 2014, the chairman of FSFR's Board of Directors from May 2013 to January 2014, and vice chairman of FSFR's Board of Directors from January 2014 to September 2014. Since September 2014, Mr. Tannenbaum has served the chief executive officer and chairman of the Board of Directors of Fifth Street Asset Management, Inc. ("FSAM") (NASDAQ:FSAM), the publicly traded asset manager that indirectly owns our investment adviser. He has also served as the chief executive officer of our investment adviser and has served on its investment committee since its founding in November 2007. Since founding his first private investment firm in 1998, Mr. Tannenbaum has founded a number of private investment firms, including Fifth Street Capital LLC, and he has served as managing member of each firm. Prior to launching his first firm, Mr. Tannenbaum gained extensive small-company experience as an equity analyst for Merrill Lynch. In addition to serving on FSC's Board of Directors, Mr. Tannenbaum currently serves on the board of directors of several private Greenlight Capital affiliated entities and has previously served on the Boards of Directors of several other public companies, including Einstein Noah Restaurant Group, Inc., Assisted Living Concepts, Inc. and WesTower Communications, Inc. Mr. Tannenbaum has also served on four audit committees and five compensation committees, of which he has acted as chairperson for one of such audit committees and four of such compensation committees. Mr. Tannenbaum graduated from the Wharton School of the University of Pennsylvania, where he received a B.S. in Economics. Subsequent to his undergraduate degree from the University of Pennsylvania, Mr. Tannenbaum received an M.B.A. in Finance from the Wharton School as part of the Submatriculation Program. He is a holder of the Chartered Financial Analyst designation.
- *Casey J. Zmijeski.* Mr. Zmijeski has been a partner of our investment adviser since June 2010. Mr. Zmijeski is responsible for developing private equity sponsor relationships and originating loans in the Eastern Region of the United States. Mr. Zmijeski joined our investment adviser in September 2009 after spending nearly four years at Churchill Financial in New York where he was responsible for originating and structuring debt financing opportunities for middle market private equity firms from 2006 to 2009. Mr. Zmijeski held similar responsibilities with CapitalSource in New York from 2003 to 2006. From 1999 to 2003, Mr. Zmijeski worked at Heller Financial and GE Capital in their middle market leveraged finance groups. Prior to this time, Mr. Zmijeski spent over seven years with ING as a member of their Merchant Banking Group and Corporate Finance Advisory Group. Mr. Zmijeski graduated from Emory University with an M.B.A. in Finance and has an A.B. in Anthropology from Duke University.
- *Alexander C. Frank.* Mr. Frank joined Fifth Street in 2011 and is a member of FSFR's Board of Directors and previously served as FSFR's chief operating officer from November 2013 to July 2014 and chief financial officer from May 2013 to November 2013. Mr. Frank also serves as the chief operating officer and chief financial officer of FSAM. Prior to joining the Fifth Street, he served as a managing director and chief financial officer of Chilton Investment Company LLC, a global investment management firm, from September 2008 to March 2011. Mr. Frank was responsible for finance and operations infrastructure. Prior to that, Mr. Frank spent over 22 years at Morgan Stanley, having served as global head of institutional operations, global corporate controller and chief financial officer of U.S. broker/dealer operations and global treasurer. In his roles, he oversaw various securities infrastructure services, creating efficiencies throughout the organization, and managed all aspects of the internal and external financial control and reporting functions. He also

oversaw the firm's financing, capital planning, cash management and rating agency functions. Mr. Frank began his career in audit and tax accounting at Arthur Andersen LLP before joining Morgan Stanley in 1985. He received an M.B.A. from the University of Michigan and a B.A. from Dartmouth College.

- *Frederick D. Buffone*. Mr. Buffone joined our investment adviser in August 2013 as a managing director responsible for capital markets transactions and syndications. Mr. Buffone joined our investment adviser after spending the prior three and a half years at TD Securities (USA) in New York where he was responsible for structuring, pricing and syndicating senior and junior leverage loan products and working with the sales desk in assisting with secondary trading of par loans. Mr. Buffone held similar responsibilities with Jefferies & Company from 2004 to 2009 and with CIBC World Markets from 2000 to 2004. Mr. Buffone graduated from Drexel University with a B.S. in Commerce & Engineering.

The table below shows the dollar range of shares of common stock beneficially owned by each portfolio manager of our investment adviser as of February [ ], 2015:

Name of Portfolio Manager	Dollar Range of Equity Securities in Fifth Street(1)(2)(3)
Leonard M. Tannenbaum	Over $1,000,000
Bernard D. Berman	$100,001 – $500,000
Ivelin M. Dimitrov	$100,001 – $500,000
Sunny K. Khorana	$1 – $10,000
Casey J. Zmijeski	$100,001 – $500,000
Alexander C. Frank	$100,001 – $500,000
Frederick D. Buffone	$10,001 – $50,000

(1) Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2) The dollar range of equity securities beneficially owned is based on the closing price of our common stock on February [ ], 2015.

(3) The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.

INVESTMENT ADVISORY AGREEMENT

Overview of Our Investment Adviser

Management Services

Our investment adviser, Fifth Street Management LLC, is registered as an investment adviser under the Investment Advisers Act of 1940, or the "Advisers Act." Our investment adviser serves pursuant to the investment advisory agreement in accordance with the Advisers Act. Subject to the overall supervision of our Board of Directors, our investment adviser manages our day-to-day operations and provides us with investment advisory services. Under the terms of the investment advisory agreement, our investment adviser:

- determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
- determines what securities we purchase, retain or sell;
- identifies, evaluates and negotiates the structure of the investments we make; and
- executes, monitors and services the investments we make.

Our investment adviser's services under the investment advisory agreement may not be exclusive and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Management Fee

We pay our investment adviser a fee for its services under the investment advisory agreement consisting of two components — a base management fee and an incentive fee. The cost of both the base management fee payable to our investment adviser and any incentive fees earned by our investment adviser will ultimately be borne by our common stockholders.

Base Management Fee

The base management fee is calculated at an annual rate of 2% of our gross assets, which includes any borrowings for investment purposes. The base management fee is payable quarterly in arrears and the fee for any partial month or quarter is appropriately prorated. Our investment adviser permanently waived the portion of the base management fee attributable to cash and cash equivalents (as defined in the notes to our Consolidated Financial Statements) as of the end of each quarter beginning March 31, 2010. As a result, our base management fee is calculated at an annual rate of 2% of our gross assets, including any investments made with borrowings, but excluding any cash and cash equivalents (as defined in the notes to our Consolidated Financial Statements) as of the end of each quarter.

Incentive Fee

The incentive fee has two parts. The first part is calculated and payable quarterly in arrears based on our "Pre-Incentive Fee Net Investment Income" for the immediately preceding quarter. For this purpose, "Pre-Incentive Fee Net Investment Income" means interest income, dividend income and any other income (including (i) any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, advisory, diligence and consulting fees or other fees that we receive from portfolio companies), (ii) any gain realized on the extinguishment of our own debt and (iii) any other income of any kind that we are required to distribute to our stockholders in order to maintain our RIC status) accrued during the quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement with FSC CT, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, or OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, will be compared to a "hurdle rate" of 2% per quarter (8% annualized), subject to a "catch-up" provision measured as of the end of each quarter. Our net investment income used to calculate this part of the

- fidelity bond, liability insurance and other insurance premiums; and
- printing, mailing, independent accountants and outside legal costs and all other direct expenses incurred by either our administrator or us in connection with administering our business, including payments under the administration agreement that will be based upon our allocable portion of overhead and other expenses incurred by FSC CT, Inc. in performing its obligations under the administration agreement and the compensation of our chief financial officer and chief compliance officer, and their staffs.

Duration and Termination

Unless earlier terminated as described below, the investment advisory agreement, as amended, will remain in effect from year-to-year if approved annually by the Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. The investment advisory agreement will automatically terminate in the event of its assignment. The investment advisory agreement may be terminated by either party without penalty upon not more than 60 days' written notice to the other. The investment advisory agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities.

Indemnification

The investment advisory agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, our investment adviser and its officers, managers, agents, employees, controlling persons, members (or their owners) and any other person or entity affiliated with it, are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of our investment adviser's services under the investment advisory agreement or otherwise as our investment adviser.

Organization of our Investment Adviser

Our investment adviser is a Delaware limited liability company that registered as an investment adviser under the Advisers Act. The principal address of our investment adviser is 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Board Approval of the Investment Advisory Agreement

The investment advisory agreement was first approved by our Board of Directors on December 13, 2007 and by a majority of the limited partners of Fifth Street Mezzanine Partners III, L.P., our predecessor fund, through a written consent first solicited on December 14, 2007. On March 14, 2008, our Board of Directors, including all of the directors who were not "interested persons" as defined in the 1940 Act, approved an amendment to the investment advisory agreement that revised the investment advisory agreement to clarify the calculation of the base management fee. Such amendment was also approved by a majority of our outstanding voting securities through a written consent first solicited on April 7, 2008. On May 2, 2011, the investment advisory agreement was further amended, as approved by our Board of Directors, to exclude management fees on any assets held in the form of cash and cash equivalents. Most recently, at a meeting of the Board of Directors held on January 20, 2015, the Board of Directors, including a majority of the independent directors, approved the annual continuation of the investment advisory agreement. In reaching a decision to approve the investment advisory agreement, the Board of Directors reviewed a significant amount of information and considered, among other things:

- the nature, quality and extent of the advisory and other services to be provided to us by Fifth Street Management LLC;
- the fee structures of comparable externally managed business development companies that engage in similar investing activities;

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into an investment advisory agreement with Fifth Street Management. Messrs. Berman, Dimitrov and Tannenbaum, each an interested member of our Board of Directors, have a direct or indirect pecuniary interest in Fifth Street Management. Fifth Street Management is a registered investment adviser under the Investment Advisers Act of 1940, that is partially and indirectly owned by Fifth Street Asset Management Inc. Pursuant to the investment advisory agreement, fees payable to our investment adviser equal to (a) a base management fee of 2.0% of the value of our gross assets, which includes any borrowings for investment purposes and excludes cash and cash equivalents, and (b) an incentive fee based on our performance. The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears and equals 20% of our "Pre-Incentive Fee Net Investment Income" for the immediately preceding quarter, subject to a preferred return, or "hurdle," and a "catch up" feature. The second part is determined and payable in arrears as of the end of each fiscal year (or upon termination of the investment advisory agreement) and equals 20% of our "Incentive Fee Capital Gains," which equals our realized capital gains on a cumulative basis from inception through the end of the year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fee. See "Investment Advisory Agreement."

The investment advisory agreement may be terminated by either party without penalty upon no fewer than 60 days' written notice to the other. We paid our investment adviser $87.2 million for the fiscal year ended September 30, 2014 under the investment advisory agreement.

Pursuant to the administration agreement with FSC CT, which is a wholly-owned subsidiary of our investment adviser, FSC CT will furnish us with the facilities, including our principal executive offices and administrative services necessary to conduct our day-to-day operations, including equipment, clerical, bookkeeping and recordkeeping services at such facilities. In addition, FSC CT will assist us in connection with the determination and publishing of our net asset value, the preparation and filing of tax returns and the printing and dissemination of reports to our stockholders. We pay FSC CT its allocable portion of overhead and other expenses incurred by FSC CT in performing its obligations under the administration agreement, including a portion of the rent at market rates and the compensation of our chief financial officer and chief compliance officer and their respective staffs. The administration agreement may be terminated by either party without penalty upon no fewer than 60 days' written notice to the other. We paid FSC CT approximately $5.7 million for the fiscal year ended September 30, 2014 under the administration agreement.

We have also entered into a license agreement with Fifth Street Capital LLC pursuant to which Fifth Street Capital LLC has agreed to grant us a non-exclusive, royalty-free license to use the name "Fifth Street." Under this agreement, we will have a right to use the "Fifth Street" name for so long as Fifth Street Management LLC or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the "Fifth Street" name.

Our executive officers and directors, and certain members of our investment adviser, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by our affiliates. For example, Fifth Street Management presently serves as investment adviser to FSFR, a publicly-traded BDC with total assets of approximately $635.9 million as of December 31, 2014. FSFR invests in senior secured loans, including first lien, unitranche and second lien debt instruments that pay interest at rates which are determined periodically on the basis of a floating base lending rate, made to private middle market companies whose debt is rated below investment grade, similar to those we target for investment. Specifically, FSFR targets private leveraged middle market companies with approximately $20 million to $100 million of EBITDA and targets investment sizes generally ranging from $3 million to $20 million. We generally target small and mid-sized companies with annual revenues between $25 million and $250 million and target investment sizes generally ranging from $10 million to $100 million. In addition, though not the primary focus of our investment portfolio, our investments also include floating rate senior loans. Therefore, there may be certain investment opportunities that satisfy the investment criteria for both FSFR and us. FSFR operates as a distinct and separate public company and any investment in our common stock will not be an investment in FSFR. In addition, our executive officers and three of our independent directors serve in substantially similar capacities for FSFR. Fifth Street Management and its affiliates also manage private investment funds, and may manage other funds in the future, that have

investment mandates that are similar, in whole and in part, with ours. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. For example, the principals of our investment adviser may face conflicts of interest in the allocation of investment opportunities to us and such other funds.

Fifth Street Management has adopted, and our Board of Directors has approved, an investment allocation policy that governs the allocation of investment opportunities among the investment funds managed by Fifth Street Management and its affiliates. To the extent an investment opportunity is appropriate for us or FSFR or any other investment fund managed by our affiliates, Fifth Street Management will adhere to its investment allocation policy in order to determine to which entity to allocate the opportunity. As a business development company, we were substantially limited in our ability to co-invest in privately negotiated transactions with affiliated funds until we obtained an exemptive order from the SEC on September 9, 2014. The exemptive relief permits us to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Fifth Street Management, or an investment adviser controlling, controlled by or under common control with Fifth Street Management, in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, and pursuant to the conditions to the exemptive relief.

If we are unable to rely on our exemptive relief for a particular opportunity, such opportunity will be allocated first to the entity whose investment strategy is the most consistent with the opportunity being allocated, and second, if the terms of the opportunity are consistent with more than one entity's investment strategy, on an alternating basis. Although our investment professionals will endeavor to allocate investment opportunities in a fair and equitable manner, we and our common stockholders could be adversely affected to the extent investment opportunities are allocated among us and other investment vehicles managed or sponsored by, or affiliated with, our executive officers, directors and members of our investment adviser.

Fifth Street Management's investment allocation policy is also designed to manage and mitigate the conflicts of interest associated with the allocation of investment opportunities if we are able to co-invest, either pursuant to SEC interpretive positions or our exemptive order, with other accounts managed by our investment adviser and its affiliates. Generally, under the investment allocation, co-investments will be allocated pursuant to the conditions of the exemptive order. Under the investment allocation policy, a portion of each opportunity that is appropriate for us and any affiliated fund will be offered to us and such other eligible accounts as determined by Fifth Street Management and generally based on asset class, fund size and liquidity, among other factors. If there is a sufficient amount of securities to satisfy all participants, the securities will be allocated among the participants in accordance with their order size and if there is an insufficient amount of securities to satisfy all participants, the securities will be allocated pro rata based on each participating party's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. In accordance with Fifth Street Management's investment allocation policy, we might not participate in each individual opportunity, but will, on an overall basis, be entitled to participate equitably with other entities managed by Fifth Street Management and its affiliates. Fifth Street Management seeks to treat all clients fairly and equitably such that none receive preferential treatment vis-à-vis the others over time, in a manner consistent with its fiduciary duty to each of them; however, in some instances, especially in instances of limited liquidity, the factors may not result in pro rata allocations or may result in situations where certain funds receive allocations where others do not.

Pursuant to the administration agreement with FSC CT, FSC CT furnishes us with the facilities, including our principal executive office, and administrative services necessary to conduct our day-to-day operations. We pay FSC CT its allocable portion of overhead and other expenses incurred by FSC CT in performing its obligations under the administration agreement, including a portion of the rent at market rates and the compensation of our chief financial officer and chief compliance officer and their respective staffs. Such reimbursement is at cost with no profit to, or markup by, FSC CT.

We have adopted a formal code of ethics that governs the conduct of our officers and directors. Our officers and directors also remain subject to the duties imposed by both the 1940 Act and the Delaware General Corporation Law.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table sets forth, as of February [ ], 2015, the beneficial ownership of each director, each executive officer, the executive officers and directors as a group and each person known to us to beneficially own 5% or more of the outstanding shares of our common stock. The beneficial ownership of FSFR's common stock is also presented below for such individuals. Percentage of beneficial ownership is based on 153,385,475 shares of our common stock outstanding as of February [ ], 2015 and 29,466,768 shares of FSFR's common stock outstanding as of February [ ], 2015.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Ownership information for any persons who beneficially own 5% or more of our shares of common stock is based upon filings by such persons with the SEC and other information obtained from such persons, if available.

Unless otherwise indicated, the Company believes that each beneficial owner set forth in the table has sole voting and investment power over the shares listed and has the same address as the Company. The Company's directors are divided into two groups — interested directors and independent directors. Interested directors are "interested persons" of Fifth Street Finance Corp. as defined in Section 2(a)(19) of the Investment Company Act of 1940 (the "1940 Act"). Unless otherwise indicated, the address of all executive officers and directors is c/o Fifth Street Finance Corp., 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

	Number of Shares Owned Beneficially		Percentage of Common Stock Outstanding	
Name	**FSC**	**FSFR**	**FSC**	**FSFR**
Interested Directors:				
Leonard M. Tannenbaum(1)(2)(3)	3,147,685	1,768,470	1.4%	6.0%
Bernard D. Berman(4)	25,968	13,000	*	*
Todd G. Owens	10,000	15,000	*	*
Ivelin M. Dimitrov	27,941	12,667	*	*
Independent Directors:				
James Castro-Blanco	800	—		
Brian S. Dunn(4)	9,000	2,000	*	*
Richard P. Dutkiewicz(4)	11,858	2,000	*	*
Byron J. Haney(4)	10,000	—	*	—
Douglas F. Ray	9,336	—	*	—
Executive Officers Who Are Not Directors:				
Richard A. Petrocelli	17,000	4,000	*	*
David H. Harrison	9,190	2,000	*	*
All officers and directors as a group(5)	2,224,177	50,667	1.5%	*

* Represents less than 1%.

(1) The total number of FSC shares reported include 2,025,834 shares of which Mr. Tannenbaum is the direct beneficial owner (including 717,713 shares held in margin accounts) and 75,634 shares owned by the Leonard M. Tannenbaum Foundation, a 501(c)(3) corporation for which Mr. Tannenbaum serves as the President. With respect to the shares held by the Leonard M. Tannenbaum Foundation, Mr. Tannenbaum has sole voting and investment power over all such shares, but has no pecuniary interest therein.

(2) Mr. Tannenbaum holds in excess of 5% of the common stock outstanding of FSFR. The total number of FSFR shares reported include 1,692,836 shares of which Mr. Tannenbaum is the direct beneficial owner (including 1,463,996 shares held in margin accounts), 9,500 shares of which are held in a custodial account for Mr. Tannenbaum's children and 65,634 shares owned by the Leonard M. Tannenbaum Foundation, a 501(c)(3) corporation for which Mr. Tannenbaum serves as the President. With respect to the shares held by the Leonard M. Tannenbaum Foundation, Mr. Tannenbaum has sole voting and investment power over all such shares, but has no pecuniary interest therein.

(3) Mr. Tannenbaum is not seeking re-election to our Board of Directors at our annual meeting of stockholders on March 18, 2015.

(4) Shares are held in a margin account and may be used as security on a margin basis, subject to the pre-approval of our chief compliance officer.

(5) Amount only includes Section 16 reporting persons.

As indicated above, certain of our officers and directors hold shares in margin accounts. As of February [ ], 2015, no shares in such margin accounts were pledged as loan collateral. Our insider trading policy prohibits share pledges, except in limited cases with the pre-approval of our chief compliance officer.

The following table sets forth, as of February [ ], 2015, the dollar range of our and FSFR's equity securities that is beneficially owned by each of our directors.

	Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)	
Name	**FSC**	**FSFR**
Interested Directors:		
Leonard M. Tannenbaum	Over $100,000	Over $100,000
Bernard D. Berman	Over $100,000	Over $100,000
Todd G. Owens	—	Over $100,000
Ivelin M. Dimitrov	Over $100,000	Over $100,000
Independent Directors:		
James Castro-Blanco	$1 – $10,000	
Brian S. Dunn	$50,001 – $100,000	$10,001 – $50,000
Richard P. Dutkiewicz	$50,001 – $100,000	$10,001 – $50,000
Byron J. Haney	$50,001 – $100,000	—
Douglas F. Ray	$50,001 – $100,000	—

(1) Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2) The dollar range of equity securities beneficially owned in us is based on the closing price for our common stock of $[ ], and FSFR's common stock of $[ ], on February [ ], 2015 on the NASDAQ Global Select Market.

(3) The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

INDEX TO FINANCIAL STATEMENTS

Fifth Street Finance Corp.

Consolidated Statements of Assets and Liabilities
(in thousands, except per share amounts)
(unaudited)

	December 31, 2014	September 30, 2014
ASSETS		
Investments at fair value:		
Control investments (cost December 31, 2014: $381,275; cost September 30, 2014: $387,625)	$ 378,053	$ 394,872
Affiliate investments (cost December 31, 2014: $37,518; cost September 30, 2014: $37,757)	40,390	40,764
Non-control/Non-affiliate investments (cost December 31, 2014: $2,350,146; cost September 30, 2014: $2,069,301)	2,303,152	2,060,278
Total investments at fair value (cost December 31, 2014: $2,768,939; cost September 30, 2014: $2,494,683)	**2,721,595**	**2,495,914**
Cash and cash equivalents	64,259	86,731
Restricted cash	46,294	22,315
Interest, dividends and fees receivable	15,195	15,224
Due from portfolio companies	27,225	22,950
Receivables from unsettled transactions	55,853	4,750
Deferred financing costs	18,985	20,334
Other assets	94	—
Total assets	**$2,949,500**	**$2,668,218**
LIABILITIES AND NET ASSETS		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$ 3,866	$ 3,908
Base management fee payable	14,044	12,372
Part I incentive fee payable	8,715	9,309
Due to FSC CT	3,552	2,464
Interest payable	11,655	5,797
Amounts payable to syndication partners	61	3,817
Payables from unsettled transactions	112,114	—
Credit facilities payable	617,495	317,395
SBA debentures payable	225,000	225,000
Unsecured convertible notes payable	115,000	115,000
Unsecured notes payable	410,121	409,878
Secured borrowings at fair value (proceeds of $22,525 and $84,750 at December 31, 2014 and September 30, 2014, respectively)	22,246	84,803
Total liabilities	**1,543,869**	**1,189,743**
Commitments and contingencies (Note 3)		
Net assets:		
Common stock, $0.01 par value, 250,000 shares authorized; 153,340 shares issued and outstanding at December 31, 2014 and September 30, 2014	1,533	1,533
Additional paid-in-capital	1,649,086	1,649,086
Net unrealized appreciation (depreciation) on investments and secured borrowings	(47,065)	1,178
Net realized loss on investments, secured borrowings and interest rate swap	(170,004)	(152,416)
Accumulated overdistributed net investment income	(27,919)	(20,906)
Total net assets (equivalent to $9.17 and $9.64 per common share at December 31, 2014 and September 30, 2014, respectively) (Note 12)	**1,405,631**	**1,478,475**
Total liabilities and net assets	**$2,949,500**	**$2,668,218**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Statements of Operations
(in thousands, except per share amounts)
(unaudited)

	Three months ended December 31, 2014	Three months ended December 31, 2013
Interest income:		
Control investments	$ 6,264	$ 2,419
Affiliate investments	1,097	766
Non-control/Non-affiliate investments	45,170	45,296
Interest on cash and cash equivalents	10	3
Total interest income	**52,541**	**48,484**
PIK interest income:		
Control investments	1,765	2,408
Affiliate investments	215	335
Non-control/Non-affiliate investments	2,424	2,870
Total PIK interest income	**4,404**	**5,613**
Fee income:		
Control investments	623	567
Affiliate investments	12	170
Non-control/Non-affiliate investments	17,267	16,401
Total fee income	**17,902**	**17,138**
Dividend and other income:		
Control investments	1,138	—
Non-control/Non-affiliate investments	307	96
Total dividend and other income	**1,445**	**96**
Total investment income	**76,292**	**71,331**
Expenses:		
Base management fee	14,155	12,059
Part I incentive fee	8,715	9,054
Professional fees	1,164	1,025
Board of Directors fees	180	155
Interest expense	13,992	10,213
Administrator expense	1,247	853
General and administrative expenses	1,780	1,754
Total expenses	**41,233**	**35,113**
Base management fee waived	(111)	—
Net expenses	**41,122**	**35,113**
Net investment income	**35,170**	**36,218**
Unrealized appreciation (depreciation) on investments:		
Control investments	(10,469)	420
Affiliate investments	(135)	783
Non-control/Non-affiliate investments	(37,971)	(6,921)
Net unrealized depreciation on investments	**(48,575)**	**(5,718)**
Net unrealized appreciation on secured borrowings	**332**	**—**
Realized gain (loss) on investments and secured borrowings:		
Affiliate investments	43	—
Non-control/Non-affiliate investments	(17,631)	3,206
Net realized gain (loss) on investments and secured borrowings	**(17,588)**	**3,206**
Net increase (decrease) in net assets resulting from operations	**$ (30,661)**	**$ 33,706**
Net investment income per common share — basic	**$ 0.23**	**$ 0.26**
Earnings (loss) per common share — basic	**$ (0.20)**	**$ 0.24**
Weighted average common shares outstanding — basic	153,340	139,126
Net investment income per common share — diluted	**$ 0.23**	**$ 0.26**
Earnings (loss) per common share — diluted	**$ (0.20)**	**$ 0.24**
Weighted average common shares outstanding — diluted	161,130	149,916
Distributions per common share	**$ 0.28**	**$ 0.24**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Statements of Changes in Net Assets
(in thousands, except per share amounts)
(unaudited)

	Three months ended December 31, 2014	Three months ended December 31, 2013
Operations:		
Net investment income	$ 35,170	$ 36,218
Net unrealized depreciation on investments	(48,575)	(5,718)
Net unrealized appreciation on secured borrowings	332	—
Net realized gain (loss) on investments and secured borrowings	(17,588)	3,206
Net increase (decrease) in net assets resulting from operations	**(30,661)**	**33,706**
Stockholder transactions:		
Distributions to stockholders	(42,183)	(33,613)
Net decrease in net assets from stockholder transactions	**(42,183)**	**(33,613)**
Capital share transactions:		
Issuance of common stock under dividend reinvestment plan	2,061	3,411
Repurchase of common stock under stock repurchase program	—	(406)
Repurchase of common stock under dividend reinvestment program	(2,061)	(2,002)
Net increase (decrease) in net assets from capital share transactions	**—**	**1,003**
Total increase (decrease) in net assets	**(72,844)**	**1,096**
Net assets at beginning of period	1,478,475	1,368,872
Net assets at end of period	**$1,405,631**	**$1,369,968**
Net asset value per common share	**$ 9.17**	**$ 9.85**
Common shares outstanding at end of period	153,340	139,138

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Statements of Cash Flows
(in thousands, except per share amounts)
(unaudited)

	Three months ended December 31, 2014	Three months ended December 31, 2013
Cash flows used in operating activities:		
Net increase (decrease) in net assets resulting from operations	$ (30,661)	$ 33,706
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:		
Net unrealized depreciation on investments	48,575	5,718
Net unrealized appreciation on secured borrowings	(332)	—
Net realized (gains) losses on investments and secured borrowings	17,588	(3,206)
PIK interest income	(4,404)	(5,613)
Recognition of fee income	(17,902)	(17,138)
Accretion of original issue discount on investments	(258)	(164)
Accretion of original issue discount on unsecured notes payable	244	—
Amortization of deferred financing costs	1,349	1,405
Changes in operating assets and liabilities:		
Fee income received	17,345	16,920
Increase in restricted cash	(23,979)	—
(Increase) decrease in interest, dividends and fees receivable	9	(1,342)
Increase in due from portfolio companies	(4,275)	(1,280)
Increase in receivables from unsettled transactions	(51,103)	—
Increase in other assets	(94)	(135)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(42)	1,982
Increase in base management fee payable	1,672	2,435
Increase (decrease) in Part I incentive fee payable	(594)	1,879
Increase in due to FSC CT	1,088	1,293
Increase in interest payable	5,858	4,072
Increase (decrease) in payables from unsettled transactions	112,114	(35,716)
Decrease in amounts payable to syndication partners	(3,756)	—
Purchases of investments and net revolver activity	(722,328)	(650,118)
Principal payments received on investments (scheduled payments)	5,790	10,346
Principal payments received on investments (payoffs)	250,483	43,746
PIK interest income received in cash	658	4,226
Proceeds from the sale of investments	178,665	111,556
Net cash used in operating activities	**(218,290)**	**(475,428)**
Cash flows from financing activities:		
Distributions paid in cash	(40,122)	(30,202)
Borrowings under SBA debentures payable	—	29,000
Borrowings under credit facilities	355,600	475,057
Repayments of borrowings under credit facilities	(55,500)	(98,829)
Repayments of secured borrowings	(62,099)	—
Repurchases of common stock under stock repurchase program	—	(406)
Repurchases of common stock under dividend reinvestment plan	(2,061)	(2,002)
Deferred financing costs paid	—	(1,432)
Offering costs paid	—	(517)
Net cash provided by financing activities	**195,818**	**370,669**
Net decrease in cash and cash equivalents	**(22,472)**	**(104,759)**
Cash and cash equivalents, beginning of period	86,731	147,359
Cash and cash equivalents, end of period	**$ 64,259**	**$ 42,600**
Supplemental information:		
Cash paid for interest	$ 6,601	$ 4,834
Non-cash financing activities:		
Issuance of shares of common stock under dividend reinvestment plan	$ 2,061	$ 3,411

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment[(1)(2)(5)(15)]	Industry	Principal[(8)]	Cost	Fair Value
Control Investments[(3)]				
Traffic Solutions Holdings, Inc.	Construction and engineering			
Second Lien Term Loan, 12% cash 3% PIK due 12/31/2016		$15,056	$ 15,045	$ 14,997
LC Facility, 8.5% cash due 12/31/2016[(10)]			(4)	—
746,114 Series A Preferred Units			14,909	18,013
746,114 Common Stock Units			5,316	5,094
			35,266	**38,104**
TransTrade Operators, Inc.[(9)]	Air freight and logistics			
First Lien Term Loan, 11% cash 3% PIK due 5/31/2016		15,973	15,572	8,865
First Lien Revolver, 8% cash due 5/31/2016		465	465	257
596.67 Series A Common Units			—	—
4,000,000 Series A Preferred Units in TransTrade Holdings LLC			4,000	—
5,200,000 Series B Preferred Units in TransTrade Holding LLC			5,200	—
			25,237	**9,122**
HFG Holdings, LLC[(16)]	Specialized finance			
First Lien Term Loan, 6% cash 4% PIK due 6/10/2019		96,871	96,871	95,812
875,933 Class A Units			22,347	27,511
			119,218	**123,323**
First Star Aviation, LLC	Airlines			
First Lien Term Loan, 9% cash 3% PIK due 1/9/2018		15,390	15,390	15,125
10,104,401 Common Units			10,104	11,860
			25,494	**26,985**
First Star Speir Aviation 1 Limited[(12)]	Airlines			
First Lien Term Loan, 9% cash due 12/15/2015		47,823	47,823	48,870
2,058,411.64 Common Units			2,058	4,473
			49,881	**53,343**
First Star Bermuda Aviation Limited[(12)]	Airlines			
First Lien Term Loan, 9% cash 3% PIK due 8/19/2018		24,844	24,844	25,228
4,293,042 Common Units			4,294	5,469
			29,138	**30,697**
Eagle Hospital Physicians, LLC	Healthcare services			
First Lien Term Loan A, 8% PIK due 8/1/2016		12,337	12,337	12,127
First Lien Term Loan B, 8.1% PIK due 8/1/2016		3,370	3,370	3,317
First Lien Revolver, 8% cash due 8/1/2016		2,847	2,847	2,847
4,100,000 Class A Common Units			4,100	5,795
			22,654	**24,086**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment(1)(2)(5)(15)	Industry	Principal(8)	Cost	Fair Value
Senior Loan Fund JV I, LLC(12)(17)	Multi-sector holdings			
Subordinated Notes, LIBOR+8% cash due 5/2/2021(14)		$61,723	$ 61,723	$ 61,831
87.5% LLC equity interest(6)			6,858	4,756
			68,581	**66,587**
Miche Group, LLC	Apparel, accessories & luxury goods			
First Lien Revolver, LIBOR+8% cash due 12/18/2016(14)		500	500	500
100 units in FSFC Miche, Inc.			5,306	5,306
			5,806	**5,806**
Total Control Investments (26.9% of net assets)			**$381,275**	**$378,053**
Affiliate Investments(4)				
Caregiver Services, Inc.	Healthcare services			
Second Lien Term Loan, 10% cash 2% PIK due 6/30/2019		$ 9,192	$ 9,192	$ 9,016
1,080,399 shares of Series A Preferred Stock			1,080	3,935
			10,272	**12,951**
AmBath/ReBath Holdings, Inc.	Home improvement retail			
First Lien Term Loan A, LIBOR+7% (3% floor) cash due 4/30/2016(14)		740	740	763
First Lien Term Loan B, 12.5% cash 2.5% PIK due 4/30/2016		26,506	26,506	26,213
4,668,788 Shares of Preferred Stock			—	463
			27,246	**27,439**
Total Affiliate Investments (2.9% of net assets)			**$ 37,518**	**$ 40,390**
Non-Control/Non-Affiliate Investments(7)				
Thermoforming Technology Group LLC	Industrial machinery			
33,786 shares of Common Stock(6)			$ 849	$ 788
			849	**788**
HealthDrive Corporation(9)	Healthcare services			
First Lien Term Loan A, 10% cash due 12/31/15		$ 4,358	4,357	4,323
First Lien Term Loan B, 12% cash 1% PIK due 12/31/15		11,522	11,522	11,461
First Lien Revolver, 12% cash due 12/31/15		2,266	2,266	2,266
			18,145	**18,050**
Cenegenics, LLC(9)	Healthcare services			
First Lien Term Loan, 9.75% cash due 9/30/2019		31,726	31,703	31,166
414,419 Common Units			598	1,011
			32,301	**32,177**
Riverlake Equity Partners II, LP	Multi-sector holdings			
1.78% limited partnership interest(12)			642	492
			642	**492**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment[1][2][5][15]	Industry	Principal[8]	Cost	Fair Value
Riverside Fund IV, LP	Multi-sector holdings			
0.34% limited partnership interest[12]			$ 643	$ 629
			643	**629**
JTC Education, Inc.[9]	Education services			
Subordinated Term Loan, 13% cash due 11/1/2017		$15,823	14,441	12,727
17,391 Shares of Series A-1 Preferred Stock			313	—
17,391 Shares of Common Stock			187	—
			14,941	**12,727**
Psilos Group Partners IV, LP	Multi-sector holdings			
2.35% limited partnership interest[11][12]			—	—
			—	—
Mansell Group, Inc.	Advertising			
First Lien Term Loan A, LIBOR+7% (3% floor) cash due 12/31/2015[14]		4,654	4,636	4,633
First Lien Term Loan B, LIBOR+9% (3% floor) cash 1.5% PIK due 12/31/2015[14]		9,604	9,592	9,561
			14,228	**14,194**
Enhanced Recovery Company, LLC	Diversified support services			
First Lien Term Loan A, LIBOR+7% (2% floor) cash due 8/13/2015[14]		10,500	10,456	10,445
First Lien Term Loan B, LIBOR+10% (2% floor) cash 1% PIK due 8/13/2015[14]		16,014	15,974	15,969
First Lien Revolver, LIBOR+7% (2% floor) cash due 8/13/2015[14]		1,500	1,486	1,500
			27,916	**27,914**
Welocalize, Inc.	Internet software & services			
3,393,060 Common Units in RPWL Holdings, LLC			3,393	5,988
			3,393	**5,988**
Bunker Hill Capital II (QP), L.P.	Multi-sector holdings			
0.51% limited partnership interest[12]			380	266
			380	**266**
Physicians Pharmacy Alliance, Inc.[9]	Healthcare services			
First Lien Term Loan, LIBOR+9% cash 1.5% PIK due 1/4/2016[14]		10,492	10,422	10,446
			10,422	**10,446**
Cardon Healthcare Network, LLC	Diversified support services			
69,487 Class A Units			265	647
			265	**647**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment[1][2][5][15]	Industry	Principal[8]	Cost	Fair Value
Phoenix Brands Merger Sub LLC[9]	Household products			
Senior Term Loan, LIBOR+5% (1.5% floor) cash due 1/31/2016[14]		$ 2,261	$ 2,227	$ 2,167
Subordinated Term Loan, 10% cash 3.875% PIK due 2/1/2017		32,914	31,410	19,908
First Lien Revolver, LIBOR+5% (1.5% floor) cash due 1/31/2016[14]		3,214	3,178	3,214
			36,815	**25,289**
CCCG, LLC[9]	Oil & gas equipment services			
First Lien Term Loan, LIBOR+8% (1.75% floor) cash 1% PIK due 12/29/2017[14]		34,748	34,290	18,125
First Lien Revolver, LIBOR+5.5% (1.75% floor) cash due 12/29/2017[14]			—	—
			34,290	**18,125**
Maverick Healthcare Group, LLC	Healthcare equipment			
First Lien Term Loan A, LIBOR+5.5% cash (1.75% floor) cash due 12/31/2016[14]		16,636	16,143	16,442
First Lien Term Loan B, LIBOR+9% cash (1.75% floor) cash due 12/31/2016[14]		38,400	38,169	38,043
CapEx Line, LIBOR+5.75% (1.75% floor) cash due 12/31/2016[14]		1,256	1,168	1,248
			55,480	**55,733**
Refac Optical Group[9]	Specialty stores			
First Lien Term Loan A, LIBOR+7.5% cash due 9/30/2018[14]		22,006	21,908	21,610
First Lien Term Loan B, LIBOR+8.5% cash, 1.75% PIK due 9/30/2018[14]		33,643	33,419	32,679
First Lien Term Loan C, 12% cash due 9/30/2018		3,413	3,413	3,383
First Lien Revolver, LIBOR+7.5% cash due 9/30/2018[14]		1,600	1,567	1,600
1,550.9435 Shares of Common Stock in Refac Holdings, Inc.			1	—
550.9435 Series A-2 Preferred Stock in Refac Holdings, Inc.			305	—
1,000 Series A Preferred Stock in Refac Holdings, Inc.			999	617
			61,612	**59,889**
Baird Capital Partners V, LP	Multi-sector holdings			
0.4% limited partnership interest[12]			847	775
			847	**775**
Discovery Practice Management, Inc.[9]	Healthcare services			
Senior Term Loan, LIBOR+9.75% cash due 11/4/2018[14]		25,069	24,999	25,466
Senior Revolver, LIBOR+6% cash due 11/4/2018[14]		500	486	500
Capex Line, LIBOR+7% cash due 11/4/2018[14]		1,250	1,250	1,250
			26,735	**27,216**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment[(1)(2)(5)(15)]	Industry	Principal[(8)]	Cost	Fair Value
Milestone Partners IV, L.P.	Multi-sector holdings			
0.85% limited partnership interest[(12)]			$ 1,334	$ 1,322
			1,334	**1,322**
National Spine and Pain Centers, LLC	Healthcare services			
Mezzanine Term Loan, 11% cash 1.6% PIK due 9/27/2017		$29,862	29,740	29,502
317,282.97 Class A Units			317	661
			30,057	**30,163**
RCPDirect, L.P.	Multi-sector holdings			
0.91% limited partnership interest[(12)]			656	787
			656	**787**
Digi-Star Acquisition Holdings, Inc.	Industrial machinery			
Subordinated Term Loan, 12% cash 1.5% PIK due 11/18/2017		16,762	16,703	16,299
264.37 Class A Preferred Units			115	125
2,954.87 Class A Common Units			36	464
			16,854	**16,888**
Riverside Fund V, L.P.	Multi-sector holdings			
0.48% limited partnership interest[(12)]			619	431
			619	**431**
World 50, Inc.	Research & consulting services			
Senior Term Loan A, LIBOR+6.25% (1.5% floor) cash due 3/30/2017[(14)]		7,766	7,709	7,888
Senior Term Loan B, 12.5% cash due 3/30/2017		7,000	6,963	6,901
Senior Revolver, LIBOR+6.25% (1.5% floor) cash due 3/30/2017[(10)(14)]			(27)	—
			14,645	**14,789**
ACON Equity Partners III, LP				
0.13% limited partnership interest[(12)]	Multi-sector holdings		498	447
			498	**447**
BMC Acquisition, Inc.	Other diversified financial services			
500 Series A Preferred Shares			499	615
50,000 Common Shares[(6)]			1	53
			500	**668**
Ansira Partners, Inc.[(9)]	Advertising			
First Lien Revolver, LIBOR+5.5% (1.5% floor) cash due 5/4/2017[(10)(14)]			(4)	—
250 Preferred Units & 250 Class A Common Units of Ansira Holdings, LLC			250	331
			246	**331**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment[(1)(2)(5)(15)]	Industry	Principal[(8)]	Cost	Fair Value
Edmentum, Inc.	Education services			
Second Lien Term Loan, LIBOR+9.75% (1.5% floor) cash due 5/17/2019[(14)]		$17,000	$17,000	$ 6,800
			17,000	**6,800**
I Drive Safely, LLC	Education services			
75,000 Class A Common Units of IDS Investments, LLC			1,000	766
			1,000	**766**
Yeti Acquisition, LLC[(9)]	Leisure products			
First Lien Term Loan A, LIBOR+8% (1.25% floor) cash due 6/15/2017[(14)]		10,692	10,675	10,866
First Lien Term Loan B, LIBOR+11.25% (1.25% floor) cash 1% PIK, due 6/15/2017[(14)]		8,290	8,282	8,102
First Lien Revolver, LIBOR+8% (1.25% floor) cash due 6/15/2017[(10)(14)]			(6)	—
1,500 Common Stock Units of Yeti Holdings, Inc.			1,500	4,507
			20,451	**23,475**
Specialized Education Services, Inc.	Education services			
First Lien Term Loan A, LIBOR+7% (1.5% floor) cash due 6/28/2017[(14)]		8,193	8,193	7,932
Subordinated Term Loan B, 11% cash 1.5% PIK due 6/28/2018		18,181	18,181	17,588
			26,374	**25,520**
Vitalyst Holdings, Inc. (formerly known as PC Helps Support, LLC)	IT consulting & other services			
Subordinated Term Loan, 12% cash 1.5% PIK due 9/5/2018		19,165	19,165	18,671
675 Series A Preferred Units of PCH Support Holdings, Inc.			675	816
7,500 Class A Common Stock Units of PCH Support Holdings, Inc.			75	—
			19,915	**19,487**
Beecken Petty O'Keefe Fund IV, L.P.	Multi-sector holdings			
0.5% limited partnership interest[(12)]			567	515
			567	**515**
Deltek, Inc.[(9)]	IT consulting & other services			
Second Lien Term Loan, LIBOR+8.75% (1.25% floor) cash due 10/10/2019[(14)]		25,000	25,000	25,168
First Lien Revolver, LIBOR+4.75% (1.25% floor) cash due 10/10/2017[(14)]			—	—
			25,000	**25,168**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment[(1)(2)(5)(15)]	Industry	Principal[(8)]	Cost	Fair Value
First American Payment Systems, LP	Diversified support services			
Second Lien Term Loan, LIBOR+9.5% (1.25% floor) cash due 4/12/2019[(14)]		$23,304	$23,304	$23,159
First Lien Revolver, LIBOR+4.5% (1.25% floor) cash due 10/12/2017[(14)]		1,358	1,358	1,340
			24,662	**24,499**
Dexter Axle Company	Auto parts & equipment			
1,500 Common Shares in Dexter Axle Holding Company			1,500	3,116
			1,500	**3,116**
Comprehensive Pharmacy Services LLC	Pharmaceuticals			
Mezzanine Term Loan, 11.25% cash 1.5% PIK due 11/30/2019		14,416	14,416	14,171
20,000 Common Shares in MCP CPS Group Holdings, Inc.			2,000	2,549
			16,416	**16,720**
Garretson Firm Resolution Group, Inc.	Diversified support services			
Mezzanine Term Loan, 11% cash 1.5% PIK due 6/20/2019		5,114	5,114	5,038
First Lien Revolver, LIBOR+5% (1.25% floor) cash due 12/20/2017[(14)]		609	609	603
4,950,000 Preferred Units in GRG Holdings, LP			495	501
50,000 Common Units in GRG Holdings, LP			5	—
			6,223	**6,142**
Teaching Strategies, LLC	Education services			
Senior Term Loan, LIBOR+5.5% (0.5% floor) cash due 10/1/2019[(14)]		14,861	14,853	14,861
Senior Delayed Draw Term Loan, LIBOR+5.5% (0.5% floor) cash due 10/1/2019[(14)]		99	99	99
Senior Revolver, LIBOR+5.5% (0.5% floor) cash due 10/1/2019[(10)(14)]			(1)	—
			14,951	**14,960**
Omniplex World Services Corporation	Security & alarm services			
Subordinated Term Loan, 12.25% cash 1.25% PIK due 12/21/2018		12,826	12,826	12,426
500 units Class A Common Units in Omniplex Holdings Corp.			500	586
			13,326	**13,012**
Dominion Diagnostics, LLC[(9)]	Healthcareservices			
Subordinated Term Loan, 11% cash 2% PIK due 12/21/2018		16,031	16,031	15,931
			16,031	**15,931**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment[(1)(2)(5)(15)]	Industry	Principal[(8)]	Cost	Fair Value
Affordable Care, Inc.	Healthcare services			
Second Lien Term Loan, LIBOR+9.25% (1.25% floor) cash due 12/26/2019[(14)]		$ 23,250	$ 23,250	$ 23,018
			23,250	**23,018**
Aderant North America, Inc.	Internet & software services			
Second Lien Term Loan, LIBOR+8.75% (1.25% floor) cash due 6/20/2019[(14)]		7,000	7,000	6,983
			7,000	**6,983**
AdVenture Interactive, Corp.	Advertising			
First Lien Term Loan, LIBOR+6.75% (1.25% floor) cash due 3/22/2018[(14)]		107,863	107,855	107,282
First Lien Revolver, LIBOR+6.75% (1.25% floor) cash due 3/22/2018[(14)]			—	—
2,000 Preferred Units of AVI Holdings, L.P.			1,811	1,349
			109,666	**108,631**
CoAdvantage Corporation	Human resources & employment services			
Mezzanine Term Loan, 11.5% cash 1.25% PIK due 12/31/2018		14,939	14,939	14,939
50,000 Class A Units in CIP CoAdvantage Investments LLC			557	924
			15,496	**15,863**
EducationDynamics, LLC[(9)]	Education services			
Mezzanine Term Loan, 12% cash 6% PIK due 1/16/2017		13,045	13,045	12,674
			13,045	**12,674**
Sterling Capital Partners IV, L.P.	Multi-sector holdings			
0.2% limited partnership interest[(12)]			874	761
			874	**761**
RP Crown Parent, LLC	Application software			
First Lien Revolver, LIBOR+5.5% (1.25% floor) cash due 12/21/2017[(10)(14)]			(434)	—
			(434)	**—**
Advanced Pain Management	Healthcare services			
First Lien Term Loan, LIBOR+8.5% (1.25% floor) cash due 2/26/2018[(14)]		24,000	24,000	23,712
			24,000	**23,712**
Rocket Software, Inc.	Internet & software services			
Second Lien Term Loan, LIBOR+8.75% (1.5% floor) cash due 2/8/2019[(14)]		10,475	10,444	10,481
			10,444	**10,481**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment[(1)(2)(5)(15)]	Industry	Principal[(8)]	Cost	Fair Value
TravelClick, Inc.	Internet software & services			
First Lien Term Loan, LIBOR+4.5% (1% floor) cash due 5/6/2019		$ 4,976	$ 4,976	$ 4,920
Second Lien Term Loan, LIBOR+7.75% (1% floor) cash due 11/8/2021[(14)]		10,000	10,000	9,650
			14,976	**14,570**
Pingora MSR Opportunity Fund I-A, LP	Thrift & mortgage finance			
1.9% limited partnership interest[(12)]			5,778	5,687
			5,778	**5,687**
Credit Infonet, Inc.[(9)]	Data processing & outsourced services			
Subordinated Term Loan, 12.25% cash 1.25% PIK due 10/26/2018		13,334	13,334	12,934
			13,334	**12,934**
2Checkout.com, Inc.	Diversified support services			
First Lien Revolver, LIBOR+5% cash due 6/26/2016[(14)]		2,150	2,148	2,082
			2,148	**2,082**
Meritas Schools Holdings, LLC	Education services			
First Lien Term Loan, LIBOR+5.75% (1.25% floor) cash due 6/25/2019[(14)]		2,478	2,478	2,469
Second Lien Term Loan, LIBOR+9% (1% floor) cash due 1/23/2021[(14)]		19,500	19,500	19,208
			21,978	**21,677**
Chicago Growth Partners III, LP	Multi-sector holdings			
0.5% limited partnership interest[(11)(12)]			—	—
			—	**—**
Royal Adhesives and Sealants, LLC	Specialty chemicals			
Second Lien Term Loan, LIBOR+8.5% (1.25% floor) cash due 1/31/2019[(11)(14)]		13,500	13,500	13,612
			13,500	**13,612**
Bracket Holding Corp.	Healthcare services			
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 2/15/2020[(14)]		32,000	32,000	31,360
50,000 Common Units in AB Group Holdings, LP			500	501
			32,500	**31,861**
Salus CLO 2012-1, Ltd.	Asset management & custody banks			
Class F Deferrable Notes – A, LIBOR+11.5% cash due 3/5/2021[(12)(14)]		7,500	7,500	7,439
Class F Deferrable Notes – B, LIBOR+10.85% cash due 3/5/2021[(12)(14)]		22,000	22,000	21,819
			29,500	**29,258**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment[(1)(2)(5)(15)]	Industry	Principal[(8)]	Cost	Fair Value
HealthEdge Software, Inc.	Application software			
Second Lien Term Loan, 12% cash due 9/30/2018		$17,500	$17,332	$17,481
482,453 Series A-3 Preferred Stock Warrants (exercise price $1.450918)			213	720
			17,545	**18,201**
InMotion Entertainment Group, LLC	Consumer electronics			
First Lien Term Loan, LIBOR+7.75% (1.25% floor) cash due 10/1/2018[(14)]		13,813	13,787	13,730
First Lien Revolver, LIBOR+6.75% (1.25% floor) cash due 10/1/2018[(14)]		2,904	2,899	2,904
CapEx Line, LIBOR+7.75% (1.25% floor) cash due 10/1/2018[(14)]		4,240	4,234	4,240
1,000,000 Class A Units in InMotion Entertainment Holdings, LLC[(6)]			1,000	954
			21,920	**21,828**
BMC Software Finance, Inc.	Application software			
First Lien Revolver, LIBOR+4% (1% floor) cash due 9/10/2018			—	—
			—	—
Thing5, LLC	Data processing & outsourced services			
First Lien Term Loan, LIBOR+7% (1% floor) cash due 10/11/2018[(13)(14)]		44,775	44,742	44,177
First Lien Revolver, LIBOR+7% (1% floor) cash due 10/11/2018[(10)(14)]			(4)	—
2,000,000 in T5 Investment Vehicle, LLC			2,000	1,887
			46,738	**46,064**
Epic Health Services, Inc.	Healthcareservices			
Second Lien Term Loan, LIBOR+8% (1.25% floor) cash due 10/18/2019[(14)]		25,000	25,000	24,589
			25,000	**24,589**
Kason Corporation	Industrial machinery			
Mezzanine Term Loan, 11.5% cash 1.75% PIK due 10/28/2019		5,721	5,721	5,441
450 Class A Preferred Units in Kason Investment, LLC			450	493
5,000 Class A Common Units in Kason Investment, LLC			50	27
			6,221	**5,961**
First Choice ER, LLC	Healthcare services			
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 10/31/2018[(14)]		55,000	54,978	54,804
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 10/31/2018[(14)]		5,500	5,497	5,500
First Lien Delayed Draw, LIBOR+7.5% (1% floor) cash due 4/30/2015[(14)]		25,000	24,951	24,687
			85,426	**84,991**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment[(1)(2)(5)(15)]	Industry	Principal[(8)]	Cost	Fair Value
SPC Partners V, L.P.	Multi-sector holdings			
0.571% limited partnership interest[(12)]			$ 572	$ 507
			572	**507**
Systems Maintenance Services Holdings, Inc.	IT consulting & other services			
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 10/18/2020[(14)]		$24,000	24,000	23,940
			24,000	**23,940**
P2 Upstream Acquisition Co.	Application software			
First Lien Revolver, LIBOR+4% (1% floor) cash due 10/31/2018			—	—
			—	**—**
Vandelay Industries Merger Sub, Inc.	Industrial machinery			
Second Lien Term Loan, 10.75% cash 1% PIK due 11/12/2019		39,265	39,265	38,880
2,500,000 Class A Common Units in Vandelay Industries, L.P.[(6)]			958	1,764
			40,223	**40,644**
Vitera Healthcare Solutions, LLC	Healthcare technology			
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 11/4/2021[(14)]		8,000	8,000	7,800
			8,000	**7,800**
The Active Network, Inc.	Internet software & services			
Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 11/15/2021[(14)]		16,543	16,412	16,006
			16,412	**16,006**
OmniSYS Acquisition Corporation	Diversified support services			
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 11/21/2018[(14)]		10,602	10,564	10,262
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 11/21/2018[(10)(14)]			(4)	—
100,000 Common Units in OSYS Holdings, LLC			1,000	979
			11,560	**11,241**
All Web Leads, Inc.	Advertising			
First Lien Term Loan, LIBOR+8% (1% floor) cash due 11/26/2018[(14)]		24,891	24,854	24,378
First Lien Revolver, LIBOR+8% (1% floor) cash due 11/26/2018[(10)(14)]			(5)	—
			24,849	**24,378**
Moelis Capital Partners Opportunity Fund I-B, LP	Multi-sectorholdings			
1.0% limited partnership interest[(12)]			1,008	970
			1,008	**970**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment[1][2][5][15]	Industry	Principal[8]	Cost	Fair Value
Aden & Anais Merger Sub, Inc.	Apparel, accessories & luxury goods			
Mezzanine Term Loan, 10% cash 2% PIK due 6/23/2019		$12,252	$12,252	$12,167
30,000 Common Units in Aden & Anais Holdings, Inc.			3,000	4,087
			15,252	**16,254**
Lift Brands Holdings Inc.	Leisure facilities			
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 12/23/2019[14]		43,442	43,370	43,420
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 12/23/2019[14]		2,000	1,982	2,000
2,000,000 Class A Common Units in Snap Investments, LLC			2,000	2,116
			47,352	**47,536**
Tailwind Capital Partners II, L.P.	Multi-sector holdings			
0.3% limited partnership interest[12]			301	301
			301	**301**
Long's Drugs Incorporated	Pharmaceuticals			
Mezzanine Term Loan, 11% cash 1% PIK due 1/31/2020		9,543	9,543	9,491
50 Series A Preferred Shares in Long's Drugs Incorporated			500	597
			10,043	**10,088**
Five9, Inc.	Internet software & services			
Second Lien Term Loan, LIBOR+9% (1% floor) cash due 2/20/2019[14]		20,000	19,737	19,895
118,577 Common Stock Warrants (exercise price $10.12)			321	18
			20,058	**19,913**
Crealta Pharmaceuticals LLC	Pharmaceuticals			
Second Lien Term Loan, 12.75% cash due 8/21/2020		20,000	20,000	19,497
			20,000	**19,497**
Conviva Inc.	Application software			
First Lien Term Loan, LIBOR+8.75% (1% floor) cash due 2/28/2018[14]		5,000	4,919	4,927
417,851 Series D Preferred Stock Warrants (exercise price $1.1966)			105	227
			5,024	**5,154**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment[1][2][5][15]	Industry	Principal[8]	Cost	Fair Value
OnCourse Learning Corporation	Education services			
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 2/28/2019[14]		$95,000	$94,992	$95,164
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 2/28/2019[10][14]			(1)	—
200,000 Class A Units in CIP OCL Investments, LLC			2,544	2,839
			97,535	**98,003**
ShareThis, Inc.	Internet software & services			
Second Lien Term Loan, LIBOR+10.5% (1% floor) cash due 3/5/2018[14]		15,000	14,709	14,912
345,452 Series C Preferred Stock Warrants (exercise price $3.0395)			367	261
			15,076	**15,173**
Aegis Toxicology Sciences Corporation	Healthcare services			
Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 8/24/2021[14]		18,000	18,000	17,820
			18,000	**17,820**
Aptean, Inc.	Internet software & services			
Second Lien Term Loan, LIBOR+7.5% (1% floor) cash due 2/26/2021[14]		3,000	3,000	2,880
			3,000	**2,880**
Integrated Petroleum Technologies, Inc.	Oil & gas equipment services			
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 3/31/2019[14]		22,608	22,601	21,655
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 3/31/2019[10][14]			(1)	—
			22,600	**21,655**
Total Military Management, Inc.	Air freight and logistics			
Delayed Draw Term Loan, LIBOR+5.75% (1.25% floor) cash due 3/31/2019[14]		2,571	2,571	2,575
			2,571	**2,575**
ExamSoft Worldwide, Inc.	Internet software & services			
First Lien Term Loan, LIBOR+8% (1% floor) cash due 5/1/2019[14]		15,000	14,843	14,690
First Lien Revolver, LIBOR+8% (1% floor) cash due 5/1/2019[14]			—	—
180,707 Class C Units in ExamSoft Investor LLC			181	149
			15,024	**14,839**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment[(1)(2)(5)(15)]	Industry	Principal[(8)]	Cost	Fair Value
Language Line, LLC	Integrated telecommunication services			
Second Lien Term Loan, LIBOR+8.75% (1.75% floor) cash due 12/20/2016[(14)]		$ 6,600	$ 6,593	$ 6,551
			6,593	**6,551**
DigiCert, Inc.	Internet software & services			
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 6/2/2020[(14)]		42,000	42,000	41,288
			42,000	**41,288**
Puerto Rico Cable Acquisition Company Inc.	Cable & satellite			
Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 5/30/2019[(12)(14)]		27,000	27,000	26,663
			27,000	**26,663**
RCPDirect II, LP	Multi-sector holdings			
0.5% limited partnership interest[(12)]			100	100
			100	**100**
PR Wireless, Inc.[(12)]	Integrated telecommunication services			
First Lien Term Loan, LIBOR+9% (1% floor) cash due 6/27/2020[(14)]		12,942	12,695	11,648
118.4211 Common Stock Warrants (exercise price $0.01)			—	558
			12,695	**12,206**
Integral Development Corporation	Other diversified financial services			
First Lien Term Loan, LIBOR+9.5% (1% floor) cash due 7/10/2019[(14)]		15,000	14,893	14,897
1,078,284 Common Stock Warrants (exercise price $0.9274)			113	113
			15,006	**15,010**
Loftware, Inc.	Internet software & services			
Mezzanine Term Loan, 11% cash 1% PIK due 7/18/2020		6,028	6,028	6,035
300,000 Class A Common Units in RPLF Holdings, LLC			300	133
			6,328	**6,168**
Tectum Holdings, Inc.	Auto parts & equipment			
Second Lien Term Loan, LIBOR+8.75% (1% floor) cash due 1/28/2021[(14)]		15,000	15,000	15,022
			15,000	**15,022**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment[(1)(2)(5)(15)]	Industry	Principal[(8)]	Cost	Fair Value
TV Borrower US, LLC[(12)]	Integrated telecommunication services			
Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 7/8/2021[(14)]		$30,000	$30,000	$29,049
			30,000	**29,049**
Webster Capital III, L.P.	Multi-sector holdings			
0.754% limited partnership interest[(11)(12)]			—	—
			—	—
L Squared Capital Partners LLC	Multi-sector holdings			
2% limited partnership interest[(11)(12)]			—	—
			—	—
ERS Acquisition Corp.	Diversified support services			
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 9/10/2018[(14)]		40,000	40,000	40,030
			40,000	**40,030**
BeyondTrust Software, Inc.	Application software			
First Lien Term Loan LIBOR+7% (1% floor) cash due 9/25/2019[(14)]		65,207	65,158	64,779
First Lien Revolver, LIBOR+7% (1% floor) cash due 9/25/2019[(10)(14)]			(4)	—
4,500,000 Class A membership interests in BeyondTrust Holdings LLC			4,500	4,249
			69,654	**69,028**
Answers Corporation	Internet software & services			
First Lien Term Loan, LIBOR+5.25% (1% floor) cash due 10/1/2021[(14)]		5,000	4,976	4,788
Second Lien Term Loan, LIBOR+9% (1% floor) cash due 10/3/2022[(14)]		37,000	36,104	35,335
			41,080	**40,123**
Idera, Inc.	Internet software & services			
First Lien Term Loan, LIBOR+5.5% (0.5% floor) cash due 11/5/2020[(14)]		36,200	36,181	36,200
First Lien Revolver, LIBOR+5.5% (0.5% floor) cash due 11/5/2019[(10)(14)]			(1)	—
			36,180	**36,200**
GOBP Holdings Inc.	Food retail			
First Lien Term Loan, LIBOR+4.75% (1% floor) cash due 10/21/2021[(14)]		5,000	5,000	5,013
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 10/21/2022[(14)]		11,000	11,000	10,918
			16,000	**15,931**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment[(1)(2)(5)(15)]	Industry	Principal[(8)]	Cost	Fair Value
Kellermeyer Bergensons Services, LLC	Diversifiedsupport services			
First Lien Term Loan, LIBOR+5.00% (1% floor) cash due 10/29/2021[(14)]		$ 500	$ 500	$ 498
Second Lien Term Loan, LIBOR+8.50% (1% floor) cash due 4/29/2022[(14)]		13,300	13,300	13,234
			13,800	**13,732**
Dodge Data & Analytics LLC	Data processing & outsourced services			
First Lien Term Loan, LIBOR+8.75% (1% floor) cash due 10/31/2019[(14)]		20,000	20,000	20,000
			20,000	**20,000**
NAVEX Global, Inc.	Internet software & services			
First Lien Term Loan, LIBOR+4.75% (1% floor) cash due 11/19/2021[(14)]		6,000	6,000	5,940
Second Lien Term Loan, LIBOR+8.75% (1% floor) cash due 11/18/2022[(14)]		34,000	34,000	33,490
			40,000	**39,430**
Penn Foster, Inc.	Education services			
First Lien Term Loan, LIBOR+8.5% (1% floor) cash due 11/24/2019[(14)]		30,000	29,975	30,000
First Lien Revolver, LIBOR+8.5% (1% floor) cash due 11/24/2019[(14)]		68	64	68
			30,039	**30,068**
Tecomet Inc.	Healthcare equipment			
Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 12/5/2022[(14)]		17,000	16,001	16,065
			16,001	**16,065**
Metamorph US 3, LLC	Internet software & services			
First Lien Term Loan, LIBOR+5.5% (1% floor) cash due 12/1/2020[(14)]		25,000	24,976	25,000
First Lien Revolver, LIBOR+5.5% (1% floor) cash due 12/1/2020[(10)(14)]			(5)	—
			24,971	**25,000**
Schulman Associates Institutional Board Review, Inc.	Research & consulting services			
Second Lien Term Loan, LIBOR+8% (1% floor) cash due 6/3/2021[(14)]		17,000	17,000	17,000
			17,000	**17,000**
TransFirst Holdings Inc.	Consumer finance			
Second Lien Term Loan, LIBOR+8% (1% floor) cash due 11/11/2022[(14)]		4,900	4,900	4,852
			4,900	**4,852**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment(1)(2)(5)(15)	Industry	Principal(8)	Cost	Fair Value
Creganna Finance (US) LLC(12)	Healthcare services			
Second Lien Term Loan, LIBOR+8% (1% floor) cash due 6/1/2022(14)		$ 9,000	$ 9,000	$ 9,045
			9,000	**9,045**
Janrain, Inc.	Internet software & services			
Second Lien Term Loan, LIBOR+9% (1% floor) cash due 6/5/2018(14)		5,000	4,956	4,955
218,008 Series C Preferred Stock Warrants (exercise price $1.3761)			45	45
			5,001	**5,000**
TigerText, Inc.	Internet software & services			
Second Lien Term Loan, LIBOR+9.75% (1% floor) cash due 12/8/2017(14)		5,000	4,941	4,940
299,110 Series B Preferred Stock Warrants (exercise price $1.3373)			60	60
			5,001	**5,000**
Compuware Holdings, LLC	Internet software & services			
First Lien Term Loan B1, LIBOR+5.25% (1% floor) cash due 12/11/2019(14)		3,500	3,500	3,448
First Lien Term Loan B2, LIBOR+5.25% (1% floor) cash due 12/10/2021(14)		10,000	9,802	9,515
Bridge Loan, LIBOR+5.25% (1% floor) cash due 12/11/2015(14)		1,500	1,500	1,496
			14,802	**14,459**
Survey Sampling International, LLC	Research & consulting services			
First Lien Term Loan, LIBOR+5% (1% floor) cash due 12/31/2020(14)		2,500	2,500	2,478
Second Lien Term Loan, LIBOR+9% (1% floor) cash due 12/16/2021(14)		18,700	18,700	18,373
			21,200	**20,851**
Accuvant Finance, LLC	IT consulting & other services			
First Lien Term Loan, LIBOR+5.25% (1% floor) cash due 12/15/2021(14)		10,500	10,500	10,395
Second Lien Term Loan, LIBOR+9% (1% floor) cash due 12/15/2022(14)		9,000	9,000	9,045
			19,500	**19,440**
Abaco Energy Technologies LLC	Oil & gas equipment services			
First Lien Term Loan B, LIBOR+7% (1% floor) cash due 11/21/2020(14)		9,000	8,645	8,505
			8,645	**8,505**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

Portfolio Company/Type of Investment(1)(2)(5)(15)	Industry	Principal(8)	Cost	Fair Value
Ameritox Ltd.	Healthcareservices			
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 6/23/2019(14)		$115,700	$ 115,639	$ 115,700
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 6/23/2019(14)		4,267	4,260	4,267
			119,899	**119,967**
PSC Industrial Holdings Corp.	Diversified support services			
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 12/3/2021(14)		15,000	15,000	14,775
			15,000	**14,775**
TIBCO Software, Inc.	Internet software & services			
First Lien Revolver, LIBOR+4% cash due 11/25/2020(14)			—	—
			—	—
EOS Fitness Opco Holdings, LLC	Leisure facilities			
First Lien Term Loan, LIBOR+8.75% (0.75% floor) cash due 12/30/2019(14)		4,000	4,000	4,000
First Lien Revolver, LIBOR+8.75% (0.75% floor) cash due 12/30/2019(14)			—	—
487.5 Class A Preferred Units			488	488
12,500 Class B Common Units			13	13
			4,501	**4,501**
TrialCard Incorporated	Healthcare services			
First Lien Term Loan, LIBOR+5.25% (1% floor) cash due 12/31/2019(14)		36,200	36,164	36,199
First Lien Revolver, LIBOR+5.25% (1% floor) cash due 12/31/2019(10)(14)			(8)	—
			36,156	**36,199**
Total Non-Control/Non-Affiliate Investments (163.9% of net assets)			**$2,350,146**	**$2,303,152**
Total Portfolio Investments (193.6% of net assets)			**$2,768,939**	**$2,721,595**

(1) All debt investments are income producing unless otherwise noted. Equity is non-income producing unless otherwise noted.

(2) See Note 3 to the Consolidated Financial Statements for portfolio composition by geographic region.

(3) Control Investments are defined by the Investment Company Act of 1940 (“1940 Act”) as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

(4) Affiliate Investments are defined by the 1940 Act as investments in companies in which the Company owns between 5% and 25% of the voting securities.

(5) Equity ownership may be held in shares or units of companies related to the portfolio companies.

(6) Income producing through payment of dividends or distributions.

(7) Non-Control/Non-Affiliate Investments are defined by the 1940 Act as investments that are neither Control Investments nor Affiliate Investments.

(8) Principal includes accumulated PIK interest and is net of repayments.

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

(9) Interest rates have been adjusted on certain term loans and revolvers. These rate adjustments are temporary in nature due to tier pricing arrangements or financial or payment covenant violations in the original credit agreements, or permanent in nature per loan amendment or waiver documents. The table below summarizes these rate adjustments by portfolio company:

Portfolio Company	Effective date	Cash interest	PIK interest	Reason
JTC Education, Inc.	November 25, 2014	-13.25% on Term Loan	+13.25% on Term Loan	Per loan amendment
Refac Optical Group	August 22, 2014	+1.0% on Revolver	+1.0% on Term Loan A +1.0% on Term Loan B +1.0% on Term Loan C	Per loan amendment
EducationDynamics, LLC	August 14, 2014	-12.0% on Term Loan	+12.0% on Term Loan	Per loan amendment
Cenegenics, LLC	August 14, 2014		+2.0% on Term Loan	Per loan amendment
Credit Infonet, Inc.	July 1, 2014	-1.25% on Term Loan	+1.25% on Term Loan	Per loan amendment
Dominion Diagnostics, LLC	April 8, 2014		- 1.0% on Term Loan	Per loan amendment
Phoenix Brands Merger Sub LLC	April 1, 2014	+ 0.75% on Senior Term Loan and Revolver - 10% on Subordinated Term Loan	+ 12.75% on Subordinated Term Loan	Per loan amendment
Discovery Practice Management, Inc.	November 4, 2013	+ 2.25% on Term Loan A - 1.0% on Revolver		Per loan amendment
TransTrade Operators, Inc.	August 1, 2014	- 11.0% on Term Loan	+ 7.0% on Term Loan	Per loan amendment
HealthDrive Corporation	October 1, 2013	- 1.0% on Term Loan A - 3.0% on Term Loan B	+ 3.0% on Term Loan A + 4.0% on Term Loan B	Per loan amendment
Ansira Partners, Inc.	June 30, 2013	- 0.5% on Revolver		Tier pricing per loan agreement
Physicians Pharmacy Alliance, Inc.	April 1, 2013	+ 1.0% on Term Loan	+ 1.0% on Term Loan	Per loan agreement
Deltek, Inc.	February 1, 2013	- 1.0% on Revolver		Per loan amendment
CCCG, LLC	November 15, 2012	+ 0.5% on Term Loan	+ 1.0% on Term Loan	Per loan amendment
Yeti Acquisition, LLC	October 1, 2012	- 1.0% on Term Loan A, Term Loan B and Revolver		Tier pricing per loan agreement

(10) Investment has undrawn commitments and a negative cost basis as a result of unamortized fees. Unamortized fees are classified as unearned income which reduces cost basis.

(11) Represents an unfunded commitment to fund limited partnership interest. See Note 3 to the Consolidated Financial Statements.

(12) Investment is not a ''qualifying asset'' as defined under Section 55(a) of the 1940 Act, in whole or in part.

(13) The sale of a portion of this loan does not qualify for sale accounting under ASC Topic 860 — *Transfers and Servicing*, and therefore, the entire debt investment remains in the Schedule of Investments. (See Note 15 in the accompanying notes to the Consolidated Financial Statements.)

(14) The principal balance outstanding for all floating rate loans is indexed to LIBOR and an alternate base rate (e.g., prime rate), which typically resets semi-annually, quarterly, or monthly at the borrower's option. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the Company has provided the applicable margin over LIBOR based on each respective credit agreement.

(15) Each of the Company's investments are pledged as collateral under one or more of its credit facilities. A single investment may be divided into parts that are individually pledged as collateral to separate credit facilities.

(16) The Company, through its investments in HFG Holdings, LLC, acquired a majority equity interest in Healthcare Finance Group, LLC, which provides financing to healthcare companies. The fair value of the Company's debt and equity investments in HFG Holdings approximates the fair value of HFG Holdings' equity investment in Healthcare Finance Group, LLC.

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
December 31, 2014
(unaudited)

(17) As defined in the 1940 Act, the Company is deemed to be both an ''Affiliated Person'' of and to ''Control'' this portfolio company as the Company owns more than 25% of the portfolio company's outstanding voting securities or has the power to exercise control over management or policies of such portfolio company (including through a management agreement). See Schedule 12-14 in the accompanying notes to the consolidated financial statements for transactions during the three months ended December 31, 2014 in which the issuer was both an Affiliated Person and a portfolio company that the Company is deemed to control.

Fifth Street Finance Corp.

Consolidated Schedule of Investments
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment[(1)(2)(5)(15)]	Industry	Principal[(8)]	Cost	Fair Value
Control Investments[(3)]				
Traffic Solutions Holdings, Inc.	Construction and engineering			
Second Lien Term Loan, 12% cash 3% PIK due 12/31/2016		$14,942	$ 14,925	$ 14,905
LC Facility, 8.5% cash due 12/31/2016[(10)]			(6)	—
746,114 Series A Preferred Units			14,460	17,564
746,114 Common Stock Units			5,316	6,113
			34,695	**38,582**
TransTrade Operators, Inc.[(9)]	Air freight and logistics			
First Lien Term Loan, 11% cash 3% PIK due 5/31/2016		15,572	15,572	11,109
First Lien Revolver, 8% cash due 5/31/2016			—	—
596.67 Series A Common Units			—	—
1,403,922 Series A Preferred Units in TransTrade Holdings LLC			2,000	—
5,200,000 Series B Preferred Units in TransTrade Holding LLC			5,200	—
			22,772	**11,109**
HFG Holdings, LLC[(16)]	Specialized finance			
First Lien Term Loan, 6% cash 4% PIK due 6/10/2019		96,378	96,378	96,935
875,933 Class A Units			22,347	31,786
			118,725	**128,721**
First Star Aviation, LLC	Airlines			
First Lien Term Loan, 9% cash 3% PIK due 1/9/2018		16,840	16,840	16,556
10,104,401 Common Units[(6)]			10,105	10,328
			26,945	**26,884**
First Star Speir Aviation 1 Limited[(12)]	Airlines			
First Lien Term Loan, 9% cash due 12/15/2015		60,773	60,773	61,155
2,058,411.64 Common Units[(6)]			2,058	3,572
			62,831	**64,727**
First Star Bermuda Aviation Limited[(12)]	Airlines			
First Lien Term Loan, 9% cash 3% PIK due 8/19/2018		35,045	35,045	35,606
4,293,736 Common Units			4,294	5,839
			39,339	**41,445**
Eagle Hospital Physicians, LLC	Healthcare services			
First Lien Term Loan A, 8% PIK due 8/1/2016		12,088	12,088	11,924
First Lien Term Loan B, 8.1% PIK due 8/1/2016		3,301	3,301	3,262
First Lien Revolver, 8% cash due 8/1/2016		2,847	2,847	2,847
4,100,000 Class A Common Units			4,100	5,738
			22,336	**23,771**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment[(1)(2)(5)(15)]	Industry	Principal[(8)]	Cost	Fair Value
Senior Loan Fund JV I, LLC[(12)(17)]	Multi-sector holdings			
Subordinated Notes, LIBOR+8% cash due 5/2/2021[(14)]		$53,984	$ 53,984	$ 53,984
87.5% LLC equity interest			5,998	5,649
			59,982	**59,633**
Total Control Investments (26.7% of net assets)			**$387,625**	**$394,872**
Affiliate Investments[(4)]				
Caregiver Services, Inc.	Healthcare services			
Second Lien Term Loan, 10% cash 2% PIK due 6/30/2019		$ 9,145	$ 9,145	$ 9,062
1,080,399 shares of Series A Preferred Stock			1,080	3,805
			10,225	**12,867**
AmBath/ReBath Holdings, Inc.	Home improvement retail			
First Lien Term Loan A, LIBOR+7% (3% floor) cash due 4/30/2016[(14)]		1,206	1,203	1,222
First Lien Term Loan B, 12.5% cash 2.5% PIK due 4/30/2016		26,337	26,329	26,032
4,668,788 Shares of Preferred Stock			—	643
			27,532	**27,897**
Total Affiliate Investments (2.8% of net assets)			**$ 37,757**	**$ 40,764**
Non-Control/Non-Affiliate Investments[(7)]				
Fitness Edge, LLC	Leisure facilities			
1,000 Common Units[(6)]			$ 43	$ 190
			43	**190**
Thermoforming Technology Group LLC	Industrial machinery			
33,786 shares of Common Stock			849	819
			849	**819**
HealthDrive Corporation[(9)]	Healthcare services			
First Lien Term Loan A, 10% cash due 12/31/15		$ 4,325	4,323	4,287
First Lien Term Loan B, 12% cash 1% PIK due 12/31/15		11,376	11,376	11,373
First Lien Revolver, 12% cash due 12/31/15		2,266	2,266	2,266
			17,965	**17,926**
Cenegenics, LLC[(9)]	Healthcare services			
First Lien Term Loan, 9.75% cash due 9/30/2019		32,014	31,982	32,015
414,419 Common Units[(6)]			598	1,019
			32,580	**33,034**
Riverlake Equity Partners II, LP	Multi-sector holdings			
1.78% limited partnership interest[(12)]			642	492
			642	**492**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment[1][2][5][15]	Industry	Principal[8]	Cost	Fair Value
Riverside Fund IV, LP	Multi-sector holdings			
0.34% limited partnership interest[6][12]			$ 643	$ 629
			643	**629**
JTC Education, Inc.[9]	Education services			
Subordinated Term Loan, 13% cash due 11/1/2017		$14,500	14,436	14,449
17,391 Shares of Series A-1 Preferred Stock			313	89
17,391 Shares of Common Stock			187	—
			14,936	**14,538**
Psilos Group Partners IV, LP	Multi-sector holdings			
2.35% limited partnership interest[11][12]			—	—
			—	—
Mansell Group, Inc.	Advertising			
First Lien Term Loan A, LIBOR+7% (3% floor) cash due 12/31/2015		5,046	5,023	5,028
First Lien Term Loan B, LIBOR+9% (3% floor) cash 1.5% PIK due 12/31/2015		9,568	9,546	9,537
			14,569	**14,565**
Enhanced Recovery Company, LLC	Diversified support services			
First Lien Term Loan A, LIBOR+7% (2% floor) cash due 8/13/2015[14]		10,750	10,688	10,705
First Lien Term Loan B, LIBOR+10% (2% floor) cash 1% PIK due 8/13/2015[14]		16,013	15,957	15,983
First Lien Revolver, LIBOR+7% (2% floor) cash due 8/13/2015[14]		500	479	500
			27,124	**27,188**
Welocalize, Inc.	Internet software & services			
3,393,060 Common Units in RPWL Holdings, LLC			3,393	5,835
			3,393	**5,835**
Miche Bag, LLC[9]	Apparel, accessories & luxury goods			
First Lien Term Loan B, LIBOR+10% (3% floor) cash 3% PIK due 12/7/2015[14]		17,936	16,778	5,856
First Lien Revolver, LIBOR+7% (3% floor) cash due 12/7/2015[14]		1,000	974	500
10,371 shares of series A preferred equity interest			1,037	—
1,358.854 shares of series C preferred equity interest			136	—
146,289 shares of series D common equity interest			1,463	—
			20,388	**6,356**
Bunker Hill Capital II (QP), L.P.	Multi-sector holdings			
0.51% limited partnership interest[12]			368	254
			368	**254**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment[(1)(2)(5)(15)]	Industry	Principal[(8)]	Cost	Fair Value
Drugtest, Inc.[(9)]	Human resources & employment services			
First Lien Term Loan A, LIBOR+7.5% (0.75% floor) cash due 6/27/2018[(14)]		$13,297	$13,211	$13,406
First Lien Term Loan B, LIBOR+10% (1% floor) cash 1.5% PIK due 6/27/2018[(14)]		13,395	13,356	13,344
First Lien Revolver, LIBOR+6% (1% floor) cash due 6/27/2018[(10)(14)]			(19)	—
Acquisition Line, LIBOR+5.75% cash due 6/27/2015[(14)]		9,100	9,100	9,100
			35,648	**35,850**
Physicians Pharmacy Alliance, Inc.[(9)]	Healthcare services			
First Lien Term Loan, LIBOR+9% cash 1.5% PIK due 1/4/2016		10,823	10,722	10,794
			10,722	**10,794**
Cardon Healthcare Network, LLC	Diversified support services			
69,487 Class A Units			265	602
			265	**602**
Phoenix Brands Merger Sub LLC[(9)]	Household products			
Senior Term Loan, LIBOR+5% (1.5% floor) cash due 1/31/2016[(14)]		3,675	3,632	3,524
Subordinated Term Loan, 10% cash 3.875% PIK due 2/1/2017		31,590	31,389	30,154
First Lien Revolver, LIBOR+5% (1.5% floor) cash due 1/31/2016[(14)]		3,000	2,955	3,000
			37,976	**36,678**
CCCG, LLC[(9)]	Oil & gas equipment services			
First Lien Term Loan, LIBOR+8% (1.75% floor) cash 1% PIK due 12/29/2017[(14)]		34,572	34,259	30,309
First Lien Revolver, LIBOR+5.5% (1.75% floor) cash due 12/29/2017[(14)]			—	—
			34,259	**30,309**
Maverick Healthcare Group, LLC	Healthcare equipment			
First Lien Term Loan A, LIBOR+5.5% cash (1.75% floor) cash due 12/31/2016[(14)]		16,722	16,165	16,576
First Lien Term Loan B, LIBOR+9% cash (1.75% floor) cash due 12/31/2016[(14)]		38,500	38,243	38,256
CapEx Line, LIBOR+5.75% (1.75% floor) cash due 12/31/2016[(14)]		1,260	1,160	1,255
			55,568	**56,087**
Refac Optical Group[(9)]	Specialty stores			
First Lien Term Loan A, LIBOR+7.5% cash due 9/30/2018[(14)]		21,950	21,832	21,643
First Lien Term Loan B, LIBOR+8.5% cash, 1.75% PIK due 9/30/2018[(14)]		33,408	33,161	32,707
First Lien Term Loan C, 12% cash due 9/30/2018		3,405	3,405	3,401

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(15)	Industry	Principal(8)	Cost	Fair Value
First Lien Revolver, LIBOR+7.5% cash due 9/30/2018(14)		$ 1,600	$ 1,557	$ 1,600
1,550.9435 Shares of Common Stock in Refac Holdings, Inc.			1	—
550.9435 Series A-2 Preferred Stock in Refac Holdings, Inc.			305	—
1,000 Series A Preferred Stock in Refac Holdings, Inc.			999	134
			61,260	**59,485**
Charter Brokerage, LLC	Oil & gas equipment services			
Senior Term Loan, LIBOR+6.5% (1.5% floor) cash due 10/10/2016(14)		27,215	27,166	27,198
Mezzanine Term Loan, 11.75% cash 2% PIK due 10/10/2017		12,217	12,182	12,190
Senior Revolver, LIBOR+6.5% (1.5% floor) cash due 10/10/2016(10)(14)			(26)	—
			39,322	**39,388**
Baird Capital Partners V, LP	Multi-sector holdings			
0.4% limited partnership interest(6)(12)			826	753
			826	**753**
Discovery Practice Management, Inc.(9)	Healthcare services			
Senior Term Loan, LIBOR+9.75% cash due 11/4/2018(14)		19,787	19,707	20,323
Senior Revolver, LIBOR+6% cash due 11/4/2018(14)		1,500	1,484	1,500
Capex Line, LIBOR+7% cash due 11/4/2018(14)		750	750	750
			21,941	**22,573**
Milestone Partners IV, L.P.	Multi-sector holdings			
0.85% limited partnership interest(6)(12)			1,131	1,118
			1,131	**1,118**
National Spine and Pain Centers, LLC	Healthcare services			
Mezzanine Term Loan, 11% cash 1.6% PIK due 9/27/2017		29,740	29,607	29,726
317,282.97 Class A Units(6)			317	609
			29,924	**30,335**
RCPDirect, L.P.	Multi-sector holdings			
0.91% limited partnership interest(6)(12)			656	787
			656	**787**
The MedTech Group, Inc.(9)	Healthcare equipment			
Senior Term Loan, LIBOR+5.5% (1.5% floor) cash due 9/7/2016(14)		7,460	7,415	7,427
			7,415	**7,427**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(15)	Industry	Principal(8)	Cost	Fair Value
Digi-Star Acquisition Holdings, Inc.	Industrial machinery			
Subordinated Term Loan, 12% cash 1.5% PIK due 11/18/2017		$16,698	$16,632	$16,673
264.37 Class A Preferred Units			115	122
2,954.87 Class A Common Units(6)			36	478
			16,783	**17,273**
CRGT, Inc.	IT consulting & other services			
Mezzanine Term Loan, 12.5% cash 3% PIK due 3/9/2018		27,566	27,421	27,741
			27,421	**27,741**
Riverside Fund V, L.P.	Multi-sector holdings			
0.48% limited partnership interest(6)(12)			578	390
			578	**390**
World 50, Inc.	Research & consulting services			
Senior Term Loan A, LIBOR+6.25% (1.5% floor) cash due 3/30/2017(14)		7,947	7,880	7,956
Senior Term Loan B, 12.5% cash due 3/30/2017		7,000	6,958	7,006
Senior Revolver, LIBOR+6.25% (1.5% floor) cash due 3/30/2017(10)(14)			(30)	—
			14,808	**14,962**
ACON Equity Partners III, LP	Multi-sector holdings			
0.13% limited partnership interest(6)(12)			498	447
			498	**447**
BMC Acquisition, Inc.	Other diversified financial services			
500 Series A Preferred Shares			499	604
50,000 Common Shares			1	1
			500	**605**
Ansira Partners, Inc.(9)	Advertising			
First Lien Term Loan, LIBOR+5.5% (1.5% floor) cash due 5/4/2017(14)		5,329	5,286	5,321
First Lien Revolver, LIBOR+5.5% (1.5% floor) cash due 5/4/2017(10)(14)			(5)	—
250 Preferred Units & 250 Class A Common Units of Ansira Holdings, LLC			250	331
			5,531	**5,652**
Edmentum, Inc.	Education services			
Second Lien Term Loan, LIBOR+9.75% (1.5% floor) cash due 5/17/2019(14)		17,000	17,000	16,815
			17,000	**16,815**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(15)	Industry	Principal(8)	Cost	Fair Value
I Drive Safely, LLC	Education services			
75,000 Class A Common Units of IDS Investments, LLC			$ 1,000	$ 902
			1,000	**902**
Yeti Acquisition, LLC(9)	Leisure products			
First Lien Term Loan A, LIBOR+8% (1.25% floor) cash due 6/15/2017(14)		$11,007	10,978	11,010
First Lien Term Loan B, LIBOR+11.25% (1.25% floor) cash 1% PIK, due 6/15/2017(14)		8,290	8,278	8,287
First Lien Revolver, LIBOR+8% (1.25% floor) cash due 6/15/2017(10)(14)			(10)	—
1,500 Common Stock Units of Yeti Holdings, Inc.			1,500	4,286
			20,746	**23,583**
Specialized Education Services, Inc.	Education services			
First Lien Term Loan A, LIBOR+7% (1.5% floor) cash due 6/28/2017(14)		8,554	8,554	8,411
Subordinated Term Loan B, 11% cash 1.5% PIK due 6/28/2018		18,112	18,112	17,903
			26,666	**26,314**
Vitalyst Holdings, Inc. (formerly known as PC Helps Support, LLC)	IT consulting & other services			
Subordinated Term Loan, 12% cash 1.5% PIK due 9/5/2018		19,092	19,092	18,999
675 Series A Preferred Units of PCH Support Holdings, Inc.			675	807
7,500 Class A Common Stock Units of PCH Support Holdings, Inc.			75	—
			19,842	**19,806**
Olson + Co., Inc.(9)	Advertising			
First Lien Term Loan, LIBOR+5.5% (1.5% floor) cash due 9/30/2017(14)		8,556	8,556	8,553
First Lien Revolver, LIBOR+5.5% (1.5% floor) cash due 9/30/2017(14)			—	—
			8,556	**8,553**
Beecken Petty O'Keefe Fund IV, L.P.	Multi-sector holdings			
0.5% limited partnership interest(12)			567	525
			567	**525**
Deltek, Inc.(9)	IT consulting & other services			
Second Lien Term Loan, LIBOR+8.75% (1.25% floor) cash due 10/10/2019(14)		25,000	25,000	25,127
First Lien Revolver, LIBOR+4.75% (1.25% floor) cash due 10/10/2017(14)			—	—
			25,000	**25,127**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(15)	Industry	Principal(8)	Cost	Fair Value
First American Payment Systems, LP	Diversified support services			
Second Lien Term Loan, LIBOR+9.5% (1.25% floor) cash due 4/12/2019(14)		$23,304	$23,304	$23,190
First Lien Revolver, LIBOR+4.5% (1.25% floor) cash due 10/12/2017(14)			—	—
			23,304	**23,190**
Dexter Axle Company	Auto parts & equipment			
1,500 Common Shares in Dexter Axle Holding Company			1,500	2,507
			1,500	**2,507**
Comprehensive Pharmacy Services LLC	Pharmaceuticals			
Mezzanine Term Loan, 11.25% cash 1.5% PIK due 11/30/2019		14,362	14,362	14,342
20,000 Common Shares in MCP CPS Group Holdings, Inc.			2,000	2,570
			16,362	**16,912**
Garretson Firm Resolution Group, Inc.	Diversified support services			
First Lien Senior Term Loan, LIBOR+5% (1.25% floor) cash due 12/20/2018(14)		6,984	6,984	6,975
Mezzanine Term Loan, 11% cash 1.5% PIK due 6/20/2019		5,095	5,095	5,100
First Lien Revolver, LIBOR+5% (1.25% floor) cash due 12/20/2017(14)		391	391	391
4,950,000 Preferred Units in GRG Holdings, LP			495	432
50,000 Common Units in GRG Holdings, LP			5	—
			12,970	**12,898**
Teaching Strategies, LLC	Education services			
First Lien Term Loan A, LIBOR+6% (1.25% floor) cash due 12/21/2017(14)		46,360	46,355	46,360
First Lien Term Loan B, LIBOR+8.35% (1.25% floor) cash 3.15% PIK due 12/21/2017(14)		27,975	27,973	27,976
First Lien Revolver, LIBOR+6% (1.25% floor) cash due 12/21/2017(10)(14)			(1)	—
			74,327	**74,336**
Omniplex World Services Corporation	Security & alarm services			
Subordinated Term Loan, 12.25% cash 1.25% PIK due 12/21/2018		12,785	12,785	12,681
500 units Class A Common Units in Omniplex Holdings Corp.			500	575
			13,285	**13,256**
Dominion Diagnostics, LLC(9)	Healthcare services			
Subordinated Term Loan, 11% cash 2% PIK due 12/21/2018		15,990	15,990	16,053
			15,990	**16,053**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(15)	Industry	Principal(8)	Cost	Fair Value
Affordable Care, Inc.	Healthcare services			
Second Lien Term Loan, LIBOR+9.25% (1.25% floor) cash due 12/26/2019(14)		$ 21,500	$ 21,500	$ 21,656
			21,500	**21,656**
Aderant North America, Inc.	Internet software & services			
Second Lien Term Loan, LIBOR+8.75% (1.25% floor) cash due 6/20/2019(14)		7,000	7,000	7,036
			7,000	**7,036**
AdVenture Interactive, Corp.	Advertising			
First Lien Term Loan, LIBOR+6.75% (1.25% floor) cash due 3/22/2018(13)(14)		108,989	108,968	109,249
First Lien Revolver, LIBOR+6.75% (1.25% floor) cash due 3/22/2018(10)(14)			(1)	—
2,000 Preferred Units of AVI Holdings, L.P.			1,811	1,325
			110,778	**110,574**
CoAdvantage Corporation	Human resources & employment services			
Mezzanine Term Loan, 11.5% cash 1.25% PIK due 12/31/2018		14,893	14,893	14,934
50,000 Class A Units in CIP CoAdvantage Investments LLC			557	701
			15,450	**15,635**
EducationDynamics, LLC(9)	Education services			
Mezzanine Term Loan, 12% cash 6% PIK due 1/16/2017		12,462	12,462	12,035
			12,462	**12,035**
Sterling Capital Partners IV, L.P.	Multi-sector holdings			
0.2% limited partnership interest(6)(12)			874	761
			874	**761**
Devicor Medical Products, Inc.	Healthcare equipment			
First Lien Term Loan, LIBOR+5% (2% floor) cash due 7/8/2015(14)		12,785	12,785	12,782
			12,785	**12,782**
RP Crown Parent, LLC	Application software			
First Lien Revolver, LIBOR+5.5% (1.25% floor) cash due 12/21/2017(10)(14)			(472)	—
			(472)	**—**
Advanced Pain Management	Healthcare services			
First Lien Term Loan, LIBOR+8.5% (1.25% floor) cash due 2/26/2018(14)		24,000	24,000	23,914
			24,000	**23,914**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment[1][2][5][15]	Industry	Principal[8]	Cost	Fair Value
Rocket Software, Inc.	Internet software & services			
Second Lien Term Loan, LIBOR+8.75% (1.5% floor) cash due 2/8/2019[14]		$10,475	$10,443	$10,452
			10,443	**10,452**
TravelClick, Inc.	Internet software & services			
First Lien Term Loan, LIBOR+4.5% (1% floor) cash due 5/6/2019		4,988	4,988	4,994
Second Lien Term Loan, LIBOR+7.75% (1% floor) cash due 11/8/2021[14]		10,000	10,000	9,971
			14,988	**14,965**
Pingora MSR Opportunity Fund I-A, LP	Thrift & mortgage finance			
1.9% limited partnership interest[12]			4,056	3,966
			4,056	**3,966**
Credit Infonet, Inc.[9]	Data processing & outsourced services			
Subordinated Term Loan, 12.25% cash 1.25% PIK due 10/26/2018		13,292	13,292	13,387
			13,292	**13,387**
2Checkout.com, Inc.	Diversified support services			
First Lien Revolver, LIBOR+5% cash due 6/26/2016[14]		2,150	2,148	2,150
			2,148	**2,150**
Meritas Schools Holdings, LLC	Education services			
First Lien Term Loan, LIBOR+5.75% (1.25% floor) cash due 6/25/2019[14]		8,345	8,345	8,336
Second Lien Term Loan, LIBOR+9% (1% floor) cash due 1/23/2021[14]		19,500	19,500	19,493
			27,845	**27,829**
Chicago Growth Partners III, LP	Multi-sector holdings			
0.5% limited partnership interest[11][12]			—	—
			—	—
Royal Adhesives and Sealants, LLC	Specialty chemicals			
Second Lien Term Loan, LIBOR+8.5% (1.25% floor) cash due 1/31/2019[11][14]		13,500	13,500	13,580
			13,500	**13,580**
Bracket Holding Corp.	Healthcare services			
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 2/15/2020[14]		32,000	32,000	31,767
50,000 Common Units in AB Group Holdings, LP			500	294
			32,500	**32,061**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment[1][2][5][15]	Industry	Principal[8]	Cost	Fair Value
Salus CLO 2012-1, Ltd.	Asset management & custody banks			
Class F Deferrable Notes – A, LIBOR+11.5% cash due 3/5/2021[12][14]		$ 7,500	$ 7,500	$ 7,500
Class F Deferrable Notes – B, LIBOR+10.85% cash due 3/5/2021[12][14]		22,000	22,000	22,000
			29,500	**29,500**
HealthEdge Software, Inc.	Application software			
Second Lien Term Loan, 12% cash due 9/30/2018		17,500	17,320	17,463
482,453 Series A-3 Preferred Stock Warrants (exercise price $1.450918)			213	722
			17,533	**18,185**
InMotion Entertainment Group, LLC	Consumer electronics			
First Lien Term Loan, LIBOR+7.75% (1.25% floor) cash due 10/1/2018[14]		13,813	13,813	13,872
First Lien Revolver, LIBOR+6.75% (1.25% floor) cash due 10/1/2018[14]		4,179	4,179	4,179
CapEx Line, LIBOR+7.75% (1.25% floor) cash due 10/1/2018[14]			—	—
1,000,000 Class A Units in InMotion Entertainment Holdings, LLC			1,000	1,169
			18,992	**19,220**
BMC Software Finance, Inc.	Application software			
First Lien Revolver, LIBOR+4% (1% floor) cash due 9/10/2018			—	—
			—	**—**
CT Technologies Intermediate Holdings, Inc.	Healthcare services			
Second Lien Term Loan, LIBOR+8% (1.25% floor) cash due 10/4/2020[14]		12,000	12,000	11,920
			12,000	**11,920**
Thing5, LLC	Data processing & outsourced services			
First Lien Term Loan, LIBOR+7% (1% floor) cash due 10/11/2018[13][14]		45,000	45,000	44,780
First Lien Revolver, LIBOR+7% (1% floor) cash due 10/11/2018[14]			—	—
2,000,000 in T5 Investment Vehicle, LLC[6]			2,000	1,667
			47,000	**46,447**
Epic Health Services, Inc.	Healthcare services			
Second Lien Term Loan, LIBOR+8% (1.25% floor) cash due 10/18/2019[14]		25,000	25,000	24,877
			25,000	**24,877**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment[1][2][5][15]	Industry	Principal[8]	Cost	Fair Value
Kason Corporation	Industrial machinery			
Mezzanine Term Loan, 11.5% cash 1.75% PIK due 10/28/2019		$ 5,695	$ 5,695	$ 5,630
450 Class A Preferred Units in Kason Investment, LLC			450	396
5,000 Class A Common Units in Kason Investment, LLC			50	—
			6,195	**6,026**
First Choice ER, LLC	Healthcare services			
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 10/31/2018[14]		55,000	55,000	55,457
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 10/31/2018[14]			—	—
First Lien Delayed Draw, LIBOR+7.5% (1% floor) cash due 4/30/2015[14]		25,000	25,000	25,067
			80,000	**80,524**
SPC Partners V, L.P.	Multi-sector holdings			
0.571% limited partnership interest[6][12]			585	521
			585	**521**
Systems Maintenance Services Holdings, Inc.	IT consulting & other services			
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 10/18/2020[14]		24,000	24,000	24,353
			24,000	**24,353**
P2 Upstream Acquisition Co.	Application software			
First Lien Revolver, L+4% (1% floor) cash due 10/31/2018			—	—
			—	**—**
Vandelay Industries Merger Sub, Inc.	Industrial machinery			
Second Lien Term Loan, 10.75% cash 1% PIK due 11/12/2019		27,001	27,001	27,251
2,500,000 Class A Common Units in Vandelay Industries, L.P.			2,500	3,461
			29,501	**30,712**
Vitera Healthcare Solutions, LLC	Healthcare technology			
First Lien Term Loan, LIBOR+5% (1% floor) cash due 11/4/2020[14]			—	—
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 11/4/2021[14]		8,000	8,000	8,083
			8,000	**8,083**
SugarSync, Inc.	Internet software & services			
First Lien Term Loan, LIBOR+10% (0.5% floor) cash due 11/18/2016[14]		6,500	6,500	6,500
			6,500	**6,500**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment[1][2][5][15]	Industry	Principal[8]	Cost	Fair Value
The Active Network, Inc.	Internet software & services			
Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 11/15/2021[14]		$13,600	$13,600	$13,609
			13,600	**13,609**
OmniSYS Acquisition Corporation	Diversified support services			
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 11/21/2018[14]		10,670	10,666	10,611
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 11/21/2018[14]			—	—
100,000 Common Units in OSYS Holdings, LLC			1,000	961
			11,666	**11,572**
All Web Leads, Inc.	Advertising			
First Lien Term Loan, LIBOR+8% (1% floor) cash due 11/26/2018[14]		25,050	25,047	24,864
First Lien Revolver, LIBOR+8% (1% floor) cash due 11/26/2018[14]			—	—
			25,047	**24,864**
Moelis Capital Partners Opportunity Fund I-B, LP	Multi-sector holdings			
1.0% limited partnership interest[6][12]			715	677
			715	**677**
Aden & Anais Merger Sub, Inc.	Apparel, accessories & luxury goods			
Mezzanine Term Loan, 10% cash 2% PIK due 6/23/2019		12,189	12,189	12,330
30,000 Common Units in Aden & Anais Holdings, Inc.			3,000	3,973
			15,189	**16,303**
Lift Brands Holdings Inc.	Leisure facilities			
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 12/23/2019[14]		43,721	43,708	43,474
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 12/23/2019[14]		3,500	3,497	3,500
2,000,000 Class A Common Units in Snap Investments, LLC			2,000	2,142
			49,205	**49,116**
Tailwind Capital Partners II, L.P.	Multi-sector holdings			
0.3% limited partnership interest[6][12]			274	274
			274	**274**
Long's Drugs Incorporated	Pharmaceuticals			
Mezzanine Term Loan, 11% cash 1% PIK due 1/31/2020		9,519	9,518	9,530
50 Series A Preferred Shares in Long's Drugs Incorporated			500	548
			10,018	**10,078**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment[(1)(2)(5)(15)]	Industry	Principal[(8)]	Cost	Fair Value
American Cadastre, LLC	Systems software			
First Lien Revolver, LIBOR+5% (1% floor) cash due 8/14/2015[(14)]		$ 5,595	$ 5,592	$ 5,345
			5,592	**5,345**
Five9, Inc.	Internet software & services			
Second Lien Term Loan, LIBOR+9% (1% floor) cash due 2/20/2019[(14)]		20,000	19,721	20,294
118,577 Common Stock Warrants (exercise price $10.12)			321	69
			20,042	**20,363**
Crealta Pharmaceuticals LLC	Pharmaceuticals			
Second Lien Term Loan, 12.75% cash due 8/21/2020		20,000	20,000	19,640
			20,000	**19,640**
Conviva Inc.	Application software			
First Lien Term Loan, LIBOR+8.75% (1% floor) cash due 2/28/2018[(14)]		5,000	4,913	4,998
417,851 Series D Preferred Stock Warrants (exercise price $1.1966)			104	79
			5,017	**5,077**
OnCourse Learning Corporation	Education services			
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 2/28/2019[(14)]		55,000	54,969	55,154
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 2/28/2019[(14)]		2,000	1,998	2,000
200,000 Class A Units in CIP OCL Investments, LLC			2,000	1,755
			58,967	**58,909**
ShareThis, Inc.	Internet software & services			
Second Lien Term Loan, LIBOR+10.5% (1% floor) cash due 3/5/2018[(14)]		15,000	14,686	15,115
345,452 Series C Preferred Stock Warrants (exercise price $3.0395)			367	282
			15,053	**15,397**
Aegis Toxicology Sciences Corporation	Healthcare services			
Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 8/24/2021[(14)]		18,000	18,000	18,044
			18,000	**18,044**
Aptean, Inc.	Internet software & services			
Second Lien Term Loan, LIBOR+7.5% (1% floor) cash due 2/26/2021[(14)]		3,000	3,000	3,020
			3,000	**3,020**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(15)	Industry	Principal(8)	Cost	Fair Value
Integrated Petroleum Technologies, Inc.	Oil & gas equipment services			
First Lien Term Loan, LIBOR+7.5% (1% floor) cash due 3/31/2019(14)		$22,752	$22,734	$22,873
First Lien Revolver, LIBOR+7.5% (1% floor) cash due 3/31/2019(10)(14)			(3)	—
			22,731	**22,873**
Total Military Management, Inc.	Air freight and logistics			
First Lien Term Loan, LIBOR+5.75% (1.25% floor) cash due 3/31/2019(14)		9,750	9,750	9,759
Delayed Draw Term Loan, LIBOR+5.75% (1.25% floor) cash due 3/31/2019(14)			—	—
First Lien Revolver, LIBOR+5.75% (1.25% floor) cash due 3/31/2019(14)			—	—
			9,750	**9,759**
ExamSoft Worldwide, Inc.	Internet software & services			
First Lien Term Loan, LIBOR+8% (1% floor) cash due 5/1/2019(14)		15,000	14,834	14,992
First Lien Revolver, LIBOR+8% (1% floor) cash due 5/1/2019(14)			—	—
180,707 Class C Units in ExamSoft Investor LLC			181	17
			15,015	**15,009**
Language Line, LLC	Integrated telecommunication services			
Second Lien Term Loan, LIBOR+8.75% (1.75% floor) cash due 12/20/2016(14)		6,600	6,592	6,605
			6,592	**6,605**
DigiCert, Inc.	Internet software & services			
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 6/2/2020(14)		42,000	42,000	42,010
			42,000	**42,010**
Puerto Rico Cable Acquisition Company Inc.	Cable & satellite			
Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 5/30/2019(12)(14)		27,000	27,000	27,019
			27,000	**27,019**
RCPDirect II, LP	Multi-sector holdings			
0.5% limited partnership interest(12)			10	10
			10	**10**
PR Wireless, Inc.(12)	Integrated telecommunication services			
First Lien Term Loan, LIBOR+9% (1% floor) cash due 6/27/2020(14)		9,975	9,975	9,325
118.4211 Common Stock Warrants (exercise price $0.01)			—	557
			9,975	**9,882**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

Portfolio Company/Type of Investment(1)(2)(5)(15)	Industry	Principal(8)	Cost	Fair Value
Integral Development Corporation	Other diversified financial services			
First Lien Term Loan, LIBOR+9.5% (1% floor) cash due 7/10/2019(14)		$ 15,000	$ 15,000	$ 15,000
1,078,284 Common Stock Warrants (exercise price $0.9274)			—	—
			15,000	**15,000**
Loftware, Inc.	Internet software & services			
Mezzanine Term Loan, 11% cash 1% PIK due 7/18/2020		6,013	6,013	6,013
300,000 Class A Common Units in RPLF Holdings, LLC			300	300
			6,313	**6,313**
Tectum Holdings, Inc.	Auto parts & equipment			
Second Lien Term Loan, LIBOR+8.75% (1% floor) cash due 1/28/2021(14)		15,000	15,000	15,000
			15,000	**15,000**
TV Borrower US, LLC(12)	Integrated telecommunication services			
Second Lien Term Loan, LIBOR+8.5% (1% floor) cash due 7/8/2021(14)		30,000	30,000	30,000
			30,000	**30,000**
Webster Capital III, L.P.	Multi-sector holdings			
0.754% limited partnership interest(11)(12)			—	—
			—	—
L Squared Capital Partners LLC	Multi-sector holdings			
2% limited partnership interest(11)(12)			—	—
			—	—
ERS Acquisition Corp.	Diversified support services			
Second Lien Term Loan, LIBOR+8.25% (1% floor) cash due 9/10/2018(14)		40,000	40,000	40,000
			40,000	**40,000**
BeyondTrust Software, Inc.	Application software			
First Lien Term Loan LIBOR+7% (1% floor) cash due 9/25/2019(14)		112,500	112,434	112,500
First Lien Revolver, LIBOR+7% (1% floor) cash due 9/25/2019(10)(14)			(6)	—
4,500,000 Class A membership interests in BeyondTrust Holdings LLC			4,500	4,500
			116,928	**117,000**
Total Non-Control/Non-Affiliate Investments (139.4% of net assets)			**$2,069,301**	**$2,060,278**
Total Portfolio Investments (168.8% of net assets)			**$2,494,683**	**$2,495,914**

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

(1) All debt investments are income producing unless otherwise noted. Equity is non-income producing unless otherwise noted.

(2) See Note 3 to the Consolidated Financial Statements for portfolio composition by geographic region.

(3) Control Investments are defined by the 1940 Act as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

(4) Affiliate Investments are defined by the 1940 Act as investments in companies in which the Company owns between 5% and 25% of the voting securities.

(5) Equity ownership may be held in shares or units of companies related to the portfolio companies.

(6) Income producing through payment of dividends or distributions.

(7) Non-Control/Non-Affiliate Investments are defined by the 1940 Act as investments that are neither Control Investments nor Affiliate Investments.

(8) Principal includes accumulated PIK interest and is net of repayments.

(9) Interest rates have been adjusted on certain term loans and revolvers. These rate adjustments are temporary in nature due to tier pricing arrangements or financial or payment covenant violations in the original credit agreements, or permanent in nature per loan amendment or waiver documents. The table below summarizes these rate adjustments by portfolio company:

Portfolio Company	Effective date	Cash interest	PIK interest	Reason
Refac Optical Group	August 22, 2014	+1.0% on Revolver	+1.0% on Term Loan A +1.0% on Term Loan B +1.0% on Term Loan C	Per loan amendment
EducationDynamics, LLC	August 14, 2014	-12.0% on Term Loan	+12.0% on Term Loan	Per loan amendment
Cenegenics, LLC	August 14, 2014		+2.0% on Term Loan	Per loan amendment
Credit Infonet, Inc.	July 1, 2014	-1.25% on Term Loan	+1.25% on Term Loan	Per loan amendment
HealthDrive Corporation	July 1, 2014	-1.0% on Term Loan A -3.0% on Term Loan B	+3.0% on Term Loan A +4.0% on Term Loan B	Per loan amendment
Dominion Diagnostics, LLC	April 8, 2014		- 1.0% on Term Loan	Per loan amendment
Phoenix Brands Merger Sub LLC	April 1, 2014	+ 0.75% on Senior Term Loan and Revolver - 10% on Subordinated Term Loan	+ 12.75% on Subordinated Term Loan	Per loan amendment
Olson + Co., Inc.	December 13, 2013	+ 0.25% on Term Loan and Revolver		Per loan amendment
Discovery Practice Management, Inc.	November 4, 2013	+ 2.25% on Term Loan A - 1.0% on Revolver		Per loan amendment
TransTrade Operators, Inc.	August 1, 2014	- 11.0% on Term Loan	+ 7.0% on Term Loan	Per loan amendment
Miche Bag, LLC	July 26, 2013	- 3.0% on Term Loan B	- 1.0% on Term Loan B	Per loan amendment
Ansira Partners, Inc.	June 30, 2013	- 0.5% on Term Loan and Revolver		Tier pricing per loan agreement
Drugtest, Inc.	June 27, 2013	- 1.5% on Term Loan A - 0.75% on Term Loan B - 0.25% on Revolver	- 0.5% on Term Loan B	Per loan amendment
The MedTech Group, Inc.	June 21, 2013	- 0.5% on Term Loan		Per loan amendment
Physicians Pharmacy Alliance, Inc.	April 1, 2013	+ 1.0% on Term Loan	+ 1.0% on Term Loan	Per loan agreement
Deltek, Inc.	February 1, 2013	- 1.0% on Revolver		Per loan amendment
JTC Education, Inc.	January 1, 2013	+ 0.25% on Term Loan		Per loan amendment
CCCG, LLC	November 15, 2012	+ 0.5% on Term Loan	+ 1.0% on Term Loan	Per loan amendment
Yeti Acquisition, LLC	October 1, 2012	– 1.0% on Term Loan A, Term Loan B and Revolver		Tier pricing per loan agreement

(10) Investment has undrawn commitments and a negative cost basis as a result of unamortized fees. Unamortized fees are classified as unearned income which reduces cost basis.

(11) Represents an unfunded commitment to fund limited partnership interest. See Note 3 to the Consolidated Financial Statements.

See notes to Consolidated Financial Statements.

Fifth Street Finance Corp.

Consolidated Schedule of Investments – (Continued)
(dollar amounts in thousands)
September 30, 2014

(12) Investment is not a ‘‘qualifying asset’’ as defined under Section 55(a) of the 1940 Act, in whole or in part.

(13) The sale of a portion of this loan does not qualify for sale accounting under ASC Topic 860 — *Transfers and Servicing*, and therefore, the entire debt investment remains in the Schedule of Investments. (See Note 15 in the accompanying notes to the Consolidated Financial Statements.)

(14) The principal balance outstanding for all floating rate loans is indexed to LIBOR and an alternate base rate (e.g., prime rate), which typically resets semi-annually, quarterly, or monthly at the borrower's option. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the Company has provided the applicable margin over LIBOR based on each respective credit agreement.

(15) Each of the Company's investments are pledged as collateral under one or more of its credit facilities. A single investment may be divided into parts that are individually pledged as collateral to separate credit facilities.

(16) The Company, through its investments in HFG Holdings, LLC, acquired a majority equity interest in Healthcare Finance Group, LLC, which provides financing to healthcare companies. The fair value of the Company's debt and equity investments in HFG Holdings approximates the fair value of HFG Holdings' equity investment in Healthcare Finance Group, LLC.

(17) As defined in the 1940 Act, the Company is deemed to be both an ‘‘Affiliated Person’’ of and to ‘‘Control’’ this portfolio company as the Company owns more than 25% of the portfolio company's outstanding voting securities or has the power to exercise control over management or policies of such portfolio company (including through a management agreement). See Schedule 12-14 in the accompanying notes to the consolidated financial statements for transactions during the three months endedDecember 31, 2014 in which the issuer was both an Affiliated Person and a portfolio company that the Company is deemed to Control.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 1. Organization

Fifth Street Mezzanine Partners III, L.P. (the ''Partnership''), a Delaware limited partnership, was organized on February 15, 2007 to primarily invest in debt securities of small and middle market companies. FSMPIII GP, LLC was the Partnership's general partner (the ''General Partner''). The Partnership's investments were managed by Fifth Street Management LLC (the ''Investment Adviser''). The General Partner and Investment Adviser were under common ownership.

Effective January 2, 2008, the Partnership merged with and into Fifth Street Finance Corp. (the ''Company''), an externally managed, closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940 (the ''1940 Act''). Fifth Street Finance Corp. is managed by the Investment Adviser.

The Company also has certain wholly-owned subsidiaries, including subsidiaries that are not consolidated for U.S. federal income tax purposes, which hold certain portfolio investments of the Company. These subsidiaries are consolidated with the Company for accounting purposes, and the portfolio investments held by the subsidiaries are included in the Company's Consolidated Financial Statements. All significant intercompany balances and transactions have been eliminated.

On November 28, 2011, the Company transferred the listing of its common stock from the New York Stock Exchange to the NASDAQ Global Select Market, where it continues to trade under the symbol ''FSC.'' The following table reflects common stock offerings that have occurred from inception through December 31, 2014:

Date	Transaction	Shares	Offering price	Gross proceeds
June 17, 2008	Initial public offering	10,000,000	$14.12	141.2 million
July 21, 2009	Follow-on public offering (including underwriters' exercise of over-allotment option)	9,487,500	9.25	87.8 million
September 25, 2009	Follow-on public offering (including underwriters' exercise of over-allotment option)	5,520,000	10.50	58.0 million
January 27, 2010	Follow-on public offering	7,000,000	11.20	78.4 million
February 25, 2010	Underwriters' partial exercise of over-allotment option	300,500	11.20	3.4 million
June 21, 2010	Follow-on public offering (including underwriters' exercise of over-allotment option)	9,200,000	11.50	105.8 million
December 2010	At-the-Market offering	429,110	11.87[1]	5.1 million
February 4, 2011	Follow-on public offering (including underwriters' exercise of over-allotment option)	11,500,000	12.65	145.5 million
June 24, 2011	Follow-on public offering (including underwriters' partial exercise of over-allotment option)	5,558,469	11.72	65.1 million

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 1. Organization – (continued)

Date	Transaction	Shares	Offering price	Gross proceeds
January 26, 2012	Follow-on public offering	10,000,000	10.07	100.7 million
September 14, 2012	Follow-on public offering (including underwriters' partial exercise of over-allotment option)	8,451,486	10.79	91.2 million
December 7, 2012	Follow-on public offering	14,000,000	10.68	149.5 million
December 14, 2012	Underwriters' partial exercise of over-allotment option	725,000	10.68	7.7 million
April 15, 2013	Follow-on public offering	13,500,000	10.85	146.5 million
April 26, 2013	Underwriters' partial exercise of over-allotment option	935,253	10.85	10.1 million
September 26, 2013	Follow-on public offering (including underwriters' partial exercise of over-allotment option)	17,643,000	10.31	181.9 million
July 11, 2014	Follow-on public offering	13,250,000	9.95	131.8 million
September 2014	At-the-Market offering	841,456	9.86[(1)]	8.3 million

(1) Average offering price.

On February 3, 2010, the Company's consolidated wholly-owned subsidiary, Fifth Street Mezzanine Partners IV, L.P. (''FSMP IV''), received a license, effective February 1, 2010, from the United States Small Business Administration, or SBA, to operate as a small business investment company, or SBIC, under Section 301(c) of the Small Business Investment Act of 1958. On May 15, 2012, the Company's consolidated wholly-owned subsidiary, Fifth Street Mezzanine Partners V, L.P. (''FSMP V''), received a license, effective May 10, 2012, from the SBA to operate as an SBIC. SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under SBA regulations, SBICs may make loans to eligible small businesses and invest in the equity securities of small businesses.

The SBIC licenses allow the Company's SBIC subsidiaries to obtain leverage by issuing SBA-guaranteed debentures, subject to the satisfaction of certain customary procedures. SBA-guaranteed debentures are non-recourse, interest only debentures with interest payable semi-annually and have a 10-year maturity. The principal amount of SBA-guaranteed debentures is not required to be paid prior to maturity but may be prepaid at any time without penalty. The interest rate of SBA-guaranteed debentures is fixed at the time of issuance at a market-driven spread over U.S. Treasury Notes with 10-year maturities.

SBA regulations currently limit the amount of SBA-guaranteed debentures that an SBIC may issue to $150 million when it has at least $75 million in regulatory capital. Affiliated SBICs are permitted to issue up to a combined maximum amount of $225 million when they have at least $112.5 million in regulatory capital.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 1. Organization – (continued)

As of December 31, 2014, FSMP IV had $75 million in regulatory capital and $150 million in SBA-guaranteed debentures outstanding, which had a fair value of$137.0 million, as compared to $134.0 million as of September 30, 2014. These debentures bear interest at a weighted average interest rate of 3.567% (excluding the SBA annual charge), as follows:

Rate Fix Date	Debenture Amount	Fixed Interest Rate	SBA Annual Charge
September 2010	$73,000	3.215%	0.285%
March 2011	65,300	4.084	0.285
September 2011	11,700	2.877	0.285

As of December 31, 2014, FSMP V had $37.5 million in regulatory capital and $75.0 million in SBA-guaranteed debentures outstanding, which had a fair value of$64.7 million. These debentures bear interest at a weighted average interest rate of 2.835% (excluding the SBA annual charge), as follows:

Rate Fix Date	Debenture Amount	Fixed Interest Rate	SBA Annual Charge
March 2013	$31,750	2.351%	0.804%
March 2014	43,250	3.191	0.804

As of December 31, 2014, the $225.0 million of SBA-guaranteed debentures held by the Company's SBIC subsidiaries carry a weighted average interest rate of 3.323%.

For the three months ended December 31, 2014 and December 31, 2013, the Company recorded interest expense of $2.4 million and $1.9 million, respectively, related to the SBA-guaranteed debentures of both SBIC subsidiaries.

The SBA restricts the ability of SBICs to repurchase their capital stock. SBA regulations also include restrictions on a ''change of control'' or transfer of an SBIC and require that SBICs invest idle funds in accordance with SBA regulations. In addition, the Company's SBIC subsidiaries may also be limited in their ability to make distributions to the Company if they do not have sufficient capital, in accordance with SBA regulations.

The Company's SBIC subsidiaries are subject to regulation and oversight by the SBA, including requirements with respect to maintaining certain minimum financial ratios and other covenants. Receipt of an SBIC license does not assure that the SBIC subsidiaries will receive SBA-guaranteed debenture funding and is further dependent upon the SBIC subsidiaries continuing to be in compliance with SBA regulations and policies.

The SBA, as a creditor, will have a superior claim to the SBIC subsidiaries' assets over the Company's stockholders in the event the Company liquidates the SBIC subsidiaries or the SBA exercises its remedies under the SBA-guaranteed debentures issued by the SBIC subsidiaries upon an event of default.

The Company has received exemptive relief from the Securities and Exchange Commission (''SEC'') to permit it to exclude the debt of the SBIC subsidiaries guaranteed by the SBA from the definition of senior securities in the Company's 200% asset coverage test under the 1940 Act. This allows the Company increased flexibility under the 200% asset coverage test by permitting it to borrow up to $225 million more than it would otherwise be able to under the 1940 Act absent the receipt of this exemptive relief.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2. Significant Accounting Policies

Basis of Presentation:

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the requirements for reporting on Form 10-Q and Regulation S-X. In the opinion of management, all adjustments of a normal recurring nature considered necessary for the fair presentation of the Consolidated Financial Statements have been made. The financial results of the Company’s portfolio investments are not consolidated in the Company’s Consolidated Financial Statements. As provided under ASU 2013-08 which amended Accounting Standards Codification (“ASC”) 946 — *Financial Services — Investment Companies* (“ASC 946”), the Company is an investment company as it is regulated under the 1940 Act.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions affecting amounts reported in the financial statements and accompanying notes. These estimates are based on the information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ materially from those estimates under different assumptions and conditions. The most significant estimates inherent in the preparation of the Company’s Consolidated Financial Statements are the valuation of investments and revenue recognition.

The Consolidated Financial Statements include portfolio investments at fair value of $2.7 billion and $2.5 billion at December 31, 2014 and September 30, 2014, respectively. The portfolio investments represent 193.6%and 168.8% of net assets at December 31, 2014 and September 30, 2014, respectively, and their fair values have been determined in good faith by the Company’s Board of Directors. Because of the inherent uncertainty of valuation, the determined values may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Control Investments” are defined as investments in companies in which the Company owns more than 25% of the voting securities or has rights to maintain greater than 50% of the board representation; “Affiliate Investments” are defined as investments in companies in which the Company owns between 5% and 25% of the voting securities; and “Non-Control/Non-Affiliate Investments” are defined as investments that are neither Control Investments nor Affiliate Investments.

Consolidation:

As provided under Regulation S-X and ASC 946, the Company will generally not consolidate its investment in a company other than a wholly-owned investment company or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the results of certain of the Company’s wholly-owned subsidiaries in its consolidated financial statements.

Fair Value Measurements:

The Financial Accounting Standards Board (“FASB”) ASC 820 *Fair Value Measurements and Disclosures* (“ASC 820”) defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available or reliable, valuation techniques are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

Note 2. Significant Accounting Policies – (continued)

Assets and liabilities recorded at fair value in the Company's Consolidated Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

- Level 1 — Unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data at the measurement date for substantially the full term of the assets or liabilities.
- Level 3 — Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Under ASC 820, the Company performs detailed valuations of its debt and equity investments for which quotations are not readily available on an individual basis, using bond yield, market and income approaches as appropriate. In general, the Company utilizes the bond yield method in determining the fair value of its debt investments, as long as it is appropriate. If, in the Company's judgment, the bond yield approach is not appropriate, it may use the market or income approach in determining the fair value of the Company's investment in the portfolio company. In certain instances, the Company may use alternative methodologies, including an asset liquidation, expected recovery model or other alternative approaches.

Financial instruments with readily available quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment inherent in measuring fair value. As such, the Company obtains and analyzes readily available market quotations provided by independent pricing services for all of the Company's senior secured debt investments for which quotations are available. In determining the fair value of a particular investment, pricing services use observable market information, including both binding and non-binding indicative quotations. These investments are generally classified as Level 3 because the quoted prices may be indicative in nature for securities that are in an inactive market, may be for similar securities or may require adjustment for investment-specific factors or restrictions.

The Company evaluates the prices obtained from independent pricing services based on available market information and company specific data that could affect the credit quality and/or fair value of the investment. Investments for which market quotations are readily available may be valued at such market quotations. In order to validate market quotations, the Company looks at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. The Company does not adjust any of the prices received from these sources unless the Company has a reason to believe any such market quotations are not reflective of the fair value of an investment.

Market quotations may be deemed not to represent fair value where the Company believes that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security causes current market quotations not to reflect the fair value of the security, among other reasons. Examples of these events could include cases when a security trades infrequently causing a quoted purchase or sale price to become stale or in the event of a "fire sale" by a distressed seller. In these instances, the Company values such investments by using the valuation procedure that it uses with respect to assets for which market quotations are not readily available (as discussed below).

If the quotation provided by the pricing service is based on only one or two market sources, the Company performs additional procedures to corroborate such information, generally including but not limited

to, the bond yield approach discussed below and a quantitative and qualitative assessment of the credit quality and market trends affecting the portfolio company.

Under the bond yield approach, the Company uses bond yield models to determine the present value of the future cash flow streams of its debt investments. The Company reviews various sources of transactional data, including private mergers and acquisitions involving debt investments with similar characteristics, and assesses the information in the valuation process.

Under the market approach, the Company estimates the enterprise value of the portfolio companies in which it invests. There is no one methodology to estimate enterprise value and, in fact, for any one portfolio company, enterprise value is best expressed as a range of fair values, from which the Company derives a single estimate of enterprise value. To estimate the enterprise value of a portfolio company, the Company analyzes various factors, including the portfolio company's historical and projected financial results. Typically, private companies are valued based on multiples of EBITDA (earnings before interest, taxes, depreciation, and amortization), cash flows, net income or revenues. The Company generally requires portfolio companies to provide annual audited and quarterly or monthly unaudited financial statements, as well as annual projections for the upcoming fiscal year. The Company determines the fair value of its limited partnership interests based on the most recently available net asset value of the partnership.

Under the income approach, the Company generally prepares and analyzes discounted cash flow models based on projections of the future free cash flows of the business.

The Company estimates the fair value of privately held warrants using a Black Scholes pricing model. At each reporting date, privately held warrants are valued based on an analysis of various factors and subjective assumptions including, but not limited to, the current stock price (by analyzing the portfolio company's operating performance and financial condition and general market conditions), the expected period until exercise, expected volatility of the underlying stock price, expected dividends and the risk free rate. Changes in the subjective input assumptions can materially affect the fair value estimates.

The Company's Board of Directors undertakes a multi-step valuation process each quarter in connection with determining the fair value of the investment portfolio:

- The quarterly valuation process begins with each portfolio company or investment being initially valued either by the Company's capital markets group for quoted investments or the Company's finance department for unquoted investments;
- Preliminary valuations are then reviewed and discussed with principals of the Investment Adviser;
- Separately, independent valuation firms engaged by the Board of Directors prepare preliminary valuations of our investments, on a selected basis, for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment, and submit the reports to the Company;
- The finance department compares and contrasts its preliminary valuations to the preliminary valuations of the independent valuation firms;
- The finance department prepares a valuation report for the Audit Committee of the Board of Directors;
- The Audit Committee of the Board of Directors is apprised of the preliminary valuations of the independent valuation firms;
- The Audit Committee of the Board of Directors reviews the preliminary valuations with the portfolio managers of the Investment Adviser, and the finance department responds and supplements the preliminary valuations to reflect any comments provided by the Audit Committee;

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2. Significant Accounting Policies – (continued)

- The Audit Committee of the Board of Directors makes a recommendation to the Board of Directors regarding the fair value of the investments in the Company's portfolio; and
- The Board of Directors discusses valuations and determines the fair value of each investment in the Company's portfolio in good faith.

The fair value of each of the Company's investments at December 31, 2014 and September 30, 2014 was determined in good faith by the Board of Directors. The Board of Directors has authorized the engagement of independent valuation firms to provide valuation assistance. The Company will continue to engage independent valuation firms to provide assistance regarding the determination of the fair value of a portion of the Company's portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment each quarter, with a substantial portion being valued over the course of each fiscal year. However, the Board of Directors is ultimately and solely responsible for the valuation of the portfolio investments at fair value as determined in good faith pursuant to the Company's valuation policy and a consistently applied valuation process.

In certain cases, an independent valuation firm may perform a portfolio company valuation which is reviewed and, where appropriate, relied upon by the Company's Board of Directors in determining the fair value of such investment.

Investment Income:

Interest income, adjusted for accretion of original issue discount or "OID," is recorded on an accrual basis to the extent that such amounts are expected to be collected. The Company stops accruing interest on investments when it is determined that interest is no longer collectible. In connection with its investment, the Company sometimes receives nominal cost equity that is valued as part of the negotiation process with the particular portfolio company. When the Company receives nominal cost equity, the Company allocates its cost basis in its investment between its debt securities and its nominal cost equity at the time of origination. Any resulting discount from recording the loan, or otherwise purchasing a security at a discount, is accreted into interest income over the life of the loan.

For the Company's secured borrowings, the interest earned on the entire loan balance is recorded within interest income and the interest earned by the buyer from the partial loan sales is recorded within interest expense in the Consolidated Statements of Operations.

The Company generally recognizes dividend income on the ex-dividend date.

The Company has investments in debt securities which contain payment-in-kind ("PIK") interest provisions. PIK interest is computed at the contractual rate specified in each investment agreement and added to the principal balance of the investment and recorded as income. The Company stops accruing PIK interest on investments when it is determined that PIK interest is no longer collectible.

Fee income consists of the monthly servicing fees, advisory fees, structuring fees and prepayment fees that the Company receives in connection with its debt investments. These fees are recognized as earned.

The Company has also structured exit fees across certain of its portfolio investments to be received upon the future exit of those investments. Exit fees are fees which are payable upon the exit of a debt security. These fees are to be paid to the Company upon the sooner to occur of (i) a sale of the borrower or substantially all of the assets of the borrower, (ii) the maturity date of the loan or (iii) the date when full prepayment of the loan occurs. The receipt of such fees is contingent upon the occurrence of one of the events listed above for each of the investments. A percentage of these fees is included in net investment income over the life of the loan.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2. Significant Accounting Policies – (continued)

Gain on Extinguishment of Convertible Notes:

The Company may repurchase its convertible notes ("Convertible Notes") in accordance with the 1940 Act and the rules promulgated thereunder and may surrender these Convertible Notes to Deutsche Bank Trust Company Americas (the "Trustee"), as trustee, for cancellation. If the repurchase occurs at a purchase price below par value, a gain on the extinguishment of these Convertible Notes is recorded. The amount of the gain recorded is the difference between the reacquisition price and the net carrying amount of the Convertible Notes, net of the proportionate amount of unamortized debt issuance costs.

Cash and Cash Equivalents:

Cash and cash equivalents consist of demand deposits and highly liquid investments with maturities of three months or less, when acquired. The Company places its cash and cash equivalents with financial institutions and, at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insured limit.

Restricted Cash:

Included in restricted cash is $40.5 million that was held at U.S. Bank, National Association in connection with the Company's Sumitomo facility (as defined in Note 6 — Lines of Credit). The Company is restricted in terms of access to this cash until such time as the Company submits its required monthly reporting schedules and Sumitomo Mitsui Banking Corporation verifies the Company's compliance per the terms of the credit agreement with the Company. Additionally, the Company has $5.8 million that is held at Wells Fargo Bank, National Association ("Wells Fargo") that represents collateral for standby letters of credit issued to portfolio companies under the Wells Fargo facility (as defined in Note 6 — Lines of Credit).

Due from Portfolio Companies:

Due from portfolio companies consists of amounts payable to the Company from its portfolio companies, excluding those amounts attributable to interest, dividends or fees receivable. These amounts are recognized as they become payable to the Company (*e.g.*, principal payments on the schedule amortization payment date).

Deferred Financing Costs:

Deferred financing costs consist of fees and expenses paid in connection with the closing or amending of credit facilities and debt offerings, and are capitalized at the time of payment. Deferred financing costs are amortized using the straight line method over the terms of the respective credit facilities and debt securities. This amortization expense is included in interest expense in the Company's Consolidated Statements of Operations. Upon early termination of a credit facility, the remaining balance of unamortized fees related to such facility is accelerated into interest expense.

Offering Costs:

Offering costs consist of fees and expenses incurred in connection with the public offer and sale of the Company's common stock, including legal, accounting and printing fees. There were no offering costs charged to capital during the three months ended December 31, 2014 and December 31, 2013.

Income Taxes:

As a regulated investment company, or RIC, the Company is not subject to federal income tax on the portion of its taxable income and gains distributed currently to its stockholders as a dividend. The Company intends to distribute between 90% and 100% of its taxable income and gains, within the Subchapter M rules, and thus the Company anticipates that it will not incur any U.S. federal or state income tax at the RIC level. As a RIC, the Company is also subject to a 4% U.S. federal excise tax based on distribution requirements of

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2. Significant Accounting Policies – (continued)

its taxable income on a calendar year basis. The Company anticipates timely distribution of its taxable income within the tax rules. The Company did not incur a U.S. federal excise tax for calendar years 2012 and 2013 and does not expect to incur a U.S. federal excise tax for calendar year 2014. The Company may incur a U.S. federal excise tax in future years.

The purpose of the Company's taxable subsidiaries is to permit the Company to hold equity investments in portfolio companies which are "pass through" entities for U.S. federal income tax purposes in order to comply with the "source income" requirements contained in the RIC tax requirements. The taxable subsidiaries are not consolidated with the Company for U.S. federal income tax purposes and may generate income tax expense as a result of their ownership of certain portfolio investments. This income tax expense, if any, would be reflected in the Company's Consolidated Statements of Operations. The Company uses the asset and liability method to account for its taxable subsidiaries' income taxes. Using this method, the Company recognizes deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences between financial reporting and tax bases of assets and liabilities. In addition, the Company recognizes deferred tax benefits associated with net operating carry forwards that it may use to offset future tax obligations. The Company measures deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which it expects to recover or settle those temporary differences.

ASC 740 *Accounting for Uncertainty in Income Taxes* ("ASC 740") provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the Company's Consolidated Financial Statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Management's determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an ongoing analysis of tax laws, regulations and interpretations thereof. The Company recognizes the tax benefits of uncertain tax positions only where the position is "more-likely-than-not" to be sustained assuming examination by tax authorities. Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years 2011, 2012 or 2013. The Company identifies its major tax jurisdictions as U.S. Federal and Connecticut, and the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

Secured Borrowings:

The Company follows the guidance in ASC 860 *Transfers and Servicing* when accounting for loan participations and other partial loan sales. Such guidance provides accounting and reporting standards for transfers and servicing of financial assets and requires a participation or other partial loan sale to meet the definition of a "participating interest," as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales which do not meet the definition of a participating interest remain on the Company's Consolidated Statement of Assets and Liabilities and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value. See Note 15 for additional information.

Payable to Syndication Partners:

The Company acts as administrative agent for certain loans it originates and then syndicates. As administrative agent, the Company receives interest, principal and/or other payments from borrowers that gets redistributed to syndication partners. Such amounts are recorded as payable to syndication partners on the Consolidated Statements of Assets and Liabilities.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 2. Significant Accounting Policies – (continued)

Fair Value Option:

The Company adopted ASC 825-10-25-1 *Financial Instruments — Fair Value Option* ("ASC 825") as of February 19, 2014, and elected the fair value option for its secured borrowings which had a cost basis of $22.5 million in the aggregate, as of December 31, 2014. The Company believes that by electing the fair value option for these financial instruments, it provides consistent measurement of the assets and liabilities which relate to the partial loan sales mentioned above.

Recent Accounting Pronouncements:

In June 2013, the FASB issued ASU 2013-08, "*Financial Services — Investment Companies* (ASC 946): Amendments to the Scope, Measurement, and Disclosure Requirements," ("ASU 2013-08") which amends the criteria that define an investment company and clarifies the measurement guidance and requires new disclosures for investment companies. Under ASU 2013-08, an entity already regulated under the 1940 Act will be automatically deemed an investment company under the new GAAP definition. ASU 2013-08 is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2013. As the Company is regulated by the 1940 Act, there was no impact on the consolidated financial results as it is automatically treated as a GAAP investment company under the ASU 2013-08.

In May 2014, the FASB issued guidance to establish a comprehensive and converged standard on revenue recognition to enable financial statement users to better understand and consistently analyze an entity's revenue across industries, transactions and geographies. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new guidance also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. Qualitative and quantitative information is required to be disclosed about: (1) contracts with customers, (2) significant judgments and changes in judgments, and (3) assets recognized from costs to obtain or fulfill a contract. The new guidance will apply to all entities. The guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2016. Early application is not permitted. The Company is in the process of evaluating the impact that this guidance will have on its financial statements.

Note 3. Portfolio Investments

At December 31, 2014, 193.6% of net assets, or $2.7 billion, was invested in 137 portfolio investments, including the Company's investment in subordinated notes and LLC equity interests in Senior Loan Fund JV I, LLC ("SLF JV I") with a fair value of $61.8 million and $4.8 million, respectively, and 4.6% of net assets, or $64.3 million, was invested in cash and cash equivalents. In comparison, at September 30, 2014, 168.8% of net assets, or $2.5 billion, was invested in 124 portfolio investments, including the Company's investment in subordinated notes and LLC equity interests in SLF JV I with a fair value of $54.0 million and $5.6 million, respectively, and 5.9% of net assets, or $86.7 million, was invested in cash and cash equivalents. As of December 31, 2014, 82.2% of the Company's portfolio at fair value consisted of senior secured debt investments that were secured by priority liens on the assets of the portfolio companies. Moreover, the Company held equity investments in certain of its portfolio companies consisting of common stock, preferred stock, limited partnership interests or limited liability company interests. These instruments generally do not produce a current return but are held for potential investment appreciation and capital gain.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

During the three months ended December 31, 2014 and December 31, 2013, the Company recorded net realized gains (losses) on investments and secured borrowings of $(17.6) million and $3.2 million, respectively. During the three months ended December 31, 2014 and December 31, 2013, the Company recorded net unrealized depreciation on investments and secured borrowings of$48.6 million and $5.7 million, respectively.

The composition of the Company's investments as of December 31, 2014 and September 30, 2014 at cost and fair value was as follows:

	December 31, 2014		September 30, 2014	
	Cost	Fair Value	Cost	Fair Value
Investments in debt securities	$2,567,869	$2,503,406	$2,309,405	$2,291,459
Investments in equity securities	132,489	151,602	125,296	144,822
Debt investment in senior loan fund vehicle	61,723	61,831	53,984	53,984
Equity investment in senior loan fund vehicle	6,858	4,756	5,998	5,649
Total	**$2,768,939**	**$2,721,595**	**$2,494,683**	**$2,495,914**

The composition of the Company's debt investments as of December 31, 2014 and September 30, 2014 at fixed rates and floating rates was as follows:

	December 31, 2014		September 30, 2014	
	Fair Value	% of Debt Portfolio	Fair Value	% of Debt Portfolio
Fixed rate debt securities	$ 634,475	24.73%	$ 703,967	30.01%
Floating rate debt securities, including subordinated notes of SLF JV I	1,930,762	75.27	1,641,476	69.99
Total	**$2,565,237**	**100.00%**	**$2,345,443**	**100.00%**

The following table presents the financial instruments carried at fair value as of December 31, 2014, by caption on the Company's Consolidated Statement of Assets and Liabilities for each of the three levels of hierarchy established by ASC 820:

	Level 1	Level 2	Level 3	Total
Investments in debt securities (senior secured)	$—	$—	$2,238,204	$2,238,204
Investments in debt securities (subordinated, including subordinated notes of SLF JV I)	—	—	297,775	297,775
Investments in debt securities (Collateralized loan obligation, or CLO)	—	—	29,258	29,258
Investments in equity securities (preferred)	—	—	28,012	28,012
Investments in equity securities (common, including LLC equity interests of SLF JV I)	—	—	128,346	128,346
Total investments at fair value	**$—**	**$—**	**$2,721,595**	**$2,721,595**
Secured borrowings relating to senior secured debt investments	—	—	22,246	22,246
Total liabilities at fair value	**$—**	**$—**	**$ 22,246**	**$ 22,246**

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

The following table presents the financial instruments carried at fair value as of September 30, 2014, by caption on the Company's Consolidated Statement of Assets and Liabilities for each of the three levels of hierarchy established by ASC 820:

	Level 1	Level 2	Level 3	Total
Investments in debt securities (senior secured)	$—	$—	$1,972,088	$1,972,088
Investments in debt securities (subordinated, including subordinated notes of SLF JV I)	—	—	343,855	343,855
Investments in debt securities (CLO)	—	—	29,500	29,500
Investments in equity securities (preferred)	—	—	26,469	26,469
Investments in equity securities (common, including LLC equity interests of SLF JV I)	—	—	124,002	124,002
Total investments at fair value	**$—**	**$—**	**$2,495,914**	**$2,495,914**
Secured borrowings relating to senior secured debt investments	—	—	84,803	84,803
Total liabilities at fair value	**$—**	**$—**	**$ 84,803**	**$ 84,803**

When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the fact that the unobservable factors are the most significant to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated by external sources). Accordingly, the appreciation (depreciation) in the tables below includes changes in fair value due in part to observable factors that are part of the valuation methodology.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

The following table provides a roll-forward in the changes in fair value from September 30, 2014 to December 31, 2014, for all investments for which the Company determines fair value using unobservable (Level 3) factors:

	Investments						Liabilities
	Senior Secured Debt	Subordinated Debt (including subordinated notes of SLF JV I)	CLO Debt	Preferred Equity	Common Equity (including LLC equity interests of SLF JV I)	Total	Secured Borrowings
Fair value as of September 30, 2014	$1,972,088	$343,855	$29,500	$26,469	$124,002	$2,495,914	$ 84,803
New investments & net revolver activity	705,533	7,739	—	2,488	6,568	722,328	—
Redemptions/repayments	(393,187)	(39,964)	—	—	(2,046)	(435,197)	(62,630)
Net accrual of PIK interest income	1,835	1,463	—	448	—	3,746	—
Accretion of original issue discount	145	—	—	—	113	258	—
Net change in unearned income	352	224	—	—	—	576	—
Net unrealized appreciation (depreciation) on investments	(30,625)	(15,542)	(242)	(220)	(1,946)	(48,575)	—
Net unrealized depreciation on secured borrowings	—	—	—	—	—	—	332
Realized gain (loss) on investments	(17,937)	—	—	(1,173)	1,655	(17,455)	—
Realized gain on secured borrowings	—	—	—	—	—	—	(259)
Transfer into (out of) Level 3	—	—	—	—	—	—	—
Fair value as of December 31, 2014	**$2,238,204**	**$297,775**	**$29,258**	**$28,012**	**$128,346**	**$2,721,595**	**$ 22,246**
Net unrealized appreciation (depreciation) relating to Level 3 assets & liabilities still held at December 31, 2014 and reported within net unrealized appreciation (depreciation) in the Consolidated Statement of Operations for the three months ended December 31, 2014	$ (48,562)	$ (15,542)	$ (242)	$ (1,393)	$ (291)	$ (66,030)	$ 73

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

The following table provides a roll-forward in the changes in fair value from September 30, 2013 to December 31, 2013, for all investments for which the Company determines fair value using unobservable (Level 3) factors:

	Senior Secured Debt	Subordinated Debt	CLO Debt	Preferred Equity	Common Equity	Total
Fair value as of September 30, 2013	$1,467,665	$296,298	$29,500	$25,648	$73,935	$1,893,046
New investments & net revolver activity	609,340	21,746	—	1,533	17,524	650,143
Redemptions/repayments	(148,528)	(13,756)	—	(150)	(2,695)	(165,129)
Net accrual of PIK interest income	1,459	(493)	—	406	—	1,372
Accretion of original issue discount	164	—	—	—	—	164
Net change in unearned income	1	156	—	—	—	157
Net unrealized appreciation (depreciation)	(2,213)	(74)	—	(1,485)	(1,946)	(5,718)
Unrealized adjustments due to deal exits	321	156	—	—	2,200	2,677
Transfer into (out of) Level 3	—	—	—	—	—	—
Fair value as of December 31, 2013	**$1,928,209**	**$304,033**	**$29,500**	**$25,952**	**$89,018**	**$2,376,712**
Net unrealized appreciation (depreciation) relating to Level 3 assets still held at December 31, 2013 and reported within net unrealized appreciation (depreciation) on investments in the Consolidated Statement of Operations for the three months ended December 31, 2013	$ (1,892)	$ 82	$ —	$ (1,485)	$ 254	$ (3,041)

The Company generally utilizes a bond yield model to estimate the fair value of its debt investments when there is not a readily available market value (Level 3), which model is based on the present value of expected cash flows from the debt investments. The significant observable inputs into the model are market interest rates for debt with similar characteristics, which are adjusted for the portfolio company's credit risk. The credit risk component of the valuation considers several factors including financial performance, business outlook, debt priority and collateral position. These factors are incorporated into the calculation of the capital structure premium, tranche specific risk premium/(discount), size premium and industry premium/(discount), which are significant unobservable inputs into the model.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

Significant Unobservable Inputs for Level 3 Investments

The following tables provide quantitative information related to the significant unobservable inputs for Level 3 investments and secured borrowings, which are carried at fair value, as of December 31, 2014 and September 30, 2014, respectively:

Asset	Fair Value	Valuation Technique	Unobservable Input		Range	Weighted Average (c)
Senior secured debt	$1,704,590	Bond yield approach	Capital structure premium	(a)	0.0% – 2.0%	0.7%
			Tranche specific risk premium/(discount)	(a)	(5.5)% – 7.5%	0.9%
			Size premium	(a)	0.5% – 2.0%	1.3%
			Industry premium/(discount)	(a)	(1.5)% – 6.4%	0.2%
	27,247	Market and income approach	Weighted average cost of capital		27.0% – 28.0%	27.7%
			Company specific risk premium	(a)	10.0% – 10.0%	10.0%
			Revenue growth rate		(28.2)% – 39.6%	(5.5)%
	506,367	Market quotations	Broker quoted price	(d)	N/A – N/A	N/A
Subordinated debt	216,037	Bond yield approach	Capital structure premium	(a)	2.0% – 2.0%	2.0%
			Tranche specific risk premium	(a)	0.7% – 10.0%	3.5%
			Size premium	(a)	1.0% – 2.0%	1.3%
			Industry premium/(discount)	(a)	(0.9)% – 0.5%	0.1%
	19,908	Market and income approach	Weighted average cost of capital		19.0% – 19.0%	19.0%
			Company specific risk premium	(a)	5.0% – 5.0%	5.0%
			Revenue growth rate		2.5% – 2.5%	2.5%
			EBITDA multiple	(b)	11.2x – 11.2x	11.2x
SLF JV I Subordinated Debt	61,830	Bond yield approach	Capital structure premium	(a)	2.0% – 2.0%	2.0%
			Tranche specific risk premium	(a)	(2.1)% – (2.1)%	(2.1)%
			Size premium	(a)	2.0% – 2.0%	2.0%
			Industry premium/(discount)	(a)	(1.3)% – (1.3)%	(1.3)%
CLO Debt	29,258	Market quotations	Broker quoted price	(d)	N/A – N/A	N/A
SLF JV I Equity	4,756	Net asset value	Net asset value		N/A – N/A	N/A
Preferred & common equity	151,602	Market and income approach	Weighted average cost of capital		12.0% – 36.0%	17.0%
			Company specific risk premium	(a)	1.0% – 15.0%	2.9%
			Revenue growth rate		(16.6)% – 105.7%	6.1%
			EBITDA multiple	(b)	1.7x – 23.1x	9.1x
			Revenue multiple	(b)	3.5x – 5.2x	4.3x
			Book value multiple	(b)	0.9x – 1.0x	0.9x
Total	**$2,721,595**					

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

Liability	Fair Value	Valuation Technique	Unobservable Input		Range	Weighted Average (c)
Secured borrowings	$22,246	Bond yield approach	Capital structure premium	(a)	2.0% – 2.0%	2.0%
			Tranche specific risk premium/(discount)	(a)	(1.0)% – (1.0)%	(1.0)%
			Size premium	(a)	1.5% – 1.5%	1.5%
			Industry premium/(discount)	(a)	0.5% – 0.5%	0.5%
Total	$22,246					

(a) Used when market participant would take into account this premium or discount when pricing the investment or secured borrowings.

(b) Used when market participant would use such multiples when pricing the investment.

(c) Weighted averages are calculated based on fair value of investments or secured borrowings.

(d) The Company generally uses prices provided by an independent pricing service which are non-binding indicative prices on or near the valuation date as the primary basis for the fair value determinations for quoted senior secured debt investments and CLO debt investments. Since these prices are non-binding, they may not be indicative of fair value. Each quoted price is evaluated by the Audit Committee in conjunction with additional information compiled by the Company, including financial performance, recent business developments and various other factors.

Asset	Fair Value	Valuation Technique	Unobservable Input		Range	Weighted Average (c)
Senior secured debt	$1,954,623	Bond yield approach	Capital structure premium	(a)	0.0% – 2.0%	0.9%
			Tranche specific risk premium/(discount)	(a)	(4.3)% – 10.0%	1.4%
			Size premium	(a)	0.5% – 2.0%	1.2%
			Industry premium/(discount)	(a)	(1.3)% – 1.3%	0.3%
	17,465	Market and income approach	Weighted average cost of capital		27.0% – 27.0%	27.0%
			Company specific risk premium	(a)	10.0% – 10.0%	10.0%
			Revenue growth rate		(29.5)% (29.5)%	(29.5)%
Subordinated debt	343,506	Bond yield approach	Capital structure premium	(a)	2.0% – 2.0%	2.0%
			Tranche specific risk premium	(a)	1.0% – 11.5%	4.5%
			Size premium	(a)	0.5% – 2.0%	1.2%
			Industry premium/(discount)	(a)	(0.6)% – 1.2%	0.4%
CLO debt	29,500	Bond yield approach	Market yield		13.3% – 13.8%	13.5%
SLF JV I	5,998	Net asset value	N/A		N/A – N/A	N/A
Preferred & common equity	144,822	Market and income approach	Weighted average cost of capital		14.0% – 34.0%	17.8%
			Company specific risk premium	(a)	1.0% – 15.0%	2.8%
			Revenue growth rate		(29.5)% – 78.3%	10.0%
			EBITDA multiple	(b)	1.4x – 14.0x	9.3x
			Revenue multiple	(b)	3.5x – 5.2x	4.3x
			Book value multiple	(b)	0.9x – 1.1x	0.9x
Total	$2,495,914					

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

Libaility	Fair Value	Valuation Technique	Unobservable Input		Range	Weighted Average (c)
Secured borrowings	$84,803	Bond yield approach	Capital structure premium	(a)	0.0% – 0.0%	0.0%
			Tranche specific risk premium/(discount)	(a)	(4.3)% – (3.8)%	(4.1)%
			Size premium	(a)	1.0% – 2.0%	1.3%
			Industry premium/(discount)	(a)	0.4% – 1.0%	0.9%
Total	**$84,803**					

(a) Used when market participant would take into account this premium or discount when pricing the investment or secured borrowings.

(b) Used when market participant would use such multiples when pricing the investment.

(c) Weighted averages are calculated based on fair value of investments or secured borrowings.

Under the bond yield approach, the significant unobservable inputs used in the fair value measurement of the Company's investments in debt securities are capital structure premium, tranche specific risk premium/(discount), size premium and industry premium/(discount). Significant increases or decreases in any of those inputs in isolation may result in a significantly lower or higher fair value measurement, respectively.

Under the market and income approaches, the significant unobservable inputs used in the fair value measurement of the Company's investments in debt or equity securities are the weighted average cost of capital, company specific risk premium, revenue growth rate, EBITDA multiple, revenue multiple and book value multiple. Significant increases or decreases in a portfolio company's weighted average cost of capital or company specific risk premium in isolation may result in a significantly lower or higher fair value measurement, respectively. Significant increases or decreases in the revenue growth rate or valuation multiples in isolation may result in a significantly higher or lower fair value measurement, respectively.

Financial Instruments Disclosed, But Not Carried, At Fair Value

The following table presents the carrying value and fair value of the Company's financial liabilities disclosed, but not carried, at fair value as of December 31, 2014, and the level of each financial liability within the fair value hierarchy:

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Credit facilities payable	$ 617,495	$ 617,495	$—	$ —	$ 617,495
SBA debentures payable	225,000	201,654	—	—	201,654
Unsecured convertible notes payable	115,000	118,881	—	—	118,881
Unsecured notes payable	410,121	418,719	—	160,494	258,225
Total	**$1,367,616**	**$1,356,749**	**$—**	**$160,494**	**$1,196,255**

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

The following table presents the carrying value and fair value of the Company's financial liabilities disclosed, but not carried, at fair value as of September 30, 2014 and the level of each financial liability within the fair value hierarchy:

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Credit facilities payable	$ 317,395	$ 317,395	$—	$ —	$317,395
SBA debentures payable	225,000	197,126	—	—	197,126
Unsecured convertible notes payable	115,000	119,025	—	—	119,025
Unsecured notes payable	409,878	416,539	—	157,864	258,675
Total	**$1,067,273**	**$1,050,085**	**$—**	**$157,864**	**$892,221**

The carrying values of credit facilities payable approximates their fair values and are included in Level 3 of the hierarchy.

The Company utilizes the bond yield approach to estimate the fair values of its SBA debentures payable, which are included in Level 3 of the hierarchy. Under the bond yield approach, the Company uses bond yield models to determine the present value of the future cash flows streams for the debentures. The Company reviews various sources of data involving investments with similar characteristics and assesses the information in the valuation process.

The Company uses the non-binding indicative quoted price as of the valuation date to estimate the fair value of its 4.875% unsecured notes due 2019 and Convertible Notes, which are included in Level 3 of the hierarchy.

The Company uses the unadjusted quoted price as of the valuation date to calculate the fair value of its 5.875% unsecured notes due 2024 and its 6.125% unsecured notes due 2028, which trade under the symbol "FSCE" on the New York Stock Exchange and the symbol "FSCFL" on the NASDAQ Stock Exchange, respectively. As such, these securities are included in Level 2 of the hierarchy.

Off-Balance Sheet Arrangements

The Company's off-balance sheet arrangements consisted of $350.8 million and $325.0 million of unfunded commitments to provide debt and equity financing to its portfolio companies or to fund limited partnership interests as of December 31, 2014 and September 30, 2014, respectively. Such commitments are subject to the portfolio companies' satisfaction of certain financial and nonfinancial covenants and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Consolidated Statements of Assets and Liabilities and are not reflected in the Company's Consolidated Statements of Assets and Liabilities. A summary of the composition of the unfunded commitments (consisting of revolvers, term loans, SLF JV I subordinated notes and LLC interests and limited partnership interests) as of December 31, 2014 and September 30, 2014 is shown in the table below:

	December 31, 2014	September 30, 2014
Senior Loan Fund JV 1, LLC	$106,419	$115,018
Yeti Acquisition, LLC	30,000	15,000
Lift Brands Holdings, Inc.	18,000	20,000
BMC Software Finance, Inc.	15,000	15,000
P2 Upstream Acquisition Co.	10,000	10,000
TigerText, Inc.	10,000	—
RP Crown Parent, LLC	9,868	10,000
Deltek, Inc.	9,713	3,213

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

	December 31, 2014	September 30, 2014
Ameritox, Ltd.	8,533	—
Trialcard Incorporated	7,800	—
BeyondTrust Software, Inc.	6,495	9,375
Refac Optical Group	6,400	6,400
Thing5, LLC	6,000	6,000
TIBCO Software, Inc.	5,800	—
Integrated Petroleum Technologies, Inc.	5,397	5,397
Integral Development Corporation	5,000	5,000
OnCourse Learning Corporation	5,000	3,000
EOS Fitness Opco Holdings, LLC	5,000	—
InMotion Entertainment Group, LLC	4,951	7,916
Penn Foster, Inc.	4,932	—
Metamorph US 3, LLC	4,900	—
Adventure Interactive, Corp.	4,846	4,846
Pingora MSR Opportunity Fund I, LP (limited partnership interest)	4,222	5,944
World 50, Inc.	4,000	4,000
First Choice ER, LLC (1)	3,681	9,181
First American Payment Systems, LP	3,642	5,000
All Web Leads, Inc.	3,500	3,500
Discovery Practice Management, Inc.	3,468	2,682
OmniSYS Acquisition Corporation	2,500	2,500
Teaching Strategies, LLC	2,400	5,000
Idera, Inc.	2,400	—
TransTrade Operators, Inc.	2,194	2,255
Chicago Growth Partners L.P. (limited partnership interest)	2,000	2,000
Webster Capital III, L.P. (limited partnership interest)	2,000	2,000
ExamSoft Worldwide, Inc.	2,000	—
Miche Group, LLC	2,000	—
Eagle Hospital Physicians, Inc.	1,820	1,820
Tailwind (limited partnership interest)	1,699	1,726
Beecken Petty O'Keefe Fund IV, L.P. (limited partnership interest)	1,433	1,433
SPC Partners V, L.P. (limited partnership interest)	1,428	1,415
Riverside Fund V, LP (limited partnership interest)	1,381	1,422
Ansira Partners, Inc.	1,190	1,190
Sterling Capital Partners IV, L.P. (limited partnership interest)	1,126	1,126
Phoenix Brands Merger Sub LLC	1,071	1,286
Psilos Group Partners IV, LP (limited partnership interest)	1,000	1,000
L Squared Capital Partners (limited partnership interest)	1,000	1,000
Moelis Capital Partners Opportunity Fund I-B, L.P. (limited partnership interest)	992	1,285
RCP Direct II, LP (limited partnership interest)	900	990
Total Military Management, Inc.	857	857
HealthDrive Corporation	734	734

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

	December 31, 2014	September 30, 2014
Milestone Partners IV, LP (limited partnership interest)	666	869
Garretson Firm Resolution Group, Inc.	641	859
Bunker Hill Capital II (QP), LP (limited partnership interest)	620	632
ACON Equity Partners III, LP (limited partnership interest)	502	502
Enhanced Recovery Company, LLC	500	1,500
Riverlake Equity Partners II, LP (limited partnership interest)	358	358
Riverside Fund IV, LP (limited partnership interest)	357	357
RCP Direct, LP (limited partnership interest)	344	344
Baird Capital Partners V, LP (limited partnership interest)	153	174
Drugtest, Inc.	—	10,900
Charter Brokerage, LLC	—	4,000
CPASS Acquisition Company	—	2,500
Olson + Co., Inc.	—	1,673
CCCG, LLC	—	1,520
2Checkout.com, Inc.	—	850
American Cadastre, LLC	—	405
Total	**$350,833**	**$324,954**

(1) In addition to its revolving commitment, the Company has extended a $105.2 million delayed draw term loan facility to First Choice ER, LLC. Specific amounts are made available to the borrower as certain financial requirements are satisfied. As of December 31, 2014, the total amount available to the borrower under this delayed draw facility was $26.4 million, and the facility was drawn at $25.0 million as of such date.

Portfolio Composition

Summaries of the composition of the Company's investment portfolio at cost and fair value as a percentage of total investments are shown in the following tables:

	December 31, 2014		September 30, 2014	
Cost:				
Senior secured debt	$2,285,482	82.54%	$1,988,739	79.72%
Subordinated debt	252,887	9.13	291,166	11.67
CLO debt	29,500	1.07	29,500	1.18
Subordinated notes of SLF JV I	61,723	2.23	53,984	2.16
LLC equity interests of SLF JV I	6,858	0.25	5,998	0.24
Purchased equity	114,585	4.14	107,465	4.31
Equity grants	3,085	0.11	5,409	0.22
Limited partnership interests	14,819	0.53	12,422	0.50
Total	**$2,768,939**	**100.00%**	**$2,494,683**	**100.00%**
Fair Value:				
Senior secured debt	$2,238,204	82.24%	$1,972,088	79.01%
Subordinated debt	235,944	8.67	289,871	11.61
CLO debt	29,258	1.08	29,500	1.18
Subordinated notes of SLF JV I	61,831	2.27	53,984	2.16
LLC equity interests of SLF JV I	4,756	0.17	5,649	0.23

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

	December 31, 2014		September 30, 2014	
Purchased equity	130,052	4.78	125,834	5.04
Equity grants	7,559	0.28	7,384	0.30
Limited partnership interests	13,991	0.51	11,604	0.47
Total	**$2,721,595**	**100.00%**	**$2,495,914**	**100.00%**

The Company primarily invests in portfolio companies located in North America. The geographic composition is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company's business. The following tables show the portfolio composition by geographic region at cost and fair value as a percentage of total investments:

	December 31, 2014		September 30, 2014	
Cost:				
Northeast U.S.	$ 868,604	31.37%	$ 729,792	29.25%
Southwest U.S.	522,443	18.87	537,232	21.54
Midwest U.S.	511,850	18.49	428,577	17.18
Southeast U.S.	361,126	13.04	361,198	14.48
West U.S.	347,201	12.54	268,738	10.77
International	157,715	5.69	169,146	6.78
Total	**$2,768,939**	**100.00%**	**$2,494,683**	**100.00%**
Fair Value:				
Northeast U.S.	$ 858,670	31.55%	$ 738,774	29.61%
Southwest U.S.	491,267	18.05	526,115	21.08
Midwest U.S.	497,747	18.29	428,771	17.18
Southeast U.S.	365,937	13.44	369,007	14.78
West U.S.	346,971	12.75	260,173	10.42
International	161,003	5.92	173,074	6.93
Total	**$2,721,595**	**100.00%**	**$2,495,914**	**100.00%**

The composition of the Company's portfolio by industry at cost and fair value as of December 31, 2014 and September 30, 2014 were as follows:

	December 31, 2014		September 30, 2014	
Cost:				
Healthcare services	$539,846	19.50%	$374,684	15.03%
Internet software & services	320,749	11.58	157,348	6.31
Education services	236,864	8.55	233,203	9.35
Advertising	148,989	5.38	164,483	6.59
Diversified support services	141,574	5.11	117,476	4.71
Specialized finance	119,218	4.31	118,726	4.76
Airlines	104,515	3.77	129,116	5.18
Application software	91,789	3.31	139,008	5.57
IT consulting & other services	88,415	3.19	96,262	3.86
Data processing & outsourced services	80,072	2.89	60,292	2.42
Multi-sector holdings	77,622	2.80	68,348	2.74
Healthcare equipment	71,481	2.58	75,767	3.04
Oil & gas equipment services	65,534	2.37	96,312	3.86
Industrial machinery	64,146	2.32	53,329	2.14
Specialty stores	61,614	2.23	61,257	2.46

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

	December 31, 2014		September 30, 2014	
Research & consulting services	52,846	1.91	14,808	0.59
Leisure facilities	51,851	1.87	49,248	1.97
Integrated telecommunication services	49,288	1.78	46,567	1.87
Pharmaceuticals	46,458	1.68	46,380	1.86
Household products	36,815	1.33	37,975	1.52
Construction & engineering	35,266	1.27	34,695	1.39
Asset management & custody banks	29,500	1.07	29,500	1.18
Air freight & logistics	27,808	1.00	32,522	1.30
Home improvement retail	27,245	0.98	27,531	1.10
Cable & satellite	27,000	0.98	27,000	1.08
Consumer electronics	21,920	0.79	18,992	0.76
Apparel, accessories & luxury goods	21,057	0.76	35,577	1.43
Leisure products	20,451	0.74	20,747	0.83
Auto parts & equipment	16,500	0.60	16,500	0.66
Food retail	16,000	0.58	—	—
Other diversified financial services	15,506	0.56	15,500	0.62
Human resources & employment services	15,496	0.56	51,097	2.05
Specialty chemicals	13,500	0.49	13,500	0.54
Security & alarm services	13,326	0.48	13,285	0.53
Healthcare technology	8,000	0.29	8,000	0.32
Thrift & mortgage finance	5,778	0.21	4,056	0.16
Consumer finance	4,900	0.18	—	0.00
Systems software	—	—	5,592	0.22
Total	**$2,768,939**	**100.00%**	**$2,494,683**	**100.00%**

	December 31, 2014		September 30, 2014	
Fair Value:				
Healthcare services	$542,222	19.92%	$380,347	15.24%
Internet software & services	319,498	11.74	160,509	6.43
Education services	223,196	8.20	231,678	9.28
Advertising	147,533	5.42	164,207	6.58
Diversified support services	141,062	5.18	117,600	4.71
Specialized finance	123,323	4.53	128,721	5.16
Airlines	111,025	4.08	133,056	5.33
Application software	92,385	3.39	140,262	5.62
IT consulting & other services	88,035	3.23	97,027	3.89
Data processing & outsourced services	78,999	2.90	59,833	2.40
Multi-sector holdings	74,891	2.76	67,273	2.69
Healthcare equipment	71,797	2.64	76,296	3.06
Industrial machinery	64,281	2.36	54,830	2.20
Specialty stores	59,889	2.20	59,485	2.38
Research & consulting services	52,641	1.93	14,962	0.60
Leisure facilities	52,036	1.91	49,306	1.98
Oil & gas equipment services	48,285	1.77	92,571	3.71
Integrated telecommunication services	47,806	1.76	46,488	1.86

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

	December 31, 2014		September 30, 2014	
Pharmaceuticals	46,304	1.70	46,630	1.87
Construction & engineering	38,104	1.40	38,582	1.55
Asset management & custody banks	29,258	1.08	29,500	1.18
Home improvement retail	27,439	1.01	27,897	1.12
Cable & satellite	26,663	0.98	27,019	1.08
Household products	25,290	0.93	36,678	1.47
Leisure products	23,475	0.86	23,583	0.94
Apparel, accessories & luxury goods	22,060	0.81	22,659	0.91
Consumer electronics	21,829	0.80	19,220	0.77
Auto parts & equipment	18,138	0.67	17,507	0.70
Food retail	15,930	0.59	—	—
Human resources & employment services	15,863	0.58	51,486	2.06
Other diversified financial services	15,678	0.58	15,605	0.63
Specialty chemicals	13,612	0.50	13,580	0.54
Security & alarm services	13,012	0.48	13,255	0.53
Air freight & logistics	11,697	0.43	20,868	0.84
Healthcare technology	7,800	0.29	8,083	0.32
Thrift & mortgage finance	5,687	0.21	3,966	0.16
Consumer finance	4,852	0.18	—	—
Systems software	—	—	5,345	0.21
Total	**$2,721,595**	**100.00%**	**$2,495,914**	**100.00%**

The Company's investments are generally in small and mid-sized companies in a variety of industries. At December 31, 2014 and September 30, 2014, the Company had no single investment that represented greater than 5% of the total investment portfolio at fair value. Income, consisting of interest, dividends, fees, other investment income and realization of gains or losses, can fluctuate upon repayment or sale of an investment and in any given year can be highly concentrated among several investments. For the three months ended December 31, 2014 and December 31, 2013 no individual investment produced income that exceeded 10% of investment income.

Senior Loan Fund JV I:

In May, 2014, the Company entered into an LLC agreement with Trinity Universal Insurance Company, a subsidiary of Kemper Corporation (''Kemper'') to form SLF JV I. On July 1, 2014, SLF JV I began investing in senior secured loans of middle market companies and other corporate debt securities. The Company co-invests in these securities with Kemper through its investment in SLF JV I. SLF JV I is managed by a four person Board of Directors, two of whom are selected by the Company and two of whom are selected by Kemper. SLF JV I is capitalized pro rata with subordinated notes and LLC equity interests as transactions are completed. All portfolio decisions and investment decisions in respect of SLF JV I must be approved by the SLF JV I investment committee, which consists of one representative of the Company and one representative of Kemper (with approval from a representative of each required). The members provide capital to SLF JV I in the form of subordinated notes and LLC equity interests. As of December 31, 2014 and September 30, 2014, the Company and Kemper owned, in the aggregate, 87.5% and 12.5%, respectively, of each of the outstanding subordinated notes and LLC equity interests.

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

The Company has determined that SLF JV I is an investment company under ASC 946, however, in accordance with such guidance, the Company will generally not consolidate its investment in a company other than a wholly owned investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company does not consolidate its noncontrolling interest in SLF JV I.

As of December 31, 2014 and September 30, 2014, SLF JV I had total assets of $265.0 million and $186.0 million, respectively. The Company's investment in SLF JV I consisted of LLC equity interests of $4.8 million and subordinated notes of $61.8 million, at fair value as of December 31, 2014. As of September 30, 2014, the Company's investment consisted of LLC equity interests of $5.6 million and subordinated notes of $54.0 million, at fair value. The subordinated notes are junior in right of payment to the repayment of temporary contributions made by the Company to fund investments of SLF JV I. SLF JV I's portfolio consisted of middle-market and other corporate debt securities of 21 and 18 "eligible portfolio companies" (as defined in the Section 2(a)(46) of the 1940 Act) as of December 31, 2014 and September 30, 2014, respectively. As of December 31, 2014, the largest investment in a single company in SLF JV I's portfolio in aggregate principal amount was $20.0 million, and the five largest investments in portfolio companies in SLF JV I totaled $75.0 million in aggregate principal amount. As of September 30, 2014, the largest investment in a single company in SLF JV I's portfolio in aggregate principal amount was $20.0 million, and the five largest investments in portfolio companies in SLF JV I totaled $60.0 million in aggregate principal amount. The portfolio companies in SLF JV I are in industries similar to those in which the Company may invest directly.

As of December 31, 2014, SLF JV I had total capital commitments of $200.0 million, $175.0 million of which was from the Company and the remaining $25.0 million from Kemper. Approximately $78.4 million and $68.6 million, respectively, was funded as of December 31, 2014 and September 30, 2014 relating to these commitments, of which $68.6 million and $60.0 million, respectively, was from the Company. As of December 31, 2014 and September 30, 2014, the Company had commitments to fund subordinated notes to SLF JV I of $157.5 million, of which $95.8 million and $103.5 million was unfunded, respectively. The subordinated notes mature on May 2, 2021. As of December 31, 2014 and September 30, 2014, the Company had commitments to fund LLC equity interests in SLF JV I of $17.5 million, of which $10.6 million and $11.5 million was unfunded, respectively. Additionally, SLF JV I had a senior revolving credit facility with Deutsche Bank AG, New York Branch ("Deutsche Bank facility") with a stated maturity date of July 1, 2019, which permitted up to $200.0 million of borrowings as of December 31, 2014 and September 30, 2014. Under the Deutsche Bank facility, $130.0 million and $109.3 million was outstanding as of December 31, 2014 and September 30, 2014, respectively.

Below is a summary of SLF JV I's portfolio, followed by a listing of the individual loans in SLF JV I's portfolio as of December 31, 2014 and September 30, 2014:

	December 31, 2014	September 30, 2014
Senior secured loans[1]	$224,841	$158,451
Weighted average current interest rate on senior secured loans[2]	7.79%	8.09%
Number of borrowers in SLF JV I	21	18
Largest loan to a single borrower[1]	$ 20,000	$ 20,000
Total of five largest loans to borrowers[1]	$ 75,000	$ 60,000

(1) At principal amount.

(2) Computed as the (a) annual interest on accruing senior secured loans divided by (b) total senior secured loans at principal amount.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

SLF JV I Loan Portfolio as of December 31, 2014

Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate[1]	Principal	Cost	Fair Value[2]
All Web Leads, Inc.	Advertising	Senior Loan	11/2018	LIBOR+8% (1% floor)	$ 9,873	$ 9,873	$ 9,670
AMAG Pharmaceuticals, Inc.	Diversified financial services	Senior Loan	11/2020	LIBOR+6.25% (1% floor)	15,000	15,000	15,000
Ansira Partners, Inc.	Advertising	Senior Loan	5/2017	LIBOR+5.0% (1.5% floor)	3,382	3,367	3,351
Ansira Partners, Inc.	Advertising	Senior Loan	5/2017	LIBOR+5.0% (1.5% floor)	5,329	5,322	5,281
EOS Fitness	Leisure facilities	Senior Loan	12/2019	LIBOR+8.75% (0.75% floor)	20,000	20,000	20,000
First Choice ER, LLC	Healthcare services	Senior Loan	10/2018	LIBOR+7.5% (1% floor)	20,000	20,018	19,928
Garretson Firm Resolution Group, Inc.	Diversified support services	Senior Loan	12/2018	LIBOR+5% (1.25% floor)	6,551	6,543	6,485
GTCR Valor Companies, Inc.	Advertising	Senior Loan	5/2021	LIBOR+5% (1% floor)	9,975	9,741	9,738
H.D. Vest, Inc.	Specialty Finance	Senior Loan	6/2019	LIBOR+8% (1.25% floor)	8,750	8,816	8,691
InMotion Entertainment Group, LLC	Consumer electronics	Senior Loan	10/2018	LIBOR+7.75% (1.25% floor)	10,000	10,035	9,940
Integrated Petroleum Technologies, Inc.	Oil & gas equipment services	Senior Loan	3/2019	LIBOR+7.5% (1% floor)	9,874	9,874	9,458
Lift Brands, Inc.	Leisure facilities	Senior Loan	12/2019	LIBOR+7.5% (1% floor)	9,874	9,874	9,869
MedTech Group, Inc.	Healthcare equipment	Senior Loan	9/2016	LIBOR+5.25% (1.25% floor)	4,663	4,666	4,610
MedTech Group, Inc.	Healthcare equipment	Senior Loan	9/2016	LIBOR+5.25% (1.25% floor)	7,460	7,430	7,376
Meritas Schools Holdings LLC	Education services	Senior Loan	6/2019	LIBOR+5.75% (1.25% floor)	5,845	5,839	5,824
OmniSYS Acquisition Corporation	Diversified support services	Senior Loan	11/2018	LIBOR+7.5% (1% floor)	9,873	9,873	9,556
OnCourse Learning Corporation	Education services	Senior Loan	2/2019	LIBOR+7.5% (1% floor)	10,000	10,000	10,017
TIBCO Software, Inc.	Internet software & services	Senior Loan	12/2020	LIBOR+5.5% (1% floor)	6,000	5,715	5,835
TIBCO Software, Inc.	Internet software & services	Bridge loan	12/2020	LIBOR+4.5% (1% floor)	4,900	4,876	4,876
Total Military Management, Inc.	Air freight and logistics	Senior Loan	3/2019	LIBOR+5.75% (1.25% floor)	3,175	3,175	3,179
Total Military Management, Inc.	Air freight and logistics	Senior Loan	3/2019	LIBOR+5.75% (1.25% floor)	9,750	9,758	9,763
TravelClick, Inc.	Internet software & services	Senior Loan	11/2021	LIBOR+7.5% (1% floor)	10,000	10,000	9,650
Yeti Acquisition, LLC	Leisure products	Senior Loan	6/2017	LIBOR+7% (1.25% floor)	5,941	5,983	6,037
Yeti Acquisition, LLC	Leisure products	Senior Loan	6/2017	LIBOR+10.25% (1.25% floor) 1% PIK	3,701	3,719	3,617
TV Borrower US, LLC	Integrated telecommunications services	Senior Loan	1/2021	LIBOR+5% (1% floor)	9,975	9,975	9,796
Vitera Healthcare Solutions, LLC	Healthcare technology	Senior Loan	11/2020	LIBOR+5% (1% floor)	4,950	4,950	4,925
					$224,841	$224,422	$222,472

(1) Represents the current interest rate as of December 31, 2014. All interest rates are payable in cash, unless otherwise noted.

(2) Represents the fair value determined utilizing a similar process as the Company in accordance with ASC 820. However, the determination of such fair value is not included in the Company's Board of Directors' valuation process described elsewhere herein.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

SLF JV I Loan Portfolio as of September 30, 2014

Portfolio Company	Business Description	Investment Type	Maturity Date	Current Interest Rate[1]	Principal	Cost	Fair Value[2]
All Web Leads, Inc.	Advertising	Senior Loan	11/2018	LIBOR+8% (1% floor)	$ 9,937	$ 9,937	$ 9,867
Ansira Partners, Inc.	Advertising	Senior Loan	05/2017	LIBOR+5.0% (1.5% floor)	3,553	3,536	3,549
Drugtest, Inc.	Human resources & employment services	Senior Loan	06/2018	LIBOR+ 5.75% (1% floor)	9,859	9,924	9,940
First Choice ER, LLC	Healthcare services	Senior Loan	10/2018	LIBOR+7.5% (1% floor)	20,000	20,019	20,166
InMotion Entertainment Group, LLC	Consumer electronics	Senior Loan	10/2018	LIBOR+7.75% (1.25% floor)	10,000	10,038	10,043
Integrated Petroleum Technologies, Inc.	Oil & gas equipment services	Senior Loan	03/2019	LIBOR+7.5% (1% floor)	9,937	9,937	9,987
Lift Brands, Inc.	Leisure facilities	Senior Loan	12/2019	LIBOR+7.5% (1% floor)	9,937	9,937	9,881
MedTech Group, Inc.	Healthcare equipment	Senior Loan	09/2016	LIBOR+5.25% (1.25% floor)	4,663	4,667	4,644
Olson + Co., Inc.	Advertising	Senior Loan	09/2017	LIBOR+5.75% (1.5% floor)	4,257	4,257	4,257
OmniSYS Acquisition Corporation	Diversified support services	Senior Loan	11/2018	LIBOR+7.5% (1% floor)	9,937	9,937	9,887
OnCourse Learning Corporation	Education services	Senior Loan	02/2019	LIBOR+7.5% (1% floor)	10,000	10,000	10,030
Teaching Strategies, LLC	Education services	Senior Loan	12/2017	LIBOR+6% (1.25% floor)	9,490	9,592	9,490
Total Military Management, Inc.	Air freight and logistics	Senior Loan	03/2019	LIBOR+5.75% (1.25% floor)	3,343	3,343	3,346
Yeti Acquisition, LLC	Leisure products	Senior Loan	06/2017	LIBOR+7% (1.25% floor)	6,115	6,161	6,115
Yeti Acquisition, LLC	Leisure products	Senior Loan	06/2017	LIBOR+10.25% (1.25% floor) 1% PIK	3,710	3,731	3,710
TV Borrower US, LLC	Integrated telecommunications services	Senior Loan	01/2021	LIBOR+5.0% (1% floor)	10,000	10,000	10,000
Vitera Healthcare Solutions, LLC	Healthcare technology	Senior Loan	11/2020	LIBOR+5% (1% floor)	4,963	4,963	4,980
H.D. Vest, Inc.	Specialty Finance	Senior Loan	06/2019	LIBOR+8% (1.25% floor)	8,750	8,820	8,820
TravelClick, Inc.	Internet software & services	Senior Loan	11/2021	LIBOR+7.75% (1% floor)	10,000	10,000	9,971
					$158,451	$158,799	$158,683

(1) Represents the current interest rate as of September 30, 2014. All interest rates are payable in cash, unless otherwise noted.

(2) Represents the fair value determined utilizing a similar process as the Company in accordance with ASC 820. However, the determination of such fair value is not included in the Company's Board of Directors' valuation process described elsewhere herein.

The amortized cost and fair value of the subordinated notes held by the Company was $61.7 million and $61.8 million, respectively as of December 31, 2014 and $54.0 million as of September 30, 2014. The subordinated notes bear interest at a rate of LIBOR plus 8.0% and the Company earned interest income of $1.2 million on its investments in these notes for the three months ended December 31, 2014. The cost and fair value of the LLC equity interests held by the Company was $6.9 million and $4.8 million, respectively, as of December 31, 2014, and $6.0 million and $5.6 million, respectively, as of September 30, 2014. The Company earned dividend income of $1.1 million for the three months ended December 31, 2014 with respect to its LLC equity interests. The LLC equity interest are dividend producing to the extent there is residual income to be distributed on a quarterly basis.

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 3. Portfolio Investments – (continued)

Below is certain summarized financial information for SLF JV I as of December 31, 2014 and September 30, 2014 and for the three months ended December 31, 2014:

	December 31, 2014	September 30, 2014
Selected Balance Sheet Information:		
Investments in loans at fair value (cost December 31, 2014: $224,422, and September 30, 2014:$158,799)	$222,472	$158,683
Receivables from secured financing arrangement at fair value (cost: $10,028 and $20,070, respectively)	9,857	19,970
Cash and cash equivalents	6,268	—
Restricted cash	13,499	2,276
Other assets	12,887	5,039
Total assets	**$264,983**	**$185,968**
Senior credit facility payable	$130,040	$109,334
Payable for unsettled transaction	54,925	4,750
Subordinated notes payable at fair value (proceeds: $70,541 and $61,696, respectively)	70,663	61,696
Other liabilities	3,919	3,634
Total liabilities	**$259,547**	**$179,414**
Members' equity	5,436	6,554
Total liabilities and net assets	**$264,983**	**$185,968**

	Three months ended December 31, 2014
Selected Statement of Operations Information:	
Total revenues	$ 4,109
Total expenses	2,439
Net unrealized depreciation	(2,267)
Net realized loss	(205)
Net loss	**$ (802)**

SLF JV I has elected to fair value the subordinated notes issued to the Company and Kemper under ASC 825. The subordinated notes are valued by calculating the net present value of the future expected cash flow streams using an appropriate risk-adjusted discount rate model.

During the three months ended December 31, 2014, the Company sold $89.8 million of senior secured debt investments ($54.9 million of which was unsettled at December 31, 2014) and paid $10.0 million of receivables from secured financing arrangements from SLF JV I at fair value in exchange for $99.8 million cash consideration. The Company recognized a $0.05 million realized loss on these transactions.

Note 4. Fee Income

The Company receives a variety of fees in the ordinary course of business including servicing, advisory, structuring and prepayments fees, which are classified as fee income and recognized as they are earned. The ending unearned fee income balances as of December 31, 2014 and September 30, 2014 were $2.4 million and $3.0 million, respectively.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 4. Fee Income – (continued)

As of December 31, 2014, the Company had structured $2.5 million in aggregate exit fees across three portfolio investments upon the future exit of those investments. Exit fees are fees which are payable upon the exit of a debt investment. These fees are to be paid to the Company upon the sooner to occur of (i) a sale of the borrower or substantially all of the assets of the borrower, (ii) the maturity date of the loan or (iii) the date when full prepayment of the loan occurs. The receipt of such fees is contingent upon the occurrence of one of the events listed above for each of the investments. A percentage of these fees is included in net investment income over the life of the loan.

Note 5. Share Data

On March 19, 2013, the Company amended its Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 150,000,000 shares to 250,000,000 shares.

On August 22, 2014, the Company entered into an at-the-market offering (''ATM Program'') with KeyBanc Capital Markets Inc. through which the Company may sell, from time to time at our sole discretion, up to $100,000,000 of its common stock. Since the inception of the ATM Program, the Company sold 841,456 shares of our common stock at an average price of $9.86 per share, and raised $8.3 million of net proceeds, under the ATM Program. Commissions to the broker-dealer on shares sold and offering costs were approximately $0.1 million. There were no issuances under the ATM Program for the three months ended December 31, 2014.

The following table sets forth the computation of basic and diluted earnings per share, pursuant to ASC 260-10 *Earnings per Share*, for the three months ended December 31, 2014 and December 31, 2013:

	Three months ended December 31, 2014	Three months ended December 31, 2013
Earnings (loss) per common share – basic:		
Net increase (decrease) in net assets resulting from operations	$ (30,661)	$ 33,706
Weighted average common shares outstanding — basic	153,340	139,126
Earnings (loss) per common share – basic:	**(0.20)**	**0.24**
Earnings (loss) per common share – diluted:(1)		
Net increase (decrease) in net assets resulting from operations, before adjustments	$ (30,661)	$ 33,706
Adjustments for interest on convertible notes, base management fees and incentive fees	1,361	1,364
Net increase (decrease) in net assets resulting from operations, as adjusted	$ (29,300)	$ 35,070
Weighted average common shares outstanding – basic	153,340	139,126
Adjustments for dilutive effect of convertible notes	7,790	7,790
Weighted average common shares outstanding – diluted	161,130	146,916
Earnings (loss) per common share – diluted:	**$ (0.20)**	**$ 0.24**

(1) For the three months ended December 31, 2014, conversion is not assumed for purposes of computing diluted Earnings per Share since the effect would be anti-dilutive. Anti-dilution was $0.02 per share for the three months ended December 31, 2014. For the three months ended December 31, 2013, there was no anti-dilution.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 5. Share Data – (continued)

The following table reflects the distributions per share that the Board of Directors of the Company has paid, including shares issued under the dividend reinvestment plan (''DRIP''), on its common stock from October 1, 2013 to December 31, 2014:

Date Declared	Record Date	Payment Date	Amount per Share	Cash Distribution	DRIP Shares Issued	DRIP Shares Value
August 5, 2013	October 15, 2013	October 31, 2013	0.0958	11.9 million	142,320,000	1.4 million
August 5, 2013	November 15, 2013	November 29, 2013	0.0958	12.0 million	145,063(1)	1.4 million
November 21, 2013	December 13, 2013	December 30, 2013	0.05	6.3 million	69,291(1)	0.6 million
November 21, 2013	January 15, 2014	January 31, 2014	0.0833	10.5 million	114,033(1)	1.1 million
November 21, 2013	February 14, 2014	February 28, 2014	0.0833	10.5 million	110,486(1)	1.1 million
November 21, 2013	March 14, 2014	March 31, 2014	0.0833	11.0 million	64,748(1)	0.6 million
November 21, 2013	April 15, 2014	April 30, 2014	0.0833	10.5 million	120,604(1)	1.1 million
November 21, 2013	May 15, 2014	May 30, 2014	0.0833	11.1 million	58,003(1)	0.5 million
February 6, 2014	June 16, 2014	June 30, 2014	0.0833	11.1 million	51,692	0.5 million
February 6, 2014	July 15, 2014	July 31, 2014	0.0833	12.2 million	54,739(1)	0.5 million
February 6, 2014	August 15, 2014	August 29, 2014	0.0833	12.1 million	59,466	0.6 million
July 2, 2014	September 15, 2014	September 30, 2014	0.0917	13.4 million	73,141(1)	0.7 million
July 2, 2014	October 15, 2014	October 31, 2014	0.0917	13.3 million	82,390(1)	0.7 million
July 2, 2014	November 14, 2014	November 28, 2014	0.0917	13.4 million	80,775(1)	0.7 million
November 20, 2014	December 15, 2014	December 30, 2014	0.0917	13.4 million	79,849(1)	0.6 million

(1) Shares were purchased on the open market and distributed.

On November 21, 2013, the Company's Board of Directors terminated the Company's previous $50 million stock repurchase program and approved a new $100 million stock repurchase program. Under this program, any stock repurchases were to be made through the open market at times and in such amounts as management deemed appropriate, provided they were below the most recently published net asset value per share.

In December 2013, the Company repurchased 45,104 shares at the weighted average price of $8.978 per share, resulting in $0.4 million of cash paid.

On November 20, 2014, the Company's Board of Directors terminated the Company's previous $100 million stock repurchase program and approved a new $100 million stock repurchase plan through November 20, 2015. Any stock repurchases under the new $100 million stock repurchase program will be made through the open market at times, and in such amounts, as management deems appropriate. This program may be limited or terminated at any time without prior notice.

Note 6. Lines of Credit

Wells Fargo Facility

On November 16, 2009, Fifth Street Funding, LLC, a consolidated wholly-owned bankruptcy remote, special purpose subsidiary (''Funding''), and the Company entered into a Loan and Servicing Agreement (''Wells Agreement''), with respect to a revolving credit facility, as subsequently amended, (the ''Wells Fargo facility'') with Wells Fargo, as successor to Wachovia Bank, National Association, Wells Fargo Securities, LLC, as administrative agent, each of the additional institutional and conduit lenders party thereto from time to time, and each of the lender agents party thereto from time to time.

Effective February 21, 2014, the Company and Funding terminated the Wells Fargo facility. In connection therewith, the Amended and Restated Loan and Servicing Agreement and other related documents governing the Wells Fargo facility were also terminated. As such, the Company has no borrowing capacity under the

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 6. Lines of Credit – (continued)

Wells Fargo facility as of December 31, 2014. Upon termination of the Wells Fargo facility, the Company accelerated the $0.7 million remaining unamortized fee balance into interest expense.

While in effect, the Wells Fargo facility permitted up to $150 million of borrowings (subject to collateral requirements) with an accordion feature allowing for future expansion of the facility up to a total of $250 million, and borrowings under the facility bore interest at a rate equal to LIBOR (1-month) plus 2.50% per annum, with no LIBOR floor. The maturity date of the Wells Fargo facility was April 25, 2016.

The Wells Fargo facility was secured by all of the assets of Funding, and all of the Company's equity interest in Funding. The Company used the Wells Fargo facility to fund a portion of its loan origination activities and for general corporate purposes. Each loan origination under the facility was subject to the satisfaction of certain conditions. The Company's borrowings under the Wells Fargo facility bore interest at a weighted average interest rate of 2.749% for the three months ended December 31, 2013. For the three months ended December 31, 2013, the Company recorded interest expense of $0.7 million related to the Wells Fargo facility.

ING Facility

On May 27, 2010, the Company entered into a secured syndicated revolving credit facility (as subsequently amended, the ''ING facility'') pursuant to a Senior Secured Revolving Credit Agreement (''ING Credit Agreement'') with certain lenders party thereto from time to time and ING Capital LLC, as administrative agent. The ING facility allows the Company to request letters of credit from ING Capital LLC, as the issuing bank.

As of December 31, 2014, the ING facility permitted up to $705 million of borrowings with an accordion feature allowing for future expansion of the facility up to a total of $800 million, and borrowings under the facility bore interest at a rate equal to LIBOR (1-, 2-, 3- or 6-month, at the Company's option) plus 2.25% per annum, with no LIBOR floor. Unless extended, the period during which the Company may make and reinvest borrowings under the facility will expire on August 6, 2017 and the maturity date of the facility is August 6, 2018.

The ING facility is secured by substantially all of the Company's assets, as well as the assets of the Company's wholly-owned subsidiary, FSFC Holdings, Inc. (''Holdings''), and its indirect wholly-owned subsidiary, Fifth Street Fund of Funds LLC (''Fund of Funds''), subject to certain exclusions for, among other things, equity interests in the Company's SBIC subsidiaries, and equity interests in Funding and Funding II (which is defined and discussed below) as further set forth in a Guarantee, Pledge and Security Agreement (''ING Security Agreement'') entered into in connection with the ING Credit Agreement, among FSFC Holdings, Inc., ING Capital LLC, as collateral agent, and the Company. Fifth Street Fund of Funds LLC and FSFC Holdings, Inc. were formed to hold certain of the Company's portfolio companies for tax purposes and have no other operations. None of the Company's SBIC subsidiaries, Funding or Funding II is party to the ING facility and their respective assets have not been pledged in connection therewith. The ING facility provides that the Company may use the proceeds and letters of credit under the facility for general corporate purposes, including acquiring and funding leveraged loans, mezzanine loans, high-yield securities, convertible securities, preferred stock, common stock and other investments.

Pursuant to the ING Security Agreement, Holdings and Fund of Funds guaranteed the obligations under the ING Security Agreement, including the Company's obligations to the lenders and the administrative agent under the ING Credit Agreement. Additionally, the Company pledged its entire equity interest in Holdings and Holdings pledged its entire equity interest in Fund of Funds to the collateral agent pursuant to the terms of the ING Security Agreement.

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 6. Lines of Credit – (continued)

The ING Credit Agreement and related agreements governing the ING facility required Holdings, Fund of Funds and the Company to, among other things (i) make representations and warranties regarding the collateral as well as each of the Company's businesses, (ii) agree to certain indemnification obligations, and (iii) agree to comply with various affirmative and negative covenants and other customary requirements for similar credit facilities. The ING facility documents also include usual and customary default provisions such as the failure to make timely payments under the facility, the occurrence of a change in control, and the failure by the Company to materially perform under the ING Credit Agreement and related agreements governing the facility, which, if not complied with, could accelerate repayment under the facility, thereby materially and adversely affecting the Company's liquidity, financial condition and results of operations. The Company is currently in compliance with all financial covenants under the ING facility.

Each loan or letter of credit originated under the ING facility is subject to the satisfaction of certain conditions. The Company cannot be assured that it will be able to borrow funds under the ING facility at any particular time or at all.

As of December 31, 2014, the Company had $582.0 million of borrowings outstanding under the ING facility, which had a fair value of $582.0 million. The Company's borrowings under the ING facility bore interest at a weighted average interest rate of 2.656% for the three months ended December 31, 2014. For the three months ended December 31, 2014 and December 31, 2013, the Company recorded interest expense of$2.9 million and $2.8 million, respectively, related to the ING facility.

Sumitomo Facility

On September 16, 2011, Fifth Street Funding II, LLC, a consolidated wholly-owned bankruptcy remote, special purpose subsidiary ("Funding II"), entered into a Loan and Servicing Agreement ("Sumitomo Agreement") with respect to a seven-year credit facility ("Sumitomo facility") with Sumitomo Mitsui Banking Corporation ("SMBC"), an affiliate of Sumitomo Mitsui Financial Group, Inc., as administrative agent, and each of the lenders from time to time party thereto, in the amount of $200 million.

As of December 31, 2014, the Sumitomo facility permitted up to $125 million of borrowings (subject to collateral requirements), and borrowings under the facility bore interest at a rate of LIBOR (1-month) plus 2.25% per annum, with no LIBOR floor. Unless extended, the period during which the Company may make and reinvest borrowings under the facility will expire on September 16, 2016 and the maturity date of the facility is September 16, 2020, with an option for a one-year extension.

In connection with the Sumitomo facility, the Company concurrently entered into a Purchase and Sale Agreement with Funding II, pursuant to which it has sold and will continue to sell to Funding II certain loan assets the Company has originated or acquired, or will originate or acquire.

The Sumitomo Agreement and related agreements governing the Sumitomo facility required both Funding II and the Company to, among other things (i) make representations and warranties regarding the collateral as well as each of its businesses, (ii) agree to certain indemnification obligations, and (iii) comply with various covenants, servicing procedures, limitations on acquiring and disposing of assets, reporting requirements and other customary requirements for similar credit facilities, including a prepayment penalty in certain cases. The Sumitomo facility agreements also include usual and customary default provisions such as the failure to make timely payments under the facility, a change in control of Funding II, and the failure by Funding II or the Company to materially perform under the Sumitomo Agreement and related agreements governing the Sumitomo facility, which, if not complied with, could accelerate repayment under the facility, thereby materially and adversely affecting the Company's liquidity, financial condition and results of operations. Funding II was formed for the sole purpose of entering into the Sumitomo facility and has no other operations.

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 6. Lines of Credit – (continued)

The Sumitomo facility is secured by all of the assets of Funding II. Each loan origination under the facility is subject to the satisfaction of certain conditions. There is no assurance that Funding II will be able to borrow funds under the Sumitomo facility at any particular time or at all. As of December 31, 2014, the Company had $35.5 million of borrowings outstanding under the Sumitomo facility which had a fair value of $35.5 million. The Company's borrowings under the Sumitomo facility bore interest at a weighted average interest rate of 2.447% for the three months ended December 31, 2014. For the three months ended December 31, 2014 and December 31, 2013, the Company recorded interest expense of $0.5 million and $0.5 million, respectively, related to the Sumitomo facility.

As of December 31, 2014, except for assets that were funded through the Company's SBIC subsidiaries, substantially all of the Company's assets were pledged as collateral under the ING facility or the Sumitomo facility. With respect to the assets funded through the Company's SBIC subsidiaries, the SBA, as a creditor, will have a superior claim to the SBIC subsidiaries' assets over the Company's stockholders.

Total interest expense for the three months ended December 31, 2014 and December 31, 2013 was $14.0 million and $10.2 million, respectively.

Note 7. Interest and Dividend Income

Interest income is recorded on an accrual basis to the extent that such amounts are expected to be collected. In accordance with the Company's policy, accrued interest is evaluated periodically for collectability. The Company stops accruing interest on investments when it is determined that interest is no longer collectible. Distributions of income from portfolio companies are recorded as dividend income on the ex-dividend date.

The Company holds debt in its portfolio that contains PIK interest provisions. The PIK interest, which represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. The Company generally ceases accruing PIK interest if there is insufficient value to support the accrual or if the Company does not expect the portfolio company to be able to pay all principal and interest due. The Company's decision to cease accruing PIK interest involves subjective judgments and determinations based on available information about a particular portfolio company, including whether the portfolio company is current with respect to its payment of principal and interest on its loans and debt securities; monthly and quarterly financial statements and financial projections for the portfolio company; the Company's assessment of the portfolio company's business development success, including product development, profitability and the portfolio company's overall adherence to its business plan; information obtained by the Company in connection with periodic formal update interviews with the portfolio company's management and, if appropriate, the private equity sponsor; and information about the general economic and market conditions in which the portfolio company operates. Based on this and other information, the Company determines whether to cease accruing PIK interest on a loan or debt security. The Company's determination to cease accruing PIK interest on a loan or debt security is generally made well before the Company's full write-down of such loan or debt security.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 7. Interest and Dividend Income – (continued)

Accumulated PIK interest activity for the three months ended December 31, 2014 and December 31, 2013 was as follows:

	Three months ended December 31, 2014	Three months ended December 31, 2013
PIK balance at beginning of period	$39,686	$23,934
Gross PIK interest accrued	7,643	5,613
PIK income reserves[(1)]	(3,239)	—
PIK interest received in cash	(658)	(4,226)
Loan exits and other PIK adjustments	—	(421)
PIK balance at end of period	**$43,432**	**$24,900**

(1) PIK income is generally reserved for when a loan is placed on PIK non-accrual status.

As of December 31, 2014, there were four investments on which the Company had stopped accruing cash interest, PIK interest or OID income. As of September 30, 2014, there was one investment on which the Company had stopped accruing cash interest, PIK interest or OID income. As of December 31, 2013, there were no investments on which the Company had stopped accruing cash and/or PIK interest and OID income.

The percentages of the Company's debt investments at cost and fair value by accrual status as of December 31, 2014, September 30, 2014 and December 31, 2013 were as follows:

	December 31, 2014				September 30, 2014				December 31, 2013			
	Cost	% of Debt Portfolio	Fair Value	% of Debt Portfolio	Cost	% of Debt Portfolio	Fair Value	% of Debt Portfolio	Cost	% of Debt Portfolio	Fair Value	% of Debt Portfolio
Accrual	$2,523,714	95.97%	$2,505,354	97.67%	$2,345,637	99.25%	$2,339,087	99.73%	$2,249,767	100.00%	$2,261,742	100.00%
PIK non-accrual	105,878	4.03	59,883	2.33	—	—	—	—	—	—	—	—
Cash non-accrual[(1)]	—	—	—	—	17,752	0.75	6,356	0.27	—	—	—	—
Total	**$2,629,592**	**100.00%**	**$2,565,237**	**100.00%**	**$2,363,389**	**100.00%**	**$2,345,443**	**100.00%**	**$2,249,767**	**100.00%**	**$2,261,742**	**100.00%**

(1) Cash non-accrual status is inclusive of PIK and other noncash income, where applicable.

The non-accrual status of the Company's portfolio investments as of December 31, 2014, September 30, 2014 and December 31, 2013 was as follows:

	December 31, 2014	September 30, 2014	December 31, 2013
Miche Bag, LLC	—	Cash non-accrual[(1)]	—
Phoenix Brands Merger Sub LLC	PIK non-accrual	—	—
TransTrade Operators, Inc.	PIK non-accrual	—	—
CCCG, LLC	PIK non-accrual	—	—
JTC Education, Inc.	PIK non-accrual	—	—

(1) Cash non-accrual status is inclusive of PIK and other noncash income, where applicable.

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 7. Interest and Dividend Income – (continued)

Income non-accrual amounts for the three months ended December 31, 2014 and December 31, 2013 were as follows:

	Three months ended December 31, 2014(1)	Three months ended December 31, 2013
Cash interest income	$ —	$—
PIK interest income	3,239	—
OID income	583	—
Total	**$3,822**	**$—**

(1) Income non-accrual amounts for the year may include amounts for investments that were no longer held at the end of the period.

Note 8. Taxable/Distributable Income and Dividend Distributions

Taxable income differs from net increase (decrease) in net assets resulting from operations primarily due to: (1) unrealized appreciation (depreciation) on investments and secured borrowings, as gains and losses are not included in taxable income until they are realized; (2) origination and exit fees received in connection with investments in portfolio companies; (3) organizational and deferred offering costs; (4) recognition of interest income on certain loans; and (5) income or loss recognition on exited investments.

At September 30, 2014, the Company had net loss carryforwards of $123.4 million to offset net capital gains, to the extent provided by U.S. federal income tax law. Of the capital loss carryforwards, $1.5 million will expire on September 30, 2017, $10.3 million will expire on September 30, 2019, and $111.6 million will not expire, of which $2.2 million are available to offset future short-term capital gains and $109.4 million are available to offset future long-term capital gains.

Listed below is a reconciliation of ‘‘net decrease in net assets resulting from operations’’ to taxable income for the three months ended December 31, 2014.

Net decrease in net assets resulting from operations	$(30,661)
Net unrealized depreciation on investments and secured borrowings	48,243
Book/tax difference due to loan fees	(556)
Book/tax difference due to exit fees	(429)
Book/tax difference due to organizational and deferred offering costs	(22)
Book/tax difference due to interest income on certain loans	3,421
Book/tax difference due to capital losses not recognized	18,121
Other book-tax differences	(1,445)
Taxable/Distributable Income(1)	**$ 36,672**

(1) The Company's taxable income for the three months ended December 31, 2014 is an estimate and will not be finally determined until the Company files its tax return for the fiscal year ended September 30, 2015. Therefore, the final taxable income may be different than the estimate.

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 8. Taxable/Distributable Income and Dividend Distributions – (continued)

As of September 30, 2014, the components of accumulated undistributed income on a tax basis were as follows:

Undistributed ordinary income, net (RIC status)	$ —
Realized capital losses	(123,407)
Unrealized gains, net	75

The Company uses the asset and liability method to account for its taxable subsidiaries' income taxes. Using this method, the Company recognizes deferred tax assets and liabilities for the estimated future tax effects attributable to temporary differences between financial reporting and tax bases of assets and liabilities. In addition, the Company recognizes deferred tax benefits associated with net operating carry forwards that it may use to offset future tax obligations. The Company measures deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which it expects to recover or settle those temporary differences. The Company has recorded a deferred tax asset for the difference in the book and tax basis of certain equity investments and tax net operating losses held by its taxable subsidiaries of $8.5 million. However, this amount has been fully offset by a valuation allowance of $8.5 million, since it is more likely than not that these deferred tax assets will not be realized.

On December 22, 2010, the Regulated Investment Company Modernization Act of 2010 (the ''Act'') was enacted, which changed various technical rules governing the tax treatment of RICs. The changes are generally effective for taxable years beginning after the date of enactment. Under the Act, the Company is permitted to carry forward any net capital losses, if any, incurred in taxable years beginning after the date of enactment for an unlimited period. However, any losses incurred during those future taxable years will be required to be utilized prior to the losses incurred in pre-enactment taxable years, which carry an expiration date. As a result of this ordering rule, pre-enactment net loss carryforwards may be more likely to expire unused.

Distributions to stockholders are recorded on the record date. The Company is required to distribute annually to its stockholders at least 90% of its net taxable income and net realized short-term capital gains in excess of net realized long-term capital losses for each taxable year in order to be eligible for the tax benefits allowed to a RIC under Subchapter M of the Code. The Company anticipates paying out as a dividend all or substantially all of those amounts. The amount to be paid out as a dividend is determined by the Board of Directors and is based on management's estimate of the Company's annual taxable income. The Company maintains an ''opt out'' dividend reinvestment plan for its stockholders.

For U.S. federal income tax purposes, the Company estimates that its distributions for the calendar year 2014 will be composed primarily of ordinary income, and will be reflected as such on the Form 1099-DIV for the calendar year 2014.

As a RIC, the Company is also subject to a U.S. federal excise tax based on distributive requirements of its taxable income on a calendar year basis. The Company did not incur a U.S. federal excise tax for calendar years 2012 and 2013 and does not expect to incur a U.S. federal excise tax for calendar year 2014.

Note 9. Realized Gains or Losses and Net Unrealized Appreciation or Depreciation on Investments and Secured Borrowings

Realized gains or losses are measured by the difference between the net proceeds from the sale or redemption and the cost basis of the investment without regard to unrealized appreciation or depreciation previously recognized, and includes investments written-off during the period, net of recoveries. Realized losses may also be recorded in connection with the Company's determination that certain investments are considered worthless securities and/or meet the conditions for loss recognition per the applicable tax rules.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 9. Realized Gains or Losses and Net Unrealized Appreciation or Depreciation on Investments and Secured Borrowings – (continued)

Net unrealized appreciation or depreciation reflects the net change in the valuation of the portfolio pursuant to the Company's valuation guidelines and the reclassification of any prior period unrealized appreciation or depreciation.

During the three months ended December 31, 2014, the Company recorded investment realization events, including the following:

- In October 2014, the Company restructured its investment in Miche Bag, LLC. As part of the restructuring, the Company exchanged cash and its debt and equity securities for debt and equity securities in the restructured entity, Miche Group, LLC and recorded a realized loss in the amount of $17.9 million on this transaction;
- In October 2014, the Company received a cash payment of $74.4 million from Teaching Strategies, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In October 2014, the Company received a cash payment of $6.5 million from SugarSync, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In November 2014, the Company received a cash payment of $8.6 million from Olson + Co., Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In November 2014, the Company received a cash payment of $5.6 million from American Cadastre, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In December 2014, the Company received a cash payment of $35.8 million from Drugtest, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In December 2014, the Company received a cash payment of $39.5 million from Charter Brokerage, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In December 2014, the Company received a cash payment of $27.7 million from CRGT, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction;
- In December 2014, the Company received a cash payment of $12.5 million from Devicor Medical Products, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on this transaction;
- In December 2014, the Company received a cash payment of $12.0 million from CT Technologies Intermediate Holdings, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on this transaction; and
- During the three months ended December 31, 2014, the Company received payments of $178.7 million in connection with syndications of debt investments to other investors, sales of debt investments in the open market, and repayment of secured borrowings and recorded a net realized gain of $0.3 million on these transactions.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 9. Realized Gains or Losses and Net Unrealized Appreciation or Depreciation on Investments and Secured Borrowings – (continued)

During the three months ended December 31, 2013, the Company recorded investment realization events, including the following:

- In October and December 2013, the Company received payments of $3.2 million from Stackpole Powertrain International Holding, L.P. related to the sale of its equity investment. A realized gain of $2.2 million was recorded on this transaction;
- In October 2013, the Company received a payment of $8.9 million from Harden Healthcare, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction;
- In October 2013, the Company received a payment of $4.0 million from Capital Equipment Group, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par and no realized gain or loss was recorded on the transaction. The Company also received an additional $0.9 million in connection with the sale of its common equity investment, realizing a gain of $0.6 million;
- In November 2013, the Company received a payment of $10.0 million from IG Investments Holdings, LLC in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In November 2013, the Company received a payment of $15.7 million from CTM Group, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- In December 2013, the Company received a payment of $0.4 million in connection with the exit of its debt investment in Saddleback Fence and Vinyl Products, Inc. A realized loss of $0.3 million was recorded on this transaction;
- In December 2013, the Company received a payment of $7.2 million from Western Emulsions, Inc. in full satisfaction of all obligations under the loan agreement. The debt investment was exited at par (plus additional fees) and no realized gain or loss was recorded on the transaction;
- During the three months ended December 31, 2013, the Company received payments of $108.9 million in connection with sales of debt investments and recorded a net realized gain of $0.5 million.

During the three months ended December 31, 2014 and December 31, 2013, the Company recorded net unrealized depreciation on investments of $48.6 million and $5.7 million, respectively. For the three months ended December 31, 2014, the Company's net unrealized depreciation consisted of $57.0 million of net unrealized depreciation on debt investments and $4.7 million of net unrealized depreciation on equity investments, offset by $13.1 million of net reclassifications to realized loss on debt and equity investments (resulting in unrealized appreciation). For the three months ended December 31, 2013, the Company's net unrealized depreciation consisted of $2.7 million of net reclassifications to realized gains (resulting in unrealized depreciation), $1.8 million of net unrealized depreciation on debt investments and $1.2 million of net unrealized depreciation on equity investments.

Note 10. Concentration of Credit Risks

The Company places its cash in financial institutions and at times such balances may be in excess of the FDIC insured limit. The Company limits its exposure to credit loss by depositing its cash with high credit quality financial institutions and monitoring their financial stability.

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 11. Related Party Transactions

The Company has entered into an investment advisory agreement with the Investment Adviser. Under the investment advisory agreement, the Company pays the Investment Adviser a fee for its services consisting of two components — a base management fee and an incentive fee.

Base management Fee

The base management fee is calculated at an annual rate of 2% of the Company's gross assets, which includes any borrowings for investment purposes but excludes any cash and cash equivalents held at the end of each quarter. The base management fee is payable quarterly in arrears and the fee for any partial month or quarter is appropriately prorated.

For the three months ended December 31, 2014, the Investment Adviser voluntarily waived a portion of the base management fee which resulted in waivers of $0.1 million.

For the three months ended December 31, 2014 and December 31, 2013, base management fees (net of waivers) were $14.0 million and $12.1 million, respectively. At December 31, 2014, the Company had a liability on its Consolidated Statements of Assets and Liabilities in the amount of $14.0 million reflecting the unpaid portion of the base management fee payable to the Investment Adviser.

Incentive Fee

The incentive fee portion of the investment advisory agreement has two parts. The first part (''Part I Incentive Fee'') is calculated and payable quarterly in arrears based on the Company's ''Pre-Incentive Fee Net Investment Income'' for the immediately preceding fiscal quarter. For this purpose, ''Pre-Incentive Fee Net Investment Income'' means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the fiscal quarter, minus the Company's operating expenses for the quarter (including the base management fee, expenses payable under the Company's administration agreement, and any interest expense and dividends paid on any issued and outstanding indebtedness or preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of the Company's net assets at the end of the immediately preceding fiscal quarter, will be compared to a ''hurdle rate'' of 2% per quarter (8% annualized), subject to a ''catch-up'' provision measured as of the end of each fiscal quarter. The Company's net investment income used to calculate this part of the incentive fee is also included in the amount of its gross assets used to calculate the 2% base management fee. The operation of the incentive fee with respect to the Company's Pre-Incentive Fee Net Investment Income for each quarter is as follows:

- No incentive fee is payable to the Investment Adviser in any fiscal quarter in which the Company's Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate of 2% (the ''preferred return'' or ''hurdle'');
- 100% of the Company's Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than or equal to 2.5% in any fiscal quarter (10% annualized) is payable to the Investment Adviser. The Company refers to this portion of its Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than or equal to 2.5%) as the ''catch-up.'' The ''catch-up'' provision is intended to provide the Investment Adviser with an incentive fee of 20% on all of the Company's Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply when the Company's Pre-Incentive Fee Net Investment Income exceeds 2.5% in any fiscal quarter; and

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 11. Related Party Transactions – (continued)

- 20% of the amount of the Company's Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any fiscal quarter (10% annualized) is payable to the Investment Adviser once the hurdle is reached and the catch-up is achieved (20% of all Pre-Incentive Fee Net Investment Income thereafter is allocated to the Investment Adviser).

The second part of the incentive fee (''Part II Incentive Fee'') is determined and payable in arrears as of the end of each fiscal year (or upon termination of the investment advisory agreement, as of the termination date) and equals 20% of the Company's realized capital gains, if any, on a cumulative basis from inception through the end of each fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

GAAP requires the Company to accrue for the theoretical capital gains incentive fee that would be payable after giving effect to the net realized and unrealized capital appreciation. It should be noted that a fee so calculated and accrued would not necessarily be payable under the investment advisory agreement, and may never be paid based upon the computation of capital gains incentive fees in subsequent periods. Amounts ultimately paid under the investment advisory agreement will be consistent with the formula reflected in the investment advisory agreement. The Company does not currently accrue for capital gains incentive fees due to the accumulated realized losses in the portfolio.

For the three months ended December 31, 2014 and December 31, 2013, incentive fees were $8.7 million and $9.1 million respectively. At December 31, 2014, the Company had a liability on its Consolidated Statements of Assets and Liabilities in the amount of $8.7 million reflecting the unpaid portion of the incentive fee payable to the Investment Adviser.

Indemnification

The investment advisory agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, the Company's Investment Adviser and its officers, managers, agents, any employees, controlling persons, members (or their owners) and any other person or entity affiliated with it, are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the Investment Adviser's services under the investment advisory agreement or otherwise as the Company's Investment Adviser.

Administration Agreement

On January 1, 2014, the Company entered into an administration agreement with a new administrator, FSC CT, Inc., which has since converted into FSC CT LLC (''FSC CT''), a wholly-owned subsidiary of the Company's investment adviser, under substantially similar terms as its prior administration agreement with FSC, Inc. Under the administration agreement with FSC CT, administrative services are provided to the Company, including its principal executive offices and equipment, and clerical, bookkeeping and recordkeeping services at such facilities. Under the administration agreement, FSC CT also performs or oversees the performance of the Company's required administrative services, which includes being responsible for the financial records which the Company is required to maintain and preparing reports to the Company's stockholders and reports filed with the SEC. In addition, FSC CT assists the Company in determining and publishing the Company's net asset value, overseeing the preparation and filing of the Company's tax returns and the printing and dissemination of reports to the Company's stockholders, and generally overseeing the payment of the Company's expenses and the performance of administrative and professional services rendered to the Company by others. For providing these services, facilities and personnel, the Company provides reimbursement for the allocable portion of overhead and other expenses incurred in connection with payments

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 11. Related Party Transactions – (continued)

of rent at market rates and the Company's allocable portion of the costs of compensation and related expenses of the Company's chief financial officer and chief compliance officer and their staffs. Such reimbursement is at cost with no profit to, or markup by, FSC CT. FSC CT may also provide, on the Company's behalf, managerial assistance to the Company's portfolio companies. The administration agreement may be terminated by either party without penalty upon 60 days' written notice to the other party.

For the three months ended December 31, 2014, the Company accrued administrative expenses of $2.5 million, including $1.3 million of general and administrative expenses, which are due to FSC CT. At December 31, 2014, $3.6 million was included in Due to FSC CT in the Consolidated Statement of Assets and Liabilities.

Note 12. Financial Highlights

	Three months ended December 31, 2014	Three months ended December 31, 2013
Net asset value at beginning of period	$ 9.64	$ 9.85
Net investment income(4)	0.23	0.26
Net unrealized depreciation on investments and secured borrowings(4)	(0.31)	(0.04)
Net realized gain (loss) on investments, secured borrowings and interest rate swap(4)	(0.11)	0.02
Distributions to stockholders(4)	(0.28)	(0.24)
Net asset value at end of period	**$ 9.17**	**$ 9.85**
Per share market value at beginning of period	$ 9.18	$ 10.29
Per share market value at end of period	$ 8.01	$ 9.25
Total return(1)	(9.88)%	(7.81)%
Common shares outstanding at beginning of period	153,340	139,041
Common shares outstanding at end of period	153,340	139,138
Net assets at beginning of period	$1,478,476	$1,368,872
Net assets at end of period	$1,405,631	$1,369,968
Average net assets(2)	$1,448,626	$1,373,035
Ratio of net investment income to average net assets(5)	9.63%	10.47%
Ratio of net expenses to average net assets (excluding base management fee waiver)(5)	11.29%	10.15%
Ratio of net expenses to average net assets(5)	11.26%	10.15%
Ratio of portfolio turnover to average investments at fair value	4.90%	2.38%
Weighted average outstanding debt(3)	$1,182,007	$ 829,393
Average debt per share(4)	$ 7.71	$ 5.96

(1) Total return equals the increase or decrease of ending market value over beginning market value, plus distributions, divided by the beginning market value, assuming dividend reinvestment prices obtained under the Company's DRIP.

(2) Calculated based upon the weighted average net assets for the period.

(3) Calculated based upon the weighted average of loans payable for the period.

(4) Calculated based upon weighted average shares outstanding for the period.

(5) Interim periods are annualized.

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 13. Convertible Notes

On April 12, 2011, the Company issued $152.0 million unsecured convertible notes, including $2 million issued to Leonard M. Tannenbaum, the Company's former Chief Executive Officer. The Convertible Notes were issued pursuant to an Indenture, dated April 12, 2011 (the ''Indenture''), between the Company and the Trustee.

The Convertible Notes mature on April 1, 2016 (the ''Maturity Date''), unless previously converted or repurchased in accordance with their terms. The Convertible Notes bear interest at a rate of 5.375% per annum payable semiannually in arrears on April 1 and October 1 of each year. The Convertible Notes are the Company's unsecured obligations and rank senior in right of payment to the Company's existing and future indebtedness that is expressly subordinated in right of payment to the Convertible Notes; equal in right of payment to the Company's existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of the Company's secured indebtedness (including existing unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries or financing vehicles.

Prior to the close of business on the business day immediately preceding January 1, 2016, holders may convert their Convertible Notes only under certain circumstances set forth in the Indenture, such as during specified periods when the Company's shares of common stock trade at more than 110% of the then applicable conversion price or the Convertible Notes trade at less than 98% of their conversion value. On or after January 1, 2016 until the close of business on the business day immediately preceding the Maturity Date, holders may convert their Convertible Notes at any time. Upon conversion, the Company will deliver shares of its common stock. The conversion rate was initially, and currently is, 67.7415 shares of common stock per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $14.76 per share of common stock). The conversion rate is subject to customary anti-dilution adjustments, including for any cash dividends or distributions paid on shares of the Company's common stock in excess of a monthly distribution of $0.1066 per share, but will not be adjusted for any accrued and unpaid interest. In addition, if certain corporate events occur prior to the Maturity Date, the conversion rate will be increased for converting holders. Based on the current conversion rate, the maximum number of shares of common stock that would be issued upon conversion of the $115 million convertible debt outstanding at December 31, 2014 is 7,790,273. If the Company delivers shares of common stock upon a conversion at the time that net asset value per share exceeds the conversion price in effect at such time, the Company's stockholders may incur dilution. In addition, the Company's stockholders will experience dilution in their ownership percentage of common stock upon the issuance of common stock in connection with the conversion of the Company's convertible notes and any dividends paid on common stock will also be paid on shares issued in connection with such conversion after such issuance. The shares of common stock issued upon a conversion are not subject to registration rights.

The Company may not redeem the Convertible Notes prior to maturity. No sinking fund is provided for the Convertible Notes. In addition, if certain corporate events occur in respect of the Company, holders of the Convertible Notes may require the Company to repurchase for cash all or part of their Convertible Notes at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest through, but excluding, the required repurchase date.

The Indenture contains certain covenants, including covenants requiring the Company to provide financial information to the holders of the Convertible Notes, and the Trustee if the Company ceases to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the Indenture.

For the three months ended December 31, 2014 and December 31, 2013, the Company recorded interest expense of $1.7 million and $1.7 million, respectively, related to the Convertible Notes.

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 13. Convertible Notes – (continued)

The Company may repurchase the Convertible Notes in accordance with the 1940 Act and the rules promulgated thereunder. Any Convertible Notes repurchased by the Company may, at the Company's option, be surrendered to the Trustee for cancellation, but may not be reissued or resold by the Company. Any Convertible Notes surrendered for cancellation will be promptly canceled and no longer outstanding under the Indenture. The Company did not repurchase Convertible Notes during the three months ended December 31, 2014 and December 31, 2013.

Because this net gain was included in the amount that must be distributed to the Company's stockholders in order for it to maintain its RIC status and is classified as a component of net investment income in the Consolidated Statements of Operations, such net gain was included in ''Pre-Incentive Fee Net Investment Income'' for purposes of the payment of the income incentive fee to the investment adviser under the investment advisory agreement. Paying an incentive fee on this type of net gain is permissible under the Company's investment advisory agreement, but because such a fee was not specifically detailed in the investment advisory agreement, the Company obtained the approval of the Company's Board of Directors to pay such fees. This type of net gain, and corresponding income incentive fee, may occur again in the future. Any repurchase of the 2019 Notes, 2024 Notes or 2028 Notes at a discount will be treated in a similar manner.

As of December 31, 2014, there were $115.0 million Convertible Notes outstanding, which had a fair value of $118.9 million.

Note 14. Unsecured Notes

2019 Notes

On February 26, 2014, the Company issued $250.0 million in aggregate principal amount of its 4.875% unsecured notes due 2019 (the ''2019 Notes'') for net proceeds of $244.4 million after deducting original issue discount of $1.4 million, underwriting commissions and discounts of $3.7 million and offering costs of $0.5 million. The original issue discount on these notes is amortized on a straight-line basis over the term of the notes.

The 2019 Notes were issued pursuant to an indenture, dated April 30, 2012, as supplemented by the first supplemental indenture, dated February 26, 2014 (collectively, the ''2019 Notes Indenture''), between the Company and the Trustee. The 2019 Notes are the Company's general unsecured obligations that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2019 Notes. The 2019 Notes rank equally in right of payment with all of the Company's existing and future liabilities that are not so subordinated. The 2019 Notes effectively rank junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness. The 2019 Notes rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries, financing vehicles or similar facilities.

Interest on the 2019 Notes is paid semi-annually on March 1 and September 1, at a rate of 4.875% per annum. The 2019 Notes mature on March 1, 2019 and may be redeemed in whole or in part at any time or from time to time at the Company's option prior to maturity.

The 2019 Notes Indenture contains certain covenants, including covenants requiring the Company's compliance with (regardless of whether the Company is subject to) the restrictions on dividends, distributions and purchase of capital stock set forth in Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act, as well as covenants requiring the Company to provide financial information to the holders of the 2019 Notes and the Trustee if the Company ceases to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the 2019 Notes Indenture. The Company may repurchase the 2019 Notes in accordance with the 1940 Act and the rules

FIFTH STREET FINANCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 14. Unsecured Notes – (continued)

promulgated thereunder. In addition, holders of the 2019 Notes can require the Company to repurchase the 2019 Notes at 100% of their principal amount upon the occurrence of certain change of control events as described in the 2019 Notes Indenture. The 2019 Notes are issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. During the three months ended December 31, 2014, the Company did not repurchase any of the 2019 Notes in the open market.

For the three months ended December 31, 2014, the Company recorded interest expense of $3.5 million related to the 2019 Notes.

As of December 31, 2014, there were $250.0 million 2019 Notes outstanding, which had a fair value of $258.2 million.

2024 Notes

On October 18, 2012, the Company issued $75.0 million in aggregate principal amount of its 5.875% unsecured notes due 2024 (the ''2024 Notes'') for net proceeds of $72.5 million after deducting underwriting commissions of $2.2 million and offering costs of $0.3 million.

The 2024 Notes were issued pursuant to an indenture, dated April 30, 2012, as supplemented by the first supplemental indenture, dated October 18, 2012 (collectively, the ''2024 Notes Indenture''), between the Company and the Trustee. The 2024 Notes are the Company's unsecured obligations and rank senior in right of payment to the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2024 Notes; equal in right of payment to the Company's existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of the Company's secured indebtedness (including existing unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries or financing vehicles.

Interest on the 2024 Notes is paid quarterly in arrears on January 30, April 30, July 30 and October 30, at a rate of 5.875% per annum. The 2024 Notes mature on October 30, 2024 and may be redeemed in whole or in part at any time or from time to time at the Company's option on or after October 30, 2017. The 2024 Notes are listed on the New York Stock Exchange under the trading symbol ''FSCE'' with a par value of $25.00 per share.

The 2024 Notes Indenture contains certain covenants, including covenants requiring the Company's compliance with (regardless of whether the Company is subject to) the asset coverage requirements set forth in Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act and with the restrictions on dividends, distributions and purchase of capital stock set forth in Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act, as well as covenants requiring the Company to provide financial information to the holders of the 2024 Notes and the Trustee if the Company ceases to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the 2024 Notes Indenture. The Company may repurchase the 2024 Notes in accordance with the 1940 Act and the rules promulgated thereunder. Any 2024 Notes repurchased by the Company may, at the Company's option, be surrendered to the Trustee for cancellation, but may not be reissued or resold by the Company. Any 2024 Notes surrendered for cancellation will be promptly canceled and no longer outstanding under the 2024 Notes Indenture. During the years ended September 30, 2014 and 2013, the Company did not repurchase any of the 2024 Notes in the open market.

For the three months ended December 31, 2014 and December 31, 2013, the Company recorded interest expense of $1.2 million and $1.2 million, respectively, related to the 2024 Notes.

As of December 31, 2014, there were $75.0 million 2024 Notes outstanding, which had a fair value of $74.5 million.

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 14. Unsecured Notes – (continued)

2028 Notes

In April and May 2013, the Company issued $86.3 million in aggregate principal amount of its 6.125% unsecured notes due 2028 (the ''2028 Notes'') for net proceeds of $83.4 million after deducting underwriting commissions of $2.6 million and offering costs of $0.3 million. The proceeds included the underwriters' full exercise of their overallotment option.

The 2028 Notes were issued pursuant to an indenture, dated April 30, 2012, as supplemented by the second supplemental indenture, dated April 4, 2013 (collectively, the ''2028 Notes Indenture''), between the Company and the Trustee. The 2028 Notes are the Company's unsecured obligations and rank senior in right of payment to the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2028 Notes; equal in right of payment to the Company's existing and future unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of the Company's secured indebtedness (including existing unsecured indebtedness that it later secures) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company's subsidiaries or financing vehicles. Interest on the 2028 Notes is paid quarterly in arrears on January 30, April 30, July 30 and October 30, at a rate of 6.125% per annum. The 2028 Notes mature on April 30, 2028 and may be redeemed in whole or in part at any time or from time to time at the Company's option on or after April 30, 2018. The 2028 Notes are listed on the NASDAQ Global Select Market under the trading symbol ''FSCFL'' with a par value of $25.00 per share.

The 2028 Notes Indenture contains certain covenants, including covenants requiring the Company's compliance with (regardless of whether it is subject to) the asset coverage requirements set forth in Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act, as well as covenants requiring the Company to provide financial information to the holders of the 2028 Notes and the Trustee if it ceases to be subject to the reporting requirements of the Securities Exchange Act of 1934. These covenants are subject to limitations and exceptions that are described in the 2028 Notes Indenture. The Company may repurchase the 2028 Notes in accordance with the 1940 Act and the rules promulgated thereunder. Any 2028 Notes repurchased by the Company may, at its option, be surrendered to the Trustee for cancellation, but may not be reissued or resold by the Company. Any 2028 Notes surrendered for cancellation will be promptly canceled and no longer outstanding under the 2028 Notes Indenture. During the years ended December 31, 2014 and 2013, the Company did not repurchase any of the 2028 Notes in the open market.

For the three months ended December 31, 2014 and December 31, 2013, the Company recorded interest expense of $1.4 million and $1.3 million respectively, related to the 2028 Notes.

As of December 31, 2014, there were $86.3 million 2028 Notes outstanding, which had a fair value of $86.0 million.

Note 15. Secured Borrowings

The Company follows the guidance in ASC 860 when accounting for loan participations and other partial loan sales. Such guidance requires a participation or other partial loan sale to meet the definition of a ''participating interest,'' as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales which do not meet the definition of a participating interest remain on the Company's Consolidated Statement of Assets and Liabilities and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value.

As of December 31, 2014, secured borrowings at fair value totaled $22.2 million and the fair value of the investments that are associated with these secured borrowings was $44.2 million. These secured borrowings were the result of the Company's completion of partial loan sales of a senior secured debt investment totaling $22.8 million during the fiscal year ended September 30, 2014 that did not meet the definition of a

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 15. Secured Borrowings – (continued)

participating interest. As a result, sale treatment was not allowed and these partial loan sales were treated as secured borrowings. During the three months ended December 31, 2014, there were $62.1 million of repayments on secured borrowings.

As of September 30, 2014, secured borrowings at fair value totaled $84.8 million and the fair value of the investments that are associated with these secured borrowings was $154.0 million. These secured borrowings were the result of the Company's completion of partial loan sales of two senior secured debt investments totaling $87.8 million during the year ended September 30, 2014 that did not meet the definition of a participating interest. As a result, sale treatment was not allowed and these partial loan sales were treated as secured borrowings. During the year ended September 30, 2014, there were $3.0 million of repayments on secured borrowings.

As of December 31, 2014, there were $22.5 million of secured borrowings outstanding, which had a fair value of $22.2 million. As of September 30, 2014, there were $84.8 million of secured borrowings outstanding, which had a fair value of $84.8 million.

For the three months ended December 31, 2014, the Company recorded interest expense of $0.5 million related its secured borrowings.

Note 16. Subsequent Events

The Company's management evaluated subsequent events through the date of issuance of these Consolidated Financial Statements and noted that the following event requires disclosure and recognition in the Company's Financial statements as of and for the three months ended December 31, 2014:

During January 2015, one of the Company's portfolio investments disclosed its substantial financial deterioration that occurred prior to the date of these Consolidated Financial Statements. As a result, the Company reflected such information in its valuation of this portfolio investment as of December 31, 2014. As more information becomes available, the Company may experience a further mark-down of the fair value of this investment in the future. The investment may be placed on non-accrual status after the fiscal quarter ended December 31, 2014, as all interest due through that date has been paid to the Company. The investment represents 0.25% of the total portfolio at fair value as of December 31, 2014.

Schedule 12-14

Fifth Street Finance Corp.

Schedule of Investments in and Advances to Affiliates
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
Three months ended December 31, 2014

Portfolio Company/Type of Investment[1]	Amount of Interest, Fees or Dividends Credited in Income[2]	Fair Value at October 1, 2014	Gross Additions[3]	Gross Reductions[4]	Fair Value at December 31, 2014
Control Investments					
Traffic Solutions Holdings, Inc.					
Second Lien Term Loan, 12% cash 3% PIK due 12/31/2016	$ 676	$14,905	$ 217	$ (125)	$14,997
LC Facility, 8.5% cash due 12/31/2016	36	—	2	(2)	—
746,114 Series A Preferred Units	449	17,564	449	—	18,013
746,114 Common Stock Units	—	6,113	—	(1,019)	5,094
TransTrade Operators, Inc.					
First Lien Term Loan, 11% cash 3% PIK due 5/31/2016	6	11,109	407	(2,651)	8,865
First Lien Revolver, 8% cash due 5/31/2016	22	—	475	(218)	257
596.67 Series A Common Units in TransTrade Holdings LLC	—	—	—	—	—
4,000,000 Series A Preferred Units in TransTrade Holdings LLC	—	—	2,000	(2,000)	—
5,200,000 Preferred Units in TransTrade Holding LLC	—	—	—	—	—
HFG Holdings, LLC					
First Lien Term Loan, 6% cash 4% PIK due 6/10/2019	2,588	96,935	618	(1,741)	95,812
875,933 Class A Units	—	31,786	—	(4,275)	27,511
First Star Aviation, LLC					
First Lien Term Loan, 9% cash 3% PIK due 1/9/2018	578	16,556	213	(1,644)	15,125
10,104,401 Common Units	—	10,329	1,531	—	11,860
First Star Speir Aviation 1 Limited					
First Lien Term Loan, 9% cash due 12/15/2015	1,552	61,155	821	(13,106)	48,870
2,058,411.64 Common Units	—	3,572	901	—	4,473
First Star Bermuda Aviation Limited					
First Lien Term Loan, 9% cash 3% PIK due 8/19/2018	1,155	35,606	363	(10,741)	25,228
4,293,736 Common Units	—	5,839	—	(370)	5,469
Eagle Hospital Physicians, LLC					
First Lien Term Loan A, 8% PIK due 8/1/2016	249	11,924	249	(46)	12,127
First Lien Term Loan B, 8.1% PIK due 8/1/2016	69	3,262	68	(13)	3,317
First Lien Revolver, 8% cash due 8/1/2016	59	2,847	2	(2)	2,847
4,100,000 Class A Common Units	—	5,738	57	—	5,795
Senior Loan Fund JV I, LLC					
Subordinated Note, LIBOR+8% cash due 5/2/2021	2,301	53,984	7,847	—	61,831
87.5% equity interest[5]	—	5,650	860	(1,754)	4,756

Fifth Street Finance Corp.

Schedule of Investments in and Advances to Affiliates – (continued)
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
Three months ended December 31, 2014

Portfolio Company/Type of Investment[1]	Amount of Interest, Fees or Dividends Credited in Income[2]	Fair Value at October 1, 2014	Gross Additions[3]	Gross Reductions[4]	Fair Value at December 31, 2014
Miche Group, LLC					—
First Lien Revolver, L+8% cash due 12/18/2016	50	—	500	—	500
100 units in FSFC Miche, Inc.	—	—	5,306	—	5,306
Total Control Investments	**$ 9,790**	**$394,874**	**$22,886**	**$(39,707)**	**$378,053**
Affiliate Investments					
Caregiver Services, Inc.					
Second Lien Term Loan, 10% cash 2% PIK due 6/30/2019	281	9,062	47	(93)	9,016
1,080,399 shares of Series A Preferred Stock	—	3,805	130	—	3,935
AmBath/ReBath Holdings, Inc.					
First Lien Term Loan A, LIBOR+7% (3% floor) cash due 4/30/2016	23	1,222	7	(466)	763
First Lien Term Loan B, 12.5% cash 2.5% PIK due 4/30/2016	1,020	26,032	181	—	26,213
4,668,788 shares of Preferred Stock	—	643	—	(180)	463
Total Affiliate Investments	**$ 1,324**	**$ 40,764**	**$ 365**	**$ (739)**	**$ 40,390**
Total Control & Affiliate Investments	**$11,114**	**$435,638**	**$23,251**	**$(40,446)**	**$418,443**

This schedule should be read in connection with the Company's Consolidated Financial Statements, including the Consolidated Schedules of Investments and Notes to the Consolidated Financial Statements.

(1) The principal amount and ownership detail as shown in the Company's Consolidated Schedules of Investments.

(2) Represents the total amount of interest, fees and dividends credited to income for the portion of the year an investment was included in the Control or Non-Control/Non-Affiliate categories, respectively.

(3) Gross additions include increases in the cost basis of investments resulting from new portfolio investments, follow-on Investments and accrued PIK interest, and the exchange of one or more existing securities for one or more new securities. Gross additions also include net increases in unrealized appreciation or net decreases in unrealized depreciation as well as the movement of an existing portfolio company into this category or out of a different category.

(4) Gross reductions include decreases in the cost basis of investment resulting from principal payments or sales and exchanges of one or more existing securities for one or more new securities. Gross reductions also include net increases in unrealized depreciation or net decreases in unrealized appreciation as well as the movement of an existing portfolio company out of this category and into a different category.

(5) Together with Trinity Universal Insurance, the Company co-invests through SLF JV I. SLF JV I is capitalized as transactions are completed and all portfolio and investment decisions in respect to SLF JV I must be approved by the SLF JV I investment committee consisting of representatives of the Company and Kemper (with approval from a representative of each required).

Schedule 12-14

Fifth Street Finance Corp.

Schedule of Investments in and Advances to Affiliates
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
Three months ended December 31, 2013

Portfolio Company/Type of Investment[1]	Amount of Interest, Fees or Dividends Credited in Income[2]	Fair Value at October 1, 2013	Gross Additions[3]	Gross Reductions[4]	Fair Value at December 31, 2013
Control Investments					
Traffic Solutions Holdings, Inc.					
Second Lien Term Loan, 12% cash 3% PIK due 12/31/2016	$ 693	$ 14,499	$ 267	$ (131)	$ 14,635
LC Facility, 8.5% cash due 12/31/2016	86	—	2	(2)	—
746,114 Series A Preferred Units	406	15,891	406	—	16,297
746,114 Common Stock Units	—	10,529	60	—	10,589
TransTrade Operators, Inc.					
First Lien Term Loan, 11% cash 3% PIK due 5/31/2016	511	13,524	513	(16)	14,021
First Lien Revolver, 8% cash due 5/31/2016	1	—	—	—	—
596.67 Series A Common Units in TransTrade Holding LLC	—	—	—	—	—
3,033,333.33 Preferred Units in TransTrade Holding LLC	—	539	1,083	(937)	685
HFG Holdings, LLC					
First Lien Term Loan, 6% cash 4% PIK due 6/10/2019	2,380	93,297	952	(62)	94,187
860,000 Class A Units	—	22,346	436	—	22,782
First Star Aviation, LLC					
First Lien Term Loan, 9% cash 3% PIK due 1/9/2018	1,012	19,211	15,100	(411)	33,900
10,104,401 Common Units	—	5,264	5,793	—	11,057
Eagle Hospital Physicians, LLC					
First Lien Term Loan A, 8% PIK due 8/1/2016	230	11,149	229	(34)	11,344
First Lien Term Loan B, 8.1% PIK due 8/1/2016	63	3,050	63	(10)	3,103
First Lien Revolver, 8% cash due 8/1/2016	12	—	936	(4)	932
4,100,000 Class A Common Units	—	6,203	—	(40)	6,163
Total Control Investments	**$5,394**	**$215,502**	**$25,840**	**$(1,647)**	**$239,695**
Affiliate Investments					
Caregiver Services, Inc.					
Second Lien Term Loan, 10% cash 2% PIK due 6/30/2019	203	—	9,173	(158)	9,015
1,080,399 shares of Series A Preferred Stock	—	3,256	313	—	3,569
AmBath/ReBath Holdings, Inc.					
First Lien Term Loan A, LIBOR+7% (3% floor) cash due 4/30/2016	77	3,272	25	(350)	2,947
First Lien Term Loan B, 12.5% cash 2.5% PIK due 4/30/2016	991	25,317	348	—	25,665
4,668,788 shares of Preferred Stock	—	87	429	—	516
Total Affiliate Investments	**$1,271**	**$ 31,932**	**$10,288**	**$ (508)**	**$ 41,712**
Total Control & Affiliate Investments	**$6,665**	**$247,434**	**$36,128**	**$(2,155)**	**$281,407**

Fifth Street Finance Corp.

Schedule of Investments in and Advances to Affiliates – (continued)
(in thousands, except share and per share amounts, percentages and as otherwise indicated)
Three months ended December 31, 2013

This schedule should be read in connection with the Company's Consolidated Financial Statements, including the Consolidated Schedules of Investments and Notes to the Consolidated Financial Statements.

(1) The principal amount and ownership detail as shown in the Company's Consolidated Schedules of Investments.

(2) Represents the total amount of interest, fees and dividends credited to income for the portion of the year an investment was included in the Control or Non-Control/Non-Affiliate categories, respectively.

(3) Gross additions include increases in the cost basis of investments resulting from new portfolio investments, follow-on Investments and accrued PIK interest, and the exchange of one or more existing securities for one or more new securities. Gross additions also include net increases in unrealized appreciation or net decreases in unrealized depreciation as well as the movement of an existing portfolio company into this category or out of a different category.

(4) Gross reductions include decreases in the cost basis of investment resulting from principal payments or sales and exchanges of one or more existing securities for one or more new securities. Gross reductions also include net increases in unrealized depreciation or net decreases in unrealized appreciation as well as the movement of an existing portfolio company out of this category and into a different category.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Fifth Street Finance Corp.:

In our opinion, the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of investments, and the related consolidated statements of operations, changes in net assets and cash flows, present fairly, in all material respects, the financial position of Fifth Street Finance Corp. and its subsidiaries (the ''Company'') at September 30, 2014 and September 30, 2013, and the results of their operations, the changes in their net assets and their cash flows for each of the three years in the period ended September 30, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule on page F-180 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at September 30, 2014 by correspondence with the custodian and the application of alternative auditing procedures where replies had not been received, provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

New York, New York

November 28, 2014

PART C
Other Information

Item 25. ***Financial Statements And Exhibits***

(1) *Financial Statements*

The following financial statements of Fifth Street Finance Corp. (the ''Registrant'' or the ''Company'') are included in Part A of this Registration Statement:

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Greenwich, State of Connecticut, on February [ ], 2015.

FIFTH STREET FINANCE CORP.

By: /s/ TODD G. OWENS
Name: Todd G. Owens
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Todd G. Owens Todd G. Owens	Chief Executive Officer and Director (Principal Executive Officer)	February [ ], 2015
/s/ Richard A. Petrocelli Richard A. Petrocelli	Chief Financial Officer (Principal Financial and Accounting Officer)	February [ ], 2015
/s/ Ivelin M. Dimitrov Ivelin M. Dimitrov	President, Chief Investment Officer and Director	February [ ], 2015
* Bernard D. Berman	Chairman	February [ ], 2015
* Leonard M. Tannenbaum	Director	February [ ], 2015
* James Castro-Blanco	Director	February [ ], 2015
* Brian S. Dunn	Director	February [ ], 2015
* Richard P. Dutkiewicz	Director	February [ ], 2015
* Byron J. Haney	Director	February [ ], 2015
* Douglas F. Ray	Director	February [ ], 2015

* Signed by Richard A. Petrocelli pursuant to a power of attorney granted on December 22, 2014.